                                          Filed pursuant to Rule 424(b)(4)
                                          Registration No. 333-76007
PROSPECTUS
                               29,600,000 SHARES

                         [WILLIAMS COMMUNICATIONS LOGO]

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                                  COMMON STOCK
                                $23.00 PER SHARE

--------------------------------------------------------------------------------
This is our initial public offering of shares of common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol "WCG", subject to official notice of issuance.

We are offering 29,600,000 shares. Of the shares being offered, 5,920,000 shares are being offered outside the United States and Canada and 23,680,000 shares are concurrently being offered in the United States and Canada.

We are a subsidiary of The Williams Companies, Inc., and following this offering The Williams Companies, Inc. will continue to hold a controlling interest in our shares.

    Investing in the shares involves risks. "Risk Factors" begin on page 8.

                                                              PER SHARE       TOTAL
                                                              ---------    ------------
Public Offering Price.......................................   $23.00      $680,800,000
Underwriting Discount.......................................   $ 1.32      $ 39,072,000
                                                               ------      ------------
Proceeds, before expenses, to Williams Communications Group,
  Inc.......................................................   $21.68      $641,728,000
                                                               ======      ============

We have granted the underwriters a 30-day option to purchase up to additional shares of common stock on the same terms and conditions as set forth above solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the shares to purchasers on or about October 6, 1999.

--------------------------------------------------------------------------------

         LEHMAN BROTHERS                     SALOMON SMITH BARNEY                   MERRILL LYNCH
                                                 INTERNATIONAL                      INTERNATIONAL

October 1, 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS

                                     PAGE
                                     ----
Prospectus Summary.................    1
Risk Factors.......................    8
This Prospectus Contains Forward-
  Looking Statements...............   20
Use of Proceeds....................   21
Dividend Policy....................   21
Capitalization.....................   22
Dilution...........................   23
Selected Consolidated Financial and
  Operating Data...................   24
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........   30
Industry Overview..................   57
Business...........................   64
Regulation.........................   95
Management.........................  103
Principal Stockholders.............  118

                                     PAGE
                                     ----
Relationships and Related Party
  Transactions.....................  121
Relationship Between Our Company
  and Williams.....................  123
Description of Capital Stock.......  129
Description of Indebtedness and
  Other Financing Arrangements.....  139
Shares Eligible for Future Sale....  143
Important United States Federal Tax
  Consequences of Our Common Stock
  to Non-U.S. Holders..............  145
Underwriting.......................  148
Legal Matters......................  153
Experts............................  153
Where You Can Find Additional
  Information......................  154
Index to Financial Statements......  F-1

     Until October 26, 1999, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This is only a summary and does not contain all of the information that may be important to you. You should read the entire prospectus, including the section entitled "Risk Factors" and our consolidated financial statements and related notes, before deciding to invest in our common stock.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     We own or lease, operate and are extending a nationwide fiber optic network focused on providing voice, data, Internet and video services to communications service providers. We also sell, install and maintain communications equipment and network services that address the comprehensive voice and data needs of organizations of all sizes. Our three business units are our network unit, our communications equipment solutions unit, and our strategic investments unit. We also enter into strategic alliances with communications companies to secure long-term, high-capacity commitments for traffic on the Williams network and to enhance our service offerings.

     For the six months ended June 30, 1999, the percentage of revenue, before intercompany eliminations, attributable to each unit was 19.7% for our network unit, 69.2% for our solutions unit and 13.3% for our strategic investments unit. As a result of our focus on the development and expansion of the Williams network, we expect a significant change in our revenue mix over the next few years. Throughout 1999 and 2000, we expect our network unit to contribute an increasing percentage of our total revenues and by 2001 we expect our network unit to contribute the largest percentage of our total revenues and to be the primary source of our revenue.

     Prior to the initial public offering of our common stock, our company was a wholly-owned subsidiary of The Williams Companies, Inc., which first entered the communications business in 1985 by pioneering the placement of fiber optic cables in pipelines that were no longer in use.

     Our principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172 and our telephone number is (918) 573-2000.

                               OUR BUSINESS UNITS

OUR NETWORK UNIT

     Our network unit offers voice, data, Internet and video services, as well as rights of use in dark fiber, on our low-cost, high-capacity nationwide network. Dark fiber is fiber optic cable that we install but for which we do not provide communications transmission services. We focus on providing communications services to other communications companies as they seek to benefit from the growth in communications demand. By the end of the year 2000, we expect that the Williams network will consist of 33,120 miles of fiber optic cable connecting 125 cities, of which 65% is currently installed and 59% operational. Our single fiber network, which Williams excluded from its sale of its original network in 1995, makes up 9,700 of these miles. Of the 23,420 miles of new construction, we will construct and wholly own 9,500 miles and will obtain the remaining 13,920 miles through leasing or joint ownership arrangements. Our network unit's objective is to become the leading nationwide provider of voice, data, Internet and video services to national and international communications providers.

OUR SOLUTIONS UNIT

     Our solutions unit distributes and integrates communications equipment from leading vendors for the voice and data communications needs of businesses of all sizes as well as for governmental, educational and non-profit institutions. Our solutions unit provides planning, design, implementation, management, maintenance and optimization services for the full life cycle of the equipment. We also sell the communications services of select network customers and other carriers to our solutions unit's customers. We serve an installed base of approximately 100,000 customer sites in the U.S. and Canada and maintain a sales organization consisting of approximately 1,200 sales personnel and 110 sales and service offices. Our solutions unit's objective is to be the premier provider of advanced, integrated communications solutions to businesses.

OUR STRATEGIC INVESTMENTS UNIT

     Through our strategic investments unit, we make investments in, or own and operate, domestic and international businesses that create demand for capacity on the Williams network, increase our service capabilities, strengthen our customer relationships, develop our expertise in advanced transmission electronics or extend our reach. Our domestic strategic investments include our ownership of Vyvx, a leading video transmission service for major broadcasters and advertisers, and minority interests in several U.S. communications companies. Our international strategic investments include ownership interests in communications companies located in Brazil, Australia and Chile.

                   CONCURRENT INVESTMENTS IN OUR COMMON STOCK

     We have entered into agreements with SBC Communications Inc., Intel Corporation and Telefonos de Mexico under which SBC, Intel and Telefonos de Mexico will invest an aggregate of at least $725 million in our common stock at the initial public offering price per share less the underwriting discount. We have also entered into arrangements with each of these companies under which we and they will purchase each other's services and, in the case of SBC and Telefonos de Mexico, we will also sell each other's products.

     The consummation of the initial SBC investment of at least $425 million, the equity offering and the notes offering referred to below will occur simultaneously. The closing of the notes offering is contingent upon the closing of the equity offering and the initial SBC investment. The closing of the equity offering is contingent upon the closing of the initial SBC investment. The Intel and Telefonos de Mexico investments, and any additional SBC investment, are expected to close within a few days following the consummation of the offerings and the initial SBC investment. For more information about the concurrent investments, see the section of this prospectus entitled "Business -- Strategic alliances."

                           CONCURRENT NOTES OFFERING

     Concurrent with the equity offering, we are offering $500 million aggregate principal amount of 10.70% senior redeemable notes due 2007 and $1,500 million aggregate principal amount of 10.875% senior redeemable notes due 2009 by means of a separate prospectus.

     For more information about the notes offering, see the section of this prospectus entitled "Description of Indebtedness and Other Financing Arrangements -- Notes."

                                  RISK FACTORS

     You should consider carefully the risks of an investment in our common stock. See the section of this prospectus entitled "Risk Factors" for more information.

                              THE EQUITY OFFERING

  Common stock offered in the
    equity offering...........   29,600,000 shares

  Common stock sold in the
    concurrent investments....   33,440,959 shares

     Subtotal.................   63,040,959 shares

  Class B common stock owned
     by Williams..............   395,434,965 shares

     Total capital stock to be
       outstanding after the
       equity offering and the
       concurrent
       investments............   458,475,924 shares

Use of proceeds...............   We estimate that the net proceeds from the
                                 equity offering will be approximately $635.7 million. We estimate that the net proceeds from the notes offering will be approximately $1.94 billion and the net proceeds from the concurrent investments will be at least $725 million. We intend to use these net proceeds, together with other borrowings and available funds, to develop and light the Williams network, repay portions of our debt, fund operating losses and for working capital and general corporate purposes. See the section
                                 "Use of Proceeds" for more information.

Voting rights:
  Common stock................   One vote per share
  Class B common stock........   Ten votes per share

Other common stock
provisions....................   Apart from the different voting rights, the
                                 holders of common stock and Class B common stock generally have identical rights. See the section "Description of Capital Stock" for more information.

NYSE symbol...................   "WCG"

Dividend policy...............   We do not intend to pay cash dividends on our
                                 common stock in the foreseeable future. See the section "Dividend Policy" for more information.

     The number of shares of common stock to be outstanding immediately after the equity offering and the concurrent investments presented above and elsewhere in this prospectus do not unless otherwise indicated take into account the issuance of up to 4,440,000 shares of common stock which the underwriters have the option to purchase solely to cover over-allotments, if any, the issuance of up to 739,472 additional shares of our common stock that SBC may elect to purchase or the issuance of shares of common stock pursuant to deferred or restricted share awards or option grants under our company's stock-based plans for directors, officers and other employees. See the sections
"Business -- Strategic alliances -- SBC" and "Management -- New stock-based and incentive plans of our company" for more information.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table presents summary consolidated financial and operating data derived from our consolidated financial statements. You should read this along with the sections of this prospectus entitled "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and information related to EBITDA below.

     In January 1995, Williams sold its network business to LDDS Communications, Inc. (now MCI WorldCom, Inc.) for approximately $2.5 billion. The sale included Williams' nationwide fiber optic network and the associated consumer, business and carrier customers. Williams excluded from the sale an approximately 9,700 route-mile single fiber optic strand on its original nationwide network, its telecommunications equipment distribution business and Vyvx. The single fiber, along with Vyvx, our solutions unit and a number of acquired companies, formed the basis for what is today our company. See Note 2 to our consolidated financial statements for a description of acquisitions in 1996 through 1998.

     Williams has contributed international communications assets to our company. When we talk about our company and in the presentation of our financial information, we include the international assets which Williams has contributed to us.

     We have prepared the accompanying table to reflect the historical consolidated financial information of our company as if we had operated as a stand alone business throughout the periods presented. The historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand alone entity during the periods covered.

     The summary pro forma consolidated balance sheet data give effect to the following transactions as if they had occurred on June 30, 1999:

     - the equity offering
     - the notes offering
     - the concurrent investments
     - the recharacterization of $200 million of paid-in capital to amounts due to Williams

     Pro forma earnings per share is based upon 458,475,924 shares of capital stock outstanding after the equity offering and the concurrent investments and does not include any exercise of the underwriters' over-allotment option, the issuance of up to 739,472 additional shares that SBC may elect to purchase or the issuance of shares of common stock pursuant to deferred or restricted share awards or option grants under our company's stock-based plans for directors, officers and other employees. Pro forma net loss per share has been adjusted to include the interest expense impact of $2.0 billion of debt with a weighted average interest rate of 10.8% as if the debt had been issued on January 1, 1998.

     The Statement of Operations Data reflects certain items and events that affect comparability with other years as described in the section of this prospectus entitled "Selected Consolidated Financial and Operating Data."

     Included in other financial data are EBITDA amounts. EBITDA represents earnings before interest, income taxes, depreciation and amortization and other non-recurring or non-cash items, such as equity earnings or losses and minority interest. Excluded from the computation of EBITDA are charges in 1999, 1998 and 1997 included in other expense of $26.7 million, $23.2 million and $29.0 million, respectively, and gains recognized in 1997 and 1996 of $44.5 million and $15.7 million. The $44.5 million gain in 1997 is attributable to our sale of 30% of Solutions LLC to Nortel. The $15.7 million gain in 1996 is attributable to the sale of rights to use communications frequencies. EBITDA is used by management and certain investors as an indicator of a company's historical ability to service debt. Management believes that an increase in EBITDA is an indicator of improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. However, EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to either operating income, as determined by generally accepted accounting principles, as an indicator of operating performance or cash flows from operating, investing and financing activities, as determined by generally accepted accounting principles, and is thus susceptible to varying calculations. EBITDA as presented may not be comparable to other similarly titled measures of other companies. We expect that under the permanent credit facility, which we entered into on September 8, 1999, our discretionary use of funds reflected by EBITDA will be limited in order to conserve funds for capital expenditures and debt service.

                                SIX MONTHS
                              ENDED JUNE 30,                 YEAR ENDED DECEMBER 31,
                         -------------------------   ---------------------------------------
                            1999          1998          1998          1997          1996
                         -----------   -----------   -----------   -----------   -----------
                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Network..............  $   197,389   $    52,042   $   194,936   $    43,013   $    11,063
  Solutions............      692,492       672,096     1,367,404     1,189,798       568,072
  Strategic
     Investments.......      133,469       102,612       221,410       217,966       132,477
  Eliminations.........      (22,211)      (25,024)      (50,281)      (22,264)       (6,425)
                         -----------   -----------   -----------   -----------   -----------
           Total
            revenues...    1,001,139       801,726     1,733,469     1,428,513       705,187
Operating expenses:
  Cost of sales........      765,742       587,238     1,294,583     1,043,932       517,222
  Selling, general and
     administrative....      264,852       206,996       489,173       329,513       152,484
  Provision for
     doubtful
     accounts..........       11,810         2,696        21,591         7,837         2,694
  Depreciation and
     amortization......       62,112        40,759        87,081        71,863        32,378
  Other................       26,913         1,033        34,245        32,269           500
                         -----------   -----------   -----------   -----------   -----------
           Total
             operating
            expenses...    1,131,429       838,722     1,926,673     1,485,414       705,278
                         -----------   -----------   -----------   -----------   -----------
Loss from operations...  $  (130,290)  $   (36,996)  $  (193,204)  $   (56,901)  $       (91)
                         ===========   ===========   ===========   ===========   ===========
Net loss...............  $  (199,765)  $   (43,927)  $  (185,729)  $   (30,043)  $    (3,514)
                         ===========   ===========   ===========   ===========   ===========
Historical per share
  data (basic):
  Net loss.............  $  (199,765)  $   (43,927)  $  (185,729)  $   (30,043)  $    (3,514)
  Weighted average
     shares
     outstanding.......        1,000         1,000         1,000         1,000         1,000
Pro forma per share
  data (basic):
  Net loss.............  $      (.67)  $      (.33)  $      (.87)  $      (.07)  $      (.01)
  Weighted average
     shares
     outstanding.......  458,475,924   458,475,924   458,475,924   458,475,924   458,475,924
OTHER FINANCIAL DATA:
EBITDA.................  $   (41,524)  $     3,763   $   (82,973)  $    44,005   $    32,287
Deficiency of earnings
  to fixed charges.....     (155,319)      (42,023)     (209,745)      (19,897)       (1,545)
Net cash provided by
  (used in) operating
  activities...........      (36,932)      (76,462)     (300,810)      147,858        (1,775)
Net cash provided by
  financing
  activities...........      898,926       324,122       890,623       225,953       226,009
Net cash used in
  investing
  activities...........     (830,292)     (251,425)     (559,099)     (363,494)     (224,186)
Capital expenditures...      572,387       253,971       401,004       276,249        66,900

                                                                 AT JUNE 30, 1999
                                                             -------------------------
                                                               ACTUAL      AS ADJUSTED
                                                             ----------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..................................  $   73,706    $2,761,769
Working capital............................................     424,178     3,237,571
Property, plant and equipment, net.........................   1,060,635     1,060,635
Total assets...............................................   3,171,438     5,922,166
Long-term debt, including long-term debt due within one
  year.....................................................   1,414,603     3,004,603
Total liabilities..........................................   2,219,572     3,809,572
Total stockholders' equity.................................     951,866     2,112,594

                                                              AT AUGUST 31, 1999
                                                              ------------------
                                                                   (NUMBERS
                                                                 APPROXIMATE)
OPERATING DATA:
Planned route miles.........................................         33,120
  Single fiber network route miles..........................          9,700
  Other route miles wholly owned............................          9,500
  Route miles under our asset defeasance program............          3,270
  Route miles jointly owned.................................          1,520
  Route miles through dark fiber rights.....................          9,130
Route miles in operation....................................         19,490
Planned retained fiber miles................................        400,000

     Route miles are actual miles of the path over which fiber optic cable is installed.

     Planned route miles are the total route miles that we expect the Williams network to traverse upon completion.

     Single fiber network route miles are the route miles traversed by the single fiber optic strand that Williams excluded from the sale of its original network to LDDS in 1995.

     Other route miles wholly owned are those other route miles that we wholly own or will wholly own and either have constructed or plan to construct along our rights of way. Rights of way are rights to install fiber optic cable along routes owned by other parties.

     Route miles under our asset defeasance program are those route miles that we are in the process of constructing over our rights of way under our asset defeasance program, and which we will lease upon completion. The asset defeasance program provides cash which we may use, as agent for a trust, to buy and install fiber optic cable and equipment in order to construct portions of our network. For more information concerning the asset defeasance program, see the section of this prospectus entitled "Description of Indebtedness and Other Financing Arrangements -- Asset defeasance program."

     Route miles jointly owned are those route miles which we jointly own or will jointly own.

     Route miles through dark fiber rights are those route miles over which we plan to obtain rights in dark fiber.

     Planned retained fiber miles are those fiber miles of our completed network that we expect to retain for our use in serving our customers. Fiber miles are calculated by multiplying the route miles traversed over a given segment by the number of fibers contained within that segment.

                                  RISK FACTORS

     You should carefully consider the risks described below before deciding whether to invest in shares of our common stock.

RISKS RELATING TO OUR NETWORK UNIT

WE MUST COMPLETE THE WILLIAMS NETWORK EFFICIENTLY AND ON TIME TO INCREASE OUR REVENUES BUT FACTORS OUTSIDE OUR CONTROL MAY PREVENT US FROM DOING SO, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

     Our ability to become a leading coast-to-coast provider of communications services to other communications providers and our ability to increase our revenues will depend in large part upon the successful, timely and cost-effective completion of the Williams network. Difficulties in constructing the Williams network which we cannot control could increase its estimated costs and delay its scheduled completion, either of which could have a material adverse effect on our business.

     In addition to factors described elsewhere in "Risk Factors," factors out of our control include:

     - our management of costs related to construction of route segments
     - timely performance by contractors
     - technical performance of the fiber and equipment used in the Williams network

     We have embarked upon an aggressive plan to build the Williams network and we cannot guarantee that we will be successful in completing the Williams network in the time planned.

WE NEED TO INCREASE THE VOLUME OF TRAFFIC ON THE WILLIAMS NETWORK OR THE WILLIAMS NETWORK WILL NOT GENERATE PROFITS

     We must substantially increase the current volume of voice, data, Internet and video transmission on the Williams network in order to realize the anticipated cash flow, operating efficiencies and cost benefits of the Williams network. If we do not develop long-term commitments with new large-volume customers as well as maintain our relationships with current customers, we will be unable to increase traffic on the Williams network, which would adversely affect our profitability.

     We believe that an important source of increased traffic will be from the introduction by regional telephone companies of long distance services within their historical service areas once they satisfy the applicable requirements under the Telecommunications Act of 1996. Accordingly, delays in the introduction of these services could have an adverse effect on our traffic flow. See the section of this prospectus entitled "Regulation -- General regulatory environment."

OUR NETWORK UNIT OPERATES IN A HIGHLY COMPETITIVE INDUSTRY WITH PARTICIPANTS THAT HAVE GREATER RESOURCES AND EXISTING CUSTOMERS THAN WE HAVE, WHICH COULD LIMIT OUR ABILITY TO INCREASE OUR MARKET SHARE

     Our success depends upon our ability to increase our share of the carrier services market by providing high quality services at prices equal to or below those of our competitors. Increased competition could lead to price reductions, fewer large-volume sales, under-utilization of resources, reduced operating margins and loss of market share. Many of our competitors have, and some potential competitors are likely to enjoy, substantial competitive advantages, including the following:

     - greater name recognition
     - greater financial, technical, marketing and other resources
     - larger installed bases of customers
     - well-established relationships with current and potential customers
     - more extensive knowledge of the high-volume long distance services industry
     - greater international presence

     Our competitors include Qwest Communications International, Inc, Level 3 Communications, Inc., IXC Communications, Inc., as well as the three U.S. long distance fiber optic networks that are owned by each of AT&T Corp., MCI WorldCom, Inc. and Sprint Corp.

CONSOLIDATION WITHIN THE TELECOMMUNICATIONS INDUSTRY COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

     Consolidation of some of the major service providers and strategic alliances in the communications industry have occurred in response to the passage of the Telecommunications Act and further consolidation could lead to fewer large-volume sales, reduced operating margins and loss of market share. Regional telephone companies that fulfill required conditions under the Telecommunications Act may choose to compete with us. In addition, significant new and potentially larger competitors could enter our market as a result of other regulatory changes, technological developments or the establishment of cooperative relationships. Foreign carriers may also compete in the U.S. market.

PRICES FOR NETWORK SERVICES MAY DECLINE, WHICH MAY REDUCE OUR REVENUES

     The prices we can charge our customers for transmission capacity on the Williams network could decline for the following reasons:

     - installation by us and our competitors, some of which are expanding capacity on their existing networks or developing new networks, of fiber and related equipment that provides substantially more transmission capacity than needed
     - recent technological advances that enable substantial increases in, or better usage of, the transmission capacity of both new and existing fiber
     - strategic alliances or similar transactions that increase the parties' purchasing power, such as purchasing alliances among regional telephone companies for long distance capacity

     If prices for network services decline, we may experience a decline in revenues which would have a material adverse effect on our operations.

SERVICE INTERRUPTIONS ON THE WILLIAMS NETWORK COULD EXPOSE US TO LIABILITY OR CAUSE US TO LOSE CUSTOMERS

     Our operations depend on our ability to avoid and mitigate any damages from power losses, excessive sustained or peak user demand, telecommunications failures, network software flaws, transmission cable cuts or natural disasters. The failure of any equipment or facility on the Williams network could result in the interruption of customer service until we make necessary repairs or install replacement equipment. Additionally, if a carrier or other service provider fails to provide the communications capacity that we have leased in order to provide service to our customers, service to our customers would be interrupted. If service is not restored in a timely manner, agreements with our customers may obligate us to provide credits or other remedies to them, which would reduce our revenues. Service disruptions could also damage our reputation with customers, causing us to lose existing customers or have difficulty attracting new ones. Many of our customers' communications needs will be extremely time sensitive, and delays in signal delivery may cause significant losses to a customer using the Williams network. The Williams network may also contain undetected design faults and software "bugs" that, despite our testing, may be discovered only after the Williams network has been completed and is in use.

WE MAY NEED TO EXPAND OR ADAPT THE WILLIAMS NETWORK IN THE FUTURE IN ORDER TO REMAIN COMPETITIVE, WHICH COULD BE VERY COSTLY

     Any expansion or adaptation of the Williams network could require substantial additional financial, operational and managerial resources which may not be available to us. After we complete the Williams network, we may have to expand or adapt its components to respond to the following:

     - an increasing number of customers
     - demand for greater transmission capacity
     - changes in our customers' service requirements
     - technological advances
     - government regulation

OUR NETWORK UNIT HAS GENERATED LOSSES IN ITS LIMITED OPERATING HISTORY, WHICH WE EXPECT WILL CONTINUE

     Our network unit has a limited operating history upon which you can base an evaluation of our performance. In connection with developing the Williams network, we have incurred operating and net losses and working capital deficits and we expect to continue to do so at least until completion of the Williams network. Our network unit experienced operating losses of $27.7 million in 1998 and $45.4 million for the six months ended June 30, 1999. Continued operating losses could limit our ability to obtain the cash needed to develop the Williams network, make interest and principal payments on our debt or fund our other business needs.

WE NEED TO OBTAIN AND MAINTAIN THE NECESSARY RIGHTS OF WAY FOR THE WILLIAMS NETWORK IN ORDER TO OPERATE THE NETWORK; IF WE ARE UNABLE TO OBTAIN AND MAINTAIN RIGHTS OF WAY OVER DESIRED ROUTES ON COMMERCIALLY REASONABLE TERMS, OUR PROFITABILITY MAY BE ADVERSELY AFFECTED

     If we are unable to maintain all of our existing rights and permits or obtain and maintain the additional rights and permits needed to implement our business plan on acceptable terms, we may incur additional costs which could have a material adverse effect on our business. We are a party to litigation which the plaintiffs seek to have certified as class actions which challenge, among other things, our right to use railroad rights of way. It is likely that we will be subject to other suits challenging use of all of our railroad rights of way and the plaintiffs will also seek class certification. Approximately 15% of our network is installed on railroad rights of way. This litigation may increase our costs and adversely affect our profitability. See
"Business -- Legal proceedings."

WE NEED TO OBTAIN ADDITIONAL CAPACITY FOR THE WILLIAMS NETWORK FROM OTHER PROVIDERS IN ORDER TO SERVE OUR CUSTOMERS AND KEEP OUR COSTS DOWN

     We lease telecommunications capacity and obtain rights to use dark fiber from both long distance and local telecommunications carriers in order to extend the range of the Williams network. Any failure by these companies to provide service to us would adversely affect our ability to serve our customers or increase our costs of doing so.

     Costs of obtaining local services from other carriers comprise a significant proportion of the operating expenses of long distance carriers, including our network unit. Similarly, a large proportion of the costs of providing international services consists of payments to other carriers. Changes in regulation, particularly the regulation of local and international telecommunications carriers, could indirectly but significantly affect our network unit's competitive position; such changes could increase or decrease our costs, relative to those of our competitors, of providing services.

RISKS RELATING TO OUR SOLUTIONS UNIT

OUR SOLUTIONS UNIT HAS EXPERIENCED LOSSES WHICH MAY CONTINUE IN THE FUTURE

     Our solutions unit experienced operating losses of approximately $59.0 million in 1998 and approximately $21.0 million for the six months ended June 30, 1999. We have had difficulties in integrating our equipment distribution business with Nortel's equipment distribution business and in managing the increased complexity of our business. Since the new systems our solutions unit is implementing to address these problems have not yet been fully implemented or tested, we expect that our financial results in 1999 will continue to be adversely affected by these difficulties. These difficulties have included an inability to operate and manage our business effectively with multiple information systems, insufficient management resources, internal control deficiencies, a high turnover of sales personnel, lost sales, customer dissatisfaction and increased selling, general and administrative costs. See the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Our solutions unit" for more information.

TERMINATION OF RELATIONSHIPS WITH KEY VENDORS COULD RESULT IN DELAYS OR INCREASED COSTS

     We have a series of agreements which authorize us to act as a distributor of communications products for a variety of vendors, most significantly Nortel, as well as Cisco Systems, Inc., NEC Corp. and others. We cannot assure you that any vendor with which we do business will elect to continue its relationship with us on substantially the same terms and conditions. We believe that an interruption, or substantial modification, of our distribution relationships, particularly with Nortel, could have a material adverse effect on our solutions unit's business, operating results and financial condition, in that we may no longer be able to provide services and products to our customers, or the cost of doing so may be more expensive. Periodically, our distribution agreements expire and we must negotiate new agreements if we desire to continue distributing the vendor's products at competitive prices. In addition, under our distribution agreement with Nortel, if we do not purchase a minimum percentage of our total product mix from Nortel, we each have the option to change the ownership structure of Solutions LLC. If Nortel is no longer an owner of Solutions LLC, there is no guarantee that Nortel would continue its distribution agreement with our solutions unit once it is no longer required to do so under the terms of the agreement. See the section of this prospectus entitled "Business -- Our solutions unit -- LLC agreement with Nortel" for more information.

OUR SOLUTIONS UNIT OPERATES IN A HIGHLY COMPETITIVE INDUSTRY, WHICH COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

     We face competition from communications equipment manufacturers and distributors, as well as from other companies that offer services to integrate systems and equipment of different types. Increased competition could lead to price reductions, fewer sales and client projects, under-utilization of employees, reduced operating margins and loss of market share. Many of our competitors have significantly greater financial, technical and marketing resources or greater name recognition than we currently have. We also face competition from lower cost providers and from new entrants to the market.

RISKS RELATING TO OUR COMPANY

AFTER THE OFFERINGS, WILLIAMS MAY NOT PROVIDE ADDITIONAL CAPITAL OR CREDIT SUPPORT TO US, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO MAKE FUTURE BORROWINGS

     We have funded our past capital needs mainly through borrowings or capital contributions from Williams or through external financings guaranteed by Williams. Following the offerings, Williams may not provide us with additional funding or credit support. Without Williams' support, we may have less borrowing capacity and funds may only be available to us on less favorable terms.

WE HAVE SUBSTANTIAL DEBT WHICH MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE DISADVANTAGE

     Our substantial debt may have important consequences for us, including the following:

     - our ability to obtain additional financing for acquisitions, working capital, investments and capital or other expenditures could be impaired or financing may not be available on terms favorable to us
     - a substantial portion of our cash flow will be used to make principal and interest payments on our debt, reducing the funds that would otherwise be available to us for our operations and future business opportunities
     - a substantial decrease in our net operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations
     - we may have more debt than our competitors, which may place us at a competitive disadvantage
     - our substantial debt may make us more vulnerable to a downturn in our business or the economy generally

     We had substantial deficiencies of earnings to cover fixed charges of $155.3 million for the six months ended June 30, 1999, $209.7 million in 1998, $19.9 million in 1997 and $1.5 million in 1996.

WE MAY NOT BE ABLE TO REPAY OUR EXISTING DEBT; FAILURE TO DO SO OR TO REFINANCE OUR DEBT COULD PREVENT US FROM IMPLEMENTING OUR BUSINESS PLANS AND REALIZING ANTICIPATED PROFITS

     If we are unable to refinance our debt or to raise additional capital on favorable terms, this may impair our ability to develop the Williams network and to implement our other business plans. At June 30, 1999, as adjusted to give effect to the offerings, the concurrent investments, the recharacterization of $200 million of paid-in capital to amounts due to Williams, the payment of related expenses and the application of the net proceeds to repay debt, we would have had approximately $3.0 billion of long-term debt, approximately $2.1 billion of stockholders' equity and a debt-to-equity ratio of approximately 1.42 to 1. We have made additional borrowings since June 30, 1999 under our interim credit facility and anticipate making further borrowings under our new permanent credit facility or our new short term loan facility, all of which will increase the amount of our outstanding debt and our debt-to-equity ratio. Our ability to make interest and principal payments on our debt and borrow additional funds on favorable terms depends on the future performance of our business. If we do not have enough cash flow in the future to make interest or principal payments on our debt, we may be required to refinance all or a part of our debt or to raise additional capital. We do not know if refinancing our debt will be possible at that time or if we will be able to find someone who will lend us more money, nor do we know upon what terms we could borrow more money.

RESTRICTIONS AND COVENANTS IN OUR DEBT AGREEMENTS LIMIT OUR ABILITY TO CONDUCT OUR BUSINESS AND COULD PREVENT US FROM OBTAINING FUNDS WHEN WE NEED THEM IN THE FUTURE

     The notes and some of our other debt and financing arrangements contain a number of significant limitations that will restrict our ability to conduct our business and to:

     - borrow additional money
     - pay dividends or other distributions to our stockholders
     - make investments
     - create liens on our assets
     - sell assets
     - enter into transactions with affiliates
     - engage in mergers or consolidations

     These restrictions may limit our ability to obtain future financing, fund needed capital expenditures or withstand a future downturn in our business or the economy.

IF WE ARE UNABLE TO COMPLY WITH THE RESTRICTIONS AND COVENANTS IN OUR DEBT AGREEMENTS, THERE COULD BE A DEFAULT UNDER THE TERMS OF THESE AGREEMENTS, WHICH COULD RESULT IN AN ACCELERATION OF PAYMENT OF FUNDS THAT WE HAVE BORROWED

     If we are unable to comply with the restrictions and covenants in our debt agreements, there would be a default under the terms of our agreements. Some of our debt agreements also require us and certain of our subsidiaries to maintain specified financial ratios and satisfy financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control; as a result, we cannot assure you that we will be able to meet such tests. In the event of a default under these agreements, our lenders could terminate their commitments to lend to us or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, we cannot assure you that we would be able to make the necessary payments to the lenders or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

IF WE ARE UNABLE TO SECURE ANY NEEDED ADDITIONAL FINANCING OUR ABILITY TO COMPLETE THE WILLIAMS NETWORK AND TO CONDUCT OUR BUSINESS GENERALLY COULD BE ADVERSELY AFFECTED

     We may need additional capital to complete the build of the Williams network and meet our long-term business strategies. If we need additional funds, our inability to raise them may have an adverse effect on our operations. If we decide to raise funds through the incurrence of additional debt, we may become subject to additional or more restrictive financial covenants and ratios. The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of financial, business and other factors, many of which are beyond our control. Our ability to arrange financing and the costs of financing depend upon many factors, including:

     - general economic and capital markets conditions
     - conditions in the communications market
     - regulatory developments
     - credit availability from banks or other lenders

     - investor confidence in the telecommunications industry and our company
     - the success of the Williams network
     - provisions of tax and securities laws that are conducive to raising capital

WE MUST ATTRACT AND RETAIN QUALIFIED EMPLOYEES TO ENSURE THE GROWTH AND SUCCESS OF OUR COMPANY

     We believe that our growth and future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel. Any inability of ours in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage and maintain our business and our customers' communications infrastructures. Some of the problems experienced by our solutions unit in 1998 were due to high turnover of managerial, technical and sales personnel, as well as insufficient management resources to run our solutions unit. The competition for qualified personnel in the communications industry is intense.

SBC COULD TERMINATE OUR STRATEGIC ALLIANCE, WHICH COULD HARM OUR BUSINESS

     If SBC terminates our strategic alliance, there could be a material adverse effect on our business, financial condition and results of operations. Because SBC is a major customer of ours, termination of our agreements with SBC would result in decreased revenues and increased marginal costs. Our alliance agreements with SBC are material to us and SBC may terminate these agreements in certain cases, including the following:

     - if SBC does not complete its proposed acquisition of Ameritech Corp. or if regulators impose conditions on the acquisition that SBC refuses to accept
     - if we begin to offer retail long distance or local services on the Williams network under some circumstances
     - if the action or failure to act of any regulatory authority materially frustrates or hinders the purpose of any of our agreements with SBC, the affected agreement may be terminated
     - if we materially breach our agreements with SBC causing a material adverse effect on the commercial value of the relationship to SBC
     - if we have a change of control
     - if SBC acquires an entity which owns a nationwide fiber optic network in the U.S. and determines not to sell us several long distance assets

     In the event of termination due to our actions, we could be required to pay SBC's transition costs of up to $200 million. Similarly, in the event of termination due to SBC's actions, SBC could be required to pay our transition costs of up to $200 million, even though our costs may be higher.

INTEL OR TELEFONOS DE MEXICO COULD EACH TERMINATE OUR STRATEGIC ALLIANCE WITH IT, WHICH COULD HARM OUR BUSINESS

     Our alliance agreements with Intel and Telefonos de Mexico are each material to us and Intel or Telefonos de Mexico may terminate its agreements with us in certain cases. If either of these alliance agreements is terminated for any reason before our initial public offering is completed, then the related purchase of our common stock could be cancelled. If this occurs, we would not receive the anticipated proceeds from the sale of our common stock and would not have the revenues that we anticipate from the alliances in the future.

WE ARE DEPENDENT ON A SMALL NUMBER OF CUSTOMERS, AS A RESULT OF WHICH THE LOSS OF EVEN A SINGLE CUSTOMER OR A FEW CUSTOMERS COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS

     We currently derive a large percentage of the revenue generated by our network unit and Vyvx from a small number of customers, as a result of which the loss of even a single customer or a few customers could have a material adverse impact on our business. There is no guarantee that these customers will continue to do business with us after the expiration of their commitments with us.

COMMUNICATIONS TECHNOLOGY CHANGES VERY RAPIDLY AND OUR TECHNOLOGY COULD BE RENDERED OBSOLETE

     We expect that new products and technologies will emerge and that existing products and technologies, including voice transmission over the Internet and high speed transmission of packets of data, will further develop. These new products and technologies may reduce the prices for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. As a result, our most significant competitors in the future may be new entrants to our markets which would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our products and technology in order to continue to compete effectively. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes, including wider acceptance and usage of voice transmission over the Internet.

OUR SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT, WHICH COULD EXPOSE US TO LIABILITY FROM THIRD PARTIES

     We, and the companies with which we do business, must upgrade our computer systems and software products to accept four-digit entries that distinguish the year 2000 from the year 1900. Due to the limited availability and cost of trained personnel, the difficulty in locating all relevant computer code and our reliance on third-party suppliers and vendors, serious systems failures may occur. These systems failures may result in litigation with our vendors, suppliers or customers, particularly for our solutions unit, given the nature of its extensive product offerings, its maintenance obligations and broad customer base.

     We cannot assure you that we will achieve full year 2000 compliance before the end of 1999 or that we will develop and implement effective contingency plans for all possible scenarios. We have identified two areas that would most likely result in significant problems for our business. First, the system replacements scheduled for completion during 1999 may be delayed. Second, we may not be able to remedy a material systems failure. Either of these could lead to lost revenues, increased operating costs, loss of customers or other business interruptions of a material nature, and potential litigation claims including mismanagement, misrepresentation or breach of contract. See the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 readiness disclosure" for more information.

IF WE DO NOT HAVE SOPHISTICATED INFORMATION AND BILLING SYSTEMS, WE MAY NOT BE ABLE TO ACHIEVE DESIRED OPERATING EFFICIENCIES

     Sophisticated information and billing systems are vital to our growth and ability to monitor costs, bill customers, fulfill customer orders and achieve operating efficiencies. Our plans for developing and implementing our information and billing systems rely primarily on the delivery of products and services by third party vendors. We may not be able to develop new business, identify revenues and expenses, service customers, collect revenues or develop and maintain an adequate work force if any of the following occur:

     - vendors fail to deliver proposed products and services in a timely and effective manner or at acceptable costs
     - we fail to adequately identify all of our information and processing needs
     - our related processing or information systems fail
     - we fail to upgrade systems when necessary
     - we fail to integrate our systems with those of our major customers

OUR BUSINESS IS SUBJECT TO REGULATION THAT COULD CHANGE IN AN ADVERSE MANNER

     The communications business is subject to federal, state, local and foreign regulation. Regulation of the telecommunications industry is changing rapidly, with ongoing effects on our opportunities, competition and other aspects of our business. We cannot assure you that future regulatory, judicial or legislative activities will not have a material adverse effect on us. The regulatory environment varies substantially from state to state. Generally, we must obtain and maintain certificates of authority from regulatory bodies in most states where we offer intrastate services or in order to use eminent domain powers to obtain rights of way. We also must obtain prior regulatory approval of the services, equipment and pricing for our intrastate services in most of these jurisdictions. In addition, some of our alliance partners are subject to extensive regulation, which could adversely affect the expected benefits of our arrangements with them by preventing us or them from selling each other's products and services as planned. For example, while the terms of our agreements with SBC are intended to comply with restrictions on SBC's provision of long distance services, various aspects of these arrangements have not been tested under the Telecommunications Act.

FAILURE TO DEVELOP THE "WILLIAMS COMMUNICATIONS" BRAND COULD ADVERSELY AFFECT OUR BUSINESS

     We believe that brand recognition is very important in the communications industry. If the "Williams Communications" brand awareness does not increase or is weakened, it could decrease the attractiveness of our company's product and service offerings to potential customers, which could result in decreased revenues. We have licensed the use of the Williams trademark from Williams for so long as Williams owns at least 50% of our outstanding capital stock. The loss of this license would require us to establish a new brand and build new brand recognition.

OUR INTERNATIONAL OPERATIONS AND INVESTMENTS MAY EXPOSE US TO RISKS WHICH COULD HARM OUR BUSINESS

     We have operations based in Canada, Australia and Mexico and investments in companies with operations in Brazil and Chile. We are exposed to risks inherent in international operations. These include:

     - general economic, social and political conditions
     - the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems
     - tax rates in some foreign countries may exceed those in the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions
     - required compliance with a variety of foreign laws and regulations which impose a range of restrictions on the companies' operations, corporate governance and shareholders, with penalties for noncompliance including loss of license and monetary fines
     - changes in United States laws and regulations relating to foreign trade and investment

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS

     Our international operations will cause our results of operations and the value of our assets to be affected by the exchange rates between the U.S. dollar and the currencies of the additional countries in which we have operations and assets. Fluctuations in foreign currency rates may adversely affect reported earnings and the comparability of period-to-period results of operations. On January 13, 1999, the Brazilian Central Bank removed the limits on the valuation of the Brazilian Real compared to the U.S. dollar, allowing free market fluctuation of the exchange rate. As a result, the value of the Brazilian Real in U.S. dollars has declined approximately 33% from December 31, 1998 to June 30, 1999. The ultimate duration and severity of the conditions in Brazil may have a material adverse effect on our investments there. In addition, Mexico and Chile have historically experienced exchange rate volatility. Changes in currency exchange rates may affect the relative prices at which we and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of items required in our operations.

RISKS RELATING TO OUR RELATIONSHIP WITH WILLIAMS

WILLIAMS HAS SIGNIFICANT CONTROL OVER OUR COMPANY, WHICH COULD ADVERSELY AFFECT OUR STOCKHOLDERS

     After completion of the equity offering and the concurrent investments, Williams will hold 100% of our Class B common stock and will therefore own shares with approximately 98% of the voting power of our company. As a result, Williams will be in a position to cause our company to take actions that benefit only Williams.

     As long as Williams continues to beneficially own shares of capital stock representing more than 50% of the combined voting power of our outstanding capital stock, Williams will be able to exercise a controlling influence over our company, including:

     - composition of our board of directors and, through it, the direction and policies of our company, including the appointment and removal of officers
     - mergers or other business combinations involving our company
     - acquisition or disposition of assets by our company
     - future issuances of common stock or other securities of our company
     - incurrence of debt by our company
     - amendments, waivers and modifications to the agreements between us and Williams being entered into in connection with the offerings
     - payment of dividends on our common stock
     - treatment of items in our tax returns that are consolidated or combined with Williams' tax returns

CONFLICTS OF INTEREST MAY ARISE BETWEEN US AND WILLIAMS WHICH COULD BE RESOLVED IN A MANNER UNFAVORABLE TO OUR COMPANY

     Conflicts of interest could arise relating to the nature, quality and pricing of services or products provided by us to Williams or by Williams to us, any payment of dividends by us to Williams, any prepayment of the borrowings by us from Williams and general issues relating to maintaining or increasing our profitability. In addition, one of our directors is both a senior officer and director, and seven of our directors are also senior officers, of Williams and some of these individuals and a number of our executive officers own substantial amounts of Williams stock and options for shares of Williams stock. There could be potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for our company and Williams.

     Our directors who are also directors or executive officers of Williams will have obligations to both companies and may have conflicts of interest with respect to matters potentially or actually involving or affecting us, such as acquisitions, financings and other corporate opportunities that may be suitable for both us and Williams. As a result, it is possible that these directors and executive officers could place the interests of Williams ahead of our interests when the two are incompatible. Our restated certificate of incorporation contains provisions designed to facilitate resolution of these potential conflicts which we believe will assist the directors of our company in fulfilling their fiduciary duties to our stockholders. By becoming a stockholder in our company, you will be considered to have consented to these provisions of our restated certificate of incorporation, except to the extent that any of these provisions are inconsistent with Delaware law or the fiduciary duties of our directors. Although these provisions are designed to resolve conflicts between us and Williams fairly, we cannot assure you that this will occur.

WE RELY ON WILLIAMS FOR ADMINISTRATIVE SERVICES WHICH WILLIAMS COULD CEASE TO PROVIDE TO US; WE MAY BE UNABLE TO REPLACE THESE SERVICES IN A TIMELY MANNER OR ON FAVORABLE TERMS

     We have never operated as a stand alone company. While Williams is contractually obligated to provide us with certain administrative services, we cannot assure you that these services will be sustained at the same level as when we were wholly owned by Williams or that we will obtain the same benefits. We will also lease and sub-lease office and manufacturing facilities from Williams. We cannot assure you that, after the expiration of these various arrangements, we will be able to replace the administrative services or enter into appropriate leases in a timely manner or on terms and conditions, including cost, as favorable as those we will receive from Williams.

     These agreements were made in the context of a parent-subsidiary relationship. The prices charged to us under these agreements may be higher or lower than the prices that may be charged by unaffiliated third parties for similar services. For more information about these arrangements, see the section of this prospectus entitled "Relationship Between Our Company and Williams."

RISKS RELATING TO OUR COMMON STOCK

THE POSSIBLE VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT OUR
STOCKHOLDERS

     Prior to the equity offering, you could not buy or sell our common stock publicly. Although our shares of common stock have been approved for listing on the NYSE, an active public market for our common stock might not develop or be sustained after the equity offering. Moreover, even if such a market does develop, the market price of our common stock may decline below the initial public offering price. The market price of our common stock could be subject to significant fluctuations due to a variety of factors, including actual or anticipated fluctuations in our operating results and financial performance, announcements of technological innovations by our existing or future competitors or changes in financial estimates by securities analysts.

     Historically, the market prices for securities of emerging companies in the communications industry have been highly volatile. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies and that often has been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock. Furthermore, following periods of volatility in the market price of a company's securities, stockholders of such a company have often instituted securities class action litigation against the company. Any such litigation against our company could result in substantial costs and a diversion of management's attention and resources, which could adversely affect the conduct of our business.

SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING MAY ADVERSELY AFFECT OUR STOCK PRICE

     The market price of our common stock could drop in response to possible sales of a large number of shares of common stock in the market after the equity offering or to the perception that such sales could occur. As a result, we may be unable to raise additional capital through the sale of equity at prices acceptable to us.

     We have entered into a registration rights agreement with Williams which enables Williams to require us to register shares of our common stock owned by Williams and to include those shares in registrations of common stock made by us in the future. We have also entered into agreements with SBC, Intel and Telefonos de Mexico which provide these three companies with registration rights which enable them to require us to register shares of our common stock they own after a period of time. If these companies exercise their registration rights, the additional shares that become eligible for public sale as a consequence could affect the price at which our shares trade.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER AND BY-LAWS COULD LIMIT OUR SHARE PRICE AND DELAY A TAKEOVER OR CHANGE IN CONTROL OF OUR COMPANY

     Our restated certificate of incorporation and by-laws include provisions that could delay, deter or prevent a future takeover or change in control of our company. These provisions include the disproportionate voting rights of the Class B common stock (relative to the common stock) to elect a majority of the members of our board of directors and the authorization of our board to issue, without stockholder approval, one or more series of preferred stock. In addition, our directors are organized into multiple classes and the members of only one class are elected each year. These provisions and our stockholder rights plan may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of our company, even though such a change in ownership would be economically beneficial to our company and our stockholders. See the section of this prospectus entitled "Description of Capital Stock" for more information.

              THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections "Prospectus Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include but are not limited to:

     - our expectations and estimates as to completion dates, construction costs and subsequent maintenance and growth of the Williams network
     - our ability to implement successfully our operating strategy and attract sufficient capacity volumes on the Williams network
     - future financial performance, including growth in net sales and earnings
     - our continuing relationship with Williams
     - our plan to address the Year 2000 issue, the costs associated with Year 2000 compliance and the results of Year 2000 non-compliance by us or one or more of our customers, suppliers or other strategic business partners

     In addition to factors that may be described in our filings with the Securities and Exchange Commission and this prospectus, the following factors, among others, could cause our actual results to differ materially from those expressed in any forward-looking statements we make:

     - the effects of and changes in political and/or economic conditions, including inflation, interest rates and monetary conditions, and in communications, trade, monetary, fiscal and tax policies in international markets, including Mexico, Canada, Brazil, Australia and Chile
     - changes in external competitive market factors or in our internal budgeting process which might affect trends in our results of operations
     - intense competition from other communications companies
     - rapid, unpredictable and dramatic changes in the technological, regulatory or business environment applicable to us or the communications industry generally
     - changes in the prices of equipment, supplies, rights of way or construction expenses necessary to complete the Williams network

     You should carefully review our consolidated financial statements and related notes included in this prospectus as well as the risk factors described in this prospectus before deciding to invest in shares of our common stock.

     We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions, as they relate to our management, are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.

                                USE OF PROCEEDS

     The net proceeds we will receive from the sale of the 29,600,000 shares of common stock will be approximately $635.7 million, or approximately 731.9 million if the underwriters exercise their over-allotment option in full. We estimate that the net proceeds we will receive from the notes offering will be approximately $1.94 billion. In addition, we estimate that we will receive $725 million in net proceeds from the concurrent investments, excluding the issuance of additional shares that SBC may elect to purchase. The net proceeds from the issuance of these additional shares will depend on whether SBC's initial investment is $425 million or $500 million and whether the underwriters' over-allotment option is exercised and will range from $9.1 million (based on a $425 million initial investment by SBC and no exercise of the underwriters' over-allotment option) to $16.0 million (based on a $500 million initial investment by SBC and the exercise in full of the underwriters' over-allotment option). We also have available to us borrowings from a new permanent credit facility as well as funds from other sources, as described in the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and capital resources -- Anticipated funding sources and cash uses."

     We intend to use the net proceeds from the offerings and the concurrent investments, together with borrowings under our permanent credit facility and funds from other sources, primarily to develop and light the Williams network and to repay debt that was incurred to develop and light the Williams network. We estimate that the capital expenditures remaining to be made for this purpose will be approximately $2.3 billion and that the debt to be so repaid will be approximately $1.125 billion. We will also use these proceeds, borrowings and other funds to fund operating losses, for working capital and for general corporate purposes. For more information about our anticipated funding sources and our uses of these funds, see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and capital resources -- Anticipated funding sources and cash uses."

     The indebtedness which we plan to repay with the proceeds of the offerings and the concurrent investments consists of approximately $500 million borrowed under our permanent credit facility and approximately $625 million borrowed under a new short term loan facility. We entered into these facilities on September 8, 1999. Borrowings under these facilities were used to repay borrowings under an interim credit facility. Borrowings under the interim credit facility were used primarily to develop and light the Williams network.

     Borrowings under the permanent credit and short term loan facilities which we will repay with the proceeds from the offerings bear interest at the rate of LIBOR plus 2.25%. The permanent credit facility consists of a revolving facility which extends for a six-year term and a term facility which extends for a seven-year term. The short term loan facility will expire December 31, 1999. Borrowings under the interim credit facility bore interest at the rate of LIBOR plus .875%. See the section of this prospectus entitled "Description of Indebtedness and Other Financing Arrangements."

                                DIVIDEND POLICY

     We have not paid any cash dividends on our capital stock since 1997. We do not expect to pay cash dividends on our capital stock in the foreseeable future. The terms of the notes and our other debt agreements place limitations on the payment of cash dividends. We currently intend to retain our future earnings, if any, to finance the operation and development of our business. Future dividends, if any, will be determined by our board of directors and will depend on the success of our operations, capital needs, financial conditions, contractual restrictions and other factors that our board of directors considers. See the section of this prospectus entitled "Description of Indebtedness and Other Financing Arrangements" for more information.

                                 CAPITALIZATION

     The following table sets forth our capitalization at June 30, 1999 on an actual basis and as adjusted to give effect to the equity offering, the notes offering, the concurrent investments and the recharacterization of $200 million of paid-in capital to amounts due to Williams, after deducting underwriting discounts and commissions and estimated expenses, and after application of the net proceeds to repay debt. The table assumes that the underwriters do not exercise their over-allotment option and that SBC does not purchase the up to 739,472 additional shares of our common stock that it may elect to purchase. The table also does not take into consideration any additional shares of our common stock issued pursuant to deferred share awards and does not take into consideration any option grants as described in the section of this prospectus entitled "Management -- New stock-based and incentive plans of our company -- Treatment of specified Williams stock awards."

                                                                   JUNE 30, 1999
                                                             -------------------------
                                                               ACTUAL      AS ADJUSTED
                                                             ----------    -----------
                                                               (IN THOUSANDS, EXCEPT
                                                                    SHARE DATA)
Cash and cash equivalents..................................  $   73,706    $2,761,769
                                                             ==========    ==========
Long-term debt due within one year.........................  $      372    $      372
                                                             ==========    ==========
Long-term debt:
  Due to affiliates........................................  $  800,956     1,000,956
  10.70% senior redeemable notes due 2007..................          --       500,000
  10.875% senior redeemable notes due 2009.................          --     1,500,000
  Bank borrowings..........................................     613,275         3,275
                                                             ----------    ----------
     Total long-term debt..................................   1,414,231     3,004,231
Stockholders' equity:
  Common stock, $1.00 par value per share:
     1,000 shares authorized; and 1,000 shares issued and
       outstanding.........................................           1            --
  Class A common stock, $0.01 par value per share:
     1,000,000,000 shares authorized; and 63,040,959 shares
       issued and outstanding..............................          --           630
  Class B common stock, $0.01 par value per share:
     500,000,000 shares authorized; and 395,434,965 shares
       issued and outstanding..............................          --         3,954
  Preferred stock, $0.01 par value per share:
     500,000,000 shares authorized; no shares issued or
       outstanding.........................................          --            --
  Capital in excess of par value...........................   1,391,160     2,547,305
  Accumulated deficit......................................    (516,924)     (516,924)
  Accumulated other comprehensive income...................      77,629        77,629
                                                             ----------    ----------
        Total stockholders' equity.........................     951,866     2,112,594
                                                             ----------    ----------
           Total capitalization............................  $2,366,097    $5,116,825
                                                             ==========    ==========

                                    DILUTION

     As of June 30, 1999, our consolidated net tangible book value was $586.0 million, or $1.28 per share of common stock, based on the expected number of 458,475,924 shares outstanding upon completion of the equity offering and the concurrent investments. The number of shares outstanding excludes any shares that may be issued pursuant to the underwriters' over-allotment option, the issuance of up to 739,472 additional shares that SBC may elect to purchase and the issuance of shares pursuant to deferred or restricted share awards or option grants. Consolidated net tangible book value per share represents the total amount of our consolidated tangible assets, reduced by the amount of total consolidated liabilities and divided by the number of shares of common stock outstanding. Tangible assets are defined as our consolidated assets, excluding intangible assets such as goodwill. After giving effect to the equity offering and the concurrent investments, after deducting underwriting discounts and commissions and estimated expenses, the recharacterization of $200 million of paid-in capital to amounts due to Williams and after application of the net proceeds from the offerings and the concurrent investments, our net consolidated tangible book value at June 30, 1999 would have been approximately $1.7 billion, or $3.81 per share. This represents an immediate increase in consolidated net tangible book value of approximately $2.53 per share to Williams and an immediate dilution of $19.19 per share to new investors in the equity offering.

     Dilution per share represents the difference between the price per share to be paid by new investors and the net consolidated tangible book value per share immediately after the equity offering and the concurrent investments. The following table illustrates the per share dilution.

Initial public offering price per share.....................         $23.00
Consolidated net tangible book value before the equity
  offering, the concurrent investments and the
  recharacterization of $200 million of paid-in capital to
  amounts due to Williams...................................  1.28
Consolidated increase per share attributable to new
  investors, including the concurrent investments...........  2.53
Adjusted consolidated tangible book value per share after
  the equity offering, the concurrent investments and the
  recharacterization of $200 million of paid-in capital to
  amounts due to Williams...................................           3.81
                                                                     ------
Net consolidated tangible book value dilution per share to
  new investors.............................................         $19.19
                                                                     ======

     This table does not take into account the issuance of deferred shares or the exercise of options to be granted at the time of the completion of the equity offering. See the section of this prospectus entitled "Management -- New stock-based and incentive plans of our company." If these amounts had been taken into consideration, assuming the exercise of all options and the receipt of the full amount of cash consideration, the dilution per share to new investors would have been reduced by $.31 per share.

     The following table sets forth, on a pro forma basis at June 30, 1999, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by Williams, by SBC, by Intel, by Telefonos de Mexico and by the new investors purchasing shares of common stock in the equity offering:

                                 SHARES PURCHASED        TOTAL CONSIDERATION
                               ---------------------   ------------------------   AVERAGE PRICE
                                 NUMBER      PERCENT       AMOUNT       PERCENT     PER SHARE
                               -----------   -------   --------------   -------   -------------
Williams.....................  395,434,965     86.2%   $1,191,161,000     45.9%      $ 3.01
SBC, Intel and Telefonos de
  Mexico.....................   33,440,959      7.3       725,000,000     27.9       $21.68
Investors in the equity
  offering...................   29,600,000      6.5       680,800,000     26.2       $23.00
                               -----------    -----    --------------    -----
     Total...................  458,475,924    100.0%   $2,596,961,000    100.0%      $ 5.66
                               ===========    =====    ==============    =====

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     In the table below, we provide you with historical selected consolidated financial and operating data derived from our consolidated financial statements. We have prepared the financial information using our consolidated financial statements for the five years ended December 31, 1998 and the six months ended June 30, 1999 and 1998. Our consolidated balance sheets as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, whose report is based in part on the reports of Arthur Andersen S/C, independent public accountants. When you read these historical selected consolidated financial and operating data, it is important that you also read the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.

     In January 1995, Williams sold its network business to LDDS for approximately $2.5 billion. The sale included Williams' nationwide fiber optic network and the associated consumer, business and carrier customers. Along the original nationwide network, Williams kept an approximately 9,700 route-mile single fiber network, comprised of a single fiber optic strand and associated equipment, its telecommunications equipment distribution business and Vyvx, a leading provider of multimedia fiber transmission for the broadcast industry. The single fiber network can only be used to transmit video and multimedia services, including Internet services, through July 1, 2001. The single fiber network, along with Vyvx, our solutions unit and a number of acquired companies, formed the basis for what is today our company. See Note 2 to our consolidated financial statements for a description of acquisitions in 1996 through 1998.

     Williams has contributed international communications assets to our company. When we talk about our company and in the presentation of our financial information, we include the international assets which Williams has contributed to us.

     We have prepared the accompanying table to reflect the historical consolidated financial information of our company as if we had operated as a stand alone business throughout the periods presented. The historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand alone entity during the periods covered.

     Pro forma earnings per share is based upon an assumed 458,475,924 shares of capital stock outstanding after the equity offering and the concurrent investments and does not include any exercise of the underwriters' over-allotment option, the issuance of up to 739,472 additional shares that SBC may elect to purchase or the issuance of shares of common stock pursuant to deferred share awards or option grants under our company's stock-based plans for directors, officers and other employees. Pro forma net loss has been adjusted to include the interest expense impact of $2.0 billion of debt with a weighted average interest rate of 10.8% as if the debt had been issued on January 1, 1998.

     In connection with the equity offering, we will issue deferred shares of our common stock and grant options to purchase our common stock to directors and selected officers and other employees of our company and Williams. Some of the deferred shares and options are expected to be issued or granted to electing employees in exchange for existing deferred shares of Williams common stock or options to purchase Williams common stock on a basis intended to preserve their economic value. We will account for the options granted in exchange for existing Williams options as new fixed awards and record compensation expense over the vesting period for the options based on the difference between the initial public offering price and the exercise price of the new options. Compensation expense for the deferred shares, whether issued in exchange for Williams deferred shares or newly issued, will be recorded over the vesting period based on the initial public offering price. Assuming that employees elect to exchange all eligible deferred shares and options, based upon current economic value, we estimate that the compensation expense relating to the options and deferred shares will be approximately $10.5 million over the vesting periods, of which we estimate that approximately $3.2 million will be expensed during the remainder of 1999 and approximately $2.1 million will be expensed annually in 2000, 2001 and 2002.

     Included in other financial data are EBITDA amounts. EBITDA represents earnings before interest, income taxes, depreciation and amortization and other non-recurring or non-cash items, such as equity earnings or losses and minority interest. Excluded from the computation of EBITDA are charges in 1999, 1998 and 1997 included in other expense of $26.7 million, $23.2 million and $29.0 million, respectively, described below and the gains recognized in 1997 and 1996 of $44.5 million and $15.7 million described below. EBITDA is used by management and certain investors as an indicator of a company's historical ability to service debt. Management believes that an increase in EBITDA is an indicator of improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. However, EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to either operating income, as determined by generally accepted accounting principles, nor as an indicator of operating performance or cash flows from operating, investing and financing activities, as determined by generally accepted accounting principles, and is thus susceptible to varying calculations. EBITDA as presented may not be comparable to other similarly titled measures of other companies. We expect that under the permanent credit facility, which we entered into on September 8, 1999, our discretionary use of funds reflected by EBITDA will be limited in order to conserve funds for capital expenditures and debt service.

     The Statement of Operations Data reflects the following items and events that affect comparability with other years as follows:

     - In January 1995, Williams sold its network business to LDDS for approximately $2.5 billion. The sale included Williams' nationwide fiber optic network and the associated consumer, business and carrier customers. We accounted for the sale as a disposal of a business segment and accordingly have reported the results of the sold business as discontinued operations.

     - In 1996, we recognized a gain of $15.7 million from the sale of rights to use communications frequencies for approximately $38.0 million.

     - In April 1997, we purchased Nortel's equipment distribution business, which we then combined with our equipment distribution business to create Solutions LLC. This combination effectively doubled the size of our solutions unit. We recorded the 30% ownership reduction in our operations contributed to Solutions LLC as a sale to Nortel and recognized a gain of $44.5 million based on the excess of the fair value over the net book value. In 1997, we began to recognize a minority interest in income
       (loss) of subsidiaries.

     - In October 1997, management and ownership of the single fiber network were transferred from our strategic investments unit to our network unit and intercompany transfer pricing was established prospectively. In addition, consulting, outsourcing and the management of Williams' internal telephone operations, activities previously performed within our strategic investments unit, were transferred to our network unit. For comparative purposes, the 1996 and 1997 consulting, outsourcing and internal telephone management activities previously performed in our strategic investments unit that were transferred to our network unit have been reflected in our network unit's results. See Note 3 to our consolidated financial statements for more information regarding segment disclosures.

     - Other expense in 1997 included $29.0 million of charges primarily related to the decision to sell our learning content business. Other expense in 1998 included a $23.2 million loss related to exiting a venture in the strategic investments unit involved in the transmission of business information for news and educational purposes. Other expense for the six months ended June 30, 1999 included $26.7 million of charges related to the sale of our audio and video conferencing and closed-circuit video broadcasting services businesses.

     - Williams has historically been the primary funding source for our activities. In 1997, most of our funding was through direct capital contributions. Prior to 1997 and in 1998, funding included interest-bearing related party borrowings. In 1997 and 1998, we began the process of capitalizing interest associated with the construction of assets.

     - In the fourth quarter of 1998, we began to recognize revenues from dark fiber leases accounted for as sales-type leases. Dark fiber revenues for this period were $64.1 million. Revenues from dark fiber for the six months ended June 30, 1999 were $71.9 million.

     - Under our tax sharing arrangement with Williams, after the equity offering we will generally receive the benefit of net operating losses only while we remain part of Williams' consolidated tax group and only to the extent we would be able to utilize them if we filed separate income tax returns. If we had filed separate federal income tax returns for 1997 and 1998, the deferred federal income tax benefit would have been increased by approximately $12.8 million and $5.6 million. These amounts reflect the benefit of a net deferred tax asset for federal net operating loss carryforwards to the extent of the existing net deferred tax liability that would have been reflected by us on a separate filing basis.

     - The recharacterization of $200 million of paid-in capital to amounts due to Williams.

                             SIX MONTHS ENDED JUNE 30,                            YEAR ENDED DECEMBER 31,
                            ---------------------------   ------------------------------------------------------------------------
                                1999           1998           1998           1997           1996           1995           1994
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS:
Revenues:
  Network.................  $    197,389   $     52,042   $    194,936   $     43,013   $     11,063   $         --   $         --
  Solutions...............       692,492        672,096      1,367,404      1,189,798        568,072        494,919        396,640
  Strategic Investments...       133,469        102,612        221,410        217,966        132,477         44,000         18,247
  Eliminations............       (22,211)       (25,024)       (50,281)       (22,264)        (6,425)            --             --
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
           Total
             revenues.....     1,001,139        801,726      1,733,469      1,428,513        705,187        538,919        414,887
Operating expenses:
  Cost of sales...........       765,742        587,238      1,294,583      1,043,932        517,222        402,336        316,891
  Selling, general and
     administrative.......       264,852        206,996        489,173        329,513        152,484         93,560         78,552
  Provision for doubtful
     accounts.............        11,810          2,696         21,591          7,837          2,694          2,932          3,866
  Depreciation and
     amortization.........        62,112         40,759         87,081         71,863         32,378         21,050         18,554
  Other...................        26,913          1,033         34,245         32,269            500         (1,240)          (224)
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
           Total operating
             expenses.....     1,131,429        838,722      1,926,673      1,485,414        705,278        518,638        417,639
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
Income (loss) from
  operations..............      (130,290)       (36,996)      (193,204)       (56,901)           (91)        20,281         (2,752)
Interest accrued..........       (29,033)        (6,250)       (18,650)        (8,714)       (17,367)       (13,999)        (7,405)
Interest capitalized......         8,798          4,556         11,182          7,781             --             --             --
Equity losses.............       (18,682)        (2,739)        (7,908)        (2,383)        (1,601)           (72)           243
Investing income..........         4,762          1,267          1,931            670            296            405             41
Minority interest in
  (income) loss of
  subsidiaries............        11,272         (4,904)        15,645        (13,506)            --             --             --
Gain on sale of interest
  in subsidiary...........            --             --             --         44,540             --             --             --
Gain on sale of assets....            --             --             --             --         15,725             --             --
Other income (loss),
  net.....................          (758)           (44)           178            508           (108)           148             44
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------

                             SIX MONTHS ENDED JUNE 30,                            YEAR ENDED DECEMBER 31,
                            ---------------------------   ------------------------------------------------------------------------
                                1999           1998           1998           1997           1996           1995           1994
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND RATIOS)
Income (loss) from
  continuing operations
  before income taxes.....      (153,931)       (45,110)      (190,826)       (28,005)        (3,146)         6,763         (9,829)
(Provision) benefit for
  income taxes............       (45,834)         1,183          5,097         (2,038)          (368)        (8,380)        (2,710)
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
Loss from continuing
  operations..............      (199,765)       (43,927)      (185,729)       (30,043)        (3,514)        (1,617)       (12,539)
Income from discontinued
  operations..............            --             --             --             --             --      1,018,800         94,001
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
Net income (loss).........  $   (199,765)  $    (43,927)  $   (185,729)  $    (30,043)  $     (3,514)  $  1,017,183   $     81,462
                            ============   ============   ============   ============   ============   ============   ============
Historical per share data
  (basic):
  Loss from continuing
     operations...........  $   (199,765)  $    (43,927)  $   (185,729)  $    (30,043)  $     (3,514)  $     (1,617)  $    (12,539)
  Income from discontinued
     operations...........  $         --   $         --   $         --   $         --   $         --   $  1,018,800   $     94,001
  Net income (loss).......  $   (199,765)  $    (43,927)  $   (185,729)  $    (30,043)  $     (3,514)  $  1,017,183   $     81,462
  Weighted average shares
     outstanding..........         1,000          1,000          1,000          1,000          1,000          1,000          1,000
Pro forma per share data
  (basic):
  Loss from continuing
     operations...........  $       (.67)  $       (.33)  $       (.87)  $       (.07)  $       (.01)  $         --   $       (.03)
  Income from discontinued
     operations...........  $         --   $         --   $         --   $         --   $         --   $       2.22   $        .21
  Net income (loss).......  $       (.67)  $       (.33)  $       (.87)  $       (.07)  $       (.01)  $       2.22   $        .18
  Weighted average shares
     outstanding..........   458,475,924    458,475,924    458,475,924    458,475,924    458,475,924    458,475,924    458,475,924

                             SIX MONTHS ENDED JUNE 30,                            YEAR ENDED DECEMBER 31,
                            ---------------------------   ------------------------------------------------------------------------
                                1999           1998           1998           1997           1996           1995           1994
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND RATIOS)
OTHER FINANCIAL DATA:
EBITDA....................  $    (41,524)  $      3,763   $    (82,973)  $     44,005   $     32,287   $     41,331   $     15,802
Ratio of earnings to fixed
  charges.................            --             --             --             --             --           1.43             --
(Deficiency) excess of
  earnings to cover fixed
  charges.................  $   (155,319)  $    (42,023)  $   (209,745)  $    (19,897)  $     (1,545)  $      6,856   $     (9,829)
Net cash provided by (used
  in) operating
  activities..............       (36,932)       (76,462)      (300,810)       147,858         (1,775)        34,144         41,389
Net cash provided by
  financing activities....       898,926        324,122        890,623        225,953        226,009         47,022         27,764
Net cash used in investing
  activities..............      (830,292)      (251,425)      (559,099)      (363,494)      (224,186)       (81,189)       (58,844)
Capital expenditures......       572,387        253,971        401,004        276,249         66,900         32,412         12,616
BALANCE SHEET DATA:
Working capital...........  $    424,178   $    224,771   $    284,358   $    150,965   $    145,865   $     80,989   $     64,110
Net assets of discontinued
  operations..............            --             --             --             --             --             --        743,622
Property, plant and
  equipment, net..........     1,060,635        634,361        712,404        413,452        174,091         98,128         70,415
Total assets..............     3,171,438      1,704,577      2,338,546      1,511,834        721,687        413,630      1,086,329
Long-term debt, including
  long-term debt due
  within one year.........     1,414,603        230,339        624,420        126,941          2,702        189,031        164,067
Total liabilities.........     2,219,572        744,445      1,330,864        643,332        194,434        319,409        340,831
Total stockholders'
  equity..................       951,866        960,132      1,007,682        868,502        527,253         94,221        745,498

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes included in this prospectus. You can find additional information concerning our businesses and strategic investments and alliances in the section of this prospectus entitled "Business."

OVERVIEW

     We own or lease, operate and are extending a nationwide fiber optic network and provide a comprehensive array of communications products and services for organizations of all sizes through our network unit and our solutions unit. Through our third business unit, the strategic investments unit, we make investments in, or own and operate, domestic and foreign businesses that create demand for capacity on the Williams network, increase our service capabilities, strengthen our customer relationships, develop our expertise in advanced transmission electronics or extend our reach. We also enter into strategic alliances with communications companies to secure long-term, high-capacity commitments for traffic on the Williams network and to enhance our service offerings.

     In January 1995, Williams sold its network business to LDDS for approximately $2.5 billion. The sale included Williams' nationwide fiber optic network and the associated consumer, business and carrier customers. Williams excluded from the sale the single fiber network, its telecommunications equipment distribution business and Vyvx. The single fiber network, along with Vyvx, our solutions unit and a number of acquired companies, formed the basis for what is today our company. See Note 2 to our consolidated financial statements for a description of acquisitions in 1996 through 1998.

     On May 27, 1999, Williams contributed its international communications assets to our company. When we talk about our company and in the presentation of our financial information, we include the international assets which Williams contributed to us.

     In October 1997, management and ownership of the single fiber network were transferred from our strategic investments unit to our network unit and intercompany transfer pricing was established prospectively. In addition, consulting, outsourcing and the management of Williams' internal telephone operations, activities previously performed within our strategic investments unit, were transferred to our network unit. For comparative purposes, the 1996 and 1997 consulting, outsourcing and internal telephone management activities previously performed in our strategic investments unit that were transferred to our network unit have been reflected in our network unit's segment results. See
Note 3 to our consolidated financial statements for more information regarding segment disclosure.

     Our consolidated financial statements and this section have been prepared to reflect the historical consolidated financial information of our company as if we had operated as a stand alone business throughout the periods presented.

     As a result of the expansion of our fiber optic network, we expect a significant change in our revenue mix over the next few years. In 1998, our network unit contributed approximately 11.2% of our total consolidated revenues, our solutions unit contributed approximately 78.9% of our total consolidated revenues and our strategic investments unit primarily contributed the remainder. Throughout 1999 and 2000, we expect our network unit to contribute an increasing percentage of our total consolidated revenues and by 2001 we expect our network unit to contribute the largest percentage of our revenues and to be the primary source of our income from operations on a consolidated basis. In addition, as a result of our alliances, we expect a higher concentration of revenue from SBC, Intel and Telefonos de Mexico. Over the next few years, revenue increases in our solutions unit are expected to be modest, with higher revenue growth expected during the same period in our strategic investments unit.

OUR NETWORK UNIT

     Our network unit's business consists of network services and revenues generated from dark fiber. Our network services include:

     - packet-based data services, or the transport of information as "packets," which are data organized for transmission over circuits shared simultaneously by several users
     - private line services, which are dedicated direct connections between locations
     - voice services
     - local calling area services to provide local capacity to our carrier customers
     - optical wave services, which allow a customer exclusive long-term use of a portion of the transmission capacity of a fiber optic strand
     - network design and operational support

     These services are provided under capacity service arrangements. Capacity service arrangements typically have terms ranging from months to many years. Pricing is generally based on the amount of capacity provided, minutes of use, distance of communication, jurisdiction regulating the service and other factors, and is often based on a form of agreement which requires minimum payments regardless of the amount of service used. These agreements are known as take-or-pay commitments. Customers are typically billed for capacity services on a monthly basis and the agreements generally have payment terms of 30 days. Our network unit's revenues also include intercompany and affiliate revenues for our management of Williams' internal telephone operations and our management of the single fiber network.

     Beginning in 1998, our revenues also included dark fiber leases accounted for as sales-type leases. A dark fiber lease conveys rights to use strands of fiber optic cable on the Williams network with the purchaser providing its own optical equipment to transmit light signals over the fiber optic strands. An agreement for a dark fiber lease typically has a term which approximates the economic life of a fiber optic strand, which is generally 20 to 30 years. Usually, the customer pays for the dark fiber with a down payment due upon execution of the agreement and the balance due upon delivery to and acceptance by the customer of the fiber. For these sales-type leases, revenue is generally recognized at the time of delivery and acceptance of the fiber. However, see "Accounting pronouncements" below for a discussion of future revenue recognition related to dark fiber leases. Dark fiber leases that do not meet the criteria for sales-type lease accounting are accounted for as operating leases and the cash received is recognized as revenue over the term of the lease.

     Grants of rights in dark fiber generally provide the customers with the risks and benefits of ownership. However, we retain title to the fibers. We maintain control over physical access to the cable containing the fibers in order to protect the integrity of the fibers used by us or other customers. Consequently, the agreements granting rights in dark fiber obligate us to provide maintenance services for the cable. In return, the customer pays us for providing such maintenance services during the term of the agreement. In some instances, the customer provides us with similar services pursuant to an agreement to grant rights in dark fiber held by us on the customer's system. Most dark fiber customers also elect to use equipment space and related services, such as power, provided by us along the route of the dark fiber, for which we receive additional revenue from recurring charges. In most cases, we have the right to increase these charges to match inflation.

     Our network unit's cost of sales for capacity service arrangements include off-net capacity costs, which are costs of network capacity attributable to using other carrier networks, local access costs, which are the costs of connecting the Williams network to customer locations via local access facilities, and operations and maintenance personnel costs. Construction costs associated with dark fiber leases accounted for as sales-type leases primarily include cable installation, construction of buildings to house equipment, acquisition of rights of way and real estate purchase costs determined on an average cost basis for the applicable portion of the network route sold.

     As a result of our expansion of the Williams network and as a result of our alliances with SBC, Intel and Telefonos de Mexico, we expect a significant change in our network unit's revenue mix over the next few years. By 2001, revenues from our network unit are expected to consist primarily of voice services and packet-based data services for communications transmissions. In 1998 and the first six months of 1999, approximately 33% and 36%, respectively, of our network unit's total revenues were generated from dark fiber. However, as a result of recent accounting pronouncements discussed below, we do not expect this level of revenues from dark fiber transactions to continue.

     We evaluate our grants to customers of rights in dark fiber under lease accounting rules. Certain of our grants of rights in dark fiber were accounted for as sales-type leases even though title does not actually transfer to our customers under our existing grants of rights in dark fiber. Sales-type lease accounting effectively treats a transaction as a sale, resulting in the recognition of revenues and cost of sales. Through June 30, 1999, all of our network unit's revenues included in the category of dark fiber represented revenues recorded from transactions accounted for as sales-type leases.

     In June 1999, the Financial Accounting Standards Board issued a new interpretation effective for transactions entered into after June 30, 1999 that has the effect of requiring transfer of title to be an included element in order to account for a grant of rights in dark fiber as a sales-type lease. Accordingly, sales-type lease accounting will no longer be appropriate for the grants of rights in dark fiber for transactions entered into after June 30, 1999. Transactions for which title is not transferred will be accounted for as operating leases with revenues recognized ratably over the term of the grant of the rights in dark fiber.

     See "Accounting pronouncements" below for additional discussion of future revenue recognition related to dark fiber leases.

OUR SOLUTIONS UNIT

     Our solutions unit's revenues primarily consist of sales and installation of voice and data communications equipment and the service and maintenance of this equipment. Revenues from voice equipment are derived from sales of private branch exchange systems and key systems and the applications and upgrades associated with these systems. A private branch exchange system is a system of devices that open, close, select or complete paths for the transmission of signals that connect to destinations within an office building, which allows calls from outside the building to be routed to the individual instead of through a central number. A key system is an on-site telephone system for smaller organizations. Like a private branch exchange system, a key system switches calls to and from the public network as well as within an organization. Applications and upgrades associated with these systems include voice messaging and call centers, which are offices with multiple persons making and answering calls and performing functions such as taking orders, answering service- and product-related questions and telemarketing. Revenues from data equipment consist mainly of the sale of the following:

     - routers, which connect two or more data networks
     - switches, which are devices that open, close, select or complete paths through which the transmission signal flows to connect to its destination
     - hubs, which are devices on a data network to which other devices such as printers and computers are connected
     - other equipment that comprise corporate voice and data networks

     We expect the provision of professional services will generate an increasing portion of our solutions unit's revenue growth. Professional services include the design and operational support of voice, data and integrated networks, which are network systems that combine voice and data services, for companies and organizations, call center design and installation and Internet network design and implementation. Professional services are typically higher margin services due to the increased complexity and expertise required. These services are billed in one of three ways:

     - as part of an equipment or network package
     - separately as a contract
     - separately on an hourly basis

     Our solutions unit's cost of sales consists primarily of cost of goods, labor costs for design and installation and operations and maintenance personnel costs.

     Issues relating to our solutions unit's business performance. Our solutions unit's sales and operating losses were $1.37 billion and $59.0 million in 1998 compared to sales and operating income of $1.19 billion and $37.1 million in 1997. In April 1997, we purchased Nortel's equipment distribution business, which we then combined with our equipment distribution business to create Solutions LLC. On a pro forma basis assuming the two businesses had been combined for the entire year, sales and operating income would have been $1.44 billion and $45.6 million in 1997.

     We have experienced difficulties in integrating our equipment distribution business with Nortel's equipment distribution business and in managing the increased complexity of our business. These difficulties include:

     - inability to operate and manage our business effectively with the multiple non-integrated management information systems which we have as a result of the combination with Nortel as well as acquisition activity by both us and Nortel prior to our business combination
     - insufficient resources at management levels to manage the operations and finances of the combined business
     - management turnover
     - sales force turnover, including the loss of approximately 200 sales representatives, or approximately 25% of our total of approximately 850 sales representatives, in the first quarter of 1998
     - inability to accurately track customers' orders, billings and collections
     - lack of brand recognition due to the change from the "WilTel" and "Nortel" names
     - lower customer satisfaction due to service and delivery disruptions and billing errors
     - inability to manage employee productivity and achieve operational efficiencies
     - inability to accurately track selling, general and administrative expenses
     - inability to accurately calculate sales compensation in a timely manner
     - increased selling, general and administrative costs

     Our solutions unit's operating results in 1998 were also negatively affected by the expansion of our professional services business, which led to increased administrative costs for 1998 without the corresponding revenue benefit we would expect from this expenditure going forward.

     We are taking the following initiatives to address these issues:

     - implementing standard operating and financial management information systems throughout our organization, a process which will continue throughout 1999
     - continuing to rebuild our sales force by adding approximately 200 sales representatives in 1998, correcting sales compensation issues and implementing sales training and development programs
     - adding additional resources to address internal control issues
     - realignment of our administrative and operating functions in the fourth quarter of 1998, eliminating approximately $19 million of annualized overhead costs
     - hiring an external marketing consulting company and investing in an advertising campaign, both of which will assist us in establishing brand awareness and improving sales productivity

     These and other initiatives began in the second quarter of 1998 and are continuing throughout 1999. However, we expect that our financial results in 1999 will continue to be adversely affected by the difficulties outlined above.

OUR STRATEGIC INVESTMENTS UNIT

     We make investments in, or own and operate, companies that create demand for capacity on the Williams network, increase our service capabilities, strengthen our customer relationships, develop our expertise in advanced transmission electronics or extend our reach. We currently have significant investments in Concentric Network Corporation, UniDial Communications and UtiliCom Networks. Our investments in these three domestic companies represent less than a 20% ownership, and accordingly we account for these investments using the cost method of accounting. Under the cost method, our financial results are not impacted by our percentage ownership interest in the results and operations of these companies.

     Williams has contributed to us its interests in communications ventures in Brazil, Australia and Chile. Our financial results include the international assets contributed to us. Our investment in Brazil is accounted for under the equity method. Our investment in Australia is consolidated. We account for our investment in Chile under the cost method. In addition, Williams has granted us an option to acquire its entire equity and debt interests in Algar Telecom S/A, a Brazilian telecommunications company, at net book value. We may exercise this option at any time from January 1, 2000 to January 1, 2001 and pay the exercise price entirely in our Class B common stock. See the section of this prospectus entitled "Business -- Our strategic investments unit -- International -- Algar Telecom" for more information.

     In addition, revenues from our strategic investments unit are derived from Vyvx and other businesses which we own and operate. These businesses provide:

     - distribution of video and audio signals of televised sports and news events from live events to television networks
     - distribution of advertisements and other media to local television stations

     Our strategic investments unit's cost of sales consists primarily of off-net capacity costs and operations and maintenance personnel costs.

RESULTS OF OPERATIONS

     In order to meet our strategic objectives, we must increase substantially the volume of traffic on the Williams network. As a result, we do not believe that our financial condition or results of operations for prior years serve as a meaningful indication of our future financial condition or results of operations. We expect to incur substantial net operating losses for the foreseeable future and there can be no assurance that we will be able to achieve or sustain operating profitability in the future.

     The table below summarizes our percentage of revenue by source and operating expenses as a percentage of total revenues:

                                     SIX MONTHS ENDED
                                         JUNE 30,            YEAR ENDED DECEMBER 31,
                                     ----------------      ---------------------------
                                     1999       1998       1998       1997       1996
                                     -----      -----      -----      -----      -----
Revenues:
  Network..........................   19.7%       6.5%      11.2%       3.0%       1.6%
  Solutions........................   69.2       83.8       78.9       83.3       80.6
  Strategic Investments............   13.3       12.8       12.8       15.3       18.8
  Eliminations.....................   (2.2)      (3.1)      (2.9)      (1.6)      (1.0)
                                     -----      -----      -----      -----      -----
     Total revenues................  100.0      100.0      100.0      100.0      100.0
Operating expenses:
  Cost of sales....................   76.5       73.2       74.7       73.1       73.3
  Selling, general and
     administrative................   26.5       25.8       28.2       23.1       21.6
  Provision for doubtful
     accounts......................    1.2        0.3        1.2        0.5        0.4
  Depreciation and amortization....    6.2        5.1        5.0        5.0        4.6
  Other............................    2.6        0.2        2.0        2.3        0.1
                                     -----      -----      -----      -----      -----
     Total operating expenses......  113.0      104.6      111.1      104.0      100.0
                                     -----      -----      -----      -----      -----
Loss from operations...............  (13.0)%     (4.6)%    (11.1)%     (4.0)%       --
                                     =====      =====      =====      =====      =====

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

CONSOLIDATED RESULTS

     We experienced a net loss of $199.8 million for the six months ended June 30, 1999 compared to a net loss of $43.9 million for the six months ended June 30, 1998, an increase of $155.9 million from the prior period. The increase in net loss included an increase in losses from operations of $93.3 million (including a charge of $26.7 million related to the sale of our audio and video conferencing and closed-circuit video broadcasting services businesses), an increase in equity losses of $15.9 million and an increase in net interest expense of $18.5 million, somewhat offset by a change in minority interest results of $16.2 million. Net loss was also increased by $47.0 million pursuant to our tax sharing agreement with Williams. The depreciation scheduled in 1999 on the Williams network results in a significant deferred tax expense for us in 1999 with no current benefit for the net operating losses generated, as a result of the tax sharing agreement which we have entered into with Williams. Our provision for taxes for the six months ended June 30, 1999 increased $47.0 million from a benefit of $1.2 million for the six months ended June 30, 1998 to a provision of $45.8 million for the six months ended June 30, 1999.

     Our network unit accounted for $30.3 million of the increase in losses from operations, our solutions unit accounted for $33.6 million of the increase in losses from operations and our strategic investments unit accounted for $29.4 million of the increase in losses from operations, primarily due to the $26.7 million charge referred to above. We discuss these results in detail below by segment.

OUR NETWORK UNIT

     The table below summarizes our network unit's results for the six months ended June 30, 1999 and 1998 and for the last three fiscal years:

                                       SIX MONTHS ENDED
                                           JUNE 30,            YEAR ENDED DECEMBER 31,
                                      -------------------   ------------------------------
                                        1999       1998       1998       1997       1996
                                      --------   --------   --------   --------   --------
                                                         (IN THOUSANDS)
Revenues:
  Dark fiber........................  $ 71,927   $     --   $ 64,100   $     --   $     --
  Leased capacity and other.........    96,855     23,282     73,367     16,637         --
  Intercompany......................    21,947     24,750     49,759     21,159      6,145
  Affiliates........................     6,660      4,010      7,710      5,217      4,918
                                      --------   --------   --------   --------   --------
     Total revenues.................   197,389     52,042    194,936     43,013     11,063
Operating expenses:
  Cost of sales.....................   185,858     40,968    157,379     29,211      4,681
  Selling, general and
     administrative.................    43,384     20,841     51,499      6,512        632
  Provision for doubtful accounts...        40         42        136         --         --
  Depreciation and amortization.....    13,481      5,135     13,228      4,012         --
  Other.............................         2        203        410         --         --
                                      --------   --------   --------   --------   --------
     Total operating expenses.......   242,765     67,189    222,652     39,735      5,313
                                      --------   --------   --------   --------   --------
Income (loss) from operations.......  $(45,376)  $(15,147)  $(27,716)  $  3,278   $  5,750
                                      ========   ========   ========   ========   ========

     Our network unit's revenues increased $145.3 million, or 279%, to $197.4 million for the six months ended June 30, 1999 from $52.1 million for the same period in 1998. The increase was due primarily to $71.9 million of revenues from dark fiber leases accounted for as sales-type leases and $68.0 million of revenues from services provided to customers of the Williams network.

     Our network unit's gross profit increased to $11.5 million for the six months ended June 30, 1999 from $11.1 million for the same period in 1998 while gross margin decreased to 5.8% for the six months ended June 30, 1999 from 21.3% for the six months ended June 30, 1998. Our network unit's cost of sales increased $144.9 million, or 354%, to $185.9 million for the six months ended June 30, 1999 from $41.0 million for the same period in 1998, due primarily to $54.2 million of construction costs associated with dark fiber leases accounted for as sales-type leases, $47.1 million of higher off-net capacity costs incurred prior to the completion of the Williams network and $16.0 million of higher operating and maintenance expenses.

     Our network unit's selling, general and administrative expenses increased $22.5 million, or 108%, to $43.4 million for the six months ended June 30, 1999 from $20.8 million for the same period in 1998, due primarily to an increase in the number of employees and the expansion of the infrastructure to support the Williams network.

     Our network unit's depreciation and amortization increased $8.3 million, or 163%, to $13.5 million for the six months ended June 30, 1999 from $5.1 million for the same period in 1998, reflecting the impact of completing the construction of various segments of the Williams network.

OUR SOLUTIONS UNIT

     The table below summarizes our solutions unit's results for the six months ended June 30, 1999 and 1998 and for the last three fiscal years:

                                    SIX MONTHS ENDED
                                        JUNE 30,              YEAR ENDED DECEMBER 31,
                                   -------------------   ----------------------------------
                                     1999       1998        1998         1997        1996
                                   --------   --------   ----------   ----------   --------
                                                        (IN THOUSANDS)
Revenues:
  New systems and upgrades.......  $403,818   $376,339   $  791,518   $  674,604   $306,110
  Maintenance and customer
     service orders..............   271,431    289,378      556,392      508,319    251,221
  Other..........................    15,148      4,739       16,029        5,363      9,379
  Affiliates.....................     2,095      1,640        3,465        1,512      1,362
                                   --------   --------   ----------   ----------   --------
     Total revenues..............   692,492    672,096    1,367,404    1,189,798    568,072
Operating expenses:
  Cost of sales..................   501,697    487,035    1,009,475      881,112    435,490
  Selling, general and
     administrative..............   177,817    152,318      355,014      234,615    105,891
  Provision for doubtful
     accounts....................    11,115      1,536       19,231        5,622      1,526
  Depreciation and
     amortization................    22,686     18,702       36,637       30,142     16,023
  Other..........................       124       (142)       6,013        1,255        255
                                   --------   --------   ----------   ----------   --------
     Total operating expenses....   713,439    659,449    1,426,370    1,152,746    559,185
                                   --------   --------   ----------   ----------   --------
Income (loss) from operations....  $(20,947)  $ 12,647   $  (58,966)  $   37,052   $  8,887
                                   ========   ========   ==========   ==========   ========

     Our solutions unit's revenues increased $20.4 million, or 3%, to $692.5 million for the six months ended June 30, 1999 from $672.1 million for the same period in 1998. Increases in new systems and upgrades as well as increases in professional services were offset by decreases in maintenance and customer service orders. The increase in professional services is primarily attributable to the October 1998 acquisition of Computer Networking Group, Inc.

     Our solutions unit's gross profit increased to $190.8 million for the six months ended June 30, 1999 from $185.1 million for the same period in 1998, while gross margin increased to 27.6% for the six months ended June 30, 1999 from 27.5% for the same period in 1998. Our solutions unit's cost of sales increased $14.7 million, or 3.0%, to $501.7 million for the six months ended June 30, 1999 from $487.0 million for the same period in 1998, due primarily to the increased revenue.

     Our solutions unit's selling, general and administrative expenses increased $25.5 million, or 16.7%, to $177.8 million for the six months ended June 30, 1999 from $152.3 million for the same period in 1998. Cost reduction initiatives implemented in the fourth quarter of 1998 were offset by higher costs attributable to the CNG acquisition and expansion of the professional services business.

     Our solutions unit's provision for doubtful accounts increased $9.6 million to $11.1 million for the six months ended June 30, 1999 from $1.5 million for the same period in 1998. The increase in the provision reflects adjustments to our reserves based on unresolved billing and collection issues.

     Our solutions unit's depreciation and amortization increased $4.0 million, or 21.3%, to $22.7 million for the six months ended June 30, 1999 from $18.7 million for the same period in 1998, due primarily to the CNG acquisition and depreciation related to systems infrastructure.

OUR STRATEGIC INVESTMENTS UNIT

     The table below summarizes our strategic investments unit's results for the six months ended June 30, 1999 and 1998 and for the last three fiscal years:

                                     SIX MONTHS ENDED
                                         JUNE 30,             YEAR ENDED DECEMBER 31,
                                    -------------------   --------------------------------
                                      1999       1998       1998        1997        1996
                                    --------   --------   ---------   ---------   --------
                                                        (IN THOUSANDS)
Revenues:
  Vyvx............................  $ 79,968   $ 79,689   $ 161,201   $ 162,009   $ 99,974
  PowerTel........................    19,323         --      11,248          --         --
  Other...........................    34,178     22,923      48,961      55,957     32,503
                                    --------   --------   ---------   ---------   --------
     Total revenues...............   133,469    102,612     221,410     217,966    132,477
Operating expenses:
  Cost of sales...................   100,398     84,259     178,010     155,873     83,476
  Selling, general and
     administrative...............    43,651     33,837      82,660      88,386     45,961
  Provision for doubtful
     accounts.....................       655      1,118       2,224       2,215      1,168
  Depreciation and amortization...    25,945     16,922      37,216      37,709     16,355
  Other...........................    26,787        972      27,822      31,014        245
                                    --------   --------   ---------   ---------   --------
     Total operating expenses.....   197,436    137,108     327,932     315,197    147,205
                                    --------   --------   ---------   ---------   --------
Loss from operations..............  $(63,967)  $(34,496)  $(106,522)  $ (97,231)  $(14,728)
                                    ========   ========   =========   =========   ========
ATL and other equity losses.......  $(18,682)  $ (2,739)  $  (7,908)  $  (2,383)  $ (1,601)
                                    ========   ========   =========   =========   ========

     Our strategic investments unit's revenues increased $30.9 million, or 30%, to $133.5 million for the six months ended June 30, 1999 from $102.6 million for the same period in 1998. The increase is primarily attributable to $19.3 million in international activity as a result of the August 1998 acquisition of PowerTel and $11.3 million in increases primarily related to audio and video conferencing and closed-circuit video broadcasting services for businesses.

     Our strategic investments unit's gross profit increased to $33.1 million for the six months ended June 30, 1999 from $18.4 million for the same period in 1998, while gross margin increased to 24.8% for the six months ended June 30, 1999 from 17.9% for the same period in 1998. Our strategic investments unit's cost of sales increased $16.1 million, or 19.2%, to $100.4 million for the six months ended June 30, 1999 from $84.3 million for the same period in 1998, primarily due to $16.7 million in increased costs attributable to the August 1998 acquisition of PowerTel.

     Our strategic investments unit's selling, general and administrative expenses increased $9.9 million, or 29.3%, to $43.7 million for the six months ended June 30, 1999 from $33.8 million for the same period in 1998, primarily as a result of the $9.4 million impact of the August 1998 acquisition of PowerTel.

     Our strategic investments unit's equity losses increased to $18.7 million for the six months ended June 30, 1999 from $2.7 million for the same period in 1998 due primarily to the March 1998 investment in ATL-Algar Telecom Leste S.A., which was formed to acquire a concession for cellular licenses in Brazil in the states of Rio de Janeiro and Espirito Santo. Following the contribution from Williams, our investment in ATL totaled $415 million, representing a direct 55% and indirect 10% economic interest and a direct 19% and indirect 30% voting interest. On March 11, 1999, the shareholders of ATL, including Williams, pledged 49% of their common ATL stock and all of their preferred ATL stock as collateral for a U.S. dollar-denominated $521 million loan from Ericsson Project Finance AB to ATL. ATL had significant pre-operational losses in the construction of a digital cellular network in 1998 and the six months ended June 30, 1999.

     During the second quarter of 1999, management determined that the businesses that provide audio and video conferencing services and closed-circuit video broadcasting services for businesses were held for sale. Upon that determination, we ceased accruing depreciation and amortization for those businesses. On June 30, 1999, we signed an agreement, which closed effective July 31, 1999, with Genesys, S.A. to sell our business that provides audio and video conferencing services. In addition, effective July 31, 1999, we signed and closed an agreement with Cyberstar L.P. to sell our business which provides closed-circuit video broadcasting services for businesses. Proceeds from these two transactions totalled approximately $50.0 million. In the second quarter of 1999 we recognized a pre-tax loss of $26.7 million related to the sales of these businesses consisting of a $22.8 million impairment charge to write-down the assets to fair value based on the expected net sales proceeds and exit costs of $3.9 million, consisting of $2.8 million of contractual obligations and $1.1 million of employee-related costs.

CONSOLIDATED NON-OPERATING COSTS

     Our net interest expenses for the six months ended June 30, 1999 increased $18.5 million from the same period of the prior year as interest expense incurred to finance operations and capital expenditures exceeded amounts capitalized for the period by $20.2 million. Our minority interest in (income) loss of subsidiaries is attributable to Nortel's 30% ownership of Solutions LLC as well as the other PowerTel stockholders' 64% ownership of PowerTel since February 1999 and 78% ownership of PowerTel prior to February 1999. The change in minority interest resulted in an increase in income for the six months ended June 30, 1999 of $11.3 million compared to a reduction in income for the same period in 1998 of $4.9 million. The 1999 amount attributable to Nortel is $5.3 million and the 1999 amount attributable to PowerTel is $6.0 million. In 1998, the minority interest amount was all attributable to Nortel.

     For the six months ended June 30, 1999, we recorded a tax provision of $45.8 million, compared to a tax benefit of $1.2 million for the same period in 1998. The increase in our tax provision is primarily due to an increase in our deferred taxes pursuant to our tax sharing agreement with Williams. The depreciation of the Williams network that has begun resulted in a significant deferred tax expense for us in 1999 with no current benefit for the net operating losses generated under the tax sharing agreement. Under our tax sharing agreement with Williams, after the equity offering we will generally receive the benefit of net operating losses only while we remain part of the Williams consolidated tax group and only to the extent we would be able to utilize them if we filed separate income tax returns.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

CONSOLIDATED RESULTS

     We experienced a net loss of $185.7 million in 1998 compared to a net loss of $30.0 million in 1997, an increase of $155.7 million from 1997. The increase in our net loss is primarily attributable to an increase in losses from operations of $136.3 million, which we discuss in detail below by segment. The increase in net loss is offset somewhat by a change in minority interest results of $29.2 million and a tax benefit of $5.1 million compared with a tax expense of $2.0 million in 1997. Our 1997 results were also affected by the occurrence of a $44.5 million non-recurring gain on the sale of a 30% interest in Solutions LLC to Nortel.

     Our network unit accounted for $31.0 million of the increase in losses from operations and our solutions unit accounted for $96.0 million of the increase in losses from operations, partially offset by a $1.3 million decrease in losses from operations in our strategic investments unit.

OUR NETWORK UNIT

     Our network unit's revenues increased $151.9 million, or 353%, to $194.9 million in 1998 from $43.0 million in 1997. The increase in 1998 was due primarily to $64.1 million of revenues from dark fiber leases accounted for as sales-type leases, $49.5 million of revenues from services provided to new long-term customers of the Williams network and $28.6 million higher intercompany revenues following the transfer of the single fiber network from our strategic investments unit to our network unit in October 1997 and the establishment of intercompany transfer pricing.

     Our network unit's gross profit increased to $37.6 million in 1998 from $13.8 million in 1997, while gross margin decreased to 19.2% in 1998 from 32.1% in 1997. Our network unit's cost of sales increased $128.2 million, or 439%, to $157.4 million in 1998 from $29.2 million in 1997, due primarily to $38.5 million of construction costs associated with dark fiber leases accounted for as sales-type leases, $54.8 million of off-net capacity costs incurred prior to completion of the Williams network and $17.1 million of higher operating and maintenance expenses. Costs associated with higher intercompany revenues primarily account for the remainder of the increased cost.

     Our network unit's selling, general and administrative expenses increased $45.0 million, or 692%, to $51.5 million in 1998 from $6.5 million in 1997, due primarily to an increase in the number of employees and the expansion of the infrastructure to support the Williams network, including $7.7 million of increased information systems costs and $8.0 million for a new national advertising campaign.

     Our network unit's depreciation and amortization increased $9.2 million, or 230%, to $13.2 million in 1998 from $4.0 million in 1997, due to the transfer of the single fiber network from our strategic investments unit to our network unit.

OUR SOLUTIONS UNIT

     In 1997 and 1998, several integration issues relating to the combination of Nortel's equipment distribution business with ours had an adverse impact on our solutions unit's operating results. Although these issues began in 1997, our financial results were not materially adversely impacted until 1998. See the section above entitled "-- Overview -- Our solutions unit -- Issues relating to our solutions unit's business performance." Write-offs of previously capitalized software costs in favor of new systems, end of the year severance plans and the modification of an employee benefit plan also had an adverse impact on the operating results. Consequently, our solutions unit's total segment operating results declined from operating income of $37.1 million in 1997 to an operating loss of $59.0 million in 1998.

     Our solutions unit's revenues increased $177.6 million, or 15%, to $1.37 billion in 1998 from $1.19 billion in 1997, due primarily to an increase of $195.5 million arising from the additional four months of combined operations with Nortel's equipment distribution business in 1998 as compared to 1997. While maintenance contract revenues increased in 1998, the increase was offset by a reduction in new system sales and fewer customer service orders due, in part, to competitive pressures and the integration issues discussed above. See the section above entitled "-- Overview -- Our solutions unit -- Issues relating to our solutions unit's business performance."

     Our solutions unit's gross profit increased to $357.9 million in 1998 from $308.7 million in 1997, while gross margin increased to 26.2% in 1998 from 25.9% in 1997. Our solutions unit's cost of sales increased $128.4 million, or 15%, to $1.01 billion in 1998 from $881.1 million in 1997, due primarily to an increase of $121.4 million arising from an additional four months of combined operations with Nortel in 1998 as compared to 1997. $49.4 million of the increased costs are attributable to direct costs associated with new systems and upgrades revenues and $43.5 million of the increased costs are direct costs associated with maintenance and customer service orders revenues. $31.6 million of the increased costs are attributable to higher indirect costs which are primarily attributable to maintenance and customer service orders revenues.

     Our solutions unit's selling, general and administrative expenses increased $120.4 million, or 51%, to $355.0 million in 1998 from $234.6 million in 1997. The increase was due to an increase of $48.4 million arising from an additional four months of combined operations with Nortel. Also contributing to the increase was $23.3 million of increased information systems costs associated with infrastructure expansion and enhancement and the continued costs of maintaining multiple systems while common systems were being developed. In addition, $36.4 million of increased costs was due to additions to sales personnel and support staff and higher sales commission rates than anticipated. Selling, general and administrative costs in 1998 also included fourth quarter charges of $8.7 million. The charges consisted of $5.8 million related to the modification of our solutions unit's employee benefits program to increase the number of vested days in the new paid time off policy, including a change with regard to sick pay. The remaining charge of $2.9 million was for the severance of 133 employees who were terminated in December 1998 and to whom we paid severance benefits during January 1999. Additionally, an expansion of our professional services business increased administrative expenses.

     Provision for doubtful accounts increased $13.6 million, or 242%, to $19.2 million in 1998 from $5.6 million in 1997. This increase was due to our inability to accurately bill our customers and to collect payment from our customers in a timely manner.

     Our solutions unit's depreciation and amortization increased $6.5 million, or 22%, to $36.6 million in 1998 from $30.1 million in 1997, due primarily to an increase of $5.4 million arising from an additional four months of combined operations with Nortel in 1998 as compared to 1997. The combination with Nortel resulted in additional goodwill of approximately $180.0 million which is being amortized over 25 years, resulting in annual amortization expense of approximately $7.2 million.

     Our solutions unit's other operating expense increased $4.7 million, or 379%, to $6.0 million in 1998 from $1.3 million in 1997, due primarily to a fourth quarter non-cash charge of $5.6 million related to the abandonment of capitalized software costs in favor of new systems.

OUR STRATEGIC INVESTMENTS UNIT

     Our strategic investments unit's revenues increased $3.4 million, or 2%, to $221.4 million in 1998 from $218.0 million in 1997, due primarily to the $11.2 million impact of our investment in PowerTel and a $9.1 million increase from audio and video conferencing and closed-circuit video broadcasting services for businesses. This was partially offset by the $13.7 million impact of exiting our learning content business. In late 1997, we decided to sell our learning content business. During 1998, a substantial portion of the learning content business was sold at its approximate carrying value.

     PowerTel Limited is a public company in Australia which plans to build, own and operate communications networks serving the cities of Brisbane, Melbourne and Sydney and which plans to provide local services in the central business districts of these three cities. Our total investment at June 30, 1999 represented a 36% economic interest in PowerTel, which will increase to 45% after we make all of our remaining required cash contributions of $39 million. We also hold options which, if exercised, would increase our interest by up to 5%. PowerTel's revenues for the period from Williams' investment on August 14, 1998 through December 31, 1998 consisted of fixed telephone line revenues of $7.3 million and cellular phone revenues of $3.9 million. Since PowerTel is accounted for under the principles of consolidation despite our less than 50% ownership, our consolidated financial statements reflect revenues of $11.2 million and operating expenses of $14.5 million.

     Our strategic investments unit's gross profit decreased to $43.4 million in 1998 from $62.1 million in 1997, while gross margin decreased to 19.6% in 1998 from 28.5% in 1997. Our strategic investments unit's cost of sales increased $22.1 million, or 14%, to $178.0 million in 1998 from $155.9 million in 1997, due primarily to $15.0 million of costs relating to the existence of intercompany transfer pricing following the transfer of the single fiber network to our network unit in October 1997 and $9.9 million due to our investment in PowerTel. Cost of sales of PowerTel included $6.8 million related to fixed telephone line revenues and $3.1 million related to cellular telephone revenues. Other changes in our strategic investments unit's cost of sales included the $6.7 million impact of increased activity in audio and video conferencing and closed-circuit video broadcasting services, partially offset by $5.6 million in lower costs as a result of our exiting our learning content business.

     Our strategic investments unit's selling, general and administrative expenses decreased $5.7 million, or 6%, to $82.7 million in 1998 from $88.4 million in 1997, due primarily to our exiting the learning content business, partially offset by $3.7 million in expenses related to PowerTel.

     Our strategic investments unit's depreciation and amortization decreased $0.5 million, or 1%, to $37.2 million in 1998 from $37.7 million in 1997, due primarily to the absence of depreciation and amortization of $3.9 million associated with our exiting the learning content business. Decreases in depreciation associated with the transfer of the single fiber network to our network unit in October 1997 were offset by increases related to new video and teleport equipment. Depreciation and amortization related to PowerTel totaled $0.9 million.

     Our strategic investments unit's other operating expense decreased $3.2 million, or 10%, to $27.8 million in 1998 from $31.0 million in 1997. The 1998 amount included a $23.2 million write-down related to our abandonment of a venture involved in the technology and transmission of business information. The write-down occurred as a result of our decision to exit the venture and not to make further investments in the venture. The write-down was recorded in the third quarter and we abandoned the venture during the fourth quarter. The write-down primarily consisted of $17.0 million from the impairment of the total carrying value of the investment and $5.0 million from the recognition of contractual obligations that continued after the abandonment. During the fourth quarter of 1998, $2.0 million of these contractual obligations were paid. Other operating expenses in 1997 included charges totaling $29.0 million primarily related to our decision and commitment to sell the learning content business.

     Our strategic investments unit had 1998 equity losses in ATL of $4.2 million. ATL incurred significant pre-operational losses in the construction of a digital cellular network in 1998.

CONSOLIDATED NON-OPERATING COSTS

     Our net interest expense increased $6.5 million to $7.4 million in 1998 from $0.9 million in 1997 as a result of our increased borrowings in 1998 compared to 1997, and was offset somewhat by increased capitalization of interest related to assets under construction. Our cash from financing activities increased $664.7 million, or 294%, to $890.6 million in 1998 from $225.9 million in 1997. Most of our 1998 funding was provided by borrowings from Williams, while most of our 1997 funding was provided by capital contributions from Williams.

     Our minority interest in (income) loss of subsidiaries is attributable to Nortel's 30% ownership of Solutions LLC as well as the other stockholders' 78% ownership of PowerTel. The change in minority interest resulted in an increase in income in 1998 of $15.6 million compared to a reduction of income in 1997 of $13.5 million. This change of $29.1 million was due primarily to operating losses attributable to our solutions unit in 1998 as compared to operating profit in 1997. In 1997, we recognized a $44.5 million gain on the sale of a 30% ownership in Solutions LLC to Nortel based on the excess of the fair value over the net book value of the assets conveyed to Nortel.

     In 1998, we recorded a tax benefit of $5.1 million compared to a tax provision of $2.0 million in 1997. The notes to our consolidated financial statements include a reconciliation of the expected benefit for income taxes at the federal statutory rate to the actual provision or benefit. In 1998, the expected benefit was largely offset by unused operating losses.

     Under our tax sharing agreement with Williams, after the equity offering we will generally receive the benefit of net operating losses only while we remain part of Williams' consolidated tax group and only to the extent we would be able to utilize them if we filed separate income tax returns. If we had filed separate federal income tax returns for 1997 and 1998, the provision (benefit) for income taxes would generally be unchanged for 1997, and for 1998 the deferred federal income tax benefit would have been increased by approximately $5.6 million. This amount reflects the benefit of a net deferred tax asset for federal net operating loss carryforwards to the extent of the existing net deferred tax liability that would have been reflected by us on a separate filing basis.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

CONSOLIDATED RESULTS

     We incurred a net loss of $30.0 million in 1997 compared to a net loss of $3.5 million in 1996, representing an increase in net loss of $26.5 million, or 757%, from the prior year. The increase in net loss was due to increased losses from operations of $77.2 million and the recording of minority interest expense of $13.5 million attributable to Nortel's 30% share of the 1997 results of Solutions LLC. These results were offset by lower net interest expense of $16.4 million and the recognition of a $44.5 million gain on the sale of a 30% interest in Solutions LLC to Nortel. Our 1996 results were affected by a non-recurring gain on the sale of communications assets of $15.7 million.

     Our network unit accounted for $2.5 million of the increase in losses from operations. These losses were offset somewhat by an increase in our solutions unit's operating income of $28.2 million. Our strategic investments unit accounted for $88.3 million of the increase in losses from operations.

OUR NETWORK UNIT

     Our network unit's revenues increased $31.9 million, or 289%, to $43.0 million in 1997 from $11.1 million in 1996, due primarily to $13.6 million in consulting and outsourcing revenues attributable to the March 1997 acquisition of Critical Technologies, Inc., a company which designs and manages outsourced communications networks. The increase in revenues was also primarily due to an increase of $15.0 million in intercompany revenues, including revenues from the transfer of the single fiber network from our strategic investments unit to our network unit in October 1997.

     Our network unit's gross profit improved to $13.8 million in 1997 from $6.4 million in 1996, while gross margin percentages declined to 32.1% in 1997 from 57.7% in 1996. Our network unit's cost of sales increased $24.5 million, or 524%, to $29.2 million in 1997 from $4.7 million in 1996, due primarily to the $13.5 million impact of the transfer of the single fiber network from our strategic investments unit to our network unit and the $8.0 million impact of the acquisition of Critical Technologies.

     Our network unit's selling, general and administrative expenses increased $5.9 million to $6.5 million in 1997 from $0.6 million in 1996 as a result of the acquisition of Critical Technologies.

     Our network unit's depreciation and amortization was none in 1996 and increased to $4.0 million in 1997 as a result of the transfer of the single fiber network from our strategic investments unit to our network unit and the acquisition of Critical Technologies.

OUR SOLUTIONS UNIT

     Our solutions unit's revenues increased $621.7 million, or 109%, to $1.19 billion in 1997 from $568.1 million in 1996, due primarily to acquisitions which contributed revenues of approximately $556.0 million, including $535.6 million from the April 1997 combination of Nortel's equipment distribution business with ours.

     During 1997, our solutions unit modified its basic contract structure for new systems and upgrades to separately state prices for the equipment and services portions of a contract. As a result of this contract structure, revenues on these contracts are initially recognized upon delivery of the equipment with the remaining revenues under the contracts being recognized over the installation period based on the relationship of incurred labor to total estimated labor. This new contract structure increased revenues by $38.0 million and operating profit by $6.7 million in 1997. Increased business activity resulted in an $81.0 million increase in new system sales, partially offset by a $46.0 million decrease in system upgrade revenues.

     Our solutions unit's gross profit increased to $308.7 million in 1997 from $132.6 million in 1996, while gross margin percentages increased to 25.9% in 1997 from 23.3% in 1996. Our solutions unit's cost of sales increased $445.6 million, or 102%, to $881.1 million in 1997 from $435.5 million in 1996. The increase was due primarily to the $393.0 million impact of the combination with Nortel. The remaining increase was attributable to the modification of the contract structure discussed above, resulting in increased costs of $31.3 million, and to increased business activity.

     Our solutions unit's selling, general and administrative expenses increased $128.7 million, or 122%, to $234.6 million in 1997 from $105.9 million in 1996, due primarily to the approximately $106.5 million impact of the combination with Nortel with the remaining costs attributable to expanding the infrastructure and sales support for anticipated future growth.

     Our solutions unit's depreciation and amortization increased $14.1 million, or 88%, to $30.1 million in 1997 from $16.0 million in 1996, due primarily to the combination with Nortel.

OUR STRATEGIC INVESTMENTS UNIT

     Our strategic investments unit's revenues increased $85.5 million, or 65%, to $218.0 million in 1997 from $132.5 million in 1996, due primarily to acquisitions which contributed revenues of $80.6 million. Our strategic investments unit's revenues in 1997 also included revenues from our learning content business for which, in late 1997, we developed a plan for disposal and defined as an asset held for sale. As detailed in our consolidated financial statements, a series of acquisitions were completed in 1996 and 1997 which expanded our strategic investments unit's product offerings to include satellite links, audio and video conferencing, closed-circuit video broadcasting for businesses and advertising distribution.

     Our strategic investments unit's gross profit increased to $62.1 million in 1997 from $49.0 million in 1996, while gross margins decreased to 28.5% in 1997 from 37.0% in 1996. Cost of sales increased $72.4 million, or 87%, to $155.9 million in 1997 from $83.5 million in 1996, due primarily to the $68.0 million impact of the acquired operations.

     Our strategic investments unit's selling, general and administrative expenses increased $42.4 million, or 92%, to $88.4 million in 1997 from $46.0 million in 1996, primarily attributable to the acquired operations.

     Our strategic investments unit's depreciation and amortization increased $21.3 million, or 130%, to $37.7 million in 1997 from $16.4 million in 1996, primarily attributable to the acquired operations.

     Our strategic investments unit's other expense increased $30.8 million to $31.0 million from $0.2 million in 1996, due primarily to charges totaling $29.0 million in 1997 primarily related to our decision and commitment to sell our learning content business, resulting in a $22.7 million charge. The $22.7 million charge consisted of a $21.0 million impairment of the assets to fair value less cost to sell and recognition of $1.7 million in exit costs, which primarily consisted of employee-related costs and contractual obligations. Fair value was based on management's estimate of the expected net proceeds to be received.

CONSOLIDATED NON-OPERATING COSTS

     Our net interest expense decreased $16.4 million to $0.9 million in 1997 from $17.4 million in 1996 as a result of our funding needs and resources in 1997 as compared to 1996 and as a result of the capitalization of interest beginning in 1997 for network construction projects. Our cash from financing activities decreased $0.1 million to $225.9 million in 1997 from $226.0 million in 1996. Most of our 1997 funding was provided by capital contributions from Williams, while in 1996 funding included both borrowings and capital contributions from Williams.

     Our minority interest expense in 1997 is attributable to Nortel's 30% ownership of Solutions LLC and resulted in expense in 1997 of $13.5 million compared to none in 1996. This change was due to the April 1997 combination with Nortel.

     We recognized a $44.5 million gain in 1997 on the sale of the 30% ownership interest in Solutions LLC to Nortel based on the excess of the fair value over the net book value of the assets conveyed to Nortel. In 1996, we recorded a gain of $15.7 million from the sale of communication assets for $38.0 million.

     In 1997, we recorded a tax expense of $2.0 million compared to a tax expense of $0.4 million in 1996. The notes to our consolidated financial statements include a reconciliation of the expected benefit to the actual provision or benefit. The 1997 and 1996 expenses reflect our inability to utilize net operating losses under our tax sharing agreement with Williams.

LIQUIDITY AND CAPITAL RESOURCES

     Our operations currently do not provide positive cash flow. Accordingly, we have funded capital expenditures, acquisitions and other cash needs through a combination of borrowings and capital contributions from Williams as well as external borrowings when required. After the completion of the offerings, we plan on financing future cash outlays through internally generated and external funds without relying on cash advances, credit support or contributions from Williams. Some amounts denominated in dollars represent amounts actually denominated in foreign currencies. These amounts have been converted from these currencies as of recent dates.

HISTORICAL FUNDING SOURCES AND USES

     Total cash expended from January 1, 1996 to June 30, 1999 to fund capital expenditures and investments, pay debt and make acquisitions was approximately $2.6 billion. Of this amount, approximately $811.1 million was expended for acquisitions and approximately $1.3 billion was used for capital expenditures, of which approximately $1.2 billion was spent to construct and light the Williams network. In addition, total cash used in operating activities was approximately $190.1 million during the same period.

     Cash provided during this same period by loans and capital contributions from Williams totaled approximately $1.8 billion, of which approximately $701 million was for the buildout of the Williams network. Total cash provided by external borrowings was approximately $1.1 billion. As of June 30, 1999, working capital was $424.2 million. At December 31, 1998, 1997 and 1996, working capital was approximately $284.4 million, $151.0 million and $145.9 million, respectively.

     Beginning in July 1997, our solutions unit became a borrower under the revolving credit facility among Williams, other Williams subsidiaries and certain banks. Our solutions unit had a commitment of $300 million under this credit facility. In January 1999, we also became a borrower under this credit facility and agreed that our borrowings, including those of our solutions unit, under this facility would not exceed $400 million. Our borrowings under this facility other than borrowings by our solutions unit are guaranteed by Williams. During 1999, our total borrowings under this credit facility reached $315 million; however, as of June 30, 1999, all borrowings under this facility had been repaid utilizing proceeds from the interim credit facility described below and there was no outstanding balance under this credit facility. In August 1999, the facility was amended to remove us and our solutions unit as borrowers under this facility.

     During 1998, we entered into an asset defeasance program. We lease portions of the network under this program. The lessor is a trust formed for the purpose of obtaining funding for construction of the Williams network. It receives cash through sales of its notes and equity. We, as construction agent for the trust, use this cash to construct the network over our rights of way. The maximum amount available for the network under this asset defeasance program is $750 million. As of June 30, 1999, approximately $495 million had been spent under this program for the network and there was an additional approximately $255 million available. Our obligations under the lease are partially guaranteed by Williams. For more information regarding our obligations under this program, see the section of this prospectus entitled "Description of Indebtedness and Other Financing Arrangements -- Asset defeasance program."

     In 1999, we accelerated the schedule for completion of the Williams network. In order to provide for additional financing needed prior to the completion of the offerings, we entered into a $1.4 billion interim credit facility on April 16, 1999. As of June 30, 1999, approximately $610.0 million was outstanding under the interim credit facility.

     We replaced the interim credit facility on September 8, 1999 with a $1.05 billion permanent credit facility for our subsidiary, Williams Communications, Inc. Assuming conditions to the termination of the guarantee are satisfied, this permanent credit facility will not be guaranteed by Williams following the completion of the offerings. We also entered into a $750 million short term loan facility on September 8, 1999 to provide funds to repay a portion of the borrowings outstanding under the interim credit facility and to finance capital expenditures for our business units through the completion of the offerings. Borrowings under this short term loan facility will be repaid from the proceeds of the concurrent investments and the offerings and the facility will be cancelled at that time. For more information regarding the permanent credit facility and the short term loan facility, see the sections of this prospectus entitled "Description of Indebtedness and Other Financing
Arrangements -- Permanent credit facility" and "-- Short term loan facility."

     Upon the completion of the offerings and the recharacterization of $200 million from paid-in capital to amounts due to Williams, we estimate we will have approximately $1.0 billion in borrowings from Williams. We will pay a floating interest rate on borrowings from Williams equal to LIBOR plus a margin based on our credit rating. See the sections of this prospectus entitled "Capitalization" and "Description of Indebtedness and Other Financing Arrangements -- Williams note."

ANTICIPATED FUNDING SOURCES AND CASH USES

     We anticipate total cash expended from June 30, 1999 through December 31, 2000 to approximate $4.0 billion as set forth in the table below:

                           PROJECTED SOURCES AND USES
                                 (IN MILLIONS)

Sources:
Net proceeds from the equity offering.......................  $  636
Net proceeds from the concurrent investments................     725
Net proceeds from the notes offering........................   1,937
Asset defeasance program....................................     255
Proceeds from grants of dark fiber rights...................     480
                                                              ------
                                                              $4,033
                                                              ======
Uses:
Capital expenditures:
  Network...................................................  $2,710
  Other business units and corporate level..................     230
                                                              ------
           Total capital expenditures.......................   2,940
Payments for wireless capacity..............................     200
Debt service payments.......................................     482
Net decrease in bank borrowings.............................     210
Lease payments under asset defeasance program...............      55
Other.......................................................     146
                                                              ------
                                                              $4,033
                                                              ======

  FUNDING SOURCES

     Our primary funding sources include the following:

     - Concurrent investments: We expect to receive at least $725 million from the concurrent investments in our company, consisting of at least $425 million from SBC, $100 million from Telefonos de Mexico and $200 million from Intel. The concurrent investments are conditioned upon the completion of the equity offering and the continuation of the respective alliances. For more detail regarding the concurrent investments and events which may result in the termination of the alliances, see the section of this prospectus entitled "Business -- Strategic alliances."

     - Notes offering: Concurrently with the equity offering, we are issuing in the notes offering $2.0 billion principal amount of publicly traded debt securities.

     - Asset defeasance program: The asset defeasance program provides cash which we may use, as agent for the trust, to buy and install fiber optic cable and equipment in order to construct portions of our network that we lease upon completion. We have the right to acquire these assets from the lessor upon the expiration of the lease term. We expect that from June 30, 1999 through the time of completion of the offerings we will have increased our use of the $750 million of availability under this program from approximately $495 million to $625 million and that by December 31, 1999 we will have used the entire availability under this program.

     - Proceeds from grants of dark fiber rights: We expect to generate approximately $65 million in proceeds from grants of rights in dark fiber during the period from June 30, 1999 through the completion of the offerings and an additional approximately $415 million in proceeds through December 31, 2000. Of these amounts, $60 million in proceeds from July 1, 1999 through December 31, 2000 have been or will be generated under our agreement with WinStar described in the section of this prospectus entitled "Business -- Strategic alliances -- WinStar."

  CASH USES

     Our primary cash uses include the following:

     - Network capital expenditures: Our primary anticipated cash need is funding capital expenditures for our network unit for construction costs, including the purchase and deployment of fiber optic cable, equipment costs and other costs including capitalized interest. Our network's construction contracts typically cover all or a portion of a cable construction project. While our network may use the same contractors on different projects, it has no long-term construction agreements. Our network has long-term equipment purchase contracts with Nortel and Ascend Communications, Inc. We spent approximately $1.2 billion under our network capital plan through June 30, 1999. We estimate that during the period from June 30, 1999 through December 31, 2000, we will spend a total of approximately $2.7 billion on our network. This amount includes expenditures made under our asset defeasance program, as agent for the trust, and expenditures made for dark fiber. We estimate that of this amount approximately $1.2 billion will be spent for conduit, fiber optic cable, right of way acquisition and construction costs and approximately $1.5 billion will be spent for equipment.

     - Other business units and corporate level capital expenditures: Of the $230 million in estimated total capital expenditures for our solutions and strategic investments business units and corporate level capital expenditures for the period of June 30, 1999 through December 31, 2000, we expect to use approximately $103 million for construction of PowerTel's network, approximately $52 million for corporate level leasehold improvements and equipment, approximately $46 million for systems upgrades and equipment for our solutions business unit, approximately $21 million for equipment for Vyvx and approximately $8 million for other items.

     - Payments for wireless capacity: At June 30, 1999, we had payments of approximately $280 million, payable over four years, remaining on our $400 million commitment under our agreement with WinStar described in the section of this prospectus entitled "Business -- Strategic alliances -- WinStar." The payments required during the period from June 30, 1999 through December 31, 2000 will be approximately $200 million.

     - Debt service payments: We estimate that during the period from June 30, 1999 through December 31, 2000 we will pay approximately $457 million in interest expense, based on a weighted average rate of interest of 10.8% on the notes and an average LIBOR over this period of 5.75%. We also estimate that we will repay approximately $25 million in principal under our approximately $1.0 billion Williams note during this period.

     - Net decrease in bank borrowings: We entered into a new $1.05 billion permanent credit facility that we used to replace and pay a portion of the outstanding balance on the $1.4 billion interim credit facility. We will make new borrowings under this new permanent credit facility as and when needed. We expect that after giving effect to the use of proceeds from the offerings and the concurrent investments we will have no outstanding borrowings under this facility and that by December 31, 2000 we will have borrowed $400 million of the $1.05 billion available under this facility. This will represent a net decrease of $210 million in bank borrowings from June 30, 1999.

     - Lease payments under asset defeasance program: We expect that during the period from June 30, 1999 through December 31, 2000 we will pay approximately $55 million in lease payments under our asset defeasance program.

     - Other: Of the $146 million in estimated total other cash uses during the period from June 30, 1999 through December 31, 2000, we expect to invest approximately $47 million in PowerTel and pay fees under our bank facilities of approximately $28 million, with the remainder to fund operating deficits.

     We believe that the net proceeds from the offerings and the concurrent investments, the amount funded by Williams, our borrowings under our bank facilities, the funds available under the asset defeasance program, proceeds from grants of dark fiber rights and cash on hand will be sufficient to satisfy our anticipated cash requirements at least through the end of 2000. However, we cannot assure you that our capital expenditures will not exceed the amounts we have estimated or that we will be able to obtain the required funds on terms acceptable to us, either from the sources described above or other sources. If we are unable to obtain the necessary funds, we may be required to scale back or defer our planned capital expenditures and, depending on the cash flow from our then-existing businesses, reduce the scope of our planned operations. In addition, our ability to expand our business and enter into new customer relationships may depend on our ability to obtain additional financing for these projects.

     Our debt agreements will contain restrictive covenants and require us to meet certain financial ratios and tests. These agreements will restrict our ability to borrow additional money, pay dividends or other distributions to stockholders, make investments, create liens on our assets and sell assets.

     For more detail regarding the notes offering, the amount funded by Williams, our borrowings under our bank facilities and the funds available under the asset defeasance program that will continue in place following the completion of the offerings, see the section of this prospectus entitled "Description of Indebtedness and Other Financing Arrangements."

OTHER POTENTIAL CASH USES

     We also have commitments to purchase Nortel's interest in our solutions unit under certain circumstances. After 1999, Nortel may require us to purchase up to one-third of its 30% interest in our solutions unit at the then-fair market value. Nortel may also require us to purchase its entire interest in our solutions unit at market value in the event of a change in control of either us or Nortel or in the event our solutions unit's purchases of Nortel equipment do not meet certain targets. To date our solutions unit has met the equipment purchase targets. In either case, the fair market value would be determined at the time of the purchase and would be dependent on a number of factors, some of which are subjective.

     We are also committed to making additional capital contributions to ATL to the extent necessary for it to maintain a 70-to-30 debt to contributed capital ratio. Our ownership interests could be diluted if we fail to make required capital contributions. In addition, Williams has granted us an option to acquire its entire equity and debt interests in Algar Telecom at net book value. At June 30, 1999, this net book value was approximately $150 million. We may exercise this option at any time from January 1, 2000 to January 1, 2001 and pay the exercise price entirely in our Class B common stock. See the section of this prospectus entitled "Business -- Our strategic investments unit -- International -- Algar Telecom."

     In addition, the companies in which we have made strategic investments have their own funding requirements. We expect that these companies will obtain required funding from third parties to the extent sufficient funds are not generated from internal operations. To the extent internally-generated funds or third party borrowings are unavailable, we may invest additional funds or lend additional money to these companies in order for them to meet their capital needs. Anticipated funding needs of these companies include:

     - approximately $581 million for ATL over the next three years to pay amounts required under its Brazilian cellular license bid

     - approximately $186 million for MetroCom over the next three years to construct a network to provide communications services in the Santiago, Chile metropolitan area

     - approximately $30 million for PowerTel over the next three years to construct communications networks to serve Brisbane, Melbourne and Sydney, Australia

     If ATL cannot meet its cellular license payments, it could lose its licenses. Also, our ownership interest in ATL has been pledged to secure a loan made to ATL and, in the event of a loan default, we could lose our ownership interests.

     In the event that we need to fulfill the potential cash commitments described above, we intend to fund these payments from borrowings under our bank facilities. If operating cash flows are not sufficient or if we are not able to borrow sufficient funds under our bank facilities, we would expect to obtain additional funding from other sources, which may include equity sales.

INFLATION

     Inflation has not significantly affected our operations during the past three years.

ACCOUNTING PRONOUNCEMENTS

     We adopted the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5) effective January 1, 1999. SOP 98-5 requires that all start-up costs be expensed and that the effect of adopting SOP 98-5 be reported as the cumulative effect of a change in accounting principle. The effect of adopting SOP 98-5 on our results of operations was immaterial.

     We adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," during the fourth quarter of 1998. SFAS No. 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers.

     In June 1999, the Financial Accounting Standards Board (FASB) issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 30, 1999. Under this interpretation, dark fiber is considered integral equipment and accordingly title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease. After June 30, 1999, the effective date of FASB Interpretation No. 43, sales-type lease accounting will no longer be appropriate for dark fiber leases and therefore these transactions will be accounted for as operating leases unless title to the fibers under lease transfers to the lessee or if the agreement was entered into prior to June 30, 1999.

MARKET RISK DISCLOSURES

INTEREST RATE RISK

     We have interest rate exposure related to our existing credit facilities and a note payable to Williams. Borrowings under our existing credit facilities and note payable to Williams are influenced by changes in short-term LIBOR interest rates. The notes will be subject to interest rate risk resulting from a future decrease in interest rates on obligations with comparable terms below the interest rate on the notes. None of our existing arrangements or the notes require us to manage or hedge the risks related to interest rate movements and we currently do not mitigate the risk through the use of interest rate swaps or other derivative instruments. However, subsequent to the offerings we may choose to manage our risk associated with interest rate movements through an appropriate balance of fixed and variable rate obligations. To maintain an effective balance of fixed and variable obligations, we may elect to enter into specific interest rate swaps or other derivative instruments as we deem necessary.

     The following table provides information as of December 31, 1998 about the Williams note. The table presents principal cash flows and weighted average interest rates by maturity dates. At December 31, 1998, we had no borrowings outstanding under existing credit facilities.

                                                                                        FAIR VALUE AT
                                                                                        DECEMBER 31,
                           1999    2000    2001    2002    2003    THEREAFTER   TOTAL       1998
                           -----   -----   -----   -----   -----   ----------   -----   -------------
                                                         (IN MILLIONS)
VARIABLE RATE LIABILITIES
Note Payable to
  Williams...............     --      --      --   $ 614      --        --      $614        $614
  Avg. Interest Rate.....  LIBOR   LIBOR   LIBOR   LIBOR
                           + .75   + .75   + .75   + .75

     At June 30, 1999, borrowings under our interim credit facility which was in place at that date and the Williams note were $610 million and $794 million, respectively. The carrying value of our borrowings under both arrangements approximates the fair value. We repaid our interim credit facility through borrowings under our permanent credit facility, entered into on September 8, 1999. Rates under this facility are based on LIBOR plus margins based on investment ratings and are currently LIBOR plus 2.25% to 2.50%. Our permanent credit facility requires repayment beginning in the fourth year of the facility. However, we expect to repay a portion of our outstanding borrowings under the permanent credit facility at the time of the offerings with the net proceeds from the offerings.

     On September 8, 1999, the Williams note was converted into a seven-year amortizing note payable bearing interest at rates equivalent to the rate on our permanent credit facility. Under the new Williams note we are required to make repayments of no less than $25 million each fiscal year beginning June 30, 2000 for so long as no default or event of default exists under the permanent credit facility. The permanent credit facility permits these repayments.

FOREIGN CURRENCY RISK

     We have international investments, primarily in Australia, Brazil, Canada, and Chile, that could affect our financial results if the investments incur a permanent decline in value as a result of changes in foreign currency exchange rates and the economic conditions in foreign countries.

     We have a preferred stock investment in a Brazilian telecommunications venture totaling $101 million and $317 million at December 31, 1998 and June 30, 1999, respectively. Estimating cash flows by year from this investment is not practicable, given that the cash flows from or liquidations of this investment are uncertain. From December 31, 1998 through June 30, 1999, the Brazilian economy experienced significant volatility resulting in a 33% reduction in the value of the Brazilian Real against the U.S. dollar. However, at December 31, 1998 and June 30, 1999, management believes the fair value of this investment approximated the carrying value. An additional 20% reduction in the value of the Brazilian Real against the U.S. dollar could result in up to a $63 million reduction in the value of our investment at June 30, 1999, assuming a direct correlation in the fluctuation of the Brazilian Real against the value of our investment. The ultimate duration and severity of the conditions in Brazil remain uncertain, as does the long-term impact on our interest in this venture. In the event that we exercise the option to acquire Williams' interest in Algar Telecom, our investment in Brazil, and our exposure to fluctuations in the value of the Brazilian Real against the U.S. dollar, would be increased.

     The net assets of our operations that we consolidate are located in various other countries throughout the world and approximate 6% and 10% of our total net assets at December 31, 1998 and June 30, 1999, respectively. These foreign operations, whose functional currency is the local currency, do not have significant transactions or financial instruments denominated in other currencies. However, these investments do have the potential to impact our financial position, due to fluctuations in these local currencies arising from the process of remeasuring the local functional currency into the U.S. dollar. As an example, a 20% decrease in the respective functional currencies against the U.S. dollar could have reduced stockholder's equity by approximately $18 million at June 30, 1999.

     We presently do not utilize derivative or other financial instruments to hedge the risk associated with the movement in foreign currencies. However, management continually monitors fluctuations in these currencies and will consider the use of derivative financial instruments or employment of other investment alternatives if cash flows or investment returns so warrant.

YEAR 2000 READINESS DISCLOSURE

OUR STATE OF READINESS

     Beginning on January 1, 2000, many installed computer systems and software products must either accept four digit entries to distinguish the year 2000 and all subsequent years from the year 1900 or be modified to recognize the change of the century even if there are only two digits being used.

     We, with Williams, established a plan in 1997 to address Year 2000 issues relating to the areas of our business that could be impacted by the date and time change from 1999 to 2000. We are reviewing our products and services as well as our internal systems in order to identify and modify the products, services and systems that are date-and time-sensitive. These areas include:

     - traditional informational technology
     - non-traditional informational technology
     - external interfaces with our customers and vendors

     Our traditional information technology, or IT, includes our software, applications, data and related computer hardware equipment, such as mainframe and personal or midrange computers. Our non-traditional technology, or Non-IT, includes all computer hardware, network hardware, plant equipment and other embedded items that contain date-sensitive code. Examples of Non-IT include elevator control systems, card key access systems and telecommunications equipment.

     Also in 1997, Williams established a Year 2000 committee to oversee management and execution of the plan. The Year 2000 issue is being addressed in the following phases:

     - awareness
     - inventory and assessment
     - renovation and replacement
     - testing and validation

     The initial phase, awareness, is a continuing process intended to heighten awareness of Year 2000 issues both within our company and among our customers.

     We have completed the inventory and assessment phase. During this phase, we inventoried and classified all systems with possible Year 2000 implications into the following categories:

     - highest, compliance is business critical
     - high, compliance necessary within a short period of time following January 1, 2000
     - medium, compliance necessary within 30 days from January 1, 2000
     - low, compliance desirable but not required
     - unnecessary

     We designated the first three categories above as critical and as our major focus. Critical systems are systems that directly support customer systems and applications for our products and services customer base. Examples of critical systems include our solutions unit's "SIMS" database which holds our solutions unit's customer records and our network unit's provisioning and ordering fulfillment system.

     We split the inventory and assessment phase into two categories, IT and Non-IT. We hired an external contractor as a consultant to provide support services for the IT assessment. Third-party software information was compared with the contractor's master product compliance database to determine Year 2000 compliance status. Vendors were contacted for software not found in this master database. The systems identified in the assessment phase included all date-and time-sensitive hardware and embedded items. The Non-IT assessment was developed to ensure that all computer hardware, network hardware and plant equipment continues to operate without interruption up to and beyond the rollover to the year 2000. The systems identified in the assessment included both manned sites and unmanned network sites as well as other Non-IT systems.

     For the testing and validation phases, a Year 2000 test lab capable of testing almost any software is in place and operational. As of August 31, 1999, all critical IT and Non-IT systems had been fully tested or otherwise validated as compliant. An example of another way a system is validated as compliant is when a business process is determined not to be date- and time-sensitive. Some non-critical systems that will not have a material impact on our business may not be compliant until after January 1, 2000.

     We have initiated a formal communications process with customers, vendors, service providers and other companies to determine the extent to which these companies are addressing Year 2000 compliance. In connection with this process, as of August 31, 1999 we had sent approximately 9000 letters and questionnaires to third parties who have conducted business with us during the last three years. While the response rate has been 37% overall, the response rate is higher from our critical business partners. For example, there is a 72% response rate from our IT business partners, a 78% response rate from our Non-IT partners and a 44% response rate from our lessors. Virtually all of these companies have indicated that they are already compliant or will be compliant on a timely basis. We have identified the most critical business partners and are currently in the process of determining the amount of risk to which we may be exposed. Where necessary, we will be working with key business partners to reduce the risk of a break in service or supply and with non-compliant companies to mitigate any material adverse effect on our business.

     We have utilized both internal resources and external contractors to complete the Year 2000 compliance project. We have a core group of 13 people who are responsible for coordinating, organizing, managing, communicating, and monitoring the project and another estimated 80 staff members are responsible for completing the project. Depending on which phase the project is in and what area is being focused on at any given point in time, there can be an additional 50 to 250 employees working on completion of the project. The estimated cost of our external contractors is approximately $3.5 million.

COSTS OF YEAR 2000 COMPLIANCE

     We expect to incur total costs of $10.7 million to address the Year 2000 issue. Of this total, approximately $500,000 is expected to be incurred for new software and hardware purchases and will be capitalized with the remaining amounts expensed. Through August 31, 1999, approximately $9.5 million has been expensed and $250,000 has been capitalized. The $10.7 million in total costs has been or is expected to be spent as follows:

     - First quarter 1998. Prior to and during the first quarter of 1998, we conducted the project awareness and inventory and assessment phases of the project and incurred costs totaling $200,000.
     - Second quarter 1998. We spent $700,000 on renovation and replacement and the completion of the inventory and assessment phase.
     - Third and fourth quarter 1998. We focused on the renovations and replacement, and testing and validation phases in which a cost of approximately $2.5 million was incurred.
     - First quarter 1999. Renovations and replacement and testing and validation continued, and contingency planning began. We spent approximately $2 million during the first quarter of 1999.
     - Second quarter 1999. Our primary focus shifted to testing and validation and contingency planning and final testing, with approximately $3 million spent.
     - Third and fourth quarters 1999. We will focus primarily on contingency planning and final testing and estimate that we will spend approximately $1.8 million.
     - First and second quarters 2000. We will be managing and reporting Year 2000 issues and estimate an additional $450,000 will be spent over this period.

     Of the approximately $1.0 million of future costs necessary to complete the project on schedule, approximately $750,000 will be expensed and the remainder capitalized. This estimate does not include our potential share of Year 2000 costs that may be incurred by partnerships and joint ventures in which we participate but are not the operator. The costs of previously planned system replacements are not considered to be Year 2000 costs and are therefore excluded from the amounts discussed above.

RISKS ASSOCIATED WITH YEAR 2000 ISSUES

     Our estimates of costs associated with the project and of the completion dates are based on our best estimates, which we derived utilizing numerous assumptions of future events, including the continued availability of resources, third-party Year 2000 compliance modifications plans and other factors. We expect the necessary modifications will be made on a timely basis and do not believe that the cost of these modifications will have a material adverse effect on our business, financial conditions and operating results. However, in part due to the unavailability and high cost of trained personnel, the difficulty locating all relevant computer code, reliance on third-party suppliers and vendors and the ability to implement interfaces between the new systems and the systems being replaced, there is a possibility of service interruptions due to non-compliance. For example, power failures along the Williams network would cause both customer and internal service interruptions. We cannot guarantee that these estimates or completion dates will be achieved, and actual results could differ materially from these estimates.

     We have attempted to minimize our risks for the Year 2000 rollover by taking actions, which include the following:

     - following a comprehensive project methodology
     - ongoing coordination with the legal and audit departments
     - completing an audit of the software, hardware and firmware in use at our facilities
     - determining the business criticality of the items identified and formulating appropriate action plans
     - maintaining centralized storage of project documentation and communication with critical files kept and logged as vital records
     - contacting vendors, suppliers and business partners regarding their Year 2000 compliance efforts
     - issuing consistent and approved responses to external requests regarding Year 2000 status
     - conducting ongoing management reporting and awareness and training programs for employees
     - contacting customers and notifying them of plans and changes (potential or tangible) relating to our business
     - taking appropriate legal actions where required based on contractual agreements, warranties and representations (including Year 2000 wording in contracts, warranties, and purchase orders)
     - preventing the purchase or construction of any system, tools or processes that are not Year 2000 compliant or upgradeable before January 1, 2000

     Although all critical systems over which we have control are planned to be compliant and tested before the Year 2000, we have identified two areas of concern. First is the possibility of service interruptions to us and/or our customers due to non-compliance by third parties. Second is the delay in system replacements scheduled for completion during 1999. We are closely monitoring the status of these systems to reduce the chance of delays in completion. We believe the most reasonably likely worst possible scenario would be a systems failure beyond our control to remedy, which could materially prevent us from operating our business. We believe that such a failure would likely lead to lost revenues, increased operations costs, loss of customers or other business interruptions of a material nature, in addition to potential claims including mismanagement, misrepresentation or breach of contract.

CONTINGENCY PLANS

     We began initial contingency planning during 1998 and significant focus on that phase of the project is taking place in 1999. Guidelines for that process were issued in January 1999 in the form of a formal business continuity plan. An external contractor is working within each business unit to review existing business continuity plans and to modify these plans to include Year 2000 contingency plans for the critical business processes, critical business partners, suppliers and system replacements that may experience significant delays.

     Our Year 2000 contingency plan methodology is as follows:

     - assess each business process for business risk and potential need for contingency plans
     - create business process contingency plans as needed based on the risk analysis
     - test the completed plans, evaluate the test results and revise plans accordingly
     - store completed plans both on-site and off-site
     - maintain plan copies at the appropriate Year 2000 offices
     - review and modify contingency plans as part of an ongoing change management process

     As of August 31, 1999, all defined business contingency plans had been completed and implemented where appropriate. However, due to the general uncertainty inherent in the Year 2000 issue and the inability to anticipate all potential risks, we cannot ensure our ability to timely and cost effectively resolve all post-Year 2000 problems associated with the Year 2000 issue that may affect our operations and business or expose us to third party liability.

     In addition to the Year 2000 committee which serves all of our business units, our solutions unit has established a Year 2000 team to assist in making its customer base Year 2000 compliant. The team consists of marketing, legal, operations and other shared services personnel who assess, test and validate the telecommunications products for our solutions unit's customer base. Monetary support for the team and our solutions unit's Year 2000 project is provided for out of each department's budget.

     Our solutions unit team's purpose is to educate and inform customers and employees about Year 2000 related issues and proactively seek to implement upgrades to bring our customers into compliance. The majority of the upgrades and new products needed to support the customer migration are available from the manufacturers. Our solutions unit has launched extensive efforts including direct and mass mailings to inform its customer base of the need to take action to assess and if necessary, upgrade, their products to be Year 2000 compliant.

     Although our solutions unit believes it has sufficient resources to provide timely support to its customers that require product migrations or upgrades, our solutions unit is continually reviewing and updating its contingency plan to address both potential spikes in the demand for customer support and potential problems with its suppliers. Based on customer demand, our solutions unit is reviewing its work projects to address customer service. To ensure timely delivery from its suppliers, our solutions unit is proactively monitoring and seeking assurances from its key suppliers. However, since the effort to provide Year 2000 compliant products and essential services to its customers is heavily dependent on its major suppliers, interruptions or disruptions in this supply could have an adverse material impact on our solutions unit.

                               INDUSTRY OVERVIEW

     Telecommunications is the transmission of data, voice or video signals across a distance. Data signals connect computers in networks such as the Internet, or connect other devices, such as facsimile machines. Voice signals usually connect people in telephone conversations. Video signals include video conferencing and television signals. Telecommunications services are typically divided into long distance and local services. The demand for all types of telecommunications services has been increasing, with especially rapid growth in high-speed data services, including the Internet. The telecommunications industry includes telecommunications services, equipment, and technical services for creating and operating telecommunications networks.

     Recently, the telecommunications industry has been characterized by rapid technological change, changes in the industry structure and increased demand for services and equipment. A February 1999 report of the President's Council of Economic Advisers estimated total U.S. telecommunications services and equipment revenues in 1998 of $408 billion, up from approximately $250 billion in 1993.

     Over the past several years, the telecommunications industry has undergone significant structural change. Many of the largest equipment and service providers have achieved growth through acquisitions and mergers. These combinations have provided access to new markets, new products, and economies of scale. Despite this consolidation, the number of new entrants is increasing and small new entrants are gaining market share from the large and established providers. In this highly competitive environment, telecommunications providers are increasingly focusing on core activities and core competencies and outsourcing non-core activities to other providers. This trend is a significant change from the traditional integrated model that has prevailed in the industry since its inception.

INDUSTRY TRENDS

ADVANCES IN TELECOMMUNICATIONS AND NETWORKING TECHNOLOGY

     Telecommunications providers transmit voice, data and video signals primarily over coaxial cable, copper cables, microwave systems, satellites and fiber optic cables. Beginning in the 1960s, microwave systems began to replace copper cable and by 1990, fiber optic cables had largely replaced copper cable for long distance transmission. Fiber optic cables use light to transmit information in digital format through ultra-thin strands of glass. Compared to copper, fiber optic cables provide significantly greater capacity at lower cost with fewer errors and increased reliability.

     Several advances in switching and electronics have further increased the bandwidth, or transmission capacity, of telecommunications networks. Dense wavelength division multiplexing is a technology which allows the transmission of multiple light signals through a single optical fiber and can currently increase the bandwidth of fiber optic cables by up to 128 times the original fiber optic technology.

     Historically, carriers have built telecommunications networks based on circuit switching. Circuit switching establishes and keeps open a dedicated path until the call is terminated. While circuit switching has worked well for decades to provide voice communications, it does not efficiently use transmission capacity. Once a circuit is dedicated, it is unavailable to transmit any other information, even when the particular users of that circuit are not speaking or otherwise transmitting information. Packet switching is replacing circuit switching. Packet switching divides data into small "packets" which are then independently transmitted to their destination via the quickest path. Upon their arrival, the packets are reassembled. Packet switching provides more efficient use of the capacity in the network because the network does not establish inefficient dedicated circuits, which waste unused capacity.

     The new packet networking technologies operate at very high speeds ranging from 1.544 million bits per second, or DS-1, to 2.488 billion bits per second, or OC-48, and beyond. A bit is the smallest unit of information a computer can process and is the basic unit of data communications. By comparison, one voice call requires roughly 64,000 bits per second. Packet networks are especially efficient at carrying data signals.

CONVERGENCE OF VOICE AND DATA SERVICES

     Telecommunications network designs have traditionally created separate networks using separate equipment for voice, data and video signals. The evolution from analog to digital technologies, which convert voice and other signals into a stream of "1"s and "0"s, erases the traditional distinctions between voice, data and video transmission services. High-bandwidth networks that use advanced packet-switched technology transmit mixed digital voice, data and video signals over the same network. This enables telecommunications customers to use a single device for voice, data and video communications. Although these devices are new to the market, customer interest and acceptance are rapidly growing.

     Each evolution, from copper to fiber optic cables, from one to many light signals, from circuit switching to packet switching and from analog to digital signals, has produced significant increases in network capacity. When considered together, these evolutions have produced enormous increases in the ability to transfer large amounts of information across vast distances almost instantaneously. With each new leap in transmission capacity, end-users have come to rely on their ability to access and manipulate ever greater amounts of information quickly and easily. This reliance has consistently created demand that outstrips the available capacity.

HISTORY OF THE MODERN TELECOMMUNICATIONS INDUSTRY

     In the first half of the twentieth century, AT&T Corp. created the Bell System, a nationwide collection of telecommunications network assets. For most of the century, the Bell System operated as a regulated monopoly providing telecommunications services in most areas of the U.S. Even in those areas where a non-Bell System carrier, such as GTE Corp., provided local service, that local carrier was a regulated monopoly providing local service, and AT&T provided regulated monopoly long distance service.

     The 1982 antitrust consent decree between AT&T and the U.S. Department of Justice strongly influenced the current structure of the communications industry. The consent decree was intended, among other things, to spur competition in providing long distance service and supplying telecommunications equipment. The decree required AT&T to divest its Bell operating companies to seven newly created regional Bell operating companies and divided the country into approximately 200 local access and transport areas which delineate the areas between which the regional Bell operating companies are prohibited from providing long distance services and in which the regional Bell operating companies are authorized to provide local exchange services. The regional Bell operating companies remained regulated monopolists, operating network assets and providing exchange services, including local telecommunications service, access to long distance carriers and toll service within the exchange area. However, the regional Bell operating companies were prohibited from providing services between the different local areas and from manufacturing telecommunications equipment. AT&T continued to operate the long distance network assets and provide long distance services.

     Long distance competition has increased significantly since the AT&T divestiture. MCI, Sprint Corp. and Williams created nationwide fiber optic networks to compete with AT&T.

Other long distance providers purchased services primarily from these three new networks or AT&T in order to compete for long distance market share. According to the Federal Communications Commission, AT&T's market share fell from approximately 90% in 1984 to approximately 45% in 1997. In 1997, MCI, Sprint and LDDS, which acquired Williams' original fiber optic network in 1995, had approximately 19%, 10%, and 7% market share respectively. All other long distance providers accounted for the remaining 20% market share.

     Similarly, supplying telecommunications equipment has become highly competitive. Following the AT&T divestiture, the regional Bell operating companies were no longer required to purchase from AT&T's equipment division (now Lucent Technologies Inc.). As a result, other equipment providers, including Nortel, Siemens AG, and Alcatel S.A. gained market share in both the carrier and business markets. Increasing competition in all telecommunications segments encouraged innovation in equipment features and helped the market grow. Until 1997, virtually all of AT&T/Lucent's equipment sales to businesses were direct sales through AT&T/ Lucent's sales employees. Lucent is increasingly using independent vendors to sell its products. Likewise, in 1997, Nortel shifted virtually all of its business equipment sales to independent vendors.

     Among other things, the Telecommunications Act replaced the restrictions on the regional Bell operating companies from the 1982 consent decree and enhanced the development of competition in telecommunications services. The Telecommunications Act:

     - prohibits states from enforcing barriers to entry
     - requires local Bell operating companies to interconnect with competing carriers on non-discriminatory terms
     - requires local Bell operating companies to lease parts of their networks, including the telephone lines that connect an end-user to a local Bell operating company's device for opening, closing or completing connections, to competing carriers at cost-based prices
     - requires local Bell operating companies to provide service at wholesale rates to competing carriers for resale to end-users
     - allows a regional Bell operating company to provide long distance services originating from wireless equipment or from non-wireless equipment outside of the regional Bell operating companies' historical local service areas. A regional Bell operating company will be allowed to provide long distance service originating from non-wireless equipment within its historical local service areas if the FCC finds that the regional Bell operating company has complied with certain requirements. See the section of this prospectus entitled "Regulation -- General regulatory environment" for more information.

     By allowing providers to offer additional services, the Telecommunications Act also stimulated competition for virtually all communications services, including local service, long distance service and enhanced services. Providers are increasingly bundling these services and providing one-stop shopping for end-user customers.

     In the telecommunications market, a new industry model is replacing the original model of a single regulated monopolist building and operating end-to-end assets and providing all products and services. In this market, carriers who do not operate their own nationwide transmission network serve an increasing percentage of the market. The Telecommunications Act requirement that regional Bell operating companies provide carrier services has led a large number of providers to offer local services without owning local assets. Increasingly, providers are offering telecommunications customers end-to-end services without having to own and operate the end-to-end assets. Other companies are focusing on operating the assets as efficiently and effectively as possible. In the equipment market, independent network integrators are providing an increasing share of products to businesses.

RELEVANT MARKET SEGMENTS

THE MARKET FOR INTEREXCHANGE VOICE, DATA, INTERNET AND VIDEO SERVICES

     Interexchange carriers provide telecommunications services between exchanges. An exchange is a franchised geographical area within which a call between any two exchange customers is considered a local call. Many interexchange carriers offer some mix of retail services, which are those provided directly to an end-user, and carrier services, which are those provided to other carriers. Carriers provide interexchange services over their own facilities, over the facilities of other carriers, or over a combination of both.

     The market for interexchange services has been growing rapidly due to lower rates and increased transport of data. According to the President's Council of Economic Advisers, in 1997 long distance usage was 500 billion minutes, up from 370 billion minutes in 1993. FCC statistics show that total operating revenues for interexchange carriers increased to about $89 billion in 1997 from less than $45 billion in 1987. Although much of the decline in AT&T's market share is attributable to gains by MCI WorldCom and Sprint, the numerous interexchange carriers with small individual market shares accounted for approximately 20% of the market in 1997.

     There has also been strong demand for increasing capacity in long distance networks to accommodate the growth in Internet traffic. According to the President's Council of Economic Advisers, the number of Internet host computers was estimated at 35 million in early 1998, up from 20 million only six months earlier and from fewer than 3 million in 1993. The U.S. Department of Commerce in 1998 cited estimates that Internet traffic doubles every 100 days.

     High-volume, high-speed and high-capacity interexchange services are almost exclusively provided by facilities-based interexchange carriers such as AT&T, MCI WorldCom and Sprint, which operate networks principally using their own transmission facilities and extensive geographically dispersed switching equipment. Recently, other interexchange carriers have been building national or regional networks to provide service using primarily their own fiber optic transmission facilities, including ourselves, Qwest, Level 3, IXC, GTE and Frontier Corp.

     All interexchange carriers lease some of their transmission facilities from other carriers. The dependence of an interexchange carrier on leased facilities varies widely:

     - interexchange carriers with national networks that provide services primarily using their own facilities still lease some amount of transmission capacity from other carriers to back up their service routing, augment areas where they may have traffic bottlenecks or cover a particular geographic area not covered by their own networks

     - many other interexchange carriers own switches but obtain transmission capacity primarily by leasing other interexchange carriers' transmission services

     - other interexchange carriers depend entirely on leasing transmission and switching services from other interexchange carriers

     The types of high-volume interexchange services purchased by carriers also vary widely. High-volume interexchange services can be priced based on minutes of usage or amount of capacity leased. These leases can vary in duration from one day to many years.

THE MARKET FOR EQUIPMENT MANUFACTURING AND DISTRIBUTION

     The telecommunications equipment industry in the U.S. has grown substantially in the last several years through sales to local and long distance carriers, end-users, Internet and other data service providers. The President's Council of Economic Advisers reports that total sales of telecommunications equipment in 1997 exceeded $70 billion and are estimated to have reached $120 billion in 1998, up from a total of $40 billion in 1993. The dramatic growth of the telecommunications and data networking equipment industry stems in part from the development of new technologies, including technologies which allow systems to provide integrated voice and data services, and from increased capacity demands, which require both established and new carriers to expand and upgrade their facilities. Manufacturers distribute telecommunications equipment through their own sales forces as well as through agents.

THE MARKET FOR COMMUNICATIONS AND DATA SOLUTIONS

     Businesses seek solutions to the challenges of selecting, maintaining and upgrading information and communications technologies and services amid rapid technological advances. Under these conditions, the demand for consultants' services in systems integration and communications networks has been growing strongly. Businesses such as our solutions unit, Norstan, Inc. and International Network Services assess customers' communications and information technology needs, evaluate equipment and services options, procure equipment and services, implement efficient network solutions and manage the combination of technologies.

THE MARKET FOR EXCHANGE SERVICES

     Today, local Bell operating companies continue to provide the vast majority of local telephone services within their markets. However, as a result of regulatory and technological changes over the past few years, a number of competitive local exchange carriers, have begun to compete with the local Bell operating companies.

     The FCC reports that in 1998 local service revenues totaled approximately $102 billion, with over 400 local service competitors accounting for about $3.6 billion in revenues. The market share of local service competitors has grown rapidly in the last few years. According to the FCC, local service competitors' share of local service revenues increased from 1.0% in 1996 to 2.3% in 1997 and to 3.5% in 1998.

     Leading competitive local exchange carriers include MCI WorldCom (through its MFS Network Technologies, Inc. and Brooks Fiber Properties, Inc. subsidiaries), AT&T (through its Teleport Communications Group, Inc. subsidiary), WinStar, Intermedia and ICG Communications, Inc. Often, in addition to local telephone services, competitive local exchange carriers provide interexchange services and other services such as mobile telecommunications, video and/or Internet-related services. Cable television systems provide local telecommunications services in many areas. Cellular and other wireless service providers also provide local telephone services.

THE U.S. MARKET FOR INTERNATIONAL LONG DISTANCE SERVICES

     The U.S. international long distance market is growing due to increased competition (including through World Trade Organization agreements), deregulation, price decreases, growth in usage and revenues and development of new services. According to the FCC, total international services revenues of U.S. carriers exceeded $19 billion in 1997, up from about $5 billion in 1987. The largest U.S. international carriers by market share in 1997 were AT&T, MCI WorldCom and Sprint. Carriers with small individual market shares accounted for a total market share of 21.8%.

RELEVANT FOREIGN TELECOMMUNICATIONS MARKETS

     We have significant investments and operations in foreign communications carriers. For information regarding our investments in Brazil, Australia and Chile, see the section of this prospectus entitled "Business -- Strategic investments -- International."

     Canada. Supplying telecommunications equipment and services is open to competition in Canada. Competitive long distance carriers have been operating in Canada since 1990 as resellers and since 1992 with their own facilities. The national Canadian regulatory agency, CRTC, opened the local telecommunications markets to competition in 1997, and allowed competition in the international services market in 1998.

     In addition to our solutions unit, leading providers of communications equipment to businesses in Canada include Bell Canada, BCT. Telus Communications Inc., Lucent Technologies Canada Inc. and Mitel Corporation.

     Brazil. Until a few years ago, almost all telecommunications services in Brazil were provided by government-owned monopoly carriers, the largest of which were Telecomunicacoes Brasileiras S.A., known as Telebras, in local services, and Empresa Brasileira de Telecomunicacoes S.A., known as Embratel, in long distance services.

     In recent years, the telecommunications sector in Brazil has been progressively opened to competition and privatized. The Brazilian telecommunications market experienced a sharp increase in demand in the 1990s, which outstripped the capacity of the telecommunications infrastructure. The desire to improve the networks' capacity to handle this increased demand, accompanied by advances in telecommunications technology, led the government in 1998 to privatize the incumbent carriers. Buyers paid approximately $19 billion to purchase these carriers. The twelve new carriers provide local, long distance and cellular services and cover separate geographic regions. In addition, the government is allowing private Brazilian and foreign companies to compete in the telecommunications market through competitive wireless and non-wireless licenses.

     The Brazilian government auctioned additional regional licenses in 1997; the new carriers began cellular service in 1998 and 1999. The government has indicated that after 2000 it may sell additional licenses for wireless voice and data services.

     In 1997, Brazil had 2.75 mobile telephone subscribers per 100 inhabitants and 10.66 non-wireless telephone access lines per 100 inhabitants for a total of 17 million access lines, according to the International Telecommunication Union. We expect that the market for telecommunications services in Brazil will grow rapidly as the private carriers expand their networks, improve service quality and drive down prices through competition.

     Australia. The Australian government has pursued a staged transition from a government-owned monopoly of telecommunications services and infrastructure to open competition. Between 1991 and 1997, the Australian government established a duopoly between Telstra Corporation Limited and Cable & Wireless Optus Ltd. for the provision of fixed telecommunications infrastructure. The Australian government also established an oligopoly among Telstra, Optus and a subsidiary of Vodafone Group PLC for the provision of mobile telephony services. On July 1, 1997, the Australian government opened all sectors of the Australian telecommunications industry to competition. Telstra continues to be the dominant non-wireless carrier.

     The International Telecommunication Union reports that in 1997 Australia, with a total of approximately 9 million non-wireless telephone access lines, had
50.45 telephone lines and 26.40 mobile telephone subscribers per 100 inhabitants.

     Chile. Chile was the first Latin American country to eliminate the state monopoly provision of telecommunications services and today has the most competitive telecommunications sector in Latin America. The process of privatization and opening up of monopoly telecommunications markets in Chile began in 1982 with the General Telecommunications Law, which allowed companies to provide service and develop telecommunications infrastructure without geographic restriction or exclusive rights to serve. There has been competition in non-wireless services since 1994.

     With privatization and competition, telecommunications has been one of the most dynamic sectors in Chile's economy. By 1997, according to the International Telecommunication Union, Chile's non-wireless network consisted of approximately
2.7 million lines, for a penetration rate of approximately 17.98 telephone lines for every 100 inhabitants; Chile had a mobile telephone penetration of 2.80 cellular subscribers per 100 inhabitants.

                                    BUSINESS

WILLIAMS COMMUNICATIONS GROUP, INC.

     We own or lease, operate and are extending a nationwide fiber optic network focused on providing voice, data, Internet and video services to communications service providers. We also sell, install and maintain communications equipment and network services that provide solutions for the comprehensive voice and data needs of organizations of all sizes. Our business units are our network unit, our solutions unit and our strategic investments unit.

     Our network unit offers voice, data, Internet and video services as well as rights of use in dark fiber on our low-cost, high-capacity nationwide network, which is based on a high-quality transmission technology using packet switching. The communications companies we serve include long distance carriers, local service providers, Internet service providers, international carriers and utilities. Long distance carriers include providers which sell services on their own networks or utilize other providers' networks to sell services. We plan to extend the Williams network to encompass a total of 33,120 route miles of fiber optic cable, utilizing pipeline and other rights of way, to connect 125 cities by the end of the year 2000. This total includes 9,700 route miles of our single fiber network and 23,420 route miles of new construction. Of the new construction, we intend to wholly own 9,500 route miles and lease or otherwise obtain through joint ownership arrangements the remaining 13,920 route miles. The Williams network currently consists of approximately 22,400 route miles of installed fiber optic cable, with 19,490 of those miles in operation, or lit. The installed fiber optic cable consists of:

     - 9,700 route miles which are our single fiber network
     - 2,680 other route miles wholly owned by us
     - 2,640 route miles leased under our asset defeasance program
     - 1,520 route miles jointly owned
     - 5,860 route miles through rights in dark fiber

     Our solutions unit distributes and integrates communications equipment from leading vendors for the voice and data networks of businesses of all sizes as well as governmental, educational and non-profit institutions. We provide planning, design, implementation, management, maintenance and optimization services for the full life cycle of these networks. We also sell the communications services of select customers of our network unit and other carriers to our solutions unit's customers. We serve an installed base of approximately 100,000 customer sites in the U.S. and Canada. Our solutions unit has approximately 1,200 sales personnel, approximately 2,400 technicians and approximately 800 engineering personnel in 110 offices.

     Through our strategic investments unit, we make investments in, or own and operate, domestic and foreign businesses that create demand for capacity on the Williams network, increase our service capabilities, strengthen our customer relationships, develop our expertise in advanced transmission electronics or extend our reach. Our domestic strategic investments include ownership interests in Concentric, UniDial and UtiliCom. Our international strategic investments include ownership interests in communications companies located in Brazil, Australia and Chile. Businesses we own and operate include Vyvx, a leading video transmission service for major broadcasters and advertisers, and other communications businesses.

     Our solutions unit contributed approximately 78.9% of our total revenues during 1998, approximately 83.3% of our total revenues during 1997 and approximately 80.6% of our total revenues during 1996. Our strategic investments unit contributed approximately 12.8% of our total revenues during 1998, approximately 15.3% of our total revenues during 1997 and approximately 18.8% of our total revenues during 1996. Our network unit contributed approximately 11.2% of our total revenues during 1998, approximately 3.0% of our total revenues during 1997 and approximately 1.6% of our total revenues during 1996.

     As a result of the expansion of the Williams network, we expect our network unit to contribute an increasing percentage of our total consolidated revenues and by 2000 we expect our network unit to contribute the largest percentage of our revenues and to be the primary source of our income from operations on a consolidated basis. Over the next few years, revenue increases in our solutions unit are expected to be modest, with higher growth expected during the same period in our strategic investments unit.

     We enter into strategic alliances with communications companies to secure long-term, high-capacity commitments for traffic on the Williams network and to enhance our service offerings. We currently have strategic relationships with SBC, Intel, Telefonos de Mexico, Metromedia Fiber Network, WinStar, Intermedia and U S WEST. We will continue to pursue additional strategic alliances.

HISTORY OF BUILDING NETWORKS

     Williams began building gas and petroleum pipeline networks more than 80 years ago and is currently one of the largest volume transporters of natural gas in the U.S. Over the years, Williams has constructed, acquired and managed over 100,000 miles of energy pipelines. In 1985, Williams entered the communications business by pioneering the placement of fiber optic cables in pipelines no longer in use. Williams also pioneered the strategy of providing services solely to other communications providers. By 1989, through a combination of construction projects and acquisitions, Williams had completed the fourth nationwide digital fiber optic network, consisting of approximately 9,700 route miles. The first three networks were constructed by AT&T, MCI WorldCom and Sprint. By 1994, WilTel, Williams' communications subsidiary, was one of the top four providers of high capacity data services, one of the top five providers of long distance voice services and the first provider to offer nationwide frame relay transmission capacity, a high-speed form of packet switching, well-suited for connecting computers to each other, which supports data units of variable lengths. In 1994, WilTel had approximately $1.3 billion in revenues and approximately 5,000 employees.

     In January 1995, Williams sold the WilTel network business to LDDS (now MCI WorldCom) for approximately $2.5 billion. The sale included the nationwide fiber optic network and the associated consumer, business and carrier customers. Williams excluded from the sale an approximately 9,700 route-mile single fiber network comprised of a single fiber optic strand and associated equipment along the original nationwide network, WilTel's telecommunications equipment distribution business and Vyvx. Under agreements with MCI WorldCom, this fiber strand can only be used to transmit video and multimedia services, including Internet services, until July 1, 2001. Multimedia services integrate various forms of media, including audio, video, text, graphics, fax and Internet. After July 1, 2001, this fiber strand can be used for any purpose, including voice and data services provided in accordance with a tariff filed with a regulatory agency detailing the terms, conditions and pricing of the services.

     As part of the sale to LDDS, Williams agreed not to reenter the communications network business until January 1998. In January 1998, Williams reentered the communications network business, announcing its plans to develop the Williams network.

INDUSTRY AND MARKET OPPORTUNITIES

     We believe we are uniquely positioned to take advantage of changes and developments in the communications industry. These anticipated changes and developments include:

     - Innovations in technology. Technological innovations are increasing both the supply of and demand for telecommunications transmission capacity while also driving increased integration in voice and data networks. Innovations in optics technologies, consisting of both higher quality fiber optic cable and improved transmission electronics, have increased the capacity and speed of advanced fiber optic networks while decreasing the unit cost of transmission. This increased capacity and speed, combined with continuing advancements in the power of microprocessors, have resulted in the development of bandwidth-intensive applications, growth in Internet usage and increases in the number of network users. We are developing our advanced fiber optic network to meet the increasing demand for transmission capacity.

     - Increasing demand for communications services. We believe that there is and will continue to be a significant growth in demand for long distance data, Internet, voice and video services. The increase in computing power, number of computers networked over the Internet and connection speeds of networked computers are driving tremendous increases in communications use for Internet and data services. Prices for cellular and long distance voice services have decreased, resulting in increased demand for these services. We believe video conferencing, digital television and other multimedia applications being developed will continue to increase demand for transmission capacity. We believe the Williams network is well positioned to capture this growing demand.

     - Deregulation within the communications industry. Around the world, the communications industry is experiencing liberalization. In the U.S., the long distance market became highly competitive in the 1980s following the break up of AT&T, and the Telecommunications Act was designed to open local markets to competition. Many new companies have formed to compete for markets that have been traditionally dominated by a very small number of providers. Our full-service platform enables both new entrants to compete in this market and existing service providers to expand into new markets. The Williams network will offer an attractive alternative to network ownership for these carriers.

     - Increasing specialization within the communications industry. We believe industry specialization will continue to occur as communications companies focus on their core competencies and outsource non-core activities. In the long distance services market, we anticipate that many new entrants will focus on branding and retail distribution while outsourcing the development of network infrastructure and services. Similarly, we believe that some communications providers, such as Internet service providers, will focus on developing value-added services and will outsource long distance transmission services. As a result, we believe there will be significant demand for a provider of advanced, high-quality, low-cost communications services to other communications companies. The Williams network is well positioned to benefit from this market opportunity.

OUR NETWORK UNIT

     We own or lease, operate and are extending a nationwide fiber optic network. We offer services over the Williams network to communications companies, including regional Bell operating companies, long distance carriers, competitive local exchange carriers, Internet service providers, international carriers and utilities.

STRATEGY

     Our objective is to become the leading nationwide provider of voice, data, Internet and video services to national and international communications providers. To achieve this objective, we intend to:

     - Become the leading provider to communications carriers. We focus on providing high-quality communications services to other carriers as they seek to benefit from the growth in communications demand. We also offer our customers the flexibility to control their own service platforms so that they choose to buy services from us rather than build these capabilities themselves. Since our network unit targets the carrier market, we do not compete with our customers for retail end-users. By not competing with our customers, we believe we can become the provider of choice to other carriers.

     - Deploy a technologically advanced network. We are combining advanced optical and electronic transmission equipment with our innovative network design to offer highly flexible, efficient and reliable network services to our customers. Our innovative network design provides high-quality network services to support voice, data, Internet and video traffic at a lower investment than other currently deployed network designs due to the elimination of several layers of costly equipment. The Williams network design also provides our customers with control over the quality of service they receive and provides us with the flexibility to introduce new services.

     - Pursue strategic alliances. We pursue strategic alliances with communications providers which offer the potential for long-term, high-capacity commitments for traffic on the Williams network, resulting in increased revenues and decreased unit costs. To date, we have entered into strategic alliances with SBC, Intel, Telefonos de Mexico, Metromedia Fiber Network, WinStar, Intermedia and U S WEST and others to provide network services. Our strategic alliances also allow us to combine our capabilities with those of our alliance partners and thereby offer our customers a more complete product set, including local and international capacity and Internet access services.

     - Leverage network construction, operation and management experience. We are utilizing Williams' long history of constructing, operating and managing communications and energy networks to develop the Williams network. By the time Williams sold the WilTel network in 1995 for approximately $2.5 billion, WilTel had approximately $1.3 billion in revenues, approximately 5,000 employees and operated approximately 9,700 route miles. Many of our current employees worked with Williams in various capacities during the WilTel network build until its subsequent sale to LDDS. This experience translates into expertise in planning, designing, constructing and managing a cross-country network.

     - Utilize pipeline rights of way. Where feasible, we construct the Williams network along the rights of way of Williams and other pipeline companies. We believe that use of pipeline rights of way gives us inherent advantages over other systems built over more public rights of way, such as railroads, highways, telephone poles or overhead power transmission lines. These advantages include greater physical protection of the fiber system, lower construction costs and lower operational costs.

     - Establish international connectivity. We pursue strategic relationships that allow us to exchange capacity on the Williams network for cost-effective access and capacity on international networks or that allow us to use our network construction and management experience to construct international networks. We intend to establish alliances with international carriers that will expand our capabilities throughout Europe and other key markets. Select domestic alliances will also allow us to provide international capabilities such as cost-effective use of SBC's capacity on China-U.S. and Japan-U.S. submarine fiber optic cable systems.

     - Establish low-cost position. Our carrier market focus, network design and strategic alliances as well as dark fiber leases enable us to establish and maintain a low-cost position. Our carrier services focus enables us to maintain small, focused marketing and customer service departments, reducing our operating costs. Our advanced network design eliminates several unnecessary layers of costly equipment. Our strategic alliances drive our unit costs lower due to the purchases of large volumes of services on the Williams network and reduced cost access to the services of our strategic alliance partners. Dark fiber leases allow us to reduce the capital investment in the Williams network and share future operating and maintenance costs with those companies to which we have sold capacity.

NETWORK INFRASTRUCTURE

     We anticipate that the Williams network will total over 33,000 route miles connecting 125 cities when completed by the end of the year 2000. We currently have approximately 22,400 route miles of fiber optic cable primarily installed in the ground, with approximately 19,490 of those miles currently in operation. For the period from June 30, 1999 through December 31, 2000, we anticipate that we will spend approximately $2.7 billion developing the Williams network.

     We have constructed and plan to construct, including through our asset defeasance program, approximately 72% of the Williams network in terms of network route miles and we have obtained and plan to obtain the remaining 28% through grants of rights in dark fiber. We manage the transmission equipment on the fiber optic strands we obtain through grants of rights in dark fiber, usually for terms of 20 years, and we typically pay maintenance fees to other network providers to maintain the fiber optic strands and rights of way.

     The following table describes our network infrastructure (numbers are approximate):

                                                             AVERAGE        AVERAGE
                                    PLANNED     MILES IN     NUMBER        NUMBER OF        AVERAGE NUMBER
                                  ROUTE MILES   OPERATION   OF FIBERS   FIBERS RETAINED*   OF SPARE CONDUITS
                                  -----------   ---------   ---------   ----------------   -----------------
Single fiber network(1).........     9,700        9,700          1               1                N/A
Other fiber builds wholly
  owned.........................     9,500        2,060        100            21.5                1.8
Fiber builds under our asset
  defeasance program(2).........     3,270        1,790        127              24                1.9
Fiber builds jointly owned(3)...     1,520        1,320         43              12                  0
Routes through dark fiber
  rights(4).....................     9,130        4,620         11             9.5                0.3
                                    ------       ------
          Total.................    33,120       19,490
                                    ======       ======

-------------------------

 * This is the average number of fibers in each category that we expect to retain for our own use and not grant rights in dark fiber to others.

(1) We have the right to acquire from MCI WorldCom approximately 7,700 additional route miles of a single fiber optic strand which is restricted to multimedia purposes until July 2001.

(2) This category consists of builds which are being constructed under our asset defeasance program.

(3) This category consists of our fiber rights in builds which have been jointly constructed, or rights in dark fiber obtained by, us, Enron Communications, Inc. and Touch America, Inc. through a limited liability company, or LLC, in which we share equal ownership and control. The LLC constructed the portion of the route between Portland and Las Vegas and obtained rights in dark fiber in the portion of the route between Las Vegas and Los Angeles and in the Detroit-Cleveland route. The LLC owns the right-of-way over some of the route it constructed, with each of us, Enron and Touch America also contributing rights-of-way. The LLC will grant each of us, Enron and Touch America rights in dark fibers, as well as grant rights in dark fibers to others. We provide operational services to the LLC.

(4) This category consists of rights in dark fiber and conduits which we have obtained or intend to obtain. We have already obtained approximately 7,130 route miles from IXC and other carriers, of which 5,300 route miles have had fiber optic cable installed. We obtained rights in six dark fibers between Los Angeles and New York City from IXC for 20 years. IXC obtained rights in 24 dark fibers between Houston and Washington, D.C. from us for 20 years. We intend to obtain an additional 2,000 route miles by the end of 2000.

     We are currently installing new transmission equipment on the single fiber network to increase its transmission capacity and ensure its compatibility with the newer portions of the Williams network. Due to advances in transmission electronics, it is now possible to carry as much traffic on this single fiber optic strand as on 128 fiber optic strands four years ago. In addition, the single fiber network will provide additional routes for the Williams network into select major markets.

     We began building the newer portions of the Williams network in January 1998 following the expiration of the non-compete agreement with MCI WorldCom. We will expand the Williams network through both new network construction and acquisition of capacity on networks owned and to be constructed by others.

     We lease capacity from both long distance and local telecommunications carriers, including our competitors, in order to meet the needs of our customers. Leases of capacity are distinguished from rights in dark fiber in that capacity leases are for only a portion of the fiber capacity and the lessor supplies the equipment to transmit over the fiber. Capacity leases are generally for terms of one month up to 5 years. We lease approximately 23% of our network capacity currently in use. However, since we have more capacity available on our network than we currently are using, the leased capacity we currently use constitutes approximately 7% of the total capacity currently available on our network. These leases are for areas where we do not have on-network portions, or our on-network is not currently sufficient to meet the expected capacity. This includes capacity to provide service from our facility to another provider's facility. These leases of capacity may contain minimum commitments that we will make in order to obtain better pricing. We attempt to balance our off-network commitments with the expected requirements of our customers.

     Network design and infrastructure. The newer portions of the Williams network we are constructing have the following characteristics:

     - Multi-service platform. A multi-service operating system allows traditional voice, data, Internet and video services to be provided on a single asynchronous transfer mode, or "ATM," operating system. Most other carriers use multiple platforms, or operating systems, which create distinct networks and organizations for each service provided. Due to our unified platform approach, we have greater efficiency and lower costs.

     - ATM core switching. ATM core switching is a packet switching and transmission technology based on sending various types of information, including voice, data and video, in fixed-size cells. Packet-based networks transport information compressed as "packets" over circuits shared simultaneously by several users. Newly developed equipment based on advanced communications standards enable packet-based networks to carry voice and data more efficiently and at a lower cost than the traditional telephone networks. We believe that utilizing ATM enables us to provide higher-quality services than other packet technologies such as Internet protocol, which do not currently send information in packets with predictable characteristics.

     - Advanced fiber optic cable. Fiber optic cable, including Corning's LEAF(TM) fiber and Lucent TruWave(TM) fiber, which has a wider range of spectrum than previously deployed fibers over which to send wavelengths of light, enabling a greater number of wavelengths to be sent over long distances.

     - DWDM. Dense wave division multiplexing is a technology which allows transmission of multiple waves of light over a single fiber optic strand, thereby increasing network capacity. By using DWDM, we are able to derive sixteen wavelengths, at OC-192 capacity per wavelength, which is a capacity of 9.953 gigabits per second, over a single fiber optic strand with current technology and plan to derive up to thirty-two wavelengths over a single fiber optic strand by the end of 1999.

     - Use of meshed SONET instead of SONET rings. Use of meshed SONET, which allows every location on the Williams network to be connected to multiple other locations. Meshed SONET provides for more recovery options in the case of a network failure, permits rapid provisioning of customer services and allows for full utilization of capacity. Most other networks use SONET rings, which automatically reverse signals at a specific point along a network in the event of a network failure, providing for only one recovery option. A SONET ring design also requires installation of up to twice as much capacity for the same amount of traffic as compared to our meshed SONET design.

     - Closer spacing of transmission electronics. Spacing of transmission electronics at 40-mile intervals. Most other fiber networks space their electronics at 60-mile intervals. Our 40-mile spacing allows us to take advantage of the latest advances in DWDM and other advances in optical technology by reducing the distance over which light has to travel.

     - Elimination of digital cross connect system. Exclusion of this system, a high-cost, high-maintenance switching technology designed for circuit-based systems. Circuit-based systems are the predecessor to the ATM packet technologies we employ.

     - Nortel DMS 250 switches. We will use the latest Nortel switching technology to efficiently carry traditional voice services on our ATM core network. At least seven Nortel DMS 250 voice switches will be deployed on the Williams network. We will install the new switches in Anaheim, San Francisco, Kansas City, Houston, Chicago, Atlanta and New York City.

     The design of the Williams network is simpler than the design of the traditional circuit-based network. The Williams network design eliminates specialized layers of equipment. The fewer layers of equipment that remain are designed to provide multiple service offerings. This increases flexibility, accelerating development of new services. The elimination of unnecessary equipment also reduces our initial investment, and our operating and maintenance expenses are reduced due to less complexity. This simpler design of the Williams network as compared to a network of more traditional design provides for the following advantages:

     - lower costs

     - faster development and delivery of services

     - potential to carry more communications traffic across the network

     Conduit and fiber optic cable. The newer portions of the Williams network that we are constructing are designed for expandability and flexibility and will contain multiple conduits along approximately 70% of our routes. To construct our fiber optic cable, fiber optic strands are placed inside small plastic tubes and bundles of these tubes are wrapped with plastic and strengthened with metal. We then place these bundles inside conduit, which is high-density polyethylene hollow tubing 1 1/2 to 2 inches in diameter. Our conduit is generally pulled through pipelines which are no longer used or it is buried approximately 42 inches underground along pipeline or other rights of way. We also use steel casing in high-risk areas, including railroad crossings and high-population areas, thereby providing for greater protection. The first conduit contains a cable generally housing between 96 to 144 fibers, and the second conduit, or third where constructed, serves as a spare. The spare conduit or conduits allows for future technology upgrades, potential conduit sales and expansion of capacity at costs significantly below the cost of new construction. After existing and anticipated leases of dark fiber, we generally plan to retain approximately 24 fibers for our own use on the constructed portions of the Williams network.

     Points of presence. As of June 30, 1999, we had 38 points of presence or POPs, which are environmentally-controlled, secure sites designed to house our transmission, routing and switching equipment and local operational staff. We plan to grow to 125 POPs by the end of 2000. A POP allows us to place customers' traffic onto the Williams network. We are designing our POPs with up to 50,000 square feet in order to provide colocation services, which give our customers direct access to the Williams network. Colocation services provide our customers with access and space to install their own equipment in our POPs. We intend to expand our network to include multiple POPs within select major metropolitan areas in order to provide end-to-end service offerings for our carrier customers.

     Rights of way. The Williams network is primarily constructed by digging trenches along rights of way, rights to use the property of others which we obtain throughout the U.S. from various landowners. Where feasible, we construct along Williams' pipeline rights of way and the rights of way of other pipeline companies. Approximately 27% of our rights of way are along Williams' pipeline rights of way and the remainder are along the rights of way of third parties. Rights of way from unaffiliated parties are generally for terms of at least 20 years and most cover distances of less than one mile. Where necessary or economically preferable, we have other right of way agreements in place with highway commissions, utilities, political subdivisions and others. As of June 30, 1999, we had agreements in place for approximately 90% of the rights of way needed to complete the Williams network. As of June 30, 1999, the remaining rights of way needed for completion of the Williams network consisted of approximately 3,300 route miles located primarily in the Western U.S. Almost all of our rights of way extend through at least 2018.

     The following table sets forth our current and future plans for the Williams network build. This table does not include the routes of the single fiber network.

                                                                                       APPROXIMATE
                                                        ESTIMATED        APPROXIMATE    MILES IN
ROUTES                                               COMPLETION DATE     ROUTE MILES    OPERATION
------                                             -------------------   -----------   -----------
Atlanta -- Jacksonville(1)                         Completed                  370           370
Dallas -- Houston(2)                               Completed                  250           250
Houston -- Atlanta -- Washington, D.C.             Completed                1,830         1,830
Jacksonville -- Miami(1)                           Completed                  330           330
Kansas City -- Denver(1)                           Completed                  640           640
Los Angeles -- New York City(2)                    Completed                4,370         4,370
Los Angeles -- San Diego(3)                        Completed                  150           150
Minneapolis -- Kansas City(1)                      Completed                  450           450
Portland -- Salt Lake City -- Los Angeles(4)       Completed                1,320         1,320
Daytona -- Orlando -- Tampa                        4th quarter 1999           160            80
Portland -- Seattle(3)                             4th quarter 1999           180            --
Detroit -- Cleveland(4)                            4th quarter 1999           200            --
Los Angeles -- Sacramento -- Oakland -- San
  Jose(5)                                          4th quarter 1999           800            --
Washington, D.C. -- New York City(1)               4th quarter 1999           370            --
Bakersfield -- San Luis Obispo -- Fresno           4th quarter 1999           270            --
Bandon, Oregon -- Eugene, Oregon                   4th quarter 1999           250            --
Corpus Christi -- Houston -- Laredo -- San
  Antonio(2)                                       4th quarter 1999           740            --
Denver -- Salt Lake City(1)                        4th quarter 1999           570            --
Miami -- Tampa -- Tallahassee(1)                   4th quarter 1999           540            --
New Orleans -- Tallahassee                         4th quarter 1999           480            --
Albany -- Boston                                   1st quarter 2000           180            --
Sacramento -- Portland(5)                          1st quarter 2000           690            --
Chicago -- Detroit(2)                              2nd quarter 2000           280            --
Denver -- El Paso(2)                               2nd quarter 2000           750            --
Los Angeles -- Phoenix -- San Antonio -- Houston   2nd quarter 2000         1,630            --
New York -- Boston                                 2nd quarter 2000           250            --
Salt Lake City -- Sacramento -- San Francisco      2nd quarter 2000           850            --
Atlanta -- Nashville -- Cincinnati -- Chicago      4th quarter 2000           850            --
Chicago -- Cleveland -- Pittsburgh -- Washington,
  D.C.                                             4th quarter 2000           800            --
Dallas -- Charlotte(2)                             4th quarter 2000         1,250            --
Houston -- Kansas City -- St. Louis -- Chicago     4th quarter 2000         1,300            --
Minneapolis -- Milwaukee -- Chicago(3)             4th quarter 2000           320            --
                                                                           ------         -----
          TOTAL:                                                           23,420         9,790
                                                                           ======         =====

-------------------------

(1) These routes are being constructed under our asset defeasance program.
(2) We have rights in dark fiber with no spare conduits along these routes.
(3) In addition to constructing one route with 2 spare conduits, we intend to obtain rights in 12 dark fibers along a diverse route between these cities.
(4) These routes were jointly constructed or obtained by us, Enron and Touch America with no spare conduits.
(5) We intend to obtain rights in 12 dark fibers on these routes along with two spare conduits.

     Monitoring. We monitor the Williams network 24 hours a day, seven days a week from our network management centers in Tulsa, Oklahoma and St. Louis, Missouri. Each network management center provides centralized network surveillance, troubleshooting and customer service. The system currently allows our technicians to detect a component malfunction in the Williams network, quickly reroute the customer's traffic to an available alternate path and effect an expedited repair. Upon completion of the Williams network, the rerouting function will be fully automated and nearly instantaneous so that customers will not experience any disruptions in service quality. We expect this will reduce service costs and customer downtime. We have also implemented a program which encourages people to phone a toll-free number prior to breaking ground, backed up by Williams' "call before you dig" group to reduce the risk of damage to our conduit or fiber system. Additionally, we place above-ground markers at frequent intervals along the route of the Williams network.

PRODUCTS AND SERVICES

     Our network products and services fall into seven categories:

     - packet-based data services
     - private line services
     - voice services
     - local services
     - dark fiber and conduit rights
     - optical wave services
     - network design and operational support

     Packet-based data services. These services provide efficient connectivity for data, Internet, voice and video networks at variable capacities across the Williams network to connect two or more points. Specific packet-based data services include ATM, frame relay and Internet transport services. These services primarily operate over the Williams network and enable billing based on quality of service and usage.

     Private line services. We provide customers with fixed amounts of point-to-point capacity across the Williams network. We offer these services both across the Williams network and by purchasing capacity on other providers' networks. As we complete the Williams network, we will increase the percentage of these services we provide on our network.

     Voice services. We currently provide connectivity across the Williams network for our customers to complete long distance telephone calls in some areas using capacity on other providers' networks. Our customers can use the Williams network to handle origination and termination of long distance phone calls. As we complete deployment of our voice switches and obtain the necessary regulatory approvals, we will decrease our usage of others' networks. Other voice services will include calling card, directory assistance, operator assistance, international and toll-free services. As the traditional geographic boundaries for voice services diminish, our voice platform will provide local, long distance and international voice services.

     Local services. We currently provide local connectivity for our carrier customers through the resale of other providers' services. We have obtained local capacity through our agreements with WinStar and Metromedia Fiber Network and can obtain local capacity from SBC. We will develop specific products using this capacity to meet our customers' local networking needs.

     Dark fiber and conduit rights. We sell rights for dark fiber and related services and may sell rights to conduit in the future. Sales of dark fiber rights and conduit rights are accounted for as leases. Dark fiber consists of fiber strands contained within a fiber optic cable which has been laid but does not yet have its transmission electronics installed. A sale of dark fiber rights typically has a term which approximates the economic life of a fiber optic strand (generally 20 to 30 years). Purchasers of dark fiber rights typically install their own electrical and optical transmission equipment. Substantially all of our current and planned builds include laying two spare conduits, and we may sell rights to use at least one of them. A purchaser of conduit rights typically lays its own cable inside the conduit. Related services for both sales of rights for dark fiber and conduits include colocation of customer equipment at our POPs and network equipment locations and maintenance of the purchased fiber or conduit. We have entered into agreements for sales of dark fiber rights with Frontier, IXC, WinStar and others. Payment for dark fiber rights is generally made at the time of delivery and acceptance of the fiber although other payment options may be available. In addition, ongoing payments for maintenance services are required. These transactions typically involve sales of contractual rights to use the fiber or conduit, rather than sales of ownership interests.

     Purchasers of dark fiber rights, under most circumstances, have the right to sublease dark fiber rights obtained. However, we are not permitted to grant rights in dark fiber or future rights leased under our asset defeasance program without the prior consent of the lessor. To date, we have not requested nor has the lessor granted such consent.

     Optical wave services. The packet-based DWDM technology used in the Williams network allows us to offer optical wave services to our customers. These services allow a customer exclusive long-term use of a portion of the transmission capacity of a fiber optic strand rather than the entire fiber strand. This capacity we use to provide optical wave services is in addition to the capacity used by us to provide our other services. We are able to derive sixteen wavelengths from a single fiber strand with current technology and plan to derive up to thirty-two wavelengths from a single fiber strand by the end of 1999. A purchaser of wavelength will install its own electrical interface, switching and routing equipment and will share the fiber and optical transmission equipment with other optical wave services users. We believe that many potential customers will be interested in optical wave services because they allow a customer to purchase capacity in smaller increments while retaining the added control advantages of dark fiber.

     Network design and operational support. We help our customers design and operate their networks. We use our network management centers to monitor and operate portions of their networks and use our solutions unit's resources to expand and support our customers' networks. We are deploying new management tools, including our customer network management system, which will give our customers the ability to monitor network performance and reconfigure their capacity from their own network management centers on an essentially real-time basis and the ability to increase or reduce bandwidth rapidly to better match their needs. Our customer network management system features equipment inventory management, bandwidth inventory management, configuration management, fault isolation management and alarm monitoring. In 1998, we provided network design and operational support services primarily to Concentric and Savvis Communications Corporation, an Internet service provider.

CUSTOMERS

     We provide dedicated line and switched services to other communications providers over our owned or leased fiber optic network facilities. Our customers currently include regional Bell operating companies, Internet service providers, long distance carriers, international carriers, utilities and other providers who desire high-speed connectivity on a carrier services basis. We have entered into strategic alliances with SBC, Intel, Telefonos de Mexico, Metromedia Fiber Network, WinStar, Intermedia and U S WEST and others and have strategic investments in UniDial, Concentric and UtiliCom, as well as international strategic investments in communications companies located in Brazil, Australia and Chile. These alliances and investments help to increase our volume of business and provide additional customers for our network and solutions units. We do not believe these alliances and investments will adversely impact our relationships with our other customers. For more information about our strategic alliances, see "-- Strategic alliances" below.

     Sales to Intermedia accounted for approximately 31% of our network unit's revenues from external customers in 1998. Sales to Qwest accounted for approximately 26% of our network unit's revenues from external customers in 1998. Sales to our next three largest customers, Hyperion, Concentric and Frontier, together accounted for approximately 29% of our network unit's revenues from external customers in 1998. Our remaining customers each accounted for less than 3% of our network unit's revenues from external customers in 1998.

     We anticipate that over the next several years the distribution of our revenues will shift in part as a result of increased usage of our services by the companies with whom we have entered into strategic alliances. We anticipate that at least through the end of 2000, SBC, Intel, Intermedia, WinStar and Concentric will be among our top customers. Other factors affecting our revenue mix include the installation of Nortel DMS 250 switches, which will allow us to offer additional voice services for increased revenues, and the timing of regulatory approval of SBC's ability to provide long distance services inside its operating regions. In addition, we will recognize revenue from existing dark fiber agreements upon completing currently unfinished segments of the Williams network.

SALES AND MARKETING

     We sell services and products to carriers through our sales organization. Since we only sell to other communications carriers, our sales and marketing department is small and focused, resulting in strong customer relationships and lower operating costs. This organization consists of senior level management personnel and experienced sales representatives with extensive knowledge of the industry and our products and key contacts within the industry at various levels in the carrier organizations. We position ourselves as the provider of choice for communications carriers due to the quality of our service, the control we provide customers over their service platforms, the reliability of our services and our low cost position. We believe our cost advantages allow us to sell our services on the Williams network at prices which represent potentially significant savings for our large-volume customers relative to their other alternatives.

COMPETITION

     The communications industry is highly competitive. Some competitors in the markets of carrier services and fiber optic network providers may have personnel, financial and other competitive advantages. New competitors may enter the market because of increased consolidation and strategic alliances resulting from the Telecommunications Act, as well as technological advances and further deregulation. In the market for carrier services, we compete primarily with the three traditional nationwide carriers, AT&T, MCI WorldCom and Sprint, and other coast-to-coast and regional fiber optic network providers, such as Qwest, Level 3 and IXC. We compete primarily on the basis of pricing, transmission quality, network reliability and customer service and support. We have only recently begun to offer some of our services and products and as a result we may have fewer and less well-established customer relationships than some of our competitors.

     We believe that we have advantages over our competitors. AT&T, MCI WorldCom and Sprint utilize systems that were constructed for the most part prior to 1990. We believe that the older systems operated by these carriers generally face disadvantages when compared to the Williams network, such as:

     - lower transmission speeds
     - lower overall capacity
     - more costly maintenance requirements
     - inefficiency due to design and competing traffic requirements
     - greater susceptibility to systems interruption from physical damage to the network infrastructure

     Many older systems will face greater difficulty in upgrading to more advanced fiber due to lack of a spare conduit. We are aware that other competitors may employ advanced technology that is similar to that of the Williams network. Additional capacity that is expected to be available over the next several years from competitors may cause significant decreases in prices overall.

     The prices we can charge our customers for transmission capacity on the Williams network could decline due to installation by us and our competitors, some of which are expanding capacity on their existing networks or developing new networks, of fiber and related equipment that provides substantially more transmission capacity than needed. If prices for network services significantly decline, we may experience a decline in revenues which would have a material adverse effect on our operations.

     We believe that our strategy of selling products and services to other communications carriers gives us an advantage over other fiber optic network providers who compete with their customers. We believe that communications carriers prefer not to buy products and services from a competitor. We also do not need a large sales, marketing and customer service staff in order to support the retail markets that our competitors serve. We can effectively reach and serve a relatively small group of large customers with our smaller, efficient and focused team, resulting in reduced costs.

RELATIONSHIP WITH MCI WORLDCOM

     As part of our agreements with MCI WorldCom relating to the sale of the majority of Williams' communications network business to LDDS, MCI WorldCom granted us an option to purchase one fiber optic strand over approximately 7,700 miles of selected MCI WorldCom routes. In addition, we granted MCI WorldCom an option to purchase one fiber optic strand over approximately 9,700 miles of selected Williams network routes on the portions of the Williams network which we began to develop in January 1998. The exercise price for each option is equal to the capitalized cost attributable to the sold fiber plus a slight markup. Any fiber optic strand we purchase pursuant to the option may only be used to transmit video or multimedia services, including Internet services, until July 1, 2001. MCI WorldCom has agreed to provide private line, frame relay and switched voice services for our and Williams' internal use through 2034. We have agreed to pay MCI WorldCom its costs to unrelated third parties for these services. Until July 1, 2003, we and MCI WorldCom have agreed not to directly solicit the other's employees located in the Tulsa metropolitan area.

OUR SOLUTIONS UNIT

     We sell, install and maintain network services and the communications equipment of leading vendors to address our customers' comprehensive voice and data needs. Our expertise in communications and data networks permits us to offer customers a wide range of professional services, including network planning, design, implementation, management, maintenance and optimization. We also distribute the products and services of select communications service providers, including some of our network's customers. In April 1997, we purchased Nortel's equipment distribution business, which we then combined with our equipment distribution business to create Williams Communications Solutions, LLC. We own 70% of Solutions LLC and Nortel owns the remaining 30%. Our solutions unit consists primarily of Solutions LLC.

     Our broad range of voice and data solutions allows us to serve as a single-source provider for our customers' communications needs. We distribute the products and services of a number of communications suppliers, primarily Nortel, as well as Cisco, Octel (a division of Lucent), NEC, 3COM, Bell Atlantic, SBC and U S WEST, and are therefore able to provide our customers with multiple options. By offering equipment from a variety of vendors, we help businesses optimize the productivity and reduce the cost of their communications systems. We have expertise in the most complex network technologies to ensure that products from various suppliers operate together effectively.

     Selected statistics of our solutions unit as of June 30, 1999 include (numbers are approximate):

Sales personnel........................    1,200
Technicians............................    2,400
Engineering personnel..................      800
Operations support staff...............    1,400
Total customer sites...................  100,000
Sales and service locations............      110

STRATEGY

     Our objective is to be the premier provider of advanced, integrated communications solutions to businesses. To achieve this objective, we intend to:

     - Capitalize on converging voice, data, Internet and video needs. We capitalize on the increased demand for new technologies as businesses replace and upgrade existing communications infrastructure as a result of an industry trend called convergence. Whereas in the past voice and data equipment and networks were separate, convergence is the integration of these separate technologies into a single communications environment. We believe that our strong customer relationships, product portfolio and technical experience provide us with an ideal platform to capitalize on this trend.

     - Leverage our engineering and technical resources. We have an experienced staff of approximately 2,400 technicians and approximately 800 engineering personnel to design, install, manage and maintain our customers' communications infrastructures. Our employees are trained to address our customers' converged and complex communications needs, such as Internet-connected call centers and voice over Internet protocol. As technologies become more complex, the need for advanced communications solutions such as these will continue to grow. Our engineering personnel and technicians provide us with a competitive advantage in offering these services.

     - Provide advanced professional services. We provide comprehensive services to assist customers in the design, engineering and operation of their communications networks. Our services include advanced call center applications, outsourcing, network engineering and network consulting. We intend to continue to expand the professional services portion of our business as customer demand for advanced communications and data network solutions continues to grow.

     - Utilize our nationwide presence and large, installed customer base. We have approximately 110 sales and service locations throughout the U.S. and Canada and approximately

       100,000 customer sites. Our nationwide presence allows us to better serve multi-location customers and makes us a very attractive partner for leading communications equipment and service providers. Our large, installed customer base provides us and leading communications equipment and service providers with an existing market to sell new products and services.

     - Extend the reach of our network unit's carrier customers. We are able to distribute the products and services of our network unit's customers to our solutions unit's customer base. We are currently using our solutions unit's 1,200 sales personnel to sell Concentric's Internet services and UniDial's long distance services. In addition, we have agreed to offer SBC's network services as they are made available to us. We believe that our ability to extend the reach of our network unit's carrier customers provides our network unit with a valuable point of differentiation.

PRODUCTS AND SERVICES

     We provide a comprehensive array of communications products and services. Our products and services fall into three categories:

     - equipment sales and service
     - professional services
     - sale of carrier services

     Equipment sales and services provided approximately 78% of total consolidated revenues for 1998, 83% of total consolidated revenues for 1997 and 79% of total consolidated revenues for 1996.

     Equipment sales and service. We sell and install voice and data communications equipment and provide service, maintenance and support for our customers' communications networks.

     - Voice and video equipment. We offer our customers a variety of voice and video equipment, which enables our customers to communicate more effectively. We also install, configure and integrate all of the equipment they purchase. The voice systems we sell range from systems for small businesses to systems for large enterprise sites, requiring anywhere between 15 and 50,000 internal telephone lines. This equipment includes private branch exchange systems, key systems, building wiring, call centers, voice mail systems and premise (as opposed to mobile) wireless systems.

     - Data equipment. We design, build and operate data networks as well as integrated voice and data networks. To meet our customers' needs, we evaluate technologies such as Internet protocol, frame relay and ATM and then we select, integrate and deploy the appropriate routers, switches, access devices and other required equipment. The networks we build range from small local area networks, which are communications networks over small areas supporting less than 50 users, to wide area networks supporting thousands of users and multiple technologies.

     - Service and maintenance. We maintain and service our customers' networks primarily through annual maintenance plans or through job-specific plans based on time and materials. We remotely monitor and manage the voice and data equipment and network connectivity of our customers 365 days a year, 24 hours a day through our advanced network management center. We are able to resolve over 85% of all potential problems relating to data equipment and over 25% relating to voice equipment without having to dispatch a technician to the customer's site. When a skilled technician is required, we have a staff of over 2,400 technicians available to meet our customers' on-site service needs.

     Professional services. We design, build and operate advanced voice, data and integrated networks. Our professional services offerings include outsourcing, advanced call center applications, network engineering and network consulting. We will continue to expand these services as customer demand for advanced communications solutions continues to grow.

     - Outsourcing. We have approximately 360 engineers and on-site technicians to support several large U.S. corporations which have elected to turn over to us the management and operation of all or substantial portions of their communications environments. Increasingly, these clients are outsourcing their data networking requirements in addition to their traditional voice communications requirements to expand network capability, improve productivity and decrease costs.

     - Advanced call center applications. Our call center applications team consists of approximately 50 software applications developers and engineers who design and implement customized call center solutions for customers with complex requirements. We also maintain a computer telecommunications integration lab with 30 specialists to test and develop custom call center solutions.

     - Network engineering. We have approximately 175 network engineers with expertise in data as well as integrated voice and data networking. This group designs networking solutions, implements those solutions and provides ongoing operational support utilizing standard technologies. We also provide engineers on a fee-for-service basis for customers who seek to augment their own resources.

     - Network consulting. Our network consultants coordinate the operational plans of our customers with their existing network capacity and capability in order to determine the communications environment necessary to meet their business needs. Our consultants provide a complete analysis of existing network status and predict the impact of future changes on a network and also develop sophisticated Internet applications.

     Sale of carrier services. Our customers are increasingly demanding "one-stop shopping" for communications services. We sell long distance, local and Internet services offered by other carriers who are generally customers of the Williams network. This enables us to provide a complete communications solution for our customers. We currently have agreements with SBC, Bell Atlantic, U S WEST (in Arizona only), UniDial and Concentric to sell their services.

ISSUES RELATING TO OUR SOLUTIONS UNIT'S PERFORMANCE

     In 1997, we and Nortel combined our equipment distribution businesses to create what is now Solutions LLC. The rationale for the combination was to achieve the benefits of increasing the scale and national reach of our sales, engineering and technical support staffs and our installed customer base and to strengthen our relationship with our primary vendor. The combination was also expected to provide the cost benefits of eliminating redundant operating and overhead expenses. However, we have experienced difficulties in integrating Nortel's equipment distribution business with ours and in managing the increased complexity of our business. These difficulties have prevented us from fully realizing the expected benefits of the combination and have adversely impacted our financial results. For a detailed discussion of these issues, see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Our solutions unit."

VENDOR RELATIONSHIPS

     We have agreements with the suppliers of the products and providers of the services we sell to our customers. These agreements provide for our distribution, resale or integration of products or our acting as agents for the provider of services. Normally, we receive volume discounts off the list price of the product or service we purchase from our vendors. We estimate that sales of Nortel's products, consisting of primarily voice equipment, accounted for approximately 40% of our solutions unit's revenues in 1998. We estimate that product sales from the next three largest vendors accounted for approximately 6% of our solutions unit's revenues in 1998.

     Nortel. We distribute Nortel's voice, data and video products. We are the largest U.S. distributor of Nortel's end-user voice products. The discounts we receive vary based on our volume of purchases of a particular product line up to a maximum discount. We have a commitment from Nortel that we may remain a distributor of Nortel's products through at least 2002. While we have no commitment to purchase a minimum number of products from Nortel, if we do not maintain a minimum percentage of Nortel's products in our product mix, each party has the option to change the ownership structure of Solutions LLC. See the section below entitled "-- LLC Agreement with Nortel" for more information.

     Cisco. We are a large U.S. distributor of Cisco's full line of data networking products. We also distribute Cisco's voice over Internet protocol products.

     Lucent. We are one of the largest U.S. distributors of the voicemail products of Lucent's Octel messaging division. We also distribute Lucent's advanced premises wiring products.

     NEC. We are one of the largest non-affiliated U.S. distributors of NEC voice equipment. We have an agreement with NEC that requires us to purchase from April 1, 1999 through March 31, 2001 annual minimum amounts which aggregate to a minimum of $44 million of their products. If we do not fulfill our commitment to NEC, we are required to pay 30% of any amounts we do not purchase.

CUSTOMERS

     We have approximately 100,000 customer sites across a broad range of industries, including businesses as well as educational, governmental and non-profit institutions. These customers consist of small businesses (ten or more employees), small sites of larger companies and large enterprise campus sites (e.g., AT&T and the University of Dayton). We are one of the largest providers in the U.S. of installation and maintenance services of communications systems to business sites of over 10,000 telephone lines. We believe that our customer service will enable us to capture an increasing portion of each customer's communications budget in the future. We are not dependent on any one customer or group of customers to achieve our desired results. Our top 25 customers combined accounted for less than 10% of revenue during 1998, with no one customer accounting for more than 1%. Our customers include: AT&T, Bankers Trust Corporation, BP Amoco P.L.C., Countrywide Credit Industries, Inc., Hewlett Packard Company, Johnson & Johnson, Kaiser Permanente, Lockheed Martin Corporation, Merrill Lynch & Co., Pfizer, Inc., Prudential Individual Insurance Group, Shell Exploration and Production Technology Company, Staples, Inc., T. Rowe Price International Technologies, Inc. and Texaco Inc.

SALES

     We operate approximately 110 sales and service offices in the U.S. and Canada staffed with approximately 1,200 sales personnel. Approximately 100 of our sales personnel focus on large, national and government accounts. In addition, we have representatives dedicated to making regular telephone contact with our existing customers, providing enhanced customer service and a channel for merchandise sales.

COMPETITION

     Our competition comes from communications equipment distributors, network integrators and manufacturers of equipment (including in some instances those manufacturers whose products we also sell). Our competitors include Norstan, Inc., Anixter Inc., Integrated Network Services, Lucent, Siemens, Cisco Systems and the equipment divisions of GTE, Sprint and the regional Bell operating companies. Most equipment distributors tend to be regionally focused and do not have our capability to service a nationwide customer base. We believe our expertise in voice technologies and our ability to provide comprehensive solutions give us an advantage over network integrators. We realize that we operate in a highly competitive industry and face competition from companies that may have significantly greater financial technical and marketing resources. Some of our competitors have strong existing relationships with our customers and potential customers resulting in a competitive disadvantage for us. We are also at a disadvantage in that our costs exceed those of manufacturers, limiting our ability to engage in price competition with such manufacturers. However, most manufacturers of equipment are focused on selling their own equipment and do not provide converged solutions.

     By having relationships with multiple vendors, we believe we can provide the best solution for each customer's specific needs. We realize that an interruption, or substantial modification, of our distribution relationships could have a material adverse effect on our business.

LLC AGREEMENT WITH NORTEL

     In April 1997, we purchased Nortel's equipment distribution business, which we then combined with ours to create Solutions LLC. Nortel's equipment distribution business included the combined net assets of Nortel's direct sales subsidiary, Nortel Communications Systems, Inc., which includes Bell Atlantic Meridian Systems, and TTS Meridian Systems, Inc.

     We have a 70% interest and Nortel has a 30% interest in Solutions LLC. In the event of a change of control of either us or Nortel, Nortel may require us to buy, or we may require Nortel to sell, Nortel's entire interest in Solutions LLC at market value. If for two consecutive years the percentage of Nortel products purchased by Solutions LLC compared with all Nortel and similar products purchased by Solutions LLC falls below approximately 78% and the rate of growth of the purchase of Nortel products by Solutions LLC during the two-year period is below that of other Nortel distributors, Nortel may require us to buy, or we may require Nortel to sell, Nortel's entire interest in Solutions LLC at market value.

     After 1999, Nortel may require us to purchase up to one-third of its interest in Solutions LLC. Nortel must retain a 20% interest in Solutions LLC for a period of 5 years after the date on which Nortel's ownership interest is reduced to 20%. As long as Nortel retains 20%, we must retain at least a 50% interest in Solutions LLC. Each party has a right of first refusal to purchase the other party's interest in the event of a sale to a third party of all or any part of the party's interest. For more information about our relationship with Nortel, see the section above entitled "-- Vendor relationships."

     We and Nortel have representation in proportion to our respective ownership interest on the management committee of Solutions LLC. We currently appoint seven representatives and Nortel appoints three representatives to this committee. As long as Nortel's interest in Solutions LLC is at least 20%, Nortel must approve, among other things:

     - any changes to the scope of Solutions LLC's business
     - any non-budgeted capital expenditure over $5 million, non-budgeted acquisition, divestiture or any other obligation over $20 million
     - the incurrence of long-term debt in excess of equity

Until May 2000, we and Nortel will not engage in direct sales to end-users of Nortel's voice products or any similar voice products in the U.S. and Canada outside Solutions LLC.

OUR STRATEGIC INVESTMENTS UNIT

     We make investments in, or own and operate, domestic and international businesses that create demand for capacity on the Williams network, increase our service capabilities, strengthen our customer relationships, develop our expertise in advanced transmission electronics or extend our reach.

STRATEGY

     Our objectives for our strategic investments unit are:

     - To continue to expand our international presence

     - To continue to invest in companies that increase demand for the products and services of our network and solutions units

     - To make and manage and, where appropriate in the case of non core businesses, dispose of investments to increase profitability

     - To secure cost-effective access to needed products and services

DOMESTIC

     Vyvx. We own Vyvx, a leading provider of integrated fiber optic, satellite and teleport video transmission services. Through Vyvx, we have gained experience in multimedia networks and have established high-speed connectivity to the major news and sports venues throughout the country. Vyvx's broadcast customers include all major broadcast and cable television networks, news services and professional and collegiate sports organizations. In 1998, Vyvx delivered the video and audio signals from live events to television networks for approximately 85% of all major league sports events. Vyvx also distributes advertisements and other media to local television stations.

     While Vyvx has over approximately 2,000 active customers, approximately 40% of its total revenue is derived from its top ten customers. Vyvx's contracts with its largest customers are for terms which extend up to ten years. Most of its contracts with its smaller customers are for one-year terms. Vyvx's largest customer, Fox Entertainment Group, Inc., accounts for approximately 19% of its total revenues. Competition is based primarily on service quality and reliability and network reach and, to a lesser extent, on price. Vyvx provides superior customer service and quality and extensive domestic reach. Our competitors include some of the largest domestic and international communications companies, which have greater financial resources and name recognition. Major competitors are AT&T, GlobeCast North America and Digital Generation Systems, Inc. We are at a disadvantage in international broadcasting because our competitors have greater international presence.

     Concentric. Concentric Network Corporation is a provider of Internet-based virtual and private networking services to business customers. We currently own 4,633,716 shares, or 11.5%, of Concentric's common stock, which we acquired over the past two years for an aggregate of approximately $41.5 million. We also own warrants to purchase an additional 710,036 shares of Concentric's common stock at an exercise price of $3 per share by June 2002. Prior to March 31, 2002, we may also be required to purchase up to 906,679 shares at the current market price so long as such purchase would not violate any law or regulation or otherwise have a material adverse effect on our company. Concentric has agreed to purchase at least $21 million of services and equipment from us prior to December 1, 2002. Through at least 2007 and for so long as we own at least 5% of Concentric's common stock, we are Concentric's preferred provider of communications equipment and long distance multimedia network services. As a preferred provider, we retain a right of last refusal to provide these services so long as the equipment and services are competitive to the market in technology and price. During this period, Concentric must first try to buy all services and equipment it requires from us if we provide the products Concentric requires. Our solutions unit has also entered into an agreement with Concentric which provides that we will market and resell Concentric's telecommunications services in the U.S. Our investment in Concentric allows us to better understand the requirements of Internet service providers so that we can scale these service offerings to better serve our customers. We are discussing with Concentric an expansion of our commercial relationship but such discussions are in preliminary stages.

     UniDial. UniDial Communications, Inc. is a reseller of long distance and other communications products, including frame relay, Internet and conferencing services. In October 1998, we purchased shares of preferred stock of UniDial for $27 million. Dividends accrue at the rate of 10% per annum beginning October 1, 1999. The shares are convertible into common stock under certain circumstances, with our resulting percentage being subject to various formulas and timing restrictions. We currently estimate that our preferred stock would convert into approximately 12% of UniDial's common stock. We entered into an agreement with UniDial which provides for UniDial to buy all of its required carrier services from us until October 2002, subject to UniDial's commitments existing at the date of the agreement. We must price our services at competitive market levels. UniDial may not terminate the carrier services agreement, which automatically renews for successive two-year periods, as long as we continue to own all of our UniDial preferred stock or own at least 5% of UniDial's common stock. We also have an additional agreement with UniDial which provides for our solutions unit to sell UniDial's products and services and for UniDial to handle the billing and collection relating to our solutions unit's sales of UniDial's services. Our investment in UniDial allows us to better understand the reseller market and enables us to better serve our customers.

     UtiliCom. UtiliCom Networks Inc. partners with utilities to create joint ventures offering local exchange and other communications services. We currently own 469,154 shares of UtiliCom's common stock, which represents a 14.5% interest (9.7% on a fully-diluted basis), though we expect our interests to be reduced to 6.7% (5.9% on a fully-diluted basis) in 1999 upon UtiliCom's receipt of additional financing. We have provided a $1 million loan to UtiliCom that matures in May 2003, which we may convert to UtiliCom common stock in the event of an initial public offering of UtiliCom's common stock. We also provided an additional $4 million loan which matured on August 31, 1999, and which we currently anticipate extending through December 31, 1999. We hold 200,000 warrants that are exercisable to purchase UtiliCom common stock at $3 per share. In exchange for our financing and investments, UtiliCom has agreed to use reasonable best efforts to utilize our communications services and equipment and to cause each of its joint ventures to designate us as its vendor as long as we offer the equipment and services on competitive terms. In addition, we and UtiliCom agreed to market each other's products and services to each other's customers. UtiliCom's first joint venture partner is a subsidiary of SIGCORP, Inc., a utility in Evansville, Indiana. The new venture is preparing to provide telephony and data services, Internet services and cable television services to business and residential customers.

     Other. We also own Telemetry and ChoiceSeat. Telemetry provides wireless remote monitoring and meter reading equipment and related services to industrial and commercial customers, including Williams. ChoiceSeat deploys touch-screen display units installed on stadium seats which provide access to statistics, different views of the field, player- and venue-related information and access to current information from other sports events.

INTERNATIONAL

     On May 27, 1999, Williams contributed to us interests in communications ventures in Brazil (ATL), Australia (PowerTel) and Chile (MetroCom). We are responsible for any capital or other commitments which Williams had related to these interests. Williams has granted us an option to acquire its interest in a holding company whose subsidiaries are communications service providers in Brazil (Algar Telecom). We may acquire additional interests in these and other international ventures in the future.

     ATL. ATL-Algar Telecom Leste S.A. was formed in March 1998 to acquire the concession for B-band cellular licenses in the Brazilian states of Rio de Janeiro and Espirito Santo. Before Williams contributed its interest in ATL to us, ATL was owned by Williams, SKTI-US LLC and Algar Telecom S/A. We own a 55% direct interest in ATL and a 10% indirect interest in ATL through our ownership in SKTI-US LLC. Before Williams contributed its interest to us, SKTI-US LLC was owned by Williams and SK Telecom Co., Ltd., Korea's largest wireless telecommunications provider. SK Telecom continues to own an interest in SKTI-US LLC.

     We obtained from Williams its option to acquire SK Telecom's interest in SKTI-US LLC once permitted under Brazilian regulations. In 1998, Williams acquired a 20% non-voting economic interest in ATL. Also in 1998, SKTI-US LLC acquired a 10% economic interest, representing a 30% voting interest, in ATL. In March 1999, Williams purchased from Algar Telecom for $265 million an additional 35% economic interest, representing a 19% voting interest, in ATL. This investment reduces Algar Telecom's investment to a 35% economic interest, representing a 51% voting interest, in ATL. Our investment in ATL totals $373 million.

     In March 1999, the shareholders of ATL, including Williams, pledged 49% of their common ATL stock and all of their preferred ATL stock as collateral for a U.S. dollar-denominated $521 million loan from Ericsson Project Finance AB to ATL.

     We and Williams have held preliminary discussions concerning the possibility of our increasing our ownership in ATL through our purchase from Algar Telecom of its investment in ATL. There is no assurance that these discussions will result in any agreement.

     ATL provides digital cellular services in the Brazilian states of Rio de Janeiro and Espirito Santo, covering a population of approximately 16.1 million inhabitants. ATL started commercial operations on January 15, 1999 and had approximately 545,000 subscribers as of June 30, 1999. ATL's only cellular competitor in these areas is Tele Sudeste Celular Participacoes S.A., a former subsidiary of Telebras currently controlled by a consortium led by Telefonica de Espana. We believe these areas to be particularly attractive because of the high unsatisfied demand for cellular services, large population base and relatively high level of income per capita when compared to other Brazilian regions. ATL's strategy is based on rapidly deploying a high-quality, 100% digital cellular network, offering a broad range of enhanced services and providing excellent customer service.

     Algar Telecom. Williams currently owns a 20% equity interest in Algar Telecom. Algar S.A. Empreendimentos e Participacoes, a Brazilian conglomerate, owns 74% of Algar Telecom. The remaining 6% of Algar Telecom is owned by the International Finance Corporation.

     We have the right during the period from January 1, 2000 through January 1, 2001 to purchase all of Williams' equity and debt investments in Algar Telecom and any interests in ATL that Williams acquires at the net book value of Williams' investment in Algar Telecom and

ATL at the time of the purchase. At June 30, 1999, this net book value was approximately $150 million. The purchase price is payable in shares of Class B common stock valued at the average closing sale price per share of our common stock over the twenty trading-day period prior to the purchase.

     Williams purchased the 20% economic interest in Algar Telecom, representing a 5% voting interest, in January 1997 for approximately $65 million. In April 1998, Williams invested an additional $100 million in Algar Telecom in the form of a redeemable convertible bond. The bond bears interest at an annual rate of 10% compounded quarterly in U.S. dollars and is convertible at any point over the next three years. After the conversion of the bond, Williams would own an approximately 33% economic interest, representing a 21% voting interest in Algar Telecom. Beginning in January 2002 and until an initial public offering of Algar Telecom, Williams has a right to sell its entire interest in Algar Telecom for at least the amount of Williams' investment plus interest. Williams has the ability to maintain its ownership level in Algar Telecom in the event of capital increases.

     Algar Telecom's main communications subsidiaries and investments include:

     - 35.0% of ATL
     - 70.9% of Companhia de Telecomunicacoes do Brasil Central
     - 33.7% of Tess S.A.

     Other majority-owned subsidiaries of Algar Telecom include companies involved in cable television services, design, maintenance and construction of communications networks and provision of long distance services.

     Companhia de Telecomunicacoes do Brasil Central provides local telephone and cellular services in parts of the states of Minas Gerais, Sao Paulo, Goias and Mato Grosso do Sul, covering 90,000 square kilometers with a population of approximately 2.5 million people. This area of Brazil has recently experienced higher rates of economic development than other regions of Brazil. As of December 31, 1998, Companhia de Telecomunicacoes do Brasil Central had sold approximately 403,000 fixed telephone lines, had approximately 375,000 lines in service and had approximately 127,000 cellular subscribers.

     Tess provides digital cellular services in Sao Paulo state outside the city of Sao Paulo, covering a population of approximately 16.3 million inhabitants, under a concession purchased from Brazil's federal government in 1998. We believe this to be an attractive area because of the low penetration of fixed telephone lines and the steady demand for telephone service. Tess's other stockholders are Telia AB, the largest telecommunications operator in Sweden, and Eriline Celular, a subsidiary of the Brazilian Eriline group. Tess began to provide cellular service in December 1998.

            OWNERSHIP STRUCTURE OF STRATEGIC INVESTMENTS IN BRAZIL*

                           [FLOW CHART OF OWNERSHIP]
---------------

* Indicated percentages are for economic interests, which in general are greater than voting interests.

     PowerTel. In August 1998, Williams and a joint venture owned by three large Australian electric utilities purchased equity interests in PowerTel Limited (previously known as Spectrum Network Systems Limited), a public company in Australia. Williams has contributed its interests in PowerTel to us.

     PowerTel plans to build, own and operate communications networks serving the three cities of Brisbane, Melbourne and Sydney and plans to provide local services in the central business districts of these cities. The three Australian utilities have entered into a 20-year agreement with PowerTel which allows PowerTel to use the utilities' ducts and to lay fiber optic cable alongside their rights-of-way between the cities. PowerTel's strategy is to provide high-quality, low-cost local voice, data and Internet services to the commercial and carrier markets commencing in the second half of 1999.

     As of June 30, 1999, we owned 159,574,468 shares, or 35%, of the common stock of PowerTel and 31,914,894 shares, or 100%, of convertible cumulative preferred stock of PowerTel. Our total investment represents a 36% economic interest in PowerTel, which Williams purchased for 90 million Australian dollars. The convertible cumulative preferred stock is convertible into an equivalent number of shares of common stock at our option at any time until August 2003. We currently hold a majority of PowerTel's board seats, are entitled to elect the majority of the directors of PowerTel, to appoint the executive officers of PowerTel and to operate the company. We are required to invest an additional 60 million Australian dollars in cash by February 2000 in PowerTel for 127,659,574 shares of convertible cumulative preferred stock. Our ownership in PowerTel will increase to 45% after we have made all of our 60 million Australian dollar cash contribution. We also have options to purchase 44,680,851 shares of common stock, which would increase our interest by 2%, at an exercise price of 0.47 Australian dollars per share.

These options are exercisable at any time until August 2003. We also have a 2% ownership interest in PowerTel through an earlier investment made by Williams.

     MetroCom. On March 30, 1999, Williams acquired a 19.9% equity interest in MetroCom S.A., which it has contributed to us. MetroCom is a Chilean company formed to build, own and operate a communications network providing local, Internet, data and voice services to businesses and residences in the Santiago metropolitan area. The remaining 80.1% of MetroCom is owned by MetroGas S.A., a company which is constructing a natural gas distribution system throughout the Santiago metropolitan area. MetroGas' stockholders are several large international and Chilean electric utilities and energy companies. MetroGas has granted MetroCom the right to utilize its rights-of-way throughout Santiago. MetroCom's strategy is to provide high-quality, low-cost local, Internet, data and voice services and to focus on the commercial and high-end residential markets. MetroCom plans to complete its fiber optic network and plans to commence services in late 1999.

     We also have warrants to purchase shares of MetroCom's common stock which would increase our interest to 50%. Williams purchased the common stock and the warrants for $24.5 million. Williams employees occupy the chief executive officer and certain other key management positions.

STRATEGIC ALLIANCES

     We enter into strategic alliances with communications companies in order to secure long-term, high-capacity commitments for traffic on the Williams network and to enhance our service offerings. The most significant of these alliances are described briefly below.

SBC

     SBC is a communications provider in the U.S. with 1998 revenues of approximately $28.8 billion. SBC currently provides local services in the south central region of the U.S. and in California, Nevada and Connecticut. SBC has a pending agreement to acquire Ameritech, a communications provider in the Midwest with 1998 revenues of approximately $17.2 billion.

     On February 8, 1999, we entered into agreements with SBC under which:

     - SBC must first seek to obtain domestic voice and data long distance services from us for 20 years
     - we must first seek to obtain select international wholesale services and various other services, including toll-free, operator, calling card and directory assistance services, from SBC for 20 years
     - we and SBC will sell each other's products to our respective customers and provide installation and maintenance of communications equipment and other services

     For the services each must seek to obtain from the other, the prices generally will be equal to the cost of the product or service plus a specified rate of return. However, these prices cannot be higher than prices charged to other customers and in some circumstances cannot be higher than specific rates. If either party can secure lower prices for comparable services which the other party will not match, then that party is free to utilize the lowest cost provider.

     Both we and SBC can provide services or products to other persons. Each party may also sell or utilize the products or services purchased from the other to provide products or services to other persons. However, if SBC establishes a wholesale distribution channel to resell the network capacity purchased from us to another provider of carrier services, we have the right to increase the price we charge SBC for the services SBC resells in this manner. While the terms of our agreements with SBC are intended to comply with restrictions on SBC's provision of long distance services, various aspects of these arrangements have not been tested under the Telecommunications Act.

     We and SBC have agreed on a mechanism for the development of projects which would allow the interconnection of the SBC network with the Williams network based on the unanimous decision of committees composed of an equal number of representatives from our company and SBC. If a committee does not approve a project, both we and SBC have the right, subject to certain exceptions, to require the other party to develop a project in exchange for payment of the direct costs and cost of capital required to complete the project or pursue it on its own. In addition, upon SBC receiving authorization from the FCC to provide long distance services in any state in its traditional telephone exchange service region, SBC has the option to purchase from us at net book value all voice or data switching assets which are physically located in that state and of which SBC has been the primary user. The option must be exercised within one year of the receipt of authorization. Williams then has one year after SBC's exercise of the option to migrate traffic, install replacement assets and complete other transition activities. This purchase option would not permit SBC to acquire any rights of way we use for the Williams network or other transport facilities which we maintain.

     Upon termination of the alliance agreements with SBC, SBC has the right in certain circumstances to purchase voice or data switching assets (including transport facilities) of which SBC's usage represents 75% or more of the total usage of these assets.

     SBC may terminate the provider agreements if any of the following occurs:

     - SBC does not acquire Ameritech or if regulators impose conditions on the acquisition that SBC refuses to accept
     - we begin to offer retail long distance voice transport or local exchange services on the Williams network except in limited circumstances
     - we materially breach our agreements with SBC causing a material adverse effect on the commercial value of the relationship to SBC
     - we have a change of control
     - SBC acquires an entity which owns a nationwide fiber optic network in the U.S. and determines not to sell us long distance transport assets

     We may terminate the provider agreements if any of the following occurs:

     - SBC has a change of control
     - there is a material breach by SBC of the agreements, causing a material adverse effect on the commercial value of the relationship to us

     Either party may terminate a particular provider agreement if the action or failure to act of any regulatory authority materially frustrates or hinders the purpose of that agreement. There is no monetary remedy for such a termination.

     In the event of termination due to our actions, we could be required to pay SBC's transition costs of up to $200 million. Similarly, in the event of termination due to SBC's actions, SBC could be required to pay our transition costs of up to $200 million, even though our costs may be higher.

     On March 23, 1999, the U.S. Department of Justice completed its antitrust review of the proposed merger of SBC and Ameritech. The Department of Justice approved the merger subject to a consent decree agreed to by the parties that the companies would sell one of their overlapping wireless systems in St. Louis, Chicago and some other portions of Illinois. On April 5, 1999, Ameritech announced its agreement with GTE to sell GTE these overlapping wireless systems and thus satisfy the consent decree's condition to completing the merger of SBC and Ameritech. On April 8, 1999, the Public Utilities Commission of Ohio approved the merger, subject to certain conditions agreed to by SBC and Ameritech. The Indiana Utility Regulatory Commission has asserted its jurisdiction to approve the proposed merger. On June 4, 1999, SBC and Ameritech appealed that decision to the Indiana Court of Appeals. The Indiana Supreme Court on July 30, 1999 ruled that the Indiana Utility Regulatory Commission lacks authority under state law to assert jurisdiction over the merger. On September 1, 1999, the Nevada Public Service Commission approved the merger, subject to certain conditions agreed to by SBC. On September 23, 1999, the Illinois Commerce Commission approved the merger, subject to certain conditions agreed to by SBC. The merger must still be approved by the FCC, which generally has statutory mandates to review competition issues as well as other aspects of the public interest related to the merger. These regulatory agencies may either approve, approve subject to certain conditions imposed on the companies, or deny approval of the merger. Following discussion with the staff of the FCC, SBC and Ameritech proposed certain conditions to the merger. On July 1, 1999, the FCC asked for public comment on the conditions, and subsequently SBC and Ameritech filed some revisions to the proposed conditions.

     SBC has also entered into a securities purchase agreement with us and Williams to purchase from us at the closing of the equity offering the number of shares of our common stock equal to $500 million divided by the initial public offering price less the underwriting discount. SBC has agreed to assign its right to invest $75 million of this $500 million initial investment to Telefonos de Mexico, but SBC will remain obligated to invest the full $500 million in the event that Telefonos de Mexico fails for any reason to make this $75 million investment. In lieu of preemptive rights that SBC might otherwise have, we and SBC have also agreed that SBC can elect to acquire from us additional shares of our common stock at the same price paid for its other shares. We estimate that SBC's additional investment will be approximately $9.1 million if SBC's initial investment is $425 million ($13.5 million if the underwriters' over-allotment option is exercised in full) and approximately $10.8 million if SBC's initial investment is $500 million ($16.0 million if the underwriters' over-allotment option is exercised in full).

     The obligation to make the SBC investment is subject to certain conditions at closing, including that the agreement under which we provide network transport services to SBC is in full effect.

     In connection with its purchase of common stock SBC has agreed to certain restrictions and will receive certain privileges, including the following:

     - SBC has agreed not to acquire more than 10% of our common stock until at least 2009
     - SBC has agreed not to transfer to anyone except affiliates any of its shares of common stock for a period of three and a half years, but this transfer restriction provision will be terminated if we have a change of control
     - SBC has the right to nominate a member of our board of directors so long as SBC retains more than a 5% equity interest in our common stock and has obtained and continues to have relief in any state from Section 271 of the Telecommunications Act
     - SBC has a right to increase its interest to 10% of our outstanding common equity if it does not achieve that limit immediately following the consummation of the purchase of common stock described above
     - SBC has a pre-emptive right to maintain its equity interest in our common stock, which would be forfeited if it were not exercised more than once. Following a second failure to exercise, SBC has a pre-emptive right to maintain its newly diluted position so long as it maintains at least a 3% interest in our common stock
     - SBC also has registration rights in connection with its holdings

     We have a call option to purchase all the shares of the common stock acquired by SBC under the securities purchase agreement in the event of the termination of certain agreements with SBC. Williams, so long as it has a 50% interest in our common stock, has a right of first purchase with respect to any shares of our common stock that SBC should decide to offer. We also have a right of first purchase with respect to any shares of common stock not purchased by Williams.

INTEL

     Intel Corporation is a manufacturer of chips and other computer, networking and communications products. Intel recently announced the formation of its new business, Intel Internet Data Services, to provide Internet Web-hosting services by building and managing data centers around the world which will support the Web sites of third parties.

     On May 24, 1999, we and Intel, on behalf of Intel Internet Data Services, entered into a ten-year master alliance agreement. The alliance agreement provides that we and Intel Internet Data Services will purchase services from one another pursuant to a service agreement and create a co-marketing arrangement, each of which will be for a three-year term renewable for one-year terms thereafter. The services we will provide include domestic transport services and may also include Internet connectivity. Intel will provide Web hosting services pursuant to the co-marketing arrangement. Subject to our meeting pricing, quality of service and other specifications, Intel Internet Data Services will purchase a significant portion of its yearly domestic transport requirements from us.

     Intel also entered into a securities purchase agreement with us and Williams to purchase the number of shares of our common stock equal to $200 million divided by the initial public offering price less the underwriting discount. The parties' obligations under the securities purchase agreement are subject to closing conditions, including that the alliance agreement is in full effect, that at least $500 million is raised in the equity offering and that necessary governmental approvals have been obtained.

     In connection with its purchase of common stock, Intel has agreed not to transfer any of its shares of common stock to anyone except affiliates for a period of eighteen months, but this transfer restriction provision will be terminated if we have a change of control. In addition, the transfer restriction does not prohibit Intel from participating in future registered offerings initiated by us or from engaging in hedging transactions commencing six months from the date of the equity offering. Intel also has registration rights in connection with its holdings.

     On August 9, 1999, Intel invested $5 million in CSI Incorporated, a company in our strategic investments unit which markets Choice Seat(TM), an interactive sports entertainment network delivered to specially equipped seats in sports venues. Intel acquired an approximate 15% interest in CSI; we retained the remaining approximate 85% interest.

TELEFONOS DE MEXICO

     Telefonos de Mexico, S.A. de C.V., the largest communications provider in Mexico, currently provides long distance and local services primarily in Mexico.

     On May 25, 1999, we entered into agreements with Telefonos de Mexico under which, subject to any necessary U.S. and Mexican regulatory requirements:

     - Telefonos de Mexico must first seek to obtain select international wholesale services and various other services from us for 20 years
     - we must first seek to obtain select international wholesale services and various other services from Telefonos de Mexico for 20 years

     - we and Telefonos de Mexico will sell each other's products to our respective customers and will negotiate the terms under which both parties will provide installation and maintenance of communications equipment and other services for the other

     For the services each must seek to obtain from the other, the prices generally will be established to reflect the strategic relationship and commitments made to each other, subject to any applicable law or regulations establishing the prices. If either party can secure lower prices for comparable services which the other party will not match, then that party is free to utilize the lowest cost provider. Both we and Telefonos de Mexico can provide services or products to other persons. Each party may also sell or utilize the products or services purchased from the other to provide products or services to other persons.

     Certain of the provisions relating to the preferred provider relationship and competitive pricing requirements will not be implemented until changes to the international settlement system currently in place pursuant to U.S. and Mexican regulations occur. Due to Telefonos de Mexico's dominant position in Mexico, the international settlement system requires that Telefonos de Mexico split its traffic terminating in the U.S. on a basis proportionate to that of U.S. carriers terminating traffic in Mexico. We anticipate that changes will be enacted by the end of 2000. See the section of this prospectus entitled "Regulation -- Settlement costs for international traffic."

     We and Telefonos de Mexico have agreed on a mechanism for the development of mutually beneficial projects intended to interconnect the Williams network with the Telefonos de Mexico network to provide seamless voice and data on both a nationwide and international basis. Project decisions will be based on the unanimous decision of committees composed of an equal number of representatives from our company and Telefonos de Mexico.

     Either party may terminate the alliance agreement if any of the following occurs:

     - the parties cannot execute implementing agreements within a specified amount of time
     - specified agreements to which Telefonos de Mexico is a party are not terminated prior to the equity offering
     - the action, or failure to act, of any regulatory authority or the passage of a law or regulation materially frustrates or hinders the purpose of any of our agreements
     - either party experiences a change of control

     One party may terminate the agreements if the other party materially breaches them or is no longer able to deliver the products and services for a period of 30 days.

     Telefonos de Mexico has also entered into a securities purchase agreement with us and Williams to purchase from us the number of shares of our common stock equal to $100 million divided by the initial public offering price less the underwriting discount. This amount includes a $75 million investment right assigned to Telefonos de Mexico by SBC.

     The obligation to make the Telefonos de Mexico investment is subject to conditions at closing, including that the alliance agreement with Telefonos de Mexico be in full effect.

     In connection with its purchase of our common stock Telefonos de Mexico has agreed to certain restrictions and will receive certain privileges, including the following:

     - Telefonos de Mexico has agreed not to acquire more than 10% of our common stock for a period of 10 years
     - Telefonos de Mexico has agreed not to transfer to anyone, except affiliates, any of its shares of common stock for a period of 3 1/2 years, but this transfer restriction provision will be terminated if we have a change of control

     - Telefonos de Mexico has agreed that we have the right, for a period of 3 1/2 years, to repurchase our stock at market value less the underwriter's discount if the alliance agreement is terminated for any reason other than a breach by us

     Telefonos de Mexico also has registration rights in connection with its holdings.

     We have a call option to purchase all the shares of the common stock acquired by Telefonos de Mexico under the securities purchase agreement in the event of the termination of certain agreements with Telefonos de Mexico. Williams, for so long as it has a 50% interest in our common stock, has a right of first purchase with respect to any shares of common stock not purchased by our company.

METROMEDIA FIBER NETWORK

     Metromedia Fiber Network is currently constructing local fiber optic networks in 11 U.S. cities including New York, Boston, Philadelphia, Chicago, Washington, D.C., Dallas, Houston, Atlanta, Seattle, Los Angeles and San Francisco. Metromedia has indicated that it may announce additional cities for its network during the next year. On May 21, 1999, we entered into two memoranda of understanding with Metromedia under which we each agreed to enter into 20-year agreements with the other, providing for the following:

        - Metromedia will lease to us dark fiber of up to 3,200 route miles on its local networks, six to 96 fibers per segment, and will provide us with maintenance services and dark fiber connectivity to approximately 250 points of presence and data centers in exchange for approximately $317 million payable by us over the duration of the agreement
        - we will lease to Metromedia six dark fibers over substantially all of the Williams network and provide colocation and maintenance services in exchange for approximately $317 million payable by Metromedia over the duration of the agreement

     On September 17, 1999, we and Metromedia signed definitive agreements setting forth the detailed terms of the two lease arrangements.

     Lease and maintenance payments will be based on the number of fiber miles leased. We will lease fiber from Metromedia in all 11 of its current metropolitan areas. In addition, we will have the right to select future Metromedia market areas where we will lease fiber, when and if such cities are announced. We will begin leasing fiber on constructed segments of the Metromedia network upon acceptance by us in accordance with acceptance procedures as provided in the agreement. Leases of fiber on additional segments will begin following construction and acceptance. We anticipate that we will begin to lease fiber from Metromedia during 1999.

     Metromedia will begin leasing fiber on constructed segments of the Williams network upon acceptance by it pursuant to the acceptance procedures. Leases of fiber on additional segments will begin following construction and acceptance. We anticipate that Metromedia will begin to lease fiber from us during 1999.

WINSTAR

     WinStar Communications, Inc. uses wireless technology to provide high-capacity local exchange and Internet access services to companies located generally in buildings not served by fiber optic cable. On December 17, 1998, we entered into two agreements with WinStar under which:

     - we have a 25-year right to use approximately 2% of WinStar's wireless local capacity, which is planned to cover the top 50 U.S. markets, in exchange for payments equal to $400 million over the next four years
     - WinStar has a 25-year right to use four strands of our fiber optic cable over 15,000 route miles on the Williams network, a transmission capacity agreement with an obligation to lease specified circuits from us for at least 20-year terms and an agreement for colocation and maintenance services in exchange for monthly payments equal to an aggregate of approximately $644 million over the next seven years

     WinStar has licenses from the FCC to operate in various frequencies in the top 50 metropolitan markets in the U.S. WinStar has constructed approximately 60 hubs, or antenna sites, which are currently available to us. WinStar intends to construct 270 hubs by the end of 2001 and we will have the ability to use all of these hubs for a period of 25 years. We will pay WinStar the $400 million over the next four years as WinStar completes construction of the hubs. As of June 30, 1999, we had paid WinStar approximately $120 million.

     We anticipate that the network fiber to be used by WinStar will be completed in 2000. We will also be WinStar's preferred provider of domestic communications requirements for 25 years. WinStar will pay us the $644 million in equal monthly installments over the next seven years. As of June 30, 1999, we had received approximately $44.1 million.

U S WEST

     U S WEST, Inc. is a communications provider with operations currently in the western region of the U.S. We entered into an agreement with U S WEST, effective January 1998, which provides that our two companies will work together to provide data networking services to a variety of customers. We also provide various of our services to U S WEST.

INTERMEDIA

     Intermedia Communications Inc. provides a wide range of local, long distance and Internet services. In April 1998, Intermedia executed an agreement providing for a 20-year right to use our nationwide transmission capacity for approximately $450 million payable over 20 years. This amount represents the present value of the minimum amount Intermedia will pay over the life of the agreement. Through June 30, 1999, we received approximately $83 million from Intermedia.

PROPERTIES

     The Williams network and its component assets are the principal properties which we currently operate. We lease portions of the network and related equipment pursuant to our asset defeasance program, which supplies funds to construct the Williams network and purchase equipment. The lease term is for five years with possible renewal for two additional one-year terms. We have the rights to purchase or exchange the leased property during the lease term as well as to purchase the property at the end of the lease term. The price at which we may purchase the property approximates its original cost. In the event we do not purchase the property at the end of the lease term, we are obligated to pay 89.9% of the original purchase cost of the property. For more information regarding the operating lease agreement, see the section of this prospectus entitled "Description of Indebtedness and Other Financing Arrangements -- Asset defeasance program."

     Our installed fiber optic cable is laid under various rights of way. We have agreements in place for approximately 90% of the rights of way needed to complete the Williams network. Almost all of our rights of way extend through at least 2018. A significant portion of our rights of way are along Williams pipeline easements.

     We own or lease sites in approximately 100 U.S. cities on which we locate or plan to locate transmission, routing and switching equipment. These sites range in size from 2,000 square feet to 50,000 square feet and total approximately 1,700,000 square feet. We also lease office space in various locations including from Williams. We lease from Williams approximately 1,200,000 square feet of office space in Tulsa, Oklahoma and have entered into a lease with Williams for an additional 350,000 square feet of office space to be constructed. Our solutions unit occupies approximately 192,000 square feet of office space in Houston, Texas which it subleases from Williams.

EMPLOYEES

     As of June 30, 1999, excluding our unconsolidated strategic investments, we had a total of approximately 9,400 employees, 1,050 of whom were served by collective bargaining agreements. The following shows the number of our employees broken down by segment:

Network                        1,200
Solutions                      6,200
Strategic Investments          1,000
Corporate                      1,000
                               -----
Total                          9,400
                               =====

LEGAL PROCEEDINGS

     We are subject to various types of litigation in connection with our business and operations. However, with the possible exception of the Shrier and Oxford lawsuits described below, we do not believe that any of our pending litigation is material to our business or operations.

     Shrier v. Williams was filed on August 4, 1999 in the U.S. District Court for the Northern District of Oklahoma. Oxford v. Williams was filed on September 3, 1999 in state court in Jefferson County, Texas. In each lawsuit, the plaintiff seeks to bring a nationwide class action on behalf of all landowners on whose property we have installed fiber optic cable without the permission of the landowner. The plaintiffs are seeking a declaratory ruling that we are trespassing, damages resulting from the alleged trespass, damages based on our profits from use of the property and damages from alleged fraud. Relief requested by the plaintiff includes injunction against further trespass, actual and punitive damages and attorneys' fees.

     We believe that installation of the cable containing the single-fiber network that crosses over or near the named plaintiffs' land does not infringe on the plaintiffs' property rights. We also do not believe that the plaintiffs in these lawsuits have sufficient basis for certification of a class action. The proposed composition of the class in the Oxford lawsuit appears to include only landowners who would also be included in the class proposed in the Shrier suit.

     Other communications carriers have been successfully challenged with respect to their rights over railroad rights of way, which are also challenged by the plaintiffs. Approximately 15% of the Williams network is installed on railroad rights of way. In many areas, the railroad granting us the license holds full ownership of the land, in which case its license should be sufficient to give us valid rights to cross the property. In some states where the railroad is not the property owner but has an easement over the property the law is unsettled as to whether a landowner's approval is required. We did not generally obtain landowner approval where our right of way was located on railroad easements. In most states, we have eminent domain rights which we believe would limit our liability for any trespass damages. It is likely that we will be subject to other purported class action suits challenging our railroad or pipeline rights of way but we cannot quantify the impact of such claims at this time. Thus, we cannot be certain that the plaintiffs' purported class actions or other purported class actions, if successful, will not have a material adverse effect on us.

REPORTS TO STOCKHOLDERS

     We intend to furnish to our stockholders annual reports containing audited financial statements examined by our independent auditors and quarterly reports containing unaudited financial statements for each of the first three quarters of each fiscal year.

                                   REGULATION

GENERAL REGULATORY ENVIRONMENT

     We are subject to federal, state and local regulations that affect our product offerings, competition, demand, costs and other aspects of our operations. Federal laws and regulations generally apply to interstate telecommunications, including international telecommunications that originate or terminate in the United States, while state laws and regulations apply to telecommunications terminating within the state of origination. The regulation of the telecommunications industry is changing rapidly, and varies from state to state. Our operations are also subject to a variety of environmental, safety, health and other governmental regulations. We cannot guarantee that future regulatory, judicial or legislative activities will not have a material adverse effect on us, or that domestic or international regulators or third parties will not raise material issues with regard to our compliance or noncompliance with applicable regulations.

     The Telecommunications Act seeks to promote competition in local and long distance telecommunications services, including by allowing entities affiliated with power utilities entry into providing telecommunications services and by allowing GTE and, subject to certain limitations and conditions, the regional Bell operating companies' entry into providing long distance services. We believe that the regional Bell operating companies' and other companies' entry into providing long distance services will provide opportunities for us to sell fiber or lease high-volume long distance capacity.

     The Telecommunications Act allows a regional Bell operating company to provide long distance services originating outside its traditional exchange service area or from mobile services, and to own 10% or less of the equity of a long distance carrier operating in its traditional service area. In addition,
Section 271 of the Telecommunications Act allows a regional Bell operating company to provide long distance services originating in a state in its traditional exchange service area if it satisfies several procedural and substantive requirements. These include obtaining FCC approval upon a showing that the regional Bell operating company has entered into, or under some circumstances has offered to enter into, interconnection agreements which satisfy a 14-point "checklist" of competitive requirements. On February 22, 1999, the United States Supreme Court issued an order confirming the FCC's authority to adopt requirements for compliance with the checklist. This order reversed an earlier decision by the U.S. Court of Appeals for the Eighth Circuit that required the FCC to defer to state determinations as to certain elements of the checklist. To date, the FCC has not granted any petitions by regional Bell operating companies for entry and has denied several of these petitions. We expect that additional petitions for entry will be filed, and that the regional Bell operating companies will obtain approval to provide long distance services in some states within the next two years.

     Common carrier services to end-users and enhanced services providers are subject to assessment for the FCC's Universal Service Fund, which assists in ensuring the universal availability of basic telecommunications services at affordable prices and other goals. The FCC announced assessments for the third quarter of 1999 of approximately 3.9% of gross interstate and 1.0% of gross intrastate end-user revenues. On July 30, 1999, the U.S. Court of Appeals for the Fifth Circuit upheld in part the FCC's order, but determined that assessments must be limited to interstate revenues, which could have an adverse impact on interstate carriers, including us. Certain of our services may be subject to those assessments, which would increase our costs, and we may also be liable for assessments by state commissions for state universal service programs.

FEDERAL REGULATION

     Under the FCC's rules, we are a non-dominant carrier. Generally, the FCC has chosen not to closely regulate the charges or practices of non-dominant carriers. Although the FCC has the power to impose more stringent regulatory requirements on us, we believe that the FCC is unlikely to do so. We are subject to the regulatory requirements applicable to all common carriers, such as providing services without unreasonable discrimination and charging reasonable rates.

     Federal regulation affects the cost and thus the demand for long distance services through regulation of interstate access charges, which are the local telephone companies' charges for use of their exchange facilities in originating or terminating interstate transmissions. The FCC ordered a multi-year transition in the structure of interstate access charges, leading to lower per-minute charges. The FCC may adopt further changes in the structure of interstate access charges in the future. The FCC also regulates the levels of interstate access charges through price caps for larger local telephone companies and other rate regulation for smaller local telephone companies. On August 5, 1999, the FCC adopted an order and further notice of proposed rulemaking to allow larger local telephone companies further flexibility in setting interstate access charges in the future, especially for high-speed data lines. On May 21, 1999, the U.S. Court of Appeals for the District of Columbia Circuit reversed and remanded for reconsideration by the FCC the 6.5% inflation offset in the current price cap rules.

     The FCC has adopted rules for pricing the local telephone companies' unbundled network elements and services to competitive local exchange carriers, which use these network elements and services to interconnect with long distance carriers. These regulations affect the growth opportunities for some of our customers and thus demand for our services. In January 1999, the United States Supreme Court upheld the FCC's authority to adopt pricing rules for unbundled network elements and resale by competitive local exchange carriers. However, the Supreme Court instructed the FCC to reconsider an earlier determination regarding the extent to which local telephone companies are required to unbundle elements of their networks and provide those unbundled networks to competitive local exchange carriers. On September 15, 1999, the FCC adopted revised rules on unbundling of network elements. In addition, certain local telephone companies have indicated in papers filed with the U.S. Court of Appeals for the Eighth Circuit that they will seek additional judicial review of the FCC's pricing rules on substantive grounds.

     The FCC has to date treated Internet service providers as enhanced service providers rather than common carriers. As such, Internet service providers have been exempt from various federal and state regulations, including the obligation to pay access charges and contribute to universal service funds. On February 25, 1999, the FCC adopted an order in which it determined that calls to Internet service providers are interstate in nature and proposed rules to govern compensation to carriers for transmitting these calls. Although the FCC does not intend to require Internet service providers to pay access charges or to contribute to universal service funds, the FCC's order could affect the costs incurred by Internet service providers and the demand for the offerings of some of our customers. Several appeals of the order have been filed in the U.S. Court of Appeals for the District of Columbia Circuit.

     The FCC has adopted rules for a multi-year transition to lower international settlements payments by U.S. common carriers. We believe that these rules are likely to lead to lower rates for certain international services and increased demand for these services provided by certain of our customers. The result is likely to be increased demand for capacity on the U.S. facilities, including the Williams network, which provide these services.

     Rules adopted by the FCC in 1996 and 1997, which are subject to pending appeals and a stay, could impose significant limits on the ability of carriers to maintain tariffs for interstate long distance services and to rely on tariffs to state the prices, terms and conditions under which they offer interstate services. Additional rules, adopted by the FCC on March 18, 1999, will require long distance carriers to make specified public disclosures of their rates, terms and conditions for domestic interstate services, with the effective date for these rules delayed until a court decision on the appeal of the FCC's 1996 detariffing order. These regulations could affect how some of our customers provide services and the demand for their offerings.

STATE REGULATION

     The Telecommunications Act generally prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing any interstate or intrastate telecommunications service. However, states retain jurisdiction to adopt regulations necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of communications services and safeguard the rights of consumers.

     Generally, we must obtain and maintain certificates of authority from regulatory bodies in states in which we offer intrastate services. In most states, we must also file and obtain prior regulatory approval of tariffs for our regulated intrastate services. Certificates of authority can generally be conditioned, modified or revoked by state regulatory authorities for failure to comply with state law or regulations. Fines and other penalties also may be imposed for such violations. We are currently authorized to provide intrastate services, at least to some extent, in 50 states. In a number of states, we have pending applications for additional authority or are awaiting tariff approval. We believe that most states do not regulate our provision of dark fiber. If a state did regulate our provision of dark fiber, we could be required to provide dark fiber in that state pursuant to tariffs, and at regulated rates.

     State regulatory commissions generally regulate the rates local Bell operating companies charge for intrastate services, including intrastate access services paid by providers of intrastate long distance services. Intrastate access rates affect the costs of carriers providing intrastate long distance services and demand for the services we and other carriers provide. Under the Telecommunications Act, state commissions have jurisdiction to arbitrate and review negotiations between local telephone companies and competitive local exchange carriers regarding the prices local telephone companies charge for interconnection of network elements with, and resale of, services by competitive local exchange carriers; however, the U.S. Supreme Court has upheld the FCC's authority to adopt rules which the states must apply when setting these prices. A state may also impose telecommunications taxes, and fees related to the support for universal service, on providers of services within that state.

LOCAL REGULATION

     We are occasionally required to obtain street use and construction permits and licenses and/or franchises to install and expand our fiber optic network using municipal rights of way. Termination or failure to renew our existing franchise or license agreements could have a material adverse effect on us. In some municipalities where we have installed or anticipate constructing networks, we are required to pay license or franchise fees based on a percentage of gross revenue or on a per linear foot basis. We cannot guarantee that fees will remain at their current levels following the expiration of existing franchises. In addition, we could be at a competitive disadvantage if our competitors do not pay the same level of fees as we do. However, the Telecommunications Act requires municipalities to manage public rights of way in a competitively neutral and non-discriminatory manner.

OTHER

     Our operations are subject to a variety of federal, state, local and foreign environmental, safety and health laws and governmental regulations. These laws and regulations govern matters such as the generation, storage, handling, use and transportation of hazardous materials, the emission and discharge of hazardous materials into the atmosphere, the emission of electromagnetic radiation, the protection of wetlands, historic sites and endangered species and the health and safety of our employees.

     Although we monitor compliance with environmental, safety and health laws and regulations, we cannot assure you that we have been or will be in complete compliance with these laws and regulations. We may be subject to fines or other sanctions imposed by governmental authorities if we fail to obtain certain permits or violate the laws and regulations. We do not expect any capital or other expenditures for compliance with laws, regulations or permits relating to the environment, safety and health to be material in 1999 or 2000.

     In addition, we may be subject to environmental laws requiring the investigation and cleanup of contamination at sites we own or operate or at third party waste disposal sites. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the contamination. Although we own or operate numerous sites in connection with our operations, we are not aware of any liability relating to contamination at these sites or third party waste disposal sites that could have a material adverse effect on our company.

FOREIGN REGULATION

BRAZIL

     Communications service in Brazil has until recently been primarily provided by operating subsidiaries of Telebras, a state-owned holding company. In 1997, the General Telecommunications Act provided for the restructuring and privatization of the communications industry in Brazil. In 1998, Telebras was split into 12 different holding companies -- one long distance carrier, three local landline companies, and eight cellular companies. A governmental regulatory agency, Agencia Nacional de Telecomunicacoes, known as Anatel, was created to regulate the newly privatized industry and to facilitate competition.

     One aspect of the restructuring and privatization process is the issuance of licenses, through a bid process, to competing privately-owned carriers. Licenses for "B-Band" cellular companies, including ATL and Tess, were issued in 1997 and 1998. Each cellular concession is a specific grant of authority to supply cellular services within a defined region. In the case of ATL, this region consists of the states of Rio de Janeiro and Espirito Santo. In the case of Tess, this region consists of the state of Sao Paulo outside the city of Sao Paulo.

     A cellular concession has been granted to each of ATL and Tess for an initial term of 15 years which may be renewed for equal periods at the discretion of Anatel. Currently within each area only one cellular company may operate in Band A and one in Band B; there are no personal communications service carriers. The cellular concessions and other regulations impose a range of restrictions on the companies' operations, corporate governance and shareholders, with penalties for noncompliance, including loss of license and monetary fines.

     Long distance service is regulated pursuant to the General Telecommunications Act. In April 1998, the government issued a general granting plan for licenses, which split the country into four telecommunications areas. Areas I and II include most of the states of the country. Area III corresponds to the state of Sao Paulo. Area IV covers international calls and long distance calls throughout the whole country. The operators in Areas I and II are also able to provide long distance calls but only within the boundaries of the states inside each area.

     During 1999, the government of Brazil awarded through bid processes licenses for other companies that will compete against the former Telebras subsidiaries. Each company will be able to provide service in one of the four areas. In 2000, the government may sell additional licenses in each wireless market for personal communications service.

     Each concession agreement establishes the service obligations for the operator, based on the applicable legislation determined by Anatel. Anatel defines maximum rates, but an operator can charge users lower rates. The rates can be readjusted periodically but not less often than every 12 months. ATL and Tess are subject to the rate parameters set out in their concession agreements, based upon the bids they submitted to obtain the concessions. Cellular service in Brazil is offered on a "calling party pays" basis, where the cellular subscriber pays usage charges only for outgoing calls. Roaming agreements between cellular carriers apply to services for subscribers outside of their home regions.

     Anatel also regulates cable television in Brazil. Each license is granted for 15 years and renewable for equal periods. The service must be rendered without discrimination, at reasonable prices and conditions and on a non-exclusive basis. There is no specific regulation of rates for cable services. There is a basic group of channels that must be provided to customers. Competition for cable comes from microwave multichannel systems and satellite television. Recently, bidding procedures took place for new licenses for both cable and the microwave multichannel systems.

AUSTRALIA

     On July 1, 1997, the Australian government opened all sectors of the Australian communications industry to competition. Central elements of the new regulatory regime include an unrestricted number of carrier licenses, increased reliance on certain elements of the Australian Trade Practices Act and industry self-regulation and retention of some carrier land access rights and statutory immunities in relation to the construction of network facilities.

     The Australian Competition and Consumer Commission is charged with most competition-related regulatory functions and price control arrangements. The Australian Communications Authority is responsible for regulating the non-competition aspects of the telecommunications industry, including carrier licensing, technical regulation, preselection, and enforcing industry standards, universal service, spectrum management and numbering. There also are self-regulatory authorities that recommend telecommunications services for regulation to the Australian Competition and Consumer Commission and that develop industry consumer, technical and operational codes.

     A carrier license is required for the ownership of most transmission infrastructure used to provide telecommunications services to the public. PowerTel holds a carrier license and is subject to regulation by the Australian Competition and Consumer Commission and the Australian Communications Authority. PowerTel does not have any service coverage obligations. PowerTel does not require any further regulatory approval for new services, except when new services require new spectrum or equipment licenses for operating radio communication facilities such as mobile services or microwave links. Each licensed carrier pays an annual fee to cover the costs of industry regulation based on a portion of the carrier's revenues.

     Under the regulations, access to particular regulated carriage services and other services which facilitate the supply of those regulated services must be provided between operators on non-discriminatory technical and operational terms and, in some circumstances, at cost-based prices. The Australian Competition and Consumer Commission determines which services are regulated. Other services may be supplied on commercially negotiated terms subject to the Australian Trade Practices Act. Any transmission capacity of 2 or more megabits per second is regulated on all routes except between Sydney, Canberra and Melbourne.

     The Australian Competition and Consumer Commission is currently considering regulating local call resale and local network unbundling. Regulation of switched interconnection at the local exchange level would allow PowerTel and other competitors to reduce their access costs by interconnecting with the Telstra Corporation Limited network closer to the customer. The Australian Competition and Consumer Commission has issued a draft report in favor of regulating noncompetitive access services with pricing based on total service long-run incremental cost.

     Prior to July 1, 1997, carriers had extensive rights to install facilities on land without the consent of the owner and with immunity from state and territory environmental and planning laws. Under the new regulatory regime, carriers, including PowerTel, must now generally comply with state and territory environmental planning and property laws.

     Telstra, the current national universal service provider, is required to ensure that the standard telephone services, pay phones and any other regulated services are reasonably accessible to all Australians on an equitable basis. All carriers are required to contribute to the costs of providing universal service. The Australian Communications Authority has required all carriers and carriage service providers to guarantee timely service to customers. The Australian government has proposed amendments to the communications legislation to strengthen competitive and consumer safeguards. The proposals include enabling the Australian Competition and Consumer Commission to make binding legal directions to parties to facilitate access negotiations, to publicly disclose or require the disclosure of cost information and to specify the terms on which carriers must disclose network planning information to each other. There are also proposals to streamline the Australian Competition and Consumer Commission's ability to act when it believes that anti-competitive conduct is taking place. There can be no assurance that the proposed amendments will be enacted in their current form or at all.

     PowerTel currently has entered into a facilities access agreement with Telstra for access to Telstra's ducts, underground facilities and equipment buildings. PowerTel also obtains services from Telstra through wholesale/resale products, and is in the process of negotiating an agreement covering Telstra's wireline and mobile originating and terminating access services.

     Although the regulatory regime is structured to encourage new entrants, PowerTel as well as other industry participants and the Australian Competition and Consumer Commission have expressed the view that Telstra's interconnect and wholesale pricing is too high. The Australian Competition and Consumer Commission does not currently have power to set interconnect prices generally. The Australian Competition and Consumer Commission is only empowered to settle disputes between specific parties in relation to a limited number of services. Even where the Australian Competition and Consumer Commission is able to arbitrate, in practice to date it has been a lengthy process. The consequence of the current pricing structure is to encourage new entrants such as PowerTel to construct alternative infrastructures. The current pricing also adversely impacts the ability of new entrants without significant infrastructure to substantially discount prices below those of incumbent network owners.

     PowerTel has entered into an asset use agreement with three electric utilities which are indirect stockholders of PowerTel. Each agreement provides PowerTel with access to each utility's facilities (ducts, poles, fiber optic cable, towers, etc.) for the installation of telecommunications equipment. PowerTel also has entered into a reseller agreement with each of these utilities under which each utility is appointed a non-exclusive reseller of PowerTel's telecommunications services to certain customers. The agreement provides for the utility to be able to resell the full range of PowerTel's services, including new services which become available from time to time, subject to any prohibitions on resale in third-party agreements.

     There are two marketing database agreements between each of the utilities and PowerTel. The first provides PowerTel with access to each utility's database of electricity customers to market telecommunications services. The second provides each utility access to PowerTel's customer database to market electricity. These agreements are subject to any applicable privacy laws.

CHILE

     The process of privatization and opening up of monopoly telecommunications markets in Chile began in 1982 with the General Telecommunications Law, which allowed companies to provide service and develop telecommunications infrastructure without geographic restriction or exclusive rights to serve.

     Chile currently has a competitive, multi-carrier system for long distance and local services. There is no regulatory limit on the number of concessions that could be granted to companies that would compete against MetroCom. Currently, there are five local service providers in Santiago. The largest providers of local telecommunications services in Santiago are Compania de Telecomunicaciones de Chile, Telefonica Manquehue and CMET.

     MetroCom holds an intermediate service concession for the installation, operation, and exploitation of a high-capacity fiber optic cable network in Santiago and the towns surrounding it. Intermediate services are provided via networks to satisfy the transmission or exchange service requirements of other telecommunications providers. The concession is for a renewable 30-year term. MetroCom's concession provides for network construction to end on December 23, 1998 and service to begin on January 23, 1999. The company requested an extension of these terms, which was granted by the telecommunications authority but is pending before the Republic Comptrollership's Office for formal amendment of the concession.

     The telecommunications law states that prices should be determined by market forces in competitive markets; in markets with one dominant firm, maximum rates are determined by the regulatory authorities. The regulatory authority has declared that the conditions prevailing in the local (including Santiago) and long distance markets, as well as in the market for intermediate services, require rates to be determined by the regulatory authority. The maximum rate structure is determined every five years.

     Local service providers with concessions are obligated to provide service to any customer who requests service within their service area, or to any customer outside the service area of all concessionaires who is willing to pay for an extension to get service. Local providers must also give long distance service providers equal access to their network connections.

SETTLEMENT COSTS FOR INTERNATIONAL TRAFFIC

     International switched long distance traffic between two countries typically is exchanged under correspondent agreements between carriers each owning network transmission facilities in their respective countries. Correspondent agreements generally provide for, among other things, the termination of traffic in, and return traffic to, the carriers' respective countries at a negotiated accounting rate. Settlement costs, typically one-half of the accounting rate, are reciprocal fees owed by one international carrier to another for transporting traffic on its facilities and terminating that traffic in the other country. The FCC and regulators in foreign countries may regulate agreements between U.S. and foreign carriers.

     The FCC's international settlements policy governs the settlements between U.S. carriers and their foreign corespondents and prevents foreign carriers from discriminating among U.S. carriers in bilateral accounting rate negotiations. The policy requires

     - the equal division of accounting rates
     - non-discriminatory treatment of U.S. carriers
     - proportionate return of inbound traffic

     Agreements governed under the policy must be filed publicly with and approved by the FCC. Recently, the FCC limited application of the policy, which now applies only to U.S. carrier arrangements with certain foreign carriers with market power in their respective countries. For example, U.S. carrier arrangements with Telefonos de Mexico continue to be subject to the policy, but U.S. carrier arrangements with a Telefonos de Mexico competitor in Mexico are not subject to the policy. The FCC also recently decided to exempt certain foreign routes from the policy, depending upon the ability of U.S. carriers to terminate traffic on those routes at rates substantially below benchmarks set by the agency. However, Mexico is not currently an exempted route. Other countries have policies similar to that of the FCC.

     Resale of international private lines allows carriers to bypass the settlement rate system, and, therefore, the need to negotiate accounting rates with foreign carriers with market power and obtain termination of international traffic in the United States and foreign countries at substantially reduced rates. The FCC's private line resale policy currently prohibits a carrier from reselling international private leased circuits to provide switched services to or from a country unless certain conditions are met.

     Currently, Mexican carriers other than Telefonos de Mexico can engage in such resales under FCC rules, but the Mexican regulator has not permitted such resales. If Mexico approves such resales but the FCC continues to restrict Telefonos de Mexico from engaging in such resales, competitors of Telefonos de Mexico would be permitted to engage in low-cost termination of traffic between the United States and Mexico, but Telefonos de Mexico would be precluded from doing so. Recently, AT&T and Telefonos de Mexico agreed to an accounting rate of $.38 per minute, which falls within the FCC's prescribed benchmark for Mexico. Accordingly, it is possible that the FCC will soon permit such resales by Telefonos de Mexico on the U.S.-Mexico route, which would allow Telefonos de Mexico and its competitors to terminate traffic in Mexico and, through their U.S. correspondents, the United States once Mexico allows such resales.

                                   MANAGEMENT

OUR DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information as of the date of this prospectus concerning our directors and executive officers.

NAME                                     AGE   POSITION
----                                     ---   --------
Keith E. Bailey........................  57    Director
John C. Bumgarner, Jr. ................  57    Director and Senior Vice President, Strategic
                                               Investments
James R. Herbster......................  57    Director
Howard E. Janzen.......................  45    President, Chief Executive Officer and Director
Michael P. Johnson, Sr.................  52    Director
Steven J. Malcolm......................  51    Director
Jack D. McCarthy.......................  56    Director
Brian E. O'Neill.......................  64    Director
H. Brian Thompson......................  60    Director (upon completion of the equity offering)
Roy A. Wilkens.........................  56    Director (upon completion of the equity offering)
David P. Batow.........................  47    General Counsel
Mark A. Bender.........................  34    Vice President and Chief Information Officer
Delwin L. Bothof.......................  54    Senior Vice President, Domestic Strategic Investments
Matthew W. Bross.......................  38    Senior Vice President and Chief Technology Officer
Gerald L. Carson.......................  59    Senior Vice President, Human Resources
Kenneth R. Epps........................  43    Senior Vice President, Strategic Marketing
Lawrence C. Littlefield, Jr. ..........  61    Senior Vice President and Group Executive
Patti L. Schmigle......................  40    Senior Vice President, Solutions
Scott E. Schubert......................  46    Senior Vice President and Chief Financial Officer
Frank M. Semple........................  47    Senior Vice President, Network
William G. von Glahn...................  56    Senior Vice President, Law
S. Miller Williams.....................  48    Senior Vice President and Senior Managing Director of
                                                 International Strategic Investments

OUR DIRECTORS

     Our restated certificate of incorporation provides that the number of directors may be altered from time to time by a resolution adopted by our board of directors. However, the number of directors may not be less than three. Currently, we have eight directors on our board. Concurrently with the completion of the offerings, we intend to add two independent directors to our board of directors so that our board will consist of ten members. SBC will be entitled to designate a director for our board after the closing of the SBC investment so long as SBC retains more than a 5% equity interest in our common stock and has obtained and continues to provide long distance services in states within its traditional exchange service area.

     Our restated certificate of incorporation provides for a classified board of directors, consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual stockholders' meeting for election of directors following the most recent election of that class, except that the initial terms of the three classes expire in 2000, 2001 and 2002.

     The following individuals are our directors. Each director holds office until his successor is duly elected and qualified or until his resignation or removal, if earlier.

     Keith E. Bailey is the Chairman of the Board, President and Chief Executive Officer of Williams. Mr. Bailey has held various officer level positions with Williams and its subsidiaries since 1975 and has served as a director of Williams since 1988. Mr. Bailey has been a director of our company since 1994. Mr. Bailey's term as a director expires at the annual stockholders' meeting in 2002.

     John C. Bumgarner, Jr. is the Senior Vice President of Corporate Development and Planning of Williams and President of Williams International Company, a subsidiary of Williams. Mr. Bumgarner has held various officer level positions with Williams since 1977. Mr. Bumgarner has been a director of our company since 1997 and was named Senior Vice President, Strategic Investments of our company in May 1999. Mr. Bumgarner's term as a director expires at the annual stockholders' meeting in 2001.

     James R. Herbster is the Senior Vice President of Administration of Williams. Mr. Herbster has held various officer level positions with Williams since 1981. Mr. Herbster has been a director of our company since 1997. Mr. Herbster's term as a director expires at the annual stockholders' meeting in 2000.

     Howard E. Janzen has been a director and the President and Chief Executive Officer of our company since 1994. From April 1993 to December 1994, Mr. Janzen served as Senior Vice President and General Manager of Williams Gas Pipelines Central, Inc., an affiliate of Williams. Mr. Janzen has also held various other management and officer level positions with Williams since 1979. Mr. Janzen also serves on the board of directors of BOK Financial Corporation. Mr. Janzen's term as a director expires at the annual stockholders' meeting in 2002.

     Michael P. Johnson, Sr. is the Senior Vice President of Human Resources of Williams and has been since May 1, 1999. Prior to joining Williams in December 1998 as Vice President of Human Resources, Mr. Johnson was a vice president of human resources with Amoco Corporation, where he held various officer level positions since 1991. Mr. Johnson has been a director of our company since May 1, 1999. Mr. Johnson's term as a director expires at the annual shareholders' meeting in 2000.

     Steven J. Malcolm is the President and Chief Executive Officer of Williams Energy Services, a subsidiary of Williams. Mr. Malcolm has held various management and officer level positions with subsidiaries of Williams since 1984. Mr. Malcolm has been a director of our company since 1998. Mr. Malcolm's term as a director expires at the annual stockholders' meeting in 2001.

     Jack D. McCarthy is the Senior Vice President and Chief Financial Officer of Williams. Mr. McCarthy has held various officer level positions with Williams since 1986. Mr. McCarthy has been a director of our company since 1997. Mr. McCarthy's term as a director expires at the annual stockholders' meeting in 2001.

     Brian E. O'Neill is the President and Chief Executive Officer of each of the interstate natural gas pipeline companies owned by Williams. Mr. O'Neill has held various officer level positions with subsidiaries of Williams since 1988. Mr. O'Neill also serves on the board of directors of Daniel Industries, Inc. Mr. O'Neill has been a director of our company since 1997. Mr. O'Neill's term as a director expires at the annual stockholders' meeting in 2000.

     H. Brian Thompson will be appointed as an independent director of our board concurrently with the completion of the offerings. Mr. Thompson has been Chairman and Chief Executive Officer of Global TeleSystems Group, Inc. since March 1999. From January to March 1999, he served as non-executive chairman of Telecom Eireann, Ireland's incumbent telephone company. From June to December 1998, Mr. Thompson served as Vice Chairman of Qwest Communications International Inc. after its merger with LCI International. From 1991 to June 1998, Mr. Thompson served as Chairman and Chief Executive Officer of LCI International. Mr. Thompson also serves as a member of the board of directors of Bell Canada International Inc. and PageNet do Brazil, as co-chairman of the Global Information Infrastructure Commission, and as chairman of the Advisory Committee for Telecommunications for Ireland's Department of Public Enterprise. Mr. Thompson's term as a director will expire at the annual stockholders' meeting in 2001.

     Roy A. Wilkens will be appointed as an independent director and non-executive chairman of the board of our company concurrently with completion of the offerings. Mr. Wilkens is a member of the board of directors of UniDial Inc., Invensys Corporation Inc., Splitrock Services, Inc. and McLeod USA Incorporated. He is a former director of Qwest Communications and Paging Network Inc. He was President of Williams Pipeline Company, a subsidiary of Williams, when he founded WilTel, Inc., then a subsidiary of Williams, in 1985. He served as Chief Executive Officer of WilTel from 1985 to 1997. In 1995, LDDS Communications, which now operates under the name MCI WorldCom, acquired WilTel from Williams. In 1997, Mr. Wilkens retired from WorldCom as Vice Chairman. In 1992, President George Bush appointed Mr. Wilkens to the National Security Telecommunications Advisory Council. He has also served as chairman of both the Competitive Telecommunications Association and the National Telecommunications Network. Mr. Wilkens' term as a director of our company will expire at the annual stockholders' meeting in 2002.

BOARD COMPENSATION AND BENEFITS

     Messrs. Janzen and Bumgarner will not receive additional compensation for serving on our board of directors or committees of the board. Directors who are not our employees but who are employees of Williams will receive one time grants of ten-year options to purchase 50,000 shares of our common stock, or in the case of Mr. Bailey, 100,000 shares of our common stock, at an exercise price equal to the initial public offering of our common stock in the equity offering. These grants will vest five years from the grant date. These individuals will not receive additional compensation for serving on our board of directors or our committees.

     Independent directors elected who are in office at the time of completion of the equity offering will receive a one-time grant of options to purchase 10,000 shares of our common stock. Independent directors will also receive an annual retainer of $12,000, shares of our common stock equal in value to $40,000 and an annual grant of ten-year, fully exercisable options to purchase 8,000 shares of our common stock for so long as they are directors of our company. The exercise price per share for these options will be set at the market price of our common stock on the date of grant, which in the case of the independent directors elected at the time of completion of the offerings will be deemed to be the initial public offering price. Non-employee directors will also receive a committee retainer of $4,000 for each committee assignment held and an additional fee for attending board and committee meetings of $1,000 and $500, respectively. Chairpersons of the audit/affiliated transactions and compensation committees will be paid an additional annual fee of $2,500.

     We expect that directors may elect to receive all or part of their cash fees in the form of common stock or deferred stock. Individuals may defer stock to any subsequent year or until that individual ceases to be a director. We will pay dividend equivalents on deferred shares to the extent that dividends are declared and paid on our common stock, and directors may elect to receive the dividend equivalents in cash or in additional deferred shares.

     We will reimburse all directors for reasonable out-of-pocket expenses incurred in attending meetings of the board or any committee or otherwise because of service as a director.

COMMITTEES OF THE BOARD

     To date, our board has not had either an audit/affiliated transactions committee or a compensation committee. The Williams compensation committee determines the compensation for senior Williams officers and the presidents of Williams' operating subsidiaries. Messrs. Janzen, Bumgarner and von Glahn are the only named executive officers that fall into this category. The compensation of the other named executive officers for 1998 was determined by Mr. Janzen and Gerald Carson, our Senior Vice President for Human Resources, with input from Williams' human resources department and was based upon compensation survey information relevant to companies of similar size in the communications industry.

     Prior to the completion of the offerings, our board will establish an audit/affiliated transactions committee and a compensation committee. Each committee will be comprised solely of independent directors.

AUDIT/AFFILIATED TRANSACTIONS COMMITTEE RESPONSIBILITIES

     Our audit/affiliated transactions committee will:

- recommend to the board the selection, retention or termination of our independent auditors
- approve the level of non-audit services provided by the independent auditors
- review the scope and results of the work of our internal auditors
- review the scope and approve the estimated cost of the annual audit
- review the annual financial statements and the results of the audit with management and the independent auditors
- review with management and the independent auditors the adequacy of our internal accounting controls
- review with management and the independent auditors the significant recommendations made by the auditors with respect to changes in accounting procedures and internal accounting controls
- review and approve any transaction between us and Williams, or any entity in which Williams has a 20% or greater ownership interest, where the transaction is other than in the ordinary course of business and has a value of more than $10 million
- report to the board on its review and make such recommendations as it deems appropriate

COMPENSATION COMMITTEE RESPONSIBILITIES

     Our compensation committee will:

- administer our stock plans and related programs
- approve, or refer to the board of directors for approval, changes in these plans and the compensation programs to which they relate
- review and approve the compensation and development of our senior executives

OUR EXECUTIVE OFFICERS

     In addition to Mr. Janzen and Mr. Bumgarner, the following persons are our executive officers:

     David P. Batow has been the general counsel of our company since 1996. Prior to that time, he served as general counsel to Williams Gas Pipelines Central, Inc., an affiliate of Williams, from 1993 to 1996. Mr. Batow joined Williams in 1987.

     Mark A. Bender has been Vice President and Chief Information Officer of our company since March 1999. He has held various positions with other affiliates of Williams since November 1993.

     Delwin L. Bothof has been Senior Vice President, Domestic Strategic Investments since May 1999 and was Senior Vice President, Applications of our company since 1997. Mr. Bothof served as President of Vyvx, Inc., now known as Williams Communications, Inc., from 1989 to 1997.

     Matthew W. Bross has been Senior Vice President and Chief Technology Officer of our company since May 1999 and was Vice President and Chief Technology Officer of our company from 1998 to 1999. He joined our company in 1997 when our company acquired Critical Technologies, Inc., a company he founded in 1991, that focused on large-scale, global telecommunications infrastructures with an emphasis on the Internet. Mr. Bross served as Chief Executive Officer of Critical Technologies from 1991 until its acquisition by our company and has more than 20 years of experience in the telecommunications industry.

     Gerald L. Carson has been Senior Vice President, Human Resources of our company since May 1999 and Vice President Human Resources of our company from 1997 to 1999. Prior to that time, Mr. Carson held various management and human resources positions with Williams since 1985.

     Kenneth R. Epps has been Senior Vice President, Strategic Marketing of our company since February 1999. Before joining Williams in February 1999, Mr. Epps served as a vice president of Emerald Solutions, Inc., a start-up information technology firm, from 1998 to 1999. Prior to that he was with AT&T for 13 years.

     Lawrence C. Littlefield, Jr. Effective June 7, 1999, Mr. Littlefield became Senior Vice President and Group Executive of our company. Since 1997, Mr. Littlefield had been Senior Vice President and Chief Financial Officer of our company. Prior to that, Mr. Littlefield served as Senior Vice President, Marketing, Strategic Sales and Operations and as Vice President, Finance and Administration for a predecessor of Solutions. From 1990 to 1995, he served as Vice President, Finance and Administration and Chief Financial Officer of Williams Telecommunications Group, Inc., which was then an affiliate of Williams.

     Patti L. Schmigle has been Senior Vice President of our company since 1997 and has been Senior Vice President, Solutions since June 30, 1999. Ms. Schmigle has held various management and officer level positions with Williams since 1980, including Vice President of Performance Management of Williams from June 1996 to November 1997, Vice President of Operations and Engineering of Williams Gas Pipeline Central, Inc., an affiliate of Williams, from 1995 to June 1996, and Director of Engineering of Williams Pipe Line Company, also an affiliate of Williams, from 1994 to 1995.

     Scott E. Schubert became Senior Vice President and Chief Financial Officer of our company on June 7, 1999. Before joining our company, Mr. Schubert was vice president of global accounting services and finance of BP Amoco. He had 23 years of experience with Amoco, including the past six years as an officer of Amoco prior to its merger with British Petroleum.

     Frank M. Semple has been Senior Vice President, Network of our company since 1997. From 1995 to 1997, Mr. Semple served as Senior Vice President and General Manager of Williams Gas Pipelines Central, Inc., an affiliate of Williams. From 1994 to 1995, Mr. Semple served as Vice President of Operations and Marketing for Northwest Pipeline Corporation, also an affiliate of Williams. Mr. Semple has held various management and officer level positions with Williams since 1979.

     William G. von Glahn has been Senior Vice President, Law of our company since March 1999. Mr. von Glahn has been the general counsel of Williams since 1996. Mr. von Glahn joined Williams in 1984 as associate general counsel.

     S. Miller Williams has been Senior Vice President and Senior Managing Director of International Strategic Investments since May 1999 and was Senior Vice President, Corporate Development of our company since 1996. From 1992 through 1996, Mr. Williams held various officer level positions with predecessors of our company and WilTel, Inc.

STOCK OWNERSHIP OF OUR DIRECTORS AND EXECUTIVE OFFICERS

     All of our capital stock is currently owned by Williams and therefore none of our executive officers or directors own any of our capital stock. All of our executive officers and directors will be granted options to purchase shares of our common stock at the time of completion of the equity offering. In addition, those individuals who were granted deferred shares or options under the Williams Communications stock plan will have the right to receive deferred shares or options to purchase our common stock in cancellation of deferred Williams shares or options to purchase Williams common stock held by them. Mr. Janzen will have the right to receive deferred shares in exchange for deferred shares of Williams common stock held by him. Messrs. Bumgarner, Littlefield and Schubert will receive grants of deferred shares at the time of completion of the equity offering. In addition, some or all of our executive officers and directors may purchase shares of our common stock in the equity offering from the shares reserved for employees and directors of our company and Williams. For more information, see "New stock-based and incentive plans of our company" below and "Principal Stockholders -- Ownership of our common stock and Class B common stock." At the time of completion of the equity offering, no director or executive officer will own or have options to purchase in excess of 1% of our common stock.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by our company to our chief executive officer and four other most highly compensated executive officers during the three years ending December 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                                              LONG-TERM COMPENSATION
                                                             -------------------------
                                       ANNUAL COMPENSATION    RESTRICTED    SECURITIES
                                       -------------------      STOCK       UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION             SALARY     BONUS     AWARDS(1)(2)   OPTIONS(3)   COMPENSATION(4)
---------------------------            --------   --------   ------------   ----------   ---------------
Howard E. Janzen..............  1998   $400,000   $126,000    $2,574,000(5)   30,000         $12,050
President, Chief Executive      1997    300,000    105,000        45,000      60,000          10,131
Officer and Director            1996    250,000    108,282        46,406      60,002           9,496
Delwin L. Bothof..............  1998   $210,000   $ 46,857    $  650,082      15,000         $12,800
Senior Vice President,          1997    184,000     55,956        26,530(6)   30,000          10,131
Domestic Strategic              1996    176,200     55,096        23,613      45,000           9,496
Investments
Lawrence C. Littlefield,
  Jr..........................  1998   $190,000   $ 42,394    $  207,169      15,000         $12,800
Senior Vice President and       1997    175,000     53,219        22,808      30,000          10,131
Group Executive                 1996    165,000     24,948       306,943(7)   81,000           9,496
Garry K. McGuire..............  1998   $290,000   $ 30,441    $  643,046      15,000         $ 9,600
Senior Vice President,          1997    160,000(8)  105,308      318,695(9)   50,000               0
Solutions (until June 30,
1999)
Frank M. Semple...............  1998   $240,000   $ 91,350    $  669,150      15,000         $12,800
Senior Vice President,          1997    210,717     95,404        40,888      50,000          10,131
Network                         1996    196,820     82,664        35,428      45,000           9,496

-------------------------

(1) Amounts reported in this column include the dollar value as of the date of grant of Williams deferred stock awards under the terms of The Williams Companies, Inc. 1996 stock plan and The Williams Companies, Inc. stock plan for nonofficer employees. Amounts represent the value of awards granted pursuant to the executive incentive compensation program. Valuation of the awards is based on the 52-week average stock price for the award year as follows: Mr. Janzen -- for 1998, 1,769 shares valued at $54,000, for 1997, 1,963 shares valued at $45,000 and for 1996, 2,776 shares valued at $46,406; Mr. Bothof -- for 1998, 658 shares valued at $20,082, for 1997, 1,047 shares valued at $23,981 and for 1996, 1,414 shares valued at $23,613; Mr. Littlefield -- for 1998, 596 shares valued at $18,169, for 1997, 995 shares valued at $22,808 and for 1996, 640 shares valued at $10,693; Mr.
    McGuire -- for 1998, 428 shares valued at $13,046, for 1997, 1,970 shares valued at $45,132 and for 1996, no shares; and Mr. Semple -- for 1998, 1,283 shares valued at $39,150, for 1997, 1,784 shares valued at $40,888 and for 1996, 2,120 shares valued at $35,428. Receipt of deferred stock under the executive incentive compensation program is approximately three years after the date of grant. Dividend equivalents are paid on deferred stock at the same time and at the same rate as dividends paid to stockholders generally.

(2) Amounts reported in this column include the dollar value as of the date of grant of Williams deferred stock under the terms of the Williams Communications stock plan. Amounts represent the value of stock awards granted on May 21, 1998 as follows: Mr. Bothof, 20,000 shares valued at $630,000, Mr. Littlefield, 6,000 shares valued at $189,000, Mr. McGuire, 20,000 shares valued at $630,000, and Mr. Semple, 20,000 shares valued at $630,000. Receipt of deferred stock under the Williams Communications Stock Plan is approximately five years after the date of grant. Dividend equivalents are paid on deferred stock at the same time and at the same rate as dividends paid to stockholders generally. Each individual will have the right to receive deferred shares of our common stock in exchange for deferred shares of Williams common stock as described in "-- New stock-based and incentive plans of our company -- Treatment of specified Williams stock awards" below.

(3) Adjusted to reflect stock splits.

(4) Amounts reported in this column represent the value of contributions made by Williams to defined contribution pension plans, on behalf of each of our executive officers named in the table.

(5) This amount includes a Williams deferred stock award of 80,000 shares granted for retention purposes on May 21, 1998 under The Williams Companies, Inc. 1996 stock plan. Twenty-five percent of the shares will vest at the time of the completion of the equity offering. Of the remaining shares, 20,000 will vest five years after the date of the grant and 40,000 will vest ten years after the date of the grant. The value of the award at the time of grant was $2,520,000. Dividend equivalents are paid on deferred stock at the same time and at the same rate as dividends paid to stockholders generally. Mr. Janzen will have the right to receive deferred shares of our common stock in exchange for deferred shares of Williams common stock as described in "-- New stock-based and incentive plans of our company -- Treatment of specified Williams stock awards" below.

(6) Amounts include the dollar value as of the date of grant of 138 shares of Williams deferred stock awards under the terms of The Williams Companies, Inc. stock plan for nonofficer employees. The value of the award at the date of grant was $2,549.

(7) Amounts include the dollar value as of the date of grant of 18,000 shares of Williams deferred stock awards under the terms of The Williams Companies, Inc. stock plan for nonofficer employees. The value of the award at the date of grant was $296,250.

(8) This amount includes $60,000 paid by Nortel and reimbursed by our company.

(9) Amounts include the dollar value as of the date of grant of 12,000 shares of Williams deferred stock awards under the terms of The Williams Companies, Inc. stock plan for nonofficer employees. The value of the award at the date of grant was $273,563.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information regarding grants of stock options made to the named executive officers during the 1998 fiscal year. All grants relate to Williams common stock.

                   WILLIAMS OPTION GRANTS IN LAST FISCAL YEAR

                                                       INDIVIDUAL GRANTS(1)
                        ----------------------------------------------------------------------------------
                           NUMBER OF        % OF TOTAL
                          SECURITIES      OPTIONS GRANTED
                          UNDERLYING       TO EMPLOYEES     EXERCISE PRICE   EXPIRATION      GRANT DATE
NAME                    OPTIONS GRANTED   IN FISCAL YEAR     (PER SHARE)        DATE      PRESENT VALUE(2)
----                    ---------------   ---------------   --------------   ----------   ----------------
Howard E. Janzen......      10,000             0.20%           $31.5625       03/30/08        $107,600
                            10,000             0.20            $34.3750       07/25/08         117,300
                            10,000             0.20            $30.0000       11/19/08         103,900
                            ------             ----                                           --------
                            30,000             0.60%                                          $328,800
Delwin L. Bothof......       5,000             0.10%           $31.5625       03/30/08        $ 53,800
                             5,000             0.10            $34.3750       07/25/08          58,650
                             5,000             0.10            $30.0000       11/19/08          51,950
                            ------             ----                                           --------
                            15,000             0.30%                                          $164,400
Lawrence C.
  Littlefield, Jr.....       5,000             0.10%           $31.5625       03/30/08        $ 53,800
                             5,000             0.10            $34.3750       07/25/08          58,650
                             5,000             0.10            $30.0000       11/19/08          51,950
                            ------             ----                                           --------
                            15,000             0.30%                                          $164,400
Garry K. McGuire......       5,000             0.10%           $31.5625       03/30/08        $ 53,800
                             5,000             0.10            $34.3750       07/25/08          58,650
                             5,000             0.10            $30.0000       11/19/08          51,950
                            ------             ----                                           --------
                            15,000             0.30%                                          $164,400
Frank M. Semple.......       5,000             0.10%           $31.5625       03/30/08        $ 53,800
                             5,000             0.10            $34.3750       07/25/08          58,650
                             5,000             0.10            $30.0000       11/19/08          51,950
                            ------             ----                                           --------
                            15,000             0.30%                                          $164,400

-------------------------

(1) Options granted in 1998 vested pursuant to an accelerated vesting provision that accelerates vesting if the average price of Williams common stock reaches and maintains a specified target price for five out of ten consecutive business days. Williams granted these options under The Williams Companies, Inc. 1996 stock plan and The Williams Companies, Inc. stock plan for nonofficer employees.

(2) The grant date present value is determined using the Black-Scholes option pricing model and is based on assumptions about future stock price volatility and dividend yield. The model does not take into account that the stock options are subject to vesting restrictions and that executives cannot sell their options. The calculations assume an expected volatility of 25% "weighted-average," a risk-free rate of return of 5.3% "weighted-average," a dividend yield of 2% and an exercise date at the end of the contractual term in 2008. The actual value, if any, that may be realized by an executive will depend on the market price of Williams common stock on the date of exercise. The dollar amounts shown are not intended to forecast possible future appreciation in Williams stock price.

WILLIAMS OPTION EXERCISES IN 1998

     The following table provides certain information on stock option exercises with respect to Williams common stock by our executive officers named in the table above during our fiscal year ended December 31, 1998.

            AGGREGATED WILLIAMS OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                          SHARES                     UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                         ACQUIRED                  OPTIONS AT FISCAL YEAR-END        FISCAL YEAR-END(1)
                            ON          VALUE      ---------------------------   ---------------------------
NAME                     EXERCISE      REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                    -----------   ----------   -----------   -------------   -----------   -------------
Howard E. Janzen......    52,194      $1,160,176     214,812        30,000       $3,214,637       $11,875
Delwin L. Bothof......    76,000      $  789,563      30,000        15,000       $  205,000       $ 5,938
Lawrence C.
  Littlefield, Jr.....    25,000      $  415,625      86,000        15,000       $1,019,500       $ 5,938
Garry K. McGuire......        --      $       --      50,000        15,000       $  390,625       $ 5,938
Frank M. Semple.......    92,810      $1,278,281     140,000        15,000       $1,904,375       $ 5,938

-------------------------

(1) Based on the closing price of $31.1875 per share of Williams common stock at December 31, 1998, less the exercise price. The values shown reflect the value of options accumulated over periods of up to ten years. The values reflected in the table had not been realized at that date and may not be realized. In the event the options are exercised, their value will depend upon the value of Williams common stock on the date of exercise.

     Williams has extended to each of our directors and to some of our executive officers loans in order to enable them to exercise stock options to purchase Williams common stock. As of August 24, 1999, loans aggregating approximately $32.3 million were outstanding to these directors and executive officers.

PENSION PLANS

     At the time of the offerings, we will make available the same pension plans in which eligible employees were participating immediately prior to the offerings. Mr. Janzen, Mr. Bothof, Mr. Littlefield and Mr. Semple will continue to participate in the Williams pension plan. Mr. McGuire will continue to participate in the Solutions LLC pension plan.

WILLIAMS PENSION PLAN

     The Williams pension plan is a non-contributory, tax-qualified cash balance pension plan subject to the Employee Retirement Income Security Act of 1974. The plan generally includes all of our salaried employees who are employed outside of Solutions LLC and who have completed one year of service. Except as noted below, our executive officers participate in the plan on the same terms as other full-time employees.

     Effective April 1, 1998, Williams converted the plan from a final average pay plan to a cash balance pension plan. Each participant's accrued benefit as of that date was converted to a beginning account balance. Account balances are credited with an annual employer contribution and quarterly interest allocations. Each year an employer contribution equal to a percentage of eligible compensation is allocated to each employee's pension account. This percentage is based upon each employee's age according to the following table:

                                   PERCENTAGE OF ELIGIBLE PAY
               PERCENTAGE OF ALL    GREATER THAN THE SOCIAL
AGE              ELIGIBLE PAY          SECURITY WAGE BASE
---            -----------------   --------------------------
Less than 30         4.5%                      1%
30-39                  6%                      2%
40-49                  8%                      3%
50+                   10%                      5%

     For employees, including the executive officers who participate in the plan, who were active employees and plan participants on March 31, 1998 and April 1, 1998, the percentage of all eligible pay is increased by an amount equal to the product of 0.3% multiplied by the participant's total years of service prior to March 31, 1998. Interest is credited to account balances quarterly at a rate determined annually in accordance with the terms of the plan. The normal retirement benefit is a monthly annuity based on an individual's account balance as of benefit commencement. The plan defines eligible compensation to include salary and bonuses. Normal retirement age is
65. Early retirement may begin as early as age 55. At retirement, employees are entitled to receive a single-life annuity or one of several optional forms of payment having an equivalent actuarial value to the single-life annuity.

     Participants who were age 50 or older as of March 31, 1998, were grandfathered under a transitional provision that gives them the greater of the benefit payable under the cash balance formula or the final average pay formula based on all years of service and compensation. Mr. Bothof and Mr. Littlefield are covered under this grandfather provision.

     The Internal Revenue Code of 1986, as amended, currently limits the pension benefits that can be paid from a tax-qualified pension plan to highly compensated individuals. These limits prevent such individuals from receiving the full pension benefit based on the same formula as is applicable to other employees. As a result, Williams has adopted an unfunded supplemental retirement plan to provide a supplemental retirement benefit equal to the amount of such reduction to every employee whose benefit payable under the plan is reduced because of these limitations, including the executive officers who participate in this plan.

     Total estimated annual benefits payable at normal retirement age under the cash balance formula from both the tax qualified and the supplemental retirement plans are as follows:

Howard E. Janzen............................................  $504,840
Delwin L. Bothof............................................    92,319
Lawrence C. Littlefield, Jr.................................    44,394
Frank M. Semple.............................................   259,410

     The following table illustrates projected annual retirement benefits for employees grandfathered under the final average pay formula, payable as a single life annuity amount from both the tax-qualified and the supplemental retirement plans based on various levels of final average annual compensation and years of service. The benefits are not subject to deduction for any offset amounts.

                          WILLIAMS PENSION PLAN TABLE

                                      YEARS OF SERVICE
               ---------------------------------------------------------------
REMUNERATION      10         15         20         25         30         35
------------   --------   --------   --------   --------   --------   --------
 $  125,000    $ 20,966   $ 31,448   $ 41,931   $ 52,414   $ 62,897   $ 73,379
 $  175,000    $ 30,216   $ 45,323   $ 60,431   $ 75,539   $ 90,647   $105,754
 $  200,000    $ 34,840   $ 52,260   $ 69,680   $ 87,100   $104,520   $121,940
 $  250,000    $ 44,090   $ 66,135   $ 88,180   $110,225   $132,270   $154,315
 $  300,000    $ 53,340   $ 80,010   $106,681   $133,351   $160,022   $186,692
 $  400,000    $ 72,681   $109,022   $145,363   $181,703   $218,044   $254,385
 $  450,000    $ 81,090   $121,636   $162,181   $202,726   $243,272   $289,244
 $  500,000    $ 90,340   $135,510   $180,680   $225,850   $271,020   $316,190

     The estimated annual benefits payable at normal retirement age from both the tax-qualified and the supplemental retirement plans as of December 31, 1998 would be based on average compensation of $267,705 for Mr. Bothof with 8 years of credited service and $218,657 for Mr. Littlefield with 9 years of credited service.

SOLUTIONS LLC PENSION PLAN

     The Solutions LLC pension plan is a non-contributory, tax-qualified defined benefit plan subject to ERISA. The plan generally includes all of our salaried employees who work for Solutions LLC and who have completed one year of service. Except as noted below, executive officers participate in the plan on the same terms as other full-time employees.

     The normal retirement benefit is a monthly annuity determined by averaging compensation during the four calendar years of employment with the highest compensation within the ten calendar years preceding retirement. Compensation includes salary and bonuses. Normal retirement age is 65. Early retirement may be taken with reduced benefits beginning as early as age 55. At retirement, employees are entitled to receive a single-life annuity or one of several optional forms of settlement having an equivalent actuarial value to the single-life annuity.

     The Internal Revenue Code currently limits the pension benefits that can be paid from a tax-qualified defined benefit plan to highly compensated individuals. These limits prevent such individuals from receiving the full pension benefit based on the same formula as is applicable to other employees. As a result, we have adopted an unfunded supplemental retirement plan to provide a supplemental retirement benefit equal to the amount of such reduction to every employee whose benefit payable under the plan is reduced by these limitations, including the executive officers who participate in the plan.

     The following table illustrates projected annual retirement benefits payable as a single life annuity amount under both the tax-qualified and the supplemental retirement plans based on various levels of final average annual compensation and years of service. The benefits are not subject to deduction for any offset amounts.

                        SOLUTIONS LLC PENSION PLAN TABLE

                               YEARS OF SERVICE
              --------------------------------------------------
REMUNERATION    15        20         25         30         35
------------  -------   -------   --------   --------   --------
$ 125,000     $17,340   $23,120   $ 28,900   $ 34,680   $ 40,460
$ 175,000     $25,012   $33,350   $ 41,687   $ 50,025   $ 58,362
$ 200,000     $28,849   $38,465   $ 48,081   $ 57,697   $ 67,313
$ 250,000     $36,521   $48,695   $ 60,869   $ 73,042   $ 85,216
$ 300,000     $44,194   $58,925   $ 73,042   $ 88,387   $103,118
$ 400,000     $59,539   $79,385   $ 99,231   $119,077   $138,923
$ 450,000     $67,211   $89,615   $112,019   $134,422   $156,826
$ 500,000     $74,884   $99,845   $124,806   $149,767   $174,728

     The estimated annual benefits payable from both the tax-qualified and the supplemental retirement plans as of December 31, 1998 would be based on average compensation of $267,239 for Mr. McGuire with 16 years of credited service.

WILLIAMS' PLANS

     Prior to the offerings, stock options and deferred stock awards relating to Williams common stock were made to our employees under The Williams Companies, Inc. 1996 stock plan, The Williams Companies, Inc. stock plan for nonofficer employees and the Williams Communications stock plan. These plans permit the compensation committee of Williams' board of directors to grant different types of stock-based awards, including deferred stock awards. They also provide for stock option awards giving employees the right to purchase common stock over a ten-year period at the market value per share of Williams common stock, as defined by the plan, as of the date the option is granted. Stock options granted under The Williams Companies, Inc. 1996 stock plan and The Williams Companies, Inc. stock plan for nonofficer employees are subject to three-year vesting from January 20 of the year the options are granted. Both plans provide for accelerated vesting if the average price of Williams common stock reaches and maintains a specified target price for five out of ten consecutive business days. Options granted under the Williams Communications stock plan are generally subject to five-year vesting, but provide for accelerated vesting based on the attainment of various performance targets.

     The compensation committee's objective with respect to stock option awards is to provide a long-term component to overall compensation which aligns the interests of executives with the interests of stockholders through stock ownership. Compensation opportunities in the form of stock options serve this purpose. The compensation committee has established stock option award targets for each level of management participating in the stock option program. The target levels for annual stock option grants have been established based on competitive market practices and range from 50,000 shares for the chairman, president and chief executive officer of Williams to 1,500 shares for manager-level employees. In making decisions on stock option awards, the compensation committee has available to it information on previous stock option awards granted under the plans. Stock option awards are not tied to preestablished performance targets.

     The Williams stock plans also provide for awards of deferred stock which the employee cannot otherwise dispose of prior to vesting. Williams' annual incentive program requires that 30% of an executive's award be deferred in Williams common stock. Deferred stock is normally forfeited if the executive terminates employment for any reason other than retirement, disability or death prior to the end of the deferral period. Executive officers also have the option to defer all or a portion of the cash award. Participants who elect to defer all or a portion of the cash award may elect to defer for up to five years from the award date. Deferred stock cannot be sold or otherwise disposed of until the applicable deferral period lapses. Dividend equivalents are paid on deferred stock. The value of the deferred award is at risk during the deferral period since the value is tied to the stock price. The compensation committee also uses deferred stock awards to provide, on a selective basis, a vehicle for tying an element of compensation to the employee's willingness to remain with Williams in a way that aligns the employee's interests with those of the other stockholders.

NEW CHANGE IN CONTROL SEVERANCE PLAN OF OUR COMPANY

     We have established a change in control severance plan which covers our executives, including the executive officers named in the summary compensation table. The plan provides severance benefits if, within two years following a change in control of Williams or our company, a participant's employment is terminated either involuntarily, other than for cause, death, disability or the sale of a business, or voluntarily for good reason. The severance benefit is a lump sum payment equal to 100% of the participant's annual base salary, plus 100% of the participant's monthly base salary for each completed year of service, subject to a maximum severance benefit equal to 200% of the participant's annual base salary.

     If necessary, a participant is entitled to receive a corresponding gross-up payment sufficient to compensate for the amount of any excise tax imposed by
Section 4999 of the Internal Revenue Code and for any taxes imposed on the additional payment. Amounts payable under the plan are in lieu of any payments which may otherwise be payable under any other severance plan or program.

NEW STOCK-BASED AND INCENTIVE PLANS OF OUR COMPANY

     Prior to the completion of the equity offering, we expect to adopt stock plans which will authorize the grant of different types of stock-based awards to our employees. The total number of shares of our common stock to be authorized for issuance under these plans is expected to be approximately 36,000,000.

     The terms of the plans will be substantially similar to those of the Williams stock plans described above, except that stock option grants will generally be subject to a three-year graded (one-third per year) vesting requirement, and will not provide for performance-based accelerated vesting. The plans will be administered by our compensation committee. Award agreements with respect to awards granted under the plans to our employees are expected to provide that in the event of certain terminations of a participant's employment following a change in control of Williams, or of our company, awards will become fully vested and exercisable and generally remain exercisable for a period of 18 months. Award agreements with respect to awards granted under the plan to Williams' independent directors, Williams' executive officers and certain other Williams employees are expected to provide that in the event of a change in control of our company awards will become fully vested and exercisable and generally remain exercisable for a period of 18 months.

STOCK OPTION AND DEFERRED SHARE GRANTS

     As of the completion of the equity offering, we intend to make stock option grants under a new stock plan to employees. These awards and subsequent awards under the plan will be made to selected employees and will be targeted to be competitive with equity-based awards of similar companies in our industry. The initial options will have an exercise price equal to the initial public offering price, the other options will have an exercise price equal to the market price of the common stock on the date of grant and all of these options will be subject to three-year graded vesting, which means that these options will vest in three equal installments over three years. The total number of shares covered by the initial awards is expected to be approximately 2,800,000.

     We intend to make one-time stock option grants to our independent directors, executive officers and other key employees as of the completion of the equity offering. These options will have an exercise price equal to the initial public offering price and, except for grants to independent directors that will vest upon grant, be subject to five-year cliff vesting, which means that all of these options will vest after five years. The total number of shares covered by these one-time grants is expected to be approximately 2,700,000.

     We also intend to make one-time stock option grants to Williams' independent directors, Williams' executive officers and certain other Williams employees. These options will have an exercise price equal to the initial public offering price and, except for grants to independent directors that will vest upon grant, be subject to five-year cliff vesting. The total number of shares covered by these grants is expected to be approximately 770,000.

     We also intend to make a one-time option grant to purchase shares of our common stock to each of our regular employees who are not eligible to receive annual grants under our stock plans. These options will have an exercise price equal to the initial public offering price and be subject to three-year cliff vesting. The total number of shares covered by these grants is expected to be approximately 900,000.

     Effective as of the completion of the equity offering, Mr. Littlefield will receive an additional grant of 9,200 deferred shares, Mr. Schubert will receive a grant of deferred shares with a value of $500,000 based on the initial public offering price and Mr. Bumgarner will receive a grant of deferred shares with a value of $333,333 based on the initial public offering price.

TREATMENT OF SPECIFIED WILLIAMS STOCK AWARDS

     Prior to the closing of the equity offering, individuals who are actively employed by us or Williams and who hold deferred shares of Williams common stock or options to purchase shares of Williams common stock granted under the Williams Communications stock plan will have the right to surrender for cancellation each deferred Williams share or Williams option, whether or not vested or exercisable, and, upon cancellation, we will issue or grant to these individuals a deferred share or stock option in our company. Mr. Janzen will also have the right to receive deferred shares in exchange for Williams deferred shares held by him under The Williams Companies, Inc. 1996 stock plan. Except for one-fourth of the shares issued in exchange which will vest at the closing of the equity offering, all of these deferred shares or options will have the same deferral, vesting and exercisability features as the deferred Williams share or Williams option cancelled. The number of deferred shares that we issue or the number of shares subject to each of the stock options that we grant and the exercise price per share of our stock options will be determined in a manner that will reflect the relative value between the Williams common stock and our common stock giving the participant approximately equal value before and after the exchange.

     As of the date of this prospectus, there are outstanding under the Williams Communications stock plan approximately 175,000 deferred Williams shares and approximately 440,000 Williams shares issuable under existing options which are eligible to be exchanged for deferred shares or options to purchase our common stock. Mr. Janzen holds 80,000 deferred shares under The Williams Companies, Inc. 1996 stock plan. If all of the eligible employees were to exercise their rights to exchange existing Williams awards for deferred shares or options to purchase our common stock, we would issue approximately 417,000 deferred shares and we would grant options to purchase approximately 720,000 shares of our common stock.

DIRECTED STOCK PROGRAM

     We intend to provide all regular domestic Williams employees, all of our regular domestic employees, the independent directors of both companies and selected suppliers and customers of our company with the opportunity to purchase shares of our common stock. Employees who participate in certain 401(k) plans will have the option to execute this purchase through the 401(k) plan. Up to 7.0% of the common stock constituting the equity offering will be available for purchase under this program, with no more than 0.7% of the common stock constituting the equity offering to be available for purchase under this program by independent directors of our company and Williams or our suppliers and customers. See the section of this prospectus entitled "Underwriting" for more information.

                             PRINCIPAL STOCKHOLDERS

OWNERSHIP OF OUR COMMON STOCK AND CLASS B COMMON STOCK

     Prior to the equity offering, Williams owned 100% of our capital stock. In the equity offering, we will be selling 29,600,000 shares, or 6.5%, of common stock, and in the concurrent investments we will be selling 33,440,959 shares, or 7.3%, of common stock, excluding up to 739,472 additional shares that SBC may elect to purchase. Following the equity offering and the concurrent investments, Williams will own 100% of our outstanding Class B common stock.

     In connection with the offerings, we will grant directors and executive officers options to purchase common stock and will grant some of the executive officers deferred shares of our common stock. See the section of this prospectus entitled "Management" for more information.

     The following table first sets forth the expected ownership of class B common stock by Williams, which is expected to be the only beneficial owner of at least 5% of our common stock upon completion of the equity offering and the concurrent investments. The table also sets forth the expected ownership by our directors and executive officers of our common stock, or of options to purchase our common stock as of the completion of the equity offering, based on the assumption that all directors and executive officers elect to fully exchange current Williams deferred share and option awards for our deferred share and option awards to the extent that they are eligible to do so, but excluding shares that executive officers and directors may purchase under the directed stock program or in the equity offering. It is expected that Roy A. Wilkens, who will be appointed a director of the company upon completion of the equity offering, will purchase up to 300,000 shares of our common stock in the equity offering and that Scott E. Schubert and Matthew W. Bross, officers of the company, will purchase 20,000 shares and 10,000 shares, respectively. For those individuals who hold deferred shares or options to purchase Williams common stock that are eligible to be exchanged for deferred shares or options to purchase our common stock, and for stock options denominated as dollar amount awards, the number of shares indicated below have been determined based on the initial offering price of $23.00 per share and a price per share of Williams common stock of $37.625 on September 30, 1999. Other than for Messrs. Thompson and Wilkens, a significant percentage of the options to purchase common stock indicated for each individual will not be exercisable at the time of, or within 60 days following, the completion of the equity offering. Subject to applicable community property laws, these persons have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. The address for Williams is The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172 and for the other stockholders is c/o Williams Communications Group, Inc., One Williams Center, Tulsa, Oklahoma 74172. The percent of class after the equity offering has been calculated with our common stock and Class B common stock treated as the share class and without giving effect to the issuance of any shares of our common stock upon exercise of the underwriters' over-allotment option.

                                                                                       PERCENT OF CLASS
                                       SHARES OF      SHARES                   ---------------------------------
                                        COMMON      UNDERLYING                  PRIOR TO THE        AFTER THE
STOCKHOLDER                           STOCK OWNED    OPTIONS        TOTAL      EQUITY OFFERING   EQUITY OFFERING
-----------                           -----------   ----------   -----------   ---------------   ---------------
The Williams Companies, Inc. .......  395,434,965          --    395,434,965         100%             86.0%
SBC Communications, Inc.............      (1)              --        (1)              --               (1)
Intel Corporation...................    9,225,092          --      9,225,092          --               2.0
Telefonos de Mexico, S.A. de C.V....      (1)              --        (1)              --               (1)
Keith E. Bailey.....................           --     100,000        100,000          --                *
John C. Bumgarner, Jr. .............       15,152      50,000         65,152          --                *
James R. Herbster...................           --      50,000         50,000          --                *
Howard E. Janzen....................      130,880     300,000        430,880          --                *
Michael P. Johnson, Sr. ............           --      50,000         50,000          --                *
Steven J. Malcolm...................           --      50,000         50,000          --                *
Jack D. McCarthy....................           --      50,000         50,000          --                *
Brian E. O'Neill....................           --      50,000         50,000          --                *
H. Brian Thompson...................           --      14,000         14,000          --                *
Roy A. Wilkens......................           --      14,000         14,000          --                *
Delwin L. Bothof....................       32,720      70,000        102,720          --                *
Lawrence C. Littlefield, Jr. .......       19,016      70,000         89,016          --                *
Frank M. Semple.....................       32,270     100,000        132,720          --                *
All directors and executive officers
  as a group (22 persons)...........      335,016   1,579,610      1,914,626          --                *

---------------

 *  Less than 1%.

(1) If SBC's initial investment is $425 million and Telefonos de Mexico's investment is $100 million, SBC would receive 19,603,321 shares, or 4.3% of the total shares outstanding, and Telefonos de Mexico would receive 4,612,546 shares, or 1.0% of the total shares outstanding. If SBC's initial investment is $500 million and Telefonos de Mexico's investment is $25 million, SBC would receive 23,062,731 shares, or 5.0% of the total shares outstanding, and Telefonos de Mexico would receive 1,153,137 shares, or 0.3% of the total shares outstanding. The foregoing amounts exclude 420,909 additional shares SBC has the right to acquire if its initial investment is $425 million (623,491 if the underwriters' over-allotment option is exercised in full) and 499,206 additional shares SBC has the right to acquire if its initial investment is $500 million (739,472 if the underwriters' over-allotment option is exercised in full).

OWNERSHIP OF WILLIAMS COMMON STOCK

     The following table sets forth, as of August 24, 1999, the beneficial ownership of Williams common stock, par value $0.01 per share, by each of our executive officers named in the summary compensation table, each of our directors and all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Shares of Williams common stock subject to options that are currently exercisable or exercisable within 60 days of August 24, 1999 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the text below this table, and subject to applicable community property laws, these persons have sole voting and investment power with respect to all shares of the Williams common stock shown as beneficially owned by them. The address for the following stockholders is c/o Williams Communications Group, Inc., One Williams Center, Tulsa, Oklahoma 74172.

     Directors and executive officers as a group own less than 2% of outstanding Williams common stock.

   OWNERSHIP OF WILLIAMS COMMON STOCK BY OUR EXECUTIVE OFFICERS AND DIRECTORS
                             AS OF AUGUST 24, 1999

                                                               SHARES
                                               SHARES OF     UNDERLYING
                                                COMMON         OPTIONS
                                              STOCK OWNED    EXERCISABLE
                                              DIRECTLY OR     WITHIN 60                PERCENT
                   NAME                      INDIRECTLY(1)     DAYS(3)       TOTAL     OF CLASS
                   ----                      -------------   -----------   ---------   --------
Keith E. Bailey............................    1,886,720        325,002    2,211,722       *
John C. Bumgarner, Jr. ....................      993,228         70,000    1,063,228       *
James R. Herbster..........................      166,402(2)     203,904      370,306       *
Howard E. Janzen...........................      257,189        180,004      437,193       *
Michael P. Johnson, Sr.....................       20,601          5,250       25,851       *
Steven J. Malcolm..........................       56,043        138,938      194,981       *
Jack D. McCarthy...........................      251,249         30,000      281,249       *
Brian E. O'Neill...........................      123,728        324,404      448,132       *
H. Brian Thompson..........................           --             --           --       *
Roy A. Wilkens.............................      400,000             --      400,000
Delwin L. Bothof...........................      133,320         52,500      185,820       *
Lawrence C. Littlefield, Jr. ..............      123,457        108,500      231,957       *
Frank M. Semple............................       62,053        162,500      224,553       *
All directors and executive officers as a
  group (22 persons).......................    4,916,296      2,110,865    7,027,161     1.6%

---------------

 *  Less than 1%.

(1) Includes shares held under the terms of incentive and investment plans as follows: Mr. Bailey, 622,006, including 176,592 over which he has sole voting and investment power; Mr. Bumgarner, 400,434, including 222,947 over which he has sole voting and investment power; Mr. Herbster, 90,133, including 44,322 over which he has sole voting and investment power; Mr. Janzen, 145,149, including 58,641 over which he has sole voting and investment power; Mr. Johnson, 20,601, including 559 shares over which he has sole investment and voting power; Mr. Malcolm, 37,067, including 32,591 over which he has sole voting and investment power; Mr. McCarthy, 97,116, including 43,273 over which he has sole voting and investment power; Mr. O'Neill, 62,962, including 13,130 over which he has sole voting and investment power; Mr. Wilkens, 104,524, over all of which he has sole voting and investment power; Mr. Littlefield, 84,957, including 11,754 over which he has sole voting and investment power; Mr. Semple, 85,402, including 53,702 over which he has sole voting and investment power; Mr. Bothof, 33,711, including 10,454 over which he has sole voting and investment power; and all executive officers as a group, 1,995,763, including 868,755 over which each has sole voting and investment power as to his or her shares.

(2) Includes 29,996 shares held in trust, over which Mr. Herbster has voting and investment power.

(3) The SEC deems a person to have beneficial ownership of all shares that the person has the right to acquire within 60 days. The shares indicated represent stock options granted under the stock plans of The Williams Companies, Inc. Shares subject to option cannot be voted.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     Included in our revenues are charges to Williams and its subsidiaries and affiliates for managing their internal telephone operations of $7,710,000, $5,217,000 and $4,918,000 for 1998, 1997 and 1996, respectively. Charges are for communications services which we obtain from MCI WorldCom and resell internally. Our agreement with MCI WorldCom, which we entered into at the time we sold our business to them, provides us with certain amounts of service on the MCI WorldCom network for a 35-year term. We are provided services on the portion of the network which it owns at no cost, and on portions which it leases at its cost. We resell these communication services to Williams, its subsidiaries and affiliates at market rates.

     In addition, our revenues include charges to Williams' gas pipelines for managing microwave frequencies of $4,254,000, $3,754,000 and $1,381,000 for 1998, 1997 and 1996, respectively. We own portions of these microwave frequencies which we acquired from and lease to the gas pipelines. These leases are for a 10-year term and the rental payments are equal to our purchase cost plus a market rate of return.

     Williams grants our directors and officers fully recourse loans in order to enable them to exercise stock options to purchase Williams common stock. These loans use stock certificates as collateral and may be for either a three- or five-year term. Interest payments are due annually during the term of the loan and are based on the minimum applicable federal rates required to avoid imputed income. The principal amount is due at the end of the loan term, provided, however, that a participant may request, prior to the end of a loan term, a new loan which may be granted at the discretion of Williams. Participants who leave Williams during the loan period are required to pay the loan balance and any accrued interest within 30 days of termination. We anticipate that the loans made by Williams to our directors and officers will remain outstanding Williams loans after the offerings. We anticipate that Williams will continue to make loans to our directors and officers on similar terms to enable them to exercise Williams stock options. We may make loans to our officers and directors, including loans to enable them to exercise stock options to purchase our common stock. We anticipate that the terms of these loans will be fully recourse and otherwise similar to those for Williams loans.

     The following table describes details regarding these loans which have been made to our directors or officers.

                                              TOTAL          LARGEST             AMOUNT
                                            INTEREST          AMOUNT          OUTSTANDING
                              INTEREST      OVER TERM       DUE DURING         AUGUST 24,
NAME                            RATE         OF LOAN           1998               1999
----                          --------    -------------   --------------     --------------
Keith E. Bailey.............   6.28%      $   50,641.92   $   171,408.39     $   167,828.76
Keith E. Bailey.............   6.58%      $   71,656.20   $   232,131.21     $   227,066.23
Keith E. Bailey.............   6.42%      $   64,200.00   $   266,050.00     $   260,377.53
Keith E. Bailey.............   6.80%      $  144,190.19   $   601,327.51     $   587,796.08
Keith E. Bailey.............   5.68%      $  406,609.84   $ 1,472,720.00     $ 1,484,305.58
Keith E. Bailey.............   5.57%      $1,026,811.18   $ 3,770,204.37     $ 3,819,716.37
Keith E. Bailey.............   5.54%      $1,670,829.99   $ 6,143,571.06     $ 6,247,940.71
           Total............              $3,434,939.32   $12,657,412.54     $12,795,031.26
John C. Bumgarner, Jr. .....   5.91%      $  203,927.62   $ 1,218,159.86     $ 1,194,135.52
John C. Bumgarner, Jr. .....   5.42%      $  559,102.89   $ 3,500,299.27     $ 3,559,017.84
           Total............              $  763,030.51   $ 4,718,459.13     $ 4,753,153.36
James R. Herbster...........   6.74%      $   17,864.37   $    56,582.87     $    55,320.13
James R. Herbster...........   6.49%      $  119,416.00   $   391,883.22     $   383,442.29
James R. Herbster...........   5.93%      $   77,115.43   $   274,452.51     $   270,057.97
           Total............              $  214,395.80   $   722,918.60     $   708,820.39

                                              TOTAL          LARGEST
                                            INTEREST          AMOUNT             AMOUNT
                              INTEREST      OVER TERM       DUE DURING        OUTSTANDING
NAME                            RATE         OF LOAN           1998             8/24/99
----                          --------    -------------   --------------     --------------
Howard E. Janzen............   5.70%      $   80,997.64   $   500,521.63     $   491,127.43
Howard E. Janzen............   5.69%      $   87,092.51   $   320,823.16     $   317,387.17
Howard E. Janzen............   5.77%      $   38,864.87   $   139,207.01     $   139,739.41
Howard E. Janzen............   4.71%      $  106,851.10   $            0     $   465,546.99
Howard E. Janzen............   4.83%      $  114,621.70   $            0     $   483,919.35
Howard E. Janzen............   5.37%      $  101,999.39   $            0     $   384,245.43
           Total............              $  530,427.21   $   960,551.80     $ 2,281,965.78
Jack D. McCarthy............   6.23%      $  321,312.50   $ 1,095,763.30     $ 1,073,051.36
Jack D. McCarthy............   6.42%      $  265,031.98   $   878,651.17     $   859,917.43
Jack D. McCarthy............   5.59%      $  158,731.67   $   696,532.02     $   691,016.59
Jack D. McCarthy............   4.83%      $  301,392.00   $            0     $ 1,274,258.26
           Total............              $1,046,468.15   $ 2,670,946.49     $ 3,898,243.64
William G. von Glahn........   5.83%      $   73,234.13   $   443,131.30     $   434,503.80
William G. von Glahn........   5.91%      $    6,240.96   $    37,280.31     $    36,545.08
William G. von Glahn........   6.23%      $   23,624.16   $   134,274.72     $   131,491.60
William G. von Glahn........   5.54%      $   56,063.91   $   353,746.50     $   349,411.18
William G. von Glahn........   5.59%      $   39,174.72   $   182,954.39     $   181,532.35
William G. von Glahn........   5.39%      $   11,670.00   $   102,499.38     $   101,729.94
William G. von Glahn........   5.48%      $   76,281.60   $   474,170.89     $   480,440.60
William G. von Glahn........   5.57%      $   55,700.00   $   203,845.60     $   207,202.85
William G. von Glahn........   5.54%      $  113,547.84   $   417,448.38     $   424,603.45
William G. von Glahn........   5.28%      $   36,960.00   $            0     $   178,569.42
William G. von Glahn........   5.82%      $  200,208.00   $            0     $   692,717.23
           Total............              $  692,705.32   $ 2,349,351.47     $ 3,218,747.50
Delwin L. Bothof............   5.42%      $  241,045.04   $ 1,507,316.76     $ 1,534,393.05
Delwin L. Bothof............   4.67%      $   70,049.95   $            0     $   612,436.27
           Total............              $  311,094.99   $ 1,507,316.76     $ 2,146,829.32
Gerald L. Carson............   5.59%      $  183,874.33   $   686,281.13     $   681,646.52
           Total............              $  183,874.33   $   686,281.13     $   681,646.52
Lawrence C. Littlefield,
  Jr........................   5.54%      $  109,692.00   $   691,254.73     $   683,641.38
           Total............              $  109,692.00   $   691,254.73     $   683,641.38
Frank M. Semple.............   5.42%      $  180,664.33   $ 1,131,060.57     $ 1,150,034.43
           Total............              $  180,664.33   $ 1,131,060.57     $ 1,150,034.43

           Grand Total......              $7,467,291.96   $28,095,553.22     $32,318,113.58

     In connection with his employment, Williams has agreed to loan Scott E. Schubert approximately $4,000,000 to provide funds to exercise options granted by his former employer. Currently Mr. Schubert has two such loans outstanding, which were made on June 22, 1999, the first in the principal amount of $1,200,000 and bearing an interest rate of 4.98% and the second in the principal amount of $800,000 and bearing an interest rate of 5.37%.

     John C. Bumgarner, one of our directors and our Senior Vice President, Strategic Investments, owns real estate and leases a portion of it to subsidiaries of our company for use as office space. In 1998, payments under these leases approximated $136,782. These leases remain in place, and we expect our subsidiaries to make similar payments approximating $60,000 per month for the term of the leases.

     Garry McGuire, formerly Senior Vice President, Solutions until June 30, 1999, has an interest-free loan outstanding from Solutions LLC in the amount of $350,000. This loan was made to enable Mr. McGuire to purchase a new principal residence upon his relocation to Houston.

                 RELATIONSHIP BETWEEN OUR COMPANY AND WILLIAMS

     Williams is currently the beneficial owner of all of our capital stock. Following the completion of the equity offering and the concurrent investments, Williams will continue to be our controlling stockholder and will beneficially own 100% of the outstanding Class B common stock, which will represent approximately 98% of the combined voting power of all of our outstanding capital stock and approximately 86% of the economic interest in our company.

     For so long as Williams continues to beneficially own shares of capital stock representing more than 50% of the combined voting power of our outstanding capital stock, it will be able to approve any matter submitted to a vote of our stockholders without the consent of our other stockholders, including, among other things, the amendment of our restated certificate of incorporation and by-laws and the election of all members of the board of directors. Williams has, however, agreed to elect a director designated by SBC so long as SBC retains more than a 5% equity interest in our capital stock and satisfies the procedural and substantive requirements to provide long distance services originating in a state in its traditional exchange service area. In addition, through its controlling beneficial ownership of us, as well as certain provisions of intercompany agreements discussed below, Williams will be able to exercise a controlling influence over our company, including determinations with respect to mergers or other business combinations involving us, the acquisition or disposition of assets by us, our access to the capital markets, the payment of dividends and any change of control of our company. In these and other situations, various conflicts of interest between us and Williams could arise. Furthermore, ownership interests of our directors and officers in Williams' common stock or service as a director or officer of both us and Williams could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Williams. We cannot assure you that conflicts of interest will not arise or will be resolved in a manner favorable to us.

     Williams has advised us that its current intent is to continue to hold all the Class B common stock beneficially owned by it following the equity offering. However, Williams has no contractual obligation to retain its shares of Class B common stock. Williams has agreed, subject to specified exceptions, not to sell or otherwise dispose of any shares of our Class B common stock for a period of 180 days after the date of this prospectus without the prior written consent of Salomon Smith Barney Inc. and Lehman Brothers Inc. on behalf of the underwriters. As a result, there can be no assurance concerning the period of time during which Williams will maintain its beneficial ownership of our Class B common stock owned by it following the equity offering. In addition, we have agreed that we will, upon the request of Williams, use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of common stock or Class B common stock held by Williams or any of its affiliates.

     The following are summaries of material provisions of the agreements to be entered into by our company with Williams by the completion of the offerings, forms of which we have filed as exhibits to the registration statement. Other than as indicated for a particular agreement or unless terminated by both us and Williams, these agreements would remain in place regardless of the level of Williams' continued ownership interest in our company.

SEPARATION AGREEMENT

     We have entered into a separation agreement with Williams relating to various aspects of our companies' operations that will govern our relationship with each other after the equity offering. Under the separation agreement, we have agreed not to compete with Williams for five years in any area of the energy industry in which Williams currently has operations and Williams has agreed not to compete with us for five years in any area of the telecommunications industry in which we currently have operations, subject to specified exceptions. We and Williams may, however, acquire or invest in an entity engaged in activities reserved to the other provided such activities represent no more than 30% of its consolidated revenues or net income. In the event Williams acquires telecommunications activities reserved to us or we acquire energy activities reserved to Williams pursuant to this exception, the other has a right of first offer to acquire the activities should any be disposed of prior to five years following the consummation of the offerings. Under the separation agreement, if a party decides not to pursue a business opportunity that it has the right to pursue to the exclusion of the other party, it must promptly inform the other party of this decision. The other party would then be free to pursue the opportunity.

     Our restated certificate of incorporation provides that we may not bring any claim against Williams or any of its officers, directors or other affiliates, for breach of any duty, including, but not limited to, the duty of loyalty or fair dealing on account of a diversion of a corporate business opportunity to Williams, unless that opportunity relates solely to a business that we have the right to elect to pursue to the exclusion of Williams pursuant to the separation agreement. Notwithstanding the above, no claim may be made in any event if our directors who are not employees of Williams disclaim the opportunity by a unanimous vote.

     Other components of the separation agreement provide for the following:

     - exchange of participation, service and compensation records of employees who transfer between Williams and us
     - filing of annual reports and compliance with other legal requirements applicable to the parties' employee benefit plans
     - allocation of assets and liabilities under various nonqualified pension and deferred compensation plans maintained by Williams for the benefit of employees and non-employee directors
     - disposition of outstanding stock options, stock appreciation rights and long-term incentive awards
     - allocation of assets and liabilities pertaining to post-retirement life insurance and health care benefits
     - allocation of liabilities for accrued vacation, paid leave and certain other benefits
     - maintenance of insurance coverage consistent with past practices
     - establishment of a separation committee to resolve disputes between us and Williams and arbitration provisions

     Our employees, other than those who work for Solutions, LLC, are jointly employed by other subsidiaries of Williams which provide administrative services related to their employment. We have entered into personnel services agreements providing for reimbursement by us of the actual costs incurred by the services companies related to our employees. Williams also pays the services companies a fee for administration. Under the separation agreement, we have agreed to reimburse Williams for our portion of the fee. A Williams subsidiary also performs risk management services for us and other Williams subsidiaries. Williams compensates the risk management subsidiary for its actual costs incurred, a portion of which is related to our business.

Under the separation agreement, we have agreed to reimburse the risk management subsidiary for our portion of the costs.

ALGAR TELECOM CALL OPTION

     We have entered into an agreement with Williams granting us the option to acquire Williams' equity and debt interests in Algar Telecom. For more information, see the section of this prospectus entitled "Business -- Our strategic investments unit -- International -- Algar Telecom."

TAX SHARING AGREEMENT

     In the past, we have been included in Williams' federal consolidated income tax group. After the offerings and the closing of the concurrent investments, it is expected that we will continue to be included in the Williams federal consolidated income tax group. In this case, our federal income tax liability would be included in the consolidated federal income tax liability of Williams and its subsidiaries. We also expect to be included with Williams and/or certain of its subsidiaries in combined, consolidated or unitary income tax groups for state income tax purposes. We have entered into a tax sharing agreement with Williams under which we and Williams will make payments such that, for any period, the amount of federal income taxes we will pay will, subject to certain adjustments, generally be determined as though we were filing separate federal income tax returns (including amounts determined to be due under such agreement as a result of an audit or otherwise). Under the tax sharing agreement, our losses or other similar tax attributes realized for periods prior to the equity offering will be utilized or retained by the Williams group and thus will not be available to us in order to reduce our hypothetical separate tax liability. We will be responsible for any increases in federal income tax liabilities resulting to Williams and its subsidiaries if these losses or attributes are reduced by audit or otherwise. If, for any period after consummation of the equity offering, we have a current realized operating loss determined on such a hypothetical separate tax return basis, we will not owe any payments under the tax sharing agreement for that tax year, and, in general, we will be allowed to carry over the loss to other tax years in which we are a member of the Williams federal consolidated income tax group in order to offset our income determined on this hypothetical separate tax return basis for other tax years. However, if we are unable to utilize any loss on a hypothetical separate tax return basis, Williams will be entitled to utilize the loss without paying us for it. If we cease to be included in the Williams federal consolidated income tax group, we will not be entitled to receive the benefit of any carryforward of any loss to offset our income for any tax years thereafter where such loss has been utilized by the Williams group. We will also be required to pay Williams for any tax attribute that we are entitled to use after leaving the Williams federal consolidated income tax group if we have already received the benefit of this tax attribute under the tax sharing agreement. Therefore, we generally will receive the benefit of a loss only if we are able to offset the loss against our income while we are a member of the Williams federal consolidated income tax group. We cannot guarantee that we will earn any income against which we can offset any loss while we are a member of the Williams federal consolidated income tax group and, thus, that we will obtain any benefit from losses generated while we are a member of the Williams group.

     Since we expect to continue to be included in the Williams federal consolidated income tax group, Williams will continue to have all the rights of a parent of a consolidated group. Williams will have sole and absolute responsibility for, and sole and absolute discretion with respect to, the following:

     - preparing any of our income and other tax returns, including, without limitation, amended returns or claims for refunds

     - representing us with respect to any tax audit or tax contest, including, without limitation, settling or compromising any tax controversy
     - engaging outside counsel and accountants with respect to tax matters regarding us
     - performing other acts and duties with respect to our tax returns as Williams determines to be appropriate
     - interpreting and applying the tax sharing agreement and determining any disputes that arise under it

     The general principles of the tax sharing agreement will also apply to state income taxes (and, in the sole and absolute discretion of Williams, may also apply to foreign, local, other state and other federal taxes) with respect to which we are included with Williams and/or certain of its subsidiaries in consolidated, combined or unitary groups. Thus, we will be responsible for any foreign tax liability arising from our business activities.

     To the extent permitted by applicable state laws, Williams will continue to have all the rights of a parent of a combined, consolidated or unitary income tax group. The tax sharing agreement will remain in effect so long as and to the extent that we are included with Williams and/or any of its subsidiaries in any combined, consolidated or unitary income tax group in any taxing jurisdiction and the statute of limitations for these returns remains open.

     Under the administrative services agreement, the amounts that we will pay Williams will encompass reimbursement to Williams for all direct and indirect costs and expenses incurred with respect to our share of the overall costs and expenses incurred by Williams with respect to tax-related services.

     In general, we will be included in Williams' consolidated group for federal income tax purposes for so long as Williams beneficially owns at least 80% of the total voting power and value of our outstanding common stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of the consolidated group for the period during which it was a member of this consolidated group. Accordingly, although the tax sharing agreement allocates tax liabilities between us and Williams during the period in which we are included in Williams' federal consolidated income tax group and provides that Williams will indemnify us for any tax liabilities not allocated to us, we could be liable for any federal income tax liabilities incurred, but not discharged, by any other member of Williams' federal consolidated income tax group. Similar principles may apply for combined, consolidated, or unitary state income tax purposes.

INDEMNIFICATION AGREEMENT

     We and Williams have entered into an indemnification agreement which provides that each party to the agreement will indemnify the other party and its directors, officers, employees, agents and representatives for liabilities under federal or state securities laws as a result of the offerings, including liabilities arising out of or based upon alleged misrepresentations in or omissions from the registration statements. Each party will indemnify the other party for liabilities, which also include taxes, that may be incurred by the other party relating to, resulting from or arising out of the business and operations conducted or formerly conducted, or assets formerly owned, by the indemnifying party and its subsidiaries. However, where Williams is the indemnifying party, it will not indemnify us for any liabilities relating to, resulting from or arising out of our business and operations and assets. Each party will indemnify the other party for liabilities, which also include taxes, that may be incurred by that other party relating to, resulting from or arising out of the failure by each party to comply with other agreements executed in connection with the offerings, except to the extent caused by the other party.

     The indemnification agreement also provides that we indemnify Williams for any liabilities incurred by Williams under the guarantees of Williams' obligations with respect to us or any other of our liabilities that are imposed on Williams and that we will pay Williams for the direct cost, if any, of maintaining these guarantees or for the costs of defending a claim asserting any potentially covered liability.

     Williams currently guarantees our obligations under the asset defeasance program, which we describe in the section of this prospectus entitled "Description of Indebtedness and Other Financing Arrangements." Williams' guarantee of our obligations under the asset defeasance program will continue following the offerings. Williams has also guaranteed our obligations under the short term loan facility and the permanent credit facility. Williams' guarantee of the permanent credit facility will terminate upon the completion of the offerings provided certain conditions are met. Williams also has guaranteed and entered into other contingent obligations in connection with financings by ATL in total amount of approximately $67 million.

REGISTRATION RIGHTS AGREEMENT

     We and Williams have entered into a registration rights agreement which provides that, upon the request of Williams, we will use our reasonable efforts to effect the registration under the applicable federal and state securities laws of any shares of common stock, and any other securities issued in connection in respect of or exchange for the common stock, held by Williams and will take any other action necessary to permit the sale of these securities in other jurisdictions, subject to certain specified limitations. However, Williams has advised us that it has no current plan or intention to dispose of its shares of our Class B common stock. For the foreseeable future, Williams will also have the right, which it may exercise at any time and from time to time, to include shares of common stock held by it in certain other registrations of our common equity securities we initiate on our own behalf or on behalf of other stockholders. Williams will pay the out-of-pocket costs and expenses of registration for registrations which it initiates and its pro rata share of registration expenses in connection with registrations we or others initiate in which Williams participates. Our restated certificate of incorporation provides that any shares of Class B common stock sold or otherwise transferred to any person other than a Williams affiliate are automatically converted into common stock.

ADMINISTRATIVE SERVICES AGREEMENT

     The administrative services agreement provides for Williams to continue to provide similar financial management services, information services, legal and contract services, risk management, human resources services, corporate planning and other management support services to us as it has in the past. Under the terms of the administrative services agreement, all of the services will be rendered by Williams or subsidiaries of Williams subject to our oversight, supervision and approval through our board of directors.

     The administrative costs we will pay to Williams and its subsidiaries pursuant to the administrative services agreement are allocated pursuant to an established formula based on actual costs and are believed to be equal to or less than the fees that would be paid if these services were to be provided by an independent third party.

     The administrative services agreement will become effective upon the completion of the equity offering and shall terminate in five years unless earlier terminated by Williams or us. The administrative services agreement would be automatically renewed for additional terms of two years unless either party gives at least six months' written notice prior to a scheduled termination date. The administrative services agreement can be terminated upon a material breach by either party.

     Williams and its affiliates incur certain costs on our behalf, primarily insurance coverage and related risk management services provided by non-affiliates, benefits provided to our employees under Williams' benefit plans, payroll administration, bank fees, certain utility costs, employee relocation and other costs. Williams and its affiliates either directly charge these costs to us or, for a shared service or cost, allocate a portion of these costs to us based for insurance coverage on various risk exposure factors and otherwise primarily on actual usage.

     The amount paid by us during the year ended December 31, 1998 for all of the services provided during that year that in the future will be provided under the administrative services agreement was approximately $25 million.

SERVICE AGREEMENT

     We have entered into a service agreement with Williams Information Services Corporation, a wholly-owned subsidiary of Williams. Under this agreement, WISC will provide data processing computer-related services to us. These services include mainframe operations, help desk support, network services, mid-range operations, general data center operations, technical support, development services and hardware and software procurement assistance. Services are generally charged at cost on a usage basis plus a 15% management fee. Any procured items are transferred at actual cost. The amount paid by us during the year ended December 31, 1998 for all of the services provided during that year that in the future will be provided under the service agreement was $4,760,000.

LEASE AGREEMENT

     We have leases with various Williams affiliates providing for the leasing of office and other space. The total charges for leased space during the year ended December 31, 1998 for leases provided during that year that in the future will be provided under lease agreements was $3,664,000. The lease charges are based on occupied square footage and terms approximate market. In addition, we reimburse Williams affiliates for the cost of leased space utilized by our employees at these affiliates' locations.

CROSS-LICENSE AGREEMENT

     The cross-license agreement addresses Williams' and our respective rights and obligations after the equity offering with respect to intellectual property, inventions and trademarks and trade names as well as the use of proprietary information by employees of Williams and us. Williams and WISC license at no cost to us certain intellectual property to us, effective as of the equity offering. Similarly we will cross license at no cost to Williams certain intellectual property to Williams on the same terms as their license to us. Among other things, for so long as Williams shall beneficially own at least 50% of the voting power of our outstanding common stock, we are permitted to continue our use of the Williams trademark and brand names.

TECHNICAL, MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

     The technical, management and administrative services agreement provides for Williams to continue to provide to us the same management services relating to our international operations and investments after the offerings as it has in the past. Under the terms of the management agreement, all of the services will be rendered by Williams or subsidiaries of Williams subject to our oversight, supervision and approval through our board of directors.

     The management costs we will pay to Williams and its subsidiaries pursuant to the management agreement are allocated pursuant to an established formula based on actual costs and is believed to be equal to or less than the fees that would be paid if these services were to be provided by an independent third party.

CONFLICTS OF INTEREST

     Conflicts of interest may arise between us and Williams in a number of areas relating to our past and ongoing relationships with Williams, including potential acquisitions of businesses or properties or other corporate opportunities, potential competitive business activities, the election of new or additional directors, payment of dividends, incurrence or repayment of debt, tax matters, financial commitments, marketing functions, indemnity arrangements, registration rights, administration of benefits plans, service arrangements, issuances of our capital stock, sales or distributions by Williams of its shares of our Class B common stock, the exercise of the right to purchase Williams' investment in Algar and the exercise by Williams of its ability to control our management and affairs. Although the separation agreement contains certain non-compete provisions, in many circumstances we and Williams are free to compete with one another.

     We and Williams may enter into material transactions and agreements in the future in addition to those described above. Our board of directors will utilize procedures in evaluating the terms and provisions of any material transactions between us and Williams or its affiliates as our board of directors may deem appropriate in light of its fiduciary duties under state law. In any evaluation, our board of directors may rely on management's statements and opinions and may or may not utilize outside experts or consultants or obtain independent appraisals or opinions. One of our directors is both a senior officer and director, and six of our directors are also senior officers, of Williams. These directors and officers may have conflicts of interest with respect to matters potentially or actually involving or affecting us or Williams, such as acquisitions, financing and other corporate opportunities that may be suitable both for us and for Williams. To the extent that opportunities arise, these directors may consult with their legal advisors and make a determination after considering a number of factors, including whether such an opportunity is within our line of business or consistent with our strategic objectives and whether we will be able to undertake or benefit from a particular opportunity. In addition, determinations may be made by our board of directors, and when appropriate, by the vote of the disinterested directors only. Despite the foregoing, there can be no assurance that conflicts will be resolved in our favor.

     For so long as Williams controls at least 50% of the voting power of our outstanding capital stock, our directors and officers will, subject to certain limitations, be indemnified by Williams and insured under insurance policies maintained by Williams against liability for actions taken, or omitted to be taken, in their capacities as our directors and officers, including actions or omissions that may be alleged to constitute breaches of the fiduciary duties owed by our directors and officers to us and our stockholders. This insurance may not be applicable to certain of the claims which Williams may have against us under the indemnification agreement or otherwise.

                          DESCRIPTION OF CAPITAL STOCK

     Set forth below is a summary of the material provisions of our capital stock. For a more detailed description, see our restated certificate of incorporation and by-laws, copies of which we have filed as exhibits to the registration statement, and the applicable provisions of Delaware law.

     Immediately prior to the closing of the equity offering, we will restate our certificate of incorporation to change our authorized capital stock to 1,000,000,000 shares of Class A common stock (which we refer to as common stock in this prospectus), 500,000,000 shares of Class B common stock and 500,000,000 shares of preferred stock, par value $0.01 per share, and to convert all 1,000 outstanding shares of our current common stock into a total of 395,434,965 shares of our newly created Class B common stock.

COMMON STOCK AND CLASS B COMMON STOCK

GENERAL

     The holders of common stock and Class B common stock have identical rights except with respect to voting, conversion and transfer.

VOTING RIGHTS

     Holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders, while holders of Class B common stock are entitled to ten votes per share. Holders of shares of common stock and Class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law or in our restated certificate of incorporation, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our restated certificate of incorporation must be approved by a majority of the votes entitled to be cast by all holders of common stock and Class B common stock present in person or represented by proxy, voting together as a single class. However, amendments to our restated certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the common stock, voting as a separate class. Any amendment to our restated certificate of incorporation to increase the authorized shares of any class requires the approval only of a majority of the votes entitled to be cast by all holders of common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to the rights set forth in any series of preferred stock created as described below.

DIVIDENDS

     Holders of our common stock and Class B common stock will share equally on a per share basis in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of common stock and Class B common stock may be paid only as follows:

     (a) shares of common stock may be paid only to holders of common stock, and shares of Class B common stock may be paid only to holders of Class B common stock; and

     (b) the number of shares so paid will be equal on a per share basis with respect to each outstanding share of common stock and Class B common stock.

     We may not split, reclassify, subdivide or combine shares of either class of common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

ISSUANCE OF CLASS B COMMON STOCK, OPTIONS OR WARRANTS

     Subject to certain provisions regarding dividends and other distributions described above and except for payment of the purchase price for the Algar option, we will not be entitled to issue additional shares of Class B common stock, or issue options, rights or warrants to subscribe for additional shares of Class B common stock, except that we may make a pro rata offer to all holders of common stock of rights to purchase additional shares of the class of common stock held by them. The common stock and the Class B common stock will be treated equally with respect to any offer we make to holders of common stock of options, rights or warrants to subscribe for any of our other capital stock.

MERGER OR CONSOLIDATION

     In the event of a merger or consolidation, the holders of common stock and Class B common stock will be entitled to receive the same per share consideration, if any, except that if the consideration includes voting securities, or the right to acquire voting securities or securities exchangeable for, or convertible into, voting securities, we may, but are not required to, provide for the holders of Class B common stock to receive consideration entitling them to ten times the number of votes per share as the consideration being received by holders of the common stock.

CONVERSION OF CLASS B COMMON STOCK

     Our Class B common stock will be convertible into common stock on a share-for-share basis at the option of the holder at any time, or automatically upon transfer to a person or entity which is not a permitted transferee. In general, permitted transferees will include Williams, its direct and indirect subsidiaries, any person or entity in which Williams or any successor beneficially owns, directly or indirectly, at least 50% of the equity or the voting securities, any successor of any of the foregoing and stockholders of Williams who receive our Class B common stock in a tax-free spin-off. A tax-free spin-off generally means a transaction in which stockholders of Williams receive shares of our common stock or Class B common stock as a distribution with respect to, or in exchange for, stock of Williams without being required to recognize gain or loss for federal income tax purposes by reason of Section 355 of the Code (or any corresponding provision of any successor statute). Following any distribution of Class B common stock to stockholders of Williams, shares of Class B common stock will no longer be convertible into shares of common stock. Shares of Class B common stock transferred to stockholders of Williams in a tax-free spin-off will not be converted into shares of common stock and, following a tax-free spin-off, shares of Class B common stock will be transferable as Class B common stock, subject to applicable laws.

PREFERRED STOCK

     Our board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, and the board of directors may fix the numbers of shares of each series and the designation, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series.

     The specific matters that our board of directors may determine include the following:

     - the designation of each series
     - the number of shares of each series
     - the rate of any dividends
     - whether any dividends shall be cumulative or non-cumulative
     - the terms of any redemption
     - the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company
     - rights and terms of any conversion or exchange
     - restrictions on the issuance of shares of the same series or any other series
     - any voting rights

     The Series A preferred stock described below under "-- Stockholder rights plan" is a series of preferred stock that has been authorized by our board.

     Although no shares of preferred stock are currently outstanding and we have no current plans to issue preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by issuing a series of preferred stock containing class voting rights that would enable the holder or holders of this series to block such a transaction. Alternatively, a business combination could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of the common stock. Although our board is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock. Our board does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

LIMITATION ON LIABILITY OF DIRECTORS

     Our restated certificate of incorporation provides, as authorized by
Section 102(b)(7) of the Delaware General Corporation Law, that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time, for the following:

     - any breach of the director's duty of loyalty to our company or our stockholders
     - any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law
     - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL
     - any transaction from which the director derived an improper personal benefit

     The inclusion of this provision in our restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted our company and our stockholders.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We are a Delaware corporation and subject to Section 203 of the DGCL. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the time a stockholder became an interested stockholder unless, as described below, certain conditions are satisfied. Thus, it may make acquisition of control of our company more difficult. See "-- Limitations on changes of control of our company" below. The prohibitions in Section 203 of the DGCL do not apply if the following occur:

     - prior to the time the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder
     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of our company outstanding at the time the transaction commenced

     - at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder

     Under Section 203 of the DGCL, a business combination includes the following:

     - any merger or consolidation of our company with the interested stockholder
     - any sale, lease, exchange or other disposition, except proportionately as a stockholder of our company, to or with the interested stockholder of assets of our company having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of our company or the aggregate market value of all the outstanding stock of our company
     - certain transactions resulting in the issuance or transfer by our company of our stock to the interested stockholder
     - certain transactions involving our company which have the effect of increasing the proportionate share of the stock of any class or series of our company which is owned by the interested stockholder
     - certain transactions in which the interested stockholder receives financial benefits provided by us

     Under Section 203 of the DGCL, an interested stockholder generally is one of the following:

     - any person that owns 15% or more of the outstanding voting stock of our company
     - any person that is an affiliate or associate of our company and was the owner of 15% or more of the outstanding voting stock of our company at any time within the three-year period prior to the date on which it is sought to be determined whether that person is an interested stockholder
     - the affiliates or associates of that person

     Because Williams will own more than 15% of our voting stock before we become a public company and upon completion of the equity offering, Section 203 of the DGCL by its terms is currently not applicable to business combinations with Williams even though Williams owns 15% or more of our outstanding stock. If any other person acquires 15% or more of our outstanding stock, that person will be subject to the provisions of Section 203 of the DGCL.

PROVISIONS OF OUR RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     Our by-laws contain provisions requiring that advance notice be delivered to us of any business to be brought by a stockholder before an annual or special meeting of stockholders and providing for certain procedures to be followed by stockholders in nominating persons for election to our board. Generally, these advance notice provisions require that the stockholder must give written notice to the secretary of our company:

     - in the case of an annual meeting, not less than 90 days nor more than 120 days before the first anniversary of the preceding year's annual meeting of stockholders
     - in the case of a special meeting, not less than 90 days, or, if later, 10 days after the first public announcement of the date of the special meeting, nor more than 120 days prior to the scheduled date of such special meeting

     In each case, the notice must set forth specific information regarding the stockholder giving the notice and each director nominee or other business proposed by the stockholder, as applicable, as provided in our by-laws. Notwithstanding the foregoing, any stockholder, including Williams, who together with its affiliates owns capital stock entitled to exercise a majority of the voting power in an election of directors, may nominate one or more individuals for election as directors by giving notice to our company not later than five days before the scheduled date for the election of directors. Generally, only business set forth in the notice for a special meeting of stockholders may be conducted at a special meeting.

     Our by-laws provide, in accordance with our restated certificate of incorporation, that except as may be provided in connection with the issuance of any series of preferred stock, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the whole board, as that term is defined in our restated certificate of incorporation. Our restated certificate of incorporation provides for a classified board of directors, consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual stockholders' meeting for election of directors following the most recent election of that class, except that the initial terms of the three classes expire in 2000, 2001 and 2002. See the section of the prospectus entitled "Management -- Our directors" for more information.

     Subject to the rights of the holders of any series of preferred stock to elect and remove additional directors under specified circumstances, on or after the time when Williams and its affiliates own less than 50% of the voting power of our then-outstanding capital stock, a director of our company may be removed only for cause by affirmative vote of the holders of at least a majority of the voting power of all of our outstanding shares generally entitled to vote in the election of directors, voting together as a single class, and vacancies on our board may only be filled by the affirmative vote of a majority of the remaining directors. Prior to the time when Williams and its affiliates own less than 50% of our then-outstanding capital stock, subject to the rights of holders of any series of preferred stock, a director of our company may be removed, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class, and vacancies on our board may be filled only by the affirmative vote of at least 66 2/3% of the remaining directors then in office.

     Our restated certificate of incorporation provides that, on or after the time when Williams and its affiliates own less than 50% of our then-outstanding capital stock, stockholders may not act by written consent in lieu of a meeting. On or after the time when Williams and its affiliates own less than 50% of our then-outstanding capital stock, special meetings of the stockholders may be called only by a majority of the whole board, but may not be called by stockholders. Before the time when Williams and its affiliates own less than 50% of our then-outstanding capital stock, the secretary of our company is required to call a special meeting of the stockholders at the request of Williams or its affiliates and stockholder action may be taken by written consent in lieu of a meeting.

     In general, our by-laws may be altered or repealed and new by-laws adopted by the holders of a majority of the voting stock or by a majority of the whole board. However, certain provisions, including those relating to the limitation of actions by stockholders taken by written consent, the calling of special stockholder meetings, other stockholder actions and proposals and certain matters related to our board, may be amended only by the affirmative vote of holders of at least 66 2/3% of the total voting stock.

LIMITATIONS ON CHANGES OF CONTROL OF OUR COMPANY

     The provisions of our restated certificate of incorporation and by-laws described above, as well as the stockholder rights plan described below and the provisions of Section 203 of the DGCL, could have the following effects, among others:

     - delaying, deferring or preventing a change in control
     - delaying, deferring or preventing the removal of existing management

     - deterring potential acquirors from making an offer to our stockholders
     - limiting any opportunity of our stockholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirors

     Any of the above could occur, notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

TRANSACTIONS AND CORPORATE OPPORTUNITIES

     Our restated certificate of incorporation includes provisions which regulate and define the conduct of certain business and affairs of our company from the time of the completion of the equity offering until the time Williams ceases to be a significant stockholder of our company. These provisions serve to determine and delineate the respective rights and duties of our company, Williams, and some of our directors and officers in anticipation of the following:

     - directors, officers and/or employees of Williams may serve as directors of our company
     - Williams may engage in lines of business that are the same, similar or related to, overlap or compete with our lines of business, subject to the separation agreement
     - our company and Williams will engage in material business transactions, including pursuant to the various agreements described above

     Our company may, from time to time, enter into and perform agreements with Williams to engage in any transaction, and to agree to compete or not to compete with each other, including to allocate, or to cause their respective directors, officers and employees to allocate, corporate opportunities between themselves. Our restated certificate of incorporation provides that no such agreement, or its performance, shall be considered contrary to any fiduciary duty of Williams, as the controlling stockholder of our company, or of any such director, officer and/or employee, if any of the following conditions are satisfied:

     - the agreement was entered into before our company ceased to be a wholly-owned subsidiary of Williams and is continued in effect after this time
     - the agreement or transaction was approved, after being made aware of the material facts of the relationship between our company and Williams and the material terms and facts of the agreement or transaction, by:
        - our board, by affirmative vote of a majority of directors who are not interested persons
        - by a committee of our board consisting of members who are not interested persons, by affirmative vote of a majority of those members
        - by one or more of our officers or employees who is not an interested person and who was authorized by our board or a board committee as specified above or, in the case of an employee, to whom authority has been delegated by an officer to whom the authority to approve such an action has been so delegated
     - the agreement or transaction was fair to our company as of the time it was entered into by our company
     - the agreement or transaction was approved by affirmative vote of a majority of the shares of capital stock entitled to vote and who do vote on the agreement or transaction, excluding Williams and any interested person in respect of such agreement or transaction

     For purposes of these provisions, an interested person is generally an individual who has a personal financial interest in the relevant transaction.

     The provisions of our restated certificate of incorporation with regard to such transactions and/or corporate opportunities shall terminate when Williams, together with its affiliates, ceases to be the owner of voting stock representing 25% or more of the votes entitled to be cast by the holders of all the then outstanding voting stock; provided, however, that the termination shall not terminate the effect of these provisions with respect to any agreement between our company and Williams that was entered into before the time of termination or any transaction entered into in the performance of such agreement, whether entered into before or after such time, or any transaction entered into between our company and Williams or the allocation of any opportunity between them before such time. These provisions do not alter the fiduciary duty of loyalty of our directors under applicable Delaware law. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to these provisions of our restated certificate of incorporation, except to the extent that any of these provisions are inconsistent with Delaware law or the fiduciary duties of our directors.

LISTING

     Our common stock has been approved for listing on the New York Stock Exchange under the symbol "WCG," subject to official notice of issuance.

TRANSFER AGENT

     Our transfer agent and registrar for our common stock is The Bank of New York.

STOCKHOLDER RIGHTS PLAN

     Our board has adopted a stockholder rights plan. Pursuant to the rights plan, one right will be issued and attached to each outstanding share of capital stock. Each right will entitle the holder, in circumstances described below, to purchase from our company a unit consisting of one one-hundredth of a share of Series A junior preferred stock, par value $0.01 per share, at an exercise price of $100 per right, subject to adjustment in certain events.

     Initially, the rights will be attached to all certificates representing outstanding shares of capital stock and will be transferred with and only with these certificates. The rights will become exercisable and separately certificated only upon the distribution date, which will occur upon the earlier of the following:

     - ten business days following a public announcement that a person or group other than certain exempt persons has acquired or obtained the right to acquire beneficial ownership of 15% or more of the shares of common stock then outstanding
     - ten business days, or later if determined by our board prior to any person acquiring 15% or more of the shares of common stock then outstanding, following the commencement or announcement of an intention to commence a tender offer or exchange offer that would result in a person or group becoming an acquiring person

     As soon as practicable after the distribution date, certificates will be mailed to holders of record of capital stock as of the close of business on the distribution date. From and after the distribution date, the separate certificates alone will represent the rights. Prior to the distribution date, all shares of capital stock issued will be issued with rights. Shares of capital stock issued after the distribution date will not be issued with rights, except that shares issued pursuant to any of the following that exist prior to the distribution date may be issued with rights:

     - the exercise of stock options that exist prior to the distribution date
     - under employee plans or arrangements that exist prior to the distribution date
     - upon exercise, conversion or exchange of certain securities
     - in other cases as may be deemed appropriate by our board

     The final expiration date of the rights will be at the close of business on June 30, 2009, unless earlier redeemed or exchanged by us as described below.

     In the event that a person acquires 15% or more of the shares of common stock then outstanding, except pursuant to any action or transaction approved by our board before the person acquires 15% or more of the shares of common stock then outstanding, each holder of a right other than that person and certain related parties, whose rights will automatically become null and void, will thereafter be entitled to receive, upon exercise of the right, a number of shares of common stock, or, in certain circumstances, cash, property or other securities of our company, having a current market price averaged over the previous 30 consecutive trading days equal to two times the exercise price of the right.

     In the event that, at any time on or after a person acquires 15% or more of the shares of common stock then outstanding, our company effects a merger or other business combination in which it is not the surviving entity, or any shares of our capital stock are changed into or exchanged for other securities, or 50% or more of its assets, cash flow or earning power is sold or transferred, then each holder of a right, except rights owned by any person who has acquired 15% or more of the shares of common stock then outstanding or certain related parties, which will have become void as set forth above, shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a fair market value equal to two times the exercise price of the right.

     The exercise price payable, and the number of units of Series A preferred stock, shares of capital stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend or distribution on the capital stock, a grant or distribution to holders of the capital stock of certain subscription rights, warrants, evidence of indebtedness, cash or other assets, or other similar events.

     No fractional units will be issued. In lieu thereof, an adjustment in cash will be made based on the market price of the common stock on the last trading date prior to the date of exercise. Pursuant to the rights plan, we reserve the right to require prior to the occurrence of one of the events that triggers the ability to exercise the rights that, upon any exercise of rights, a number of rights be exercised so that only whole shares of Series A preferred stock will be issued.

     We will also have the option, at any time after a person acquires 15% or more of our capital stock as described above on and before that person becomes, or simultaneously with that person becoming, the beneficial owner of 50% or more or the shares of rights plan voting stock then outstanding, to exchange the rights, other than rights owned by an acquiring person or certain related parties, which will have become void, in whole or in part, at an exchange ratio of one share of capital stock, and/or other equity securities deemed to have the same value as one share of capital stock, per right, subject to adjustment.

     At any time prior to the close of business on the tenth business day following the stock acquisition date, our company, by vote of a majority of our board, may redeem the rights in whole, but not in part, at a price of $0.01 per right, payable, at our option, in cash, shares of capital stock or such other consideration as our board may determine. The rights will terminate at the time so designated by our board and thereafter the only right of the holders of rights will be to receive the redemption price.

     For as long as the rights are redeemable, our company may, except with respect to the redemption price, amend the rights plan in any manner, including to extend the time period in which the rights may be redeemed. After the time the rights cease to be redeemable, we may amend the rights in any manner that does not materially adversely affect the interests of holders of the rights as such. Until a right is exercised, the holder, as such, will have no rights as a stockholder of our company, including the right to vote or to receive dividends.

     Our restated certificate of designations of the Series A preferred stock provides that each share of Series A preferred stock that may be issued upon exercise of the rights will be entitled to receive, when, as and if declared, cash and non-cash dividends equal to:

     - a dividend multiple of 100 times the aggregate per share amount of all cash and non-cash dividends declared or paid on the common stock, subject to adjustments for stock splits or dividends payable in common stock or reclassifications of common stock
     - preferential quarterly cash dividends of $.01 per share, less any dividends received

     Holders of Series A preferred stock will have a vote multiple of 100 votes per share, subject to adjustments for stock splits or dividends payable in common stock or reclassifications of common stock and, except as otherwise provided by the certificate of designations, our restated certificate of incorporation or applicable law, shall vote together with holders of capital stock as a single class. In the event that the preferential quarterly cash dividends are in arrears for six or more quarterly dividend payment periods, holders of Series A preferred stock will have the right to elect two additional members to our board, to serve until the next annual meeting of our company or until such earlier time as all accrued and unpaid preferential quarterly cash dividends are paid in full.

     In the event of the liquidation, dissolution or winding up of our company, after provision for liabilities and any preferential amounts payable with respect to any preferred stock ranking senior to the Series A preferred stock, the holders of any Series A preferred stock will be entitled to receive liquidation payments per share in an amount equal to the greater of the following:

     - $100.00 plus an amount equal to accrued and unpaid dividends and distributions thereon to the date of payment
     - a liquidation multiple of 100 times the aggregate amount to be distributed per share to holders of capital stock, subject to adjustments for stock splits or dividends payable in common stock or reclassifications of common stock

     The rights of the Series A preferred stock as to dividends, voting and liquidation are protected by antidilution provisions.

     In the event of a consolidation, merger or other transaction in which the shares of capital stock are exchanged, holders of shares of Series A preferred stock will be entitled to receive the amount and type of consideration equal to the per share amount received by the holders of the capital stock, multiplied by the highest of the dividend multiple, the vote multiple or the liquidation multiple as in effect immediately prior to the event.

     Except for the acquisition of shares of Series A preferred stock in any other manner permitted by law, our certificate of designations or our restated certificate of incorporation, the shares of Series A preferred stock are not redeemable at the option of our company or any holder thereof.

     The rights will have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire our company without the approval of our board. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire our company, even if such acquisition may be in the interest of our stockholders. Because our board can redeem the rights or approve a permitted offer, the rights will not interfere with a merger or other business combination approved by our board.

     The rights plan excludes Williams and its affiliates and associates from being considered acquiring persons until Williams first ceases to beneficially own 15% or more of the rights plan voting stock then outstanding.

          DESCRIPTION OF INDEBTEDNESS AND OTHER FINANCING ARRANGEMENTS

     The following are summaries of the material provisions of our debt agreements, copies of which we have filed as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law. See the section of this prospectus entitled "Where You Can Find Additional Information" for more information.

NOTES

GENERAL

     The notes are to be issued under an indenture, to be dated as of October 6, 1999, between us and The Bank of New York, as trustee. The notes are general unsecured senior obligations of ours, and will rank on a parity with all our other unsecured senior indebtedness.

     The 10.70% senior redeemable notes due 2007 will be limited to $500 million aggregate principal amount and will mature on October 1, 2007. The 10.875% senior redeemable notes due 2009 will be limited to $1,500 million aggregate principal amount and will mature on October 1, 2009. Interest on the notes will be payable on April 1 and October 1 of each year, commencing April 1, 2000 at the rate of 10.70% per annum for the senior redeemable notes due 2007 and 10.875% per annum for the senior redeemable notes due 2009.

     Optional redemption

     10.70% senior notes:

          We may redeem the 10.70% senior redeemable notes due 2007, in whole or in part, at any time at a make-whole price. The make-whole price will represent a premium based upon the present value of the remaining payments to be made with respect to the 10.70% senior redeemable notes due 2007 to be redeemed.

          At any time or from time to time prior to October 1, 2002, we may redeem up to 35% of the original aggregate principal amount of the 10.70% senior redeemable notes due 2007 at a redemption price equal to 110.70% of the principal amount of such notes so redeemed, with the net cash proceeds of one or more offerings of common stock as described in the indenture.

     10.875% senior notes:

          Prior to October 1, 2004, we may redeem all or part of the 10.875% senior redeemable notes due 2009 at any time at a make-whole price. The make-whole price will represent a premium based upon the present value of the remaining payments to be made with respect to the 10.875% senior redeemable notes due 2009 to be redeemed.

          The 10.875% senior notes will also be redeemable, at our option, in whole or in part, at any time after October 1, 2004, at redemption prices starting at 105.438% of their principal amount and declining to 100% of their principal amount on or after October 1, 2007, plus accrued and unpaid interest.

          In addition, at any time or from time to time prior to October 1, 2002, we may redeem up to 35% of the original aggregate principal amount of the 10.875% senior redeemable notes due 2009 at a redemption price equal to 110.875% of the principal amount of such notes so redeemed, with the net cash proceeds of one or more offerings of common stock as described in the indenture.

     Upon a change of control of our company, each note holder will have the right to require us to purchase that holder's notes.

COVENANTS

     The indenture contains certain restrictive covenants, including, among others, the following:

     - a limitation on our ability and that of our subsidiaries to incur indebtedness
     - a limitation on our ability and that of our subsidiaries to, directly or indirectly, make certain payments, including payment of dividends, prepayment of subordinated indebtedness, the repurchase of capital stock and making of investments
     - a limitation on our ability to allow to exist certain dividend and other payment restrictions affecting our subsidiaries
     - a limitation on our ability to sell or to permit any subsidiary to issue or sell capital stock of a subsidiary
     - a limitation on our ability and that of our subsidiaries to consummate certain asset dispositions unless certain conditions are fulfilled
     - limitations on transactions with affiliates
     - limitations on our ability and that of our subsidiaries to incur liens

     In addition, the indenture limits our ability to merge with or to transfer all or substantially all of our assets to another person. Except as set forth above, the indenture does not contain any material quantitative financial requirements. The notes provide for acceleration upon customary events of default.

     As of the date of the indenture, all of our subsidiaries will be subject to the restrictive covenants described above. However, if we meet certain conditions, we have the ability to designate subsidiaries as "unrestricted," which means they will no longer be subject to these covenants.

PERMANENT CREDIT FACILITY

     On September 8, 1999, our subsidiary, Williams Communications, Inc., entered into a $1.05 billion credit facility with various banks for which Bank of America, N.A. serves as administrative agent and a lender, The Chase Manhattan Bank serves as syndication agent and a lender, Chase Securities Inc. and Banc of America Securities LLC serve as joint lead arrangers and joint book managers and Bank of Montreal and The Bank of New York serve as co-documentation agents and lenders. The credit facility consists of a $525 million seven-year senior multi-draw amortizing term loan facility and a $525 million six-year senior reducing revolving credit facility. We may borrow under the term loan facility during a one-year period beginning on the commencement date of the credit facility. We may borrow under the revolving credit facility throughout its six-year term. It is intended that at the time of the completion of the offerings, both facilities will be guaranteed by our subsidiary Solutions LLC.

     The loans will bear interest based on our debt ratings by Standard & Poor's and Moody's. The annual rate of interest is currently LIBOR plus 2.25%.

     Term loans must be repaid beginning in the fourth year of the term loan facility: 15% of the term loans must be repaid during the fourth year, 25% during the fifth year, 30% during the sixth year and 30% during the seventh year. The commitments under the revolving credit facility will be permanently reduced by 20% in the fourth year, by 30% in the fifth year, and by 50% in the sixth year. We must repay amounts borrowed under the revolving credit facility to the extent these amounts are in excess of the remaining commitments.

     We are required to ratably prepay the term loans and reduce our revolving loan commitments by an amount equal to:

     - 100% of net cash proceeds from sales of assets to the extent these proceeds are not reinvested in core assets or permitted acquisitions
     - 50% of excess cash flow beginning in 2001

     - 100% of net cash proceeds received from the issuance of debt after the offerings, except permitted debt

     Prepayment of the term loans and reduction of the revolving loan commitments are not required from excess cash flow and is required from only 50% of the proceeds received from issuing debt if the ratings assigned to the facilities by Standard & Poor's and Moody's are not less than BBB- and Baa3, respectively, or if the ratio of total debt to adjusted EBITDA is less than 3.5 to 1.0. The lenders may terminate the permanent credit facility and declare all loans outstanding under the permanent credit facility due and payable if an event of default occurs under the permanent credit facility. Events of default under the permanent credit facility include:

     - nonpayment of principal or other amounts due under the facilities
     - material misrepresentations
     - covenant violations
     - a cross-default to our other material debt
     - certain bankruptcy and ERISA events
     - material judgments
     - a downgrade by Standard & Poor's or Moody's of the senior unsecured debt of Williams to less than BBB- or Baa3, respectively
     - a change of control of our company

     For these purposes, a change of control of our company would be deemed to include Williams' ownership of less than 75% of the voting power of our issued and outstanding voting stock or less than 65% of our issued and outstanding capital stock, except that these percentages would be reduced to 35% if the facilities are rated at least BBB- by Standard & Poor's and Baa3 by Moody's.

     The loans are unsecured except that if at any time the rating for the permanent credit facility assigned by Standard & Poor's is less than BB- or by Moody's is less than Ba3, we must, if requested by the lenders, provide the lenders with security interests and liens upon substantially all of our assets.

     The credit facility contains restrictive and financial maintenance covenants. Restrictive covenants include limitations on:

     - additional debt
     - creation of liens
     - guarantees
     - sales of assets
     - mergers, consolidations, liquidations and dissolutions
     - investments, loans, advances and acquisitions
     - dividends and other payments with respect to our capital stock and common stock of our subsidiaries and voluntary prepayments of debt, including the notes
     - material changes to our charter, the indenture for the notes, the Williams note, or certain other agreements
     - sale and leaseback transactions
     - material changes in our lines of business
     - transactions with affiliates
     - agreements not to pledge assets or pay dividends

     Financial maintenance covenants include:

     - a total debt to contributed capital requirement
     - a minimum adjusted EBITDA requirement
     - a limitation on capital expenditures
     - a total debt to adjusted EBITDA requirement
     - a senior debt to adjusted EBITDA requirement
     - an adjusted EBITDA to interest expense requirement

     Our ability to borrow under the permanent credit facility is subject to a number of conditions, many of which require lender satisfaction or are based on lender determination. The facilities are guaranteed by us, all of our direct and indirect domestic restricted subsidiaries, and, in the event the gross proceeds from the equity offering and concurrent investments are less than $1 billion, or the gross proceeds from the notes offering are less than $1.3 billion, the facilities will be guaranteed by Williams.

     We expect to borrow the amounts necessary under the permanent credit facility as and when needed for our capital investment plan and for working capital and general corporate purposes. At the time of the offerings we anticipate that we will have approximately $500 million in borrowings outstanding under the permanent credit facility that we plan to repay with proceeds from the offerings.

     At any time within two years after we enter into the facility, we may request one or more additional credit facilities from the permanent credit facility lenders. These facilities would be in an aggregate amount of not less than $100 million or more than $500 million. The terms and conditions of any additional facilities have not been agreed to and would have to be negotiated. The average life to maturity of any additional facilities could not be less than the remaining average life to maturity of the permanent term or revolving credit facilities. We are not required to request or enter into any additional facilities and, if we request additional facilities, no lender is obligated to participate.

SHORT TERM LOAN FACILITY

     We have entered into a $750 million short term loan facility with affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated (with a 50% commitment), Lehman Brothers Inc. (with a 25% commitment) and Salomon Smith Barney Inc. (with a 25% commitment) which will terminate on the earlier to occur of December 31, 1999 and the completion of the equity offering. We currently have borrowed $625 million under this facility. Obligations under this short term loan facility are guaranteed by Williams and bear interest at the same rate of interest borne by borrowings under our permanent credit facility. We intend to repay all of the then-outstanding borrowings under this short term loan facility with the proceeds of the concurrent investments and the offerings.

WILLIAMS NOTE

     To fund our operations, we historically have received capital contributions from Williams and interest-bearing advances from Williams and an affiliate of Williams at floating rates of interest established at specified margins above benchmark rates. As of June 30, 1999, Williams' total capital contributions to us were approximately $1.4 billion and our borrowings provided by Williams were $794.2 million at an annual interest rate of LIBOR plus 75 basis points. On September 8, 1999, the borrowings provided by Williams were converted into a seven-year amortizing note payable by Williams Communications, Inc. to Williams bearing interest at an annual rate based on our credit rating, currently LIBOR plus 2.25%. We currently have approximately $1.0 billion in borrowings from Williams. The permanent credit facility prohibits principal payments on the Williams note prior to June 30, 2000. For so long as no default or event of default exists under the permanent credit facility, principal will be paid quarterly beginning July 1, 2000, with no less than $25 million payable in any fiscal year. Additional principal payments are permitted under the permanent credit facility and will be made to the extent, after giving effect to such payment, the ratio of total debt to adjusted EBITDA, as defined in the permanent credit facility, is less than 5.0 to 1.0. Additional principal payments may also be made with additional capital as defined in the permanent credit facility. The Williams note is due and payable in full upon a change of control of our company.

     The Williams note ranks senior to the notes. It ranks equal to the permanent credit facility except to the extent the permanent credit facility is secured and as set forth in an intercreditor agreement entered into between Williams and the credit facility lenders. Under the intercreditor agreement, Williams has agreed that the Williams note will be subordinated to rights of the lenders in any bankruptcy, insolvency, liquidation or dissolution of the borrower and in the event of default under the credit facility, with some exceptions.

ASSET DEFEASANCE PROGRAM

     During 1998, we entered into an asset defeasance program in the form of an operating lease agreement covering a portion of the Williams network with a group of financial institutions. The total estimated cost of the network assets to be covered by this lease agreement is $750 million. The lease term includes an interim term, during which the covered network assets will be constructed, which is anticipated to end no later than December 31, 1999, and a base term. The interim and base terms are expected to total five years and, if renewed, could total seven years.

     We have an option to purchase the covered network assets during the lease term at an amount approximating the lessor's cost. Williams provides a residual value guarantee equal to a maximum of 89.9% of the transaction. The residual value guarantee is reduced by the present value of the actual lease payments. In the event that we do not exercise the purchase option, we expect the fair market value of the covered network assets to substantially reduce or eliminate Williams' payment under the residual value guarantee. At June 30, 1999, approximately $495 million of the $750 million of availability had been used under this program.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After the equity offering and the concurrent investments, we will have 458,475,924 shares of common stock outstanding, 33,440,959 of which will be owned by SBC, Intel and Telefonos de Mexico in the aggregate. The amounts of outstanding shares excludes the issuance of up to an additional 739,472 shares that SBC may elect to purchase. If the underwriters exercise their over-allotment option in full, we will have a total of 462,915,924 shares of common stock outstanding. There will also be outstanding up to approximately 463,000 shares which will be owned by selected officers. There will also be outstanding options to purchase up to approximately 7,890,000 shares of our common stock that will be issued to directors and selected officers and other employees of our company and Williams. In addition, we will have 395,434,965 shares of Class B common stock outstanding, all of which will be owned by Williams. The Class B common stock is convertible into common stock on a share-for-share basis at the option of the holder at any time, or automatically upon transfer to a person or entity which is not a permitted transferee. See the section of our prospectus of "Description for Capital Stock" for more information. All of the common stock sold in the equity offering will be freely transferable without restriction or further registration under the Securities Act, except for shares acquired by our directors and executive officers. The shares of Class B common stock to be retained by Williams and the shares of common stock to be acquired the concurrent investments are not being acquired under the equity offering and will have restrictions on resale.

     We, Williams, SBC, Intel, Telefonos de Mexico, our directors and executive officers and selected customers and suppliers who are purchasing common stock in the equity offering have agreed, subject to certain exceptions, not to offer, sell, or otherwise dispose of any capital stock for a period of 180 days after the date of this prospectus, without the prior written consent of Salomon Smith Barney Inc. and Lehman Brothers Inc. on behalf of the underwriters. Williams is not under any contractual obligation to retain our common stock or Class B common stock, except during this 180-day period. SBC, Intel and Telefonos de Mexico have agreed to additional restrictions on transfer of the shares of our common stock acquired by them. We can give no assurance concerning how long these parties will continue to hold their common stock after the equity offering.

     The shares of common stock acquired by SBC, Intel and Telefonos de Mexico will be restricted securities, and, as such, will be subject to the resale limitations of Rule 144 of the Securities Act.

     The shares of Class B common stock held by Williams and the shares of common stock acquired by any of our other affiliates will also be subject to the resale limitations of Rule 144 of the Securities Act. Rule 144 defines an affiliate as a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the issuer.

     In general, a stockholder subject to Rule 144 who has owned common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of:

     - 1% of the total number of shares of common stock then outstanding; and
     - the average weekly trading volume of the common stock during the four weeks preceding the stockholder's required notice of sale.

     Rule 144 requires stockholders to aggregate their sales with other stockholders with which it is affiliated for purposes of complying with this volume limitation. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the volume limitation and notice requirements of Rule 144.

     Following expiration of the 180-day period noted above, Williams will be entitled to require us to use our best efforts to register for sale under the Securities Act any shares of common stock held by it or any of its affiliates or that may be received by it upon conversion of its Class B common stock. SBC, Intel and Telefonos de Mexico also have registration rights. See the sections of this prospectus entitled "Relationship Between Our Company and Williams" and "Business -- Strategic alliances."

     We cannot estimate the number of shares of common stock that may be sold by third parties in the future because these sales will depend on market prices and other factors.

     Prior to the equity offering, there has been no public market for our common stock. We cannot predict the effect, if any, that future sales of shares of our common stock or the availability of our shares for sale would have on the prevailing market price of our common stock. Sales of a significant number of shares of our common stock, or the perception that these sales could occur, could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through an offering of equity securities. See "Risk Factors -- Risks relating to our common stock -- Shares eligible for public sale after this offering may adversely affect our stock price."

                IMPORTANT UNITED STATES FEDERAL TAX CONSEQUENCES
                    OF OUR COMMON STOCK TO NON-U.S. HOLDERS

     This is a general discussion of certain United States federal tax consequences of the acquisition, ownership, and disposition of our common stock by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A holder of our common stock who is not a U.S. person is a non-U.S. holder. We assume in this discussion that you will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). We do not discuss all aspects of U.S. federal taxation that may be important to you in light of your individual investment circumstances, such as special tax rules that would apply to you, for example, if you are a dealer in securities, financial institution, bank, insurance company, tax-exempt organization, partnership or owner of more than 5% of our common stock. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

     For purposes of this discussion, a U.S. person means any one of the following:

     - a citizen or resident of the U.S.
     - a corporation, partnership, or other entity created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.
     - an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source
     - a trust, the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust

DIVIDENDS

     Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30%. If, however, the dividend is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder, the dividend will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes. For purposes of determining whether tax is to be withheld at a reduced rate as specified by a treaty, we generally will presume that dividends we pay on or before December 31, 2000, to an address in a foreign country are paid to a resident of that country.

     Under recently finalized Treasury regulations, which in general apply to dividends that we pay after December 31, 2000, to obtain a reduced rate of withholding under a treaty, a non-U.S. holder generally will be required to provide certification as to that non-U.S. holder's entitlement to treaty benefits. These regulations also provide special rules to determine whether, for purposes of applying a treaty, dividends that we pay to a non-U.S. holder that is an entity should be treated as paid to holders of interests in that entity.

GAIN ON DISPOSITION

     A non-U.S. holder will generally not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

     - the gain is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder
     - the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met
     - the non-U.S. holder is subject to tax pursuant to provisions of the U.S. federal income tax law applicable to certain U.S. expatriates
     - we are or have been during certain periods a "United States real property holding corporation" for U.S. federal income tax purposes

     If we are or have been a United States real property holding corporation, a non-U.S. holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our common stock provided that:

     - the non-U.S. holder does not hold, and has not held during certain periods, directly or indirectly, more than 5% of our outstanding common stock and
     - our common stock is and continues to be traded on an established securities market for U.S. federal income tax purposes

We believe that our common stock will be traded on an established securities market for this purpose in any quarter during which it is listed on the NYSE.

     If we are or have been during certain periods a U.S. real property holding corporation and the above exception does not apply, a non-U.S. holder will be subject to U.S. federal income tax with respect to gain realized on any sale or other disposition of our common stock as well as to a withholding tax, generally at a rate of 10% of the proceeds. Any amount withheld pursuant to a withholding tax will be creditable against a non-U.S. holder's U.S. federal income tax liability.

     Gain that is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

UNITED STATES FEDERAL ESTATE TAXES

     Our common stock that is owned or treated as owned by an individual who is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, on the date of that person's death will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends that we paid to a holder, and the amount of tax that we withheld on those dividends. This information may also be made available to the tax authorities of a country in which the non-U.S. holder resides.

     Under current U.S. Treasury regulations, U.S. information reporting requirements and backup withholding tax will generally not apply to dividends that we pay on our common stock to a non-U.S. holder at an address outside the U.S. Payments of the proceeds of a sale or other taxable disposition of our common stock by a U.S. office of a broker are subject to both backup withholding at a rate of 31% and information reporting, unless the holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements, but not backup withholding tax, will also apply to payments of the proceeds of a sale or other taxable disposition of our common stock by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the U.S., unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met or the holder otherwise established an exemption.

     Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS.

     The U.S. Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, those regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. The final regulations are generally effective for payments made after December 31, 2000, subject to transition rules.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, the underwriters of the equity offering in the United States and Canada named below, for whom Salomon Smith Barney Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as U.S. representatives, and the underwriters of the concurrent equity offering outside the United States and Canada named below, for whom Lehman Brothers International (Europe), Salomon Brothers International Limited and Merrill Lynch International are acting as international representatives, severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares set forth opposite the name of each underwriter. Salomon Smith Barney Inc. and Lehman Brothers Inc. are also acting as joint book-running managers for the equity offering and Lehman Brothers Inc. is the structural advisor. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the co-lead manager of the equity offering.

                                                                NUMBER
                            NAME                               OF SHARES
                            ----                              -----------
U.S. underwriters:
  Salomon Smith Barney Inc. ................................    6,360,000
  Lehman Brothers Inc. .....................................    6,360,000
  Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated...............................    6,360,000
  Banc of America Securities LLC............................    1,150,000
  CIBC World Markets Inc....................................    1,150,000
  Credit Suisse First Boston Corporation....................    1,150,000
  Donaldson, Lufkin & Jenrette Securities Corporation.......    1,150,000
                                                              -----------
     Subtotal...............................................   23,680,000
                                                              -----------

                                                                NUMBER
                            NAME                               OF SHARES
                            ----                              -----------
International underwriters:
  Lehman Brothers International (Europe)....................    1,574,720
  Salomon Brothers International Limited....................    1,574,720
  Merrill Lynch International...............................    1,574,720
  Cazenove & Co.............................................       59,200
  Bank of America International Limited.....................      284,160
  CIBC World Markets International Limited..................      284,160
  Credit Suisse First Boston (Europe) Limited...............      284,160
  Donaldson, Lufkin & Jenrette International................      284,160
                                                              -----------
     Subtotal...............................................    5,920,000
                                                              -----------
                Total.......................................   29,600,000
                                                              ===========

     We refer to the U.S. underwriters and the international underwriters as the underwriters and the U.S. representatives and international representatives as the representatives. The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel as well as to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares. The offering price and underwriting discounts and commissions per share for the U.S. offering and the international offering are identical. The closing of the U.S. offering is a condition to the closing of the international offering and the closing of the international offering is a condition to the closing of the U.S. offering.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $.79 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 4,440,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to its initial purchase commitment.

     We, Williams, SBC, Intel and Telefonos de Mexico and our executive officers and directors have agreed not to do any of the following, whether any transaction described in clause (1), (2) or (3) below is to be settled by delivery of common stock or other securities, in cash or otherwise, in each case without the prior written consent of Salomon Smith Barney Inc. and Lehman Brothers Inc., on behalf of the underwriters, for a period of 180 days after the date of this prospectus:

(1) offer, sell, pledge, or otherwise dispose of, or enter into any transaction or device which is designed or could be expected to, result in the disposition by any person at any time in the future of, any shares of common stock or securities convertible into or exchangeable for common stock, other than any of the following:

     - the common stock sold under this prospectus

     - our issuance and sale of shares of common stock to SBC, Intel and Telefonos de Mexico in connection with the concurrent investments

     - our issuance of shares of Class B common stock to Williams in connection with our exercise of the Algar Telecom option

     - shares of common stock we issue pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights

     - shares of common stock we use as consideration for acquisitions or that we issue in connection with strategic alliances, provided that the recipient of these shares of our common stock agrees to be bound by the transfer restrictions set forth in this prospectus for the remaining term

(2) sell or grant options, rights or warrants for shares of our common stock or securities convertible into or exchangeable for our common stock except for common stock and options for common stock which we issue or grant to our officers, directors or employees

(3) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock

     The U.S. underwriters and the international underwriters have entered into an agreement among U.S. underwriters and international underwriters, pursuant to which each U.S.

underwriter has agreed that, as part of the distribution of the shares of common stock offered in the U.S. offering:

     - it is not purchasing any of these shares for the account of anyone other than a U.S. person, which is generally U.S. or Canadian residents, nationals or entities, and
     - it has not offered or sold, will not offer, sell, resell or deliver, directly or indirectly, any of these shares or distribute any prospectus relating to the U.S. offering to anyone other than a U.S. person

     In addition, pursuant to the agreement, each international underwriter has agreed that, as part of the distribution of the shares of common stock offered in the international offering:

     - it is not purchasing any of the shares for the account of a U.S. person, and
     - it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of these shares or distribute any prospectus relating to the international offering to any U.S. person

     The limitations described above do not apply to stabilization transactions or to other transactions specified in the underwriting agreement and the agreement among U.S. underwriters and international underwriters, including:

     - some purchases and sales between U.S. underwriters and the international underwriters
     - some offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investments discretion
     - purchases, offers or sales by a U.S. underwriter who is also acting as an international underwriter or by an international underwriter who is also acting as a U.S. underwriter
     - other transactions specifically approved by the U.S. representatives and the international representatives

     Any offer of the shares of common stock in Canada will be made only pursuant to an exemption from the prospectus filing requirement and an exemption from the dealer registration requirement (where such an exemption is not available, offers shall be made only by a registered dealer) in the relevant Canadian jurisdiction where any such offer is made.

     Each international underwriter has represented and agreed to all of the following:

     - It has not offered or sold and, prior to the date six months after the date of issue of the shares of common stock, will not offer or sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995.

     - It has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Public Offers of Securities Regulations 1995 with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

     - It has only issued or passed on, and will only issue or pass on, to any person in the United Kingdom any document received by it in connection with the issue of the shares of common stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise be issued or passed upon.

     Under the agreement between the U.S. underwriters and the international underwriters, each international underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident of Japan, any of the shares of common stock in connection with the distribution contemplated by this prospectus, except for offers and sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each international underwriter has further agreed to send to any dealer who purchases from it any of the shares of common stock a notice stating in substance that, by purchasing these shares, the dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of these shares, directly or indirectly, in Japan or to or for the account of any resident of Japan except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that the dealer will send to any other dealer to whom it sells any of these shares a notice containing substantially the same statements as set forth in this sentence.

     Pursuant to the agreement among the U.S. underwriters and international underwriters, sales may be made between the U.S. underwriters and the international underwriters of the number of shares of common stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for the shares of common stock being sold by the U.S. underwriters and the international underwriters less an amount equal to the selling concession allocable to those shares of common stock, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. underwriters and the international underwriters pursuant to the agreement among the U.S. underwriters and the international underwriters, the number of shares of common stock available for sale by the U.S. underwriters or by the international underwriters may be more or less than the amount specified on the cover page of this prospectus.

     In connection with the equity offering, Salomon Smith Barney Inc. and Lehman Brothers Inc., on behalf of the underwriters, may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of our common stock made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. and Lehman Brothers Inc., in covering syndicate short positions or making stabilizing purchases, repurchase shares originally sold by that syndicate member.

     Any of these activities may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     At our request, the underwriters have reserved shares of common stock offered in this prospectus for sale to all of the regular domestic employees and independent directors of our company and of Williams and selected suppliers and customers of our company at the initial public offering price set forth on the cover page of this prospectus. Up to 7.0% of the common stock constituting the equity offering will be available for purchase under the program, with no more than 0.7% of the common stock constituting the equity offering to be available for purchase by the independent directors of our company and Williams or our customers and suppliers. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase reserved shares. Our suppliers and customers who purchase shares of common stock will agree not to sell these shares for a period of 180 days after the date of this prospectus without the prior written consent of Salomon Smith Barney Inc. and Lehman Brothers Inc., on behalf of the underwriters.

     Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges in accordances with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover of this prospectus.

     We expect that more than 10% of the net proceeds of the offerings will be paid to affiliates of certain of the underwriters. Accordingly, the offering is being conducted in accordance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc., which requires that the initial public offering price be no higher than that recommended by a qualified independent underwriter as defined by the NASD. Salomon Smith Barney Inc. has agreed to serve in that capacity in connection with the equity offering and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus is a part. Salomon Smith Barney Inc. will receive no compensation for acting in this capacity; however, we have agreed to indemnify Salomon Smith Barney Inc. for acting as qualified independent underwriter against certain liabilities under the Securities Act of 1933.

     Certain of the underwriters of the equity offering and their affiliates engage in transactions with, and perform services for, our company in the ordinary course of business and have engaged and may in the future engage in commercial banking and investment banking transactions with us and with Williams, for which they receive customary compensation. In addition, Salomon Smith Barney Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, CIBC World Markets Corp. and Credit Suisse First Boston Corporation will also act as underwriters for the notes offering. Furthermore, Bank of America, an affiliate of Banc of America Securities LLC, one of the underwriters, is a lender under our interim credit facility, and affiliates of Salomon Smith Barney, Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will be lenders under the short term loan facility. We expect that affiliates of some of the underwriters will be lenders under the permanent credit facility.

     We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     The validity of the common stock offered in this prospectus and certain legal matters in connection with the offerings will be passed upon for us by our Senior Vice President, Law, William von Glahn. Certain legal matters in connection with the offerings will be passed upon by our special counsel, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented, and may continue to represent, Williams and its affiliates in certain legal matters, and is one of several firms that have provided advice on taxation matters in connection with the formation of WCG. Certain legal matters in connection with the offerings will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York. Davis Polk & Wardwell has from time to time represented, and may continue to represent, Williams and its affiliates in certain legal matters. As of the date of this prospectus, Mr. von Glahn owns, directly or indirectly, 196,416 shares of common stock of Williams and has the right to exercise options to receive an additional 90,504 shares. At the time of completion of the offerings, our company will grant to Mr. von Glahn options to purchase 50,000 shares of our common stock at an exercise price equal to the initial public offering price. Mr. von Glahn expects to purchase up to $40,000 principal amount of the notes in the notes offering.

                                    EXPERTS

     The consolidated financial statements and schedule of Williams Communications Group, Inc. at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein which, as to the year 1998, are based in part on the report of Arthur Andersen S/C, independent public accountants. The financial statements and schedule referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

     The combined financial statements of the Direct Sales Subsidiary, NCS (including BA Meridian) and TTS of the Enterprise Network's division of Nortel Networks Corporation, formerly Northern Telecom Limited, for the year ended December 31, 1996 and the four-month period ended April 30, 1997 appearing in this prospectus and registration statement have been audited by Deloitte & Touche LLP, independent auditors, as set forth thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) which we have filed with the Commission under the Securities Act, with respect to the common stock offered in this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the Commission. We refer you to the registration statement for further information about our company and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily summaries of the material provisions of those documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. You can inspect and copy the registration statement and the reports and other information we file with the Commission under the Exchange Act at the public reference room maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The same information will be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, N.Y. 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of this material from the public reference room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

     Upon the effectiveness of the registration statement, we will become subject to the information requirements of the Exchange Act. We will then file reports, proxy statements and other information under the Exchange Act with the Commission. In addition, Williams is subject to the information requirements of the Exchange Act and files reports and other information under the Exchange Act with the Commission. You can inspect and copy these reports and other information of our company and Williams at the locations set forth above or download these reports from the Commission's web site.

                         INDEX TO FINANCIAL STATEMENTS

WILLIAMS COMMUNICATIONS GROUP, INC.
  Report of Ernst & Young LLP, Independent Auditors.........   F-2
  Report of Arthur Andersen S/C, Independent Public
     Accountants............................................   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1998, 1997 and 1996 and the six months
     ended June 30, 1999 and 1998 (unaudited)...............   F-4
  Consolidated Balance Sheets as of December 31, 1998 and
     1997 and June 30, 1999 (unaudited).....................   F-5
  Consolidated Statements of Stockholder's Equity for the
     years ended December 31, 1998, 1997 and 1996 and the
     six months ended June 30, 1999 and 1998 (unaudited)....   F-6
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1998, 1997 and 1996 and the six months
     ended June 30, 1999 and 1998 (unaudited)...............   F-7
  Notes to Consolidated Financial Statements (Information as
     of June 30, 1999 and for the six months ended June 30,
     1999 and 1998 is unaudited)............................   F-8
DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
  AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
  NORTHERN TELECOM LIMITED
  Report of Deloitte & Touche LLP, Independent Auditors.....  F-41
  Combined Statements of Income and Changes in Net Assets
     for the four months ended April 30, 1997 and year ended
     December 31, 1996......................................  F-42
  Combined Statements of Cash Flows for the four months
     ended April 30, 1997 and year ended December 31,
     1996...................................................  F-43
  Notes to the Financial Statements.........................  F-44

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Williams Communications Group, Inc.

     We have audited the accompanying consolidated balance sheets of Williams Communications Group, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of ATL -- Algar Telecom Leste S.A. (an entity in which the Company has a 30% interest at December 31, 1998) have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to data included for ATL -- Algar Telecom Leste S.A., it is based solely on their report. In the consolidated statement of operations for the year ended December 31, 1998, the Company's equity in the net loss of ATL -- Algar Telecom Leste S.A. is $4,228,000.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Williams Communications Group, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Tulsa, Oklahoma
April 7, 1999,
except for the matters described in the
third paragraph of Note 10 and Note 17,
as to which the date is July 27, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management and Shareholders of
  ATL -- Algar Telecom Leste S.A.:

     We have audited the balance sheet of ATL -- ALGAR TELECOM LESTE S.A. (a Brazilian corporation in the pre-operating stage) as of December 31, 1998, and the related statements of income, changes in shareholders' investment and cash flows for the period from inception (March 26, 1998) to December 31, 1998 (not presented separately herein), all expressed in US dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATL -- ALGAR TELECOM LESTE S.A. (a pre-operating Company) as of December 31, 1998, and the results of its operations and its cash flows for the period from inception (March 26, 1998) to December 31, 1998, in conformity with generally accepted accounting principles in the United States of America.

                                            ARTHUR ANDERSEN S/C

Belo Horizonte, Brazil, January 29, 1999.
  (except with respect to the matter
  discussed in Note 8, as to which the
  date is February 5, 1999)

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                     SIX MONTHS ENDED
                                   JUNE 30, (UNAUDITED)              YEAR ENDED DECEMBER 31,
                                 -------------------------   ---------------------------------------
                                    1999          1998          1998          1997          1996
                                 -----------   -----------   -----------   -----------   -----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)
Revenues (Note 3)..............  $ 1,001,139   $   801,726   $ 1,733,469   $ 1,428,513   $   705,187
Operating expenses:
  Cost of sales................      765,742       587,238     1,294,583     1,043,932       517,222
  Selling, general and
     administrative............      264,852       206,996       489,173       329,513       152,484
  Provision for doubtful
     accounts..................       11,810         2,696        21,591         7,837         2,694
  Depreciation and
     amortization..............       62,112        40,759        87,081        71,863        32,378
  Other (Note 4)...............       26,913         1,033        34,245        32,269           500
                                 -----------   -----------   -----------   -----------   -----------
           Total operating
             expenses..........    1,131,429       838,722     1,926,673     1,485,414       705,278
                                 -----------   -----------   -----------   -----------   -----------
Loss from operations (Note
  3)...........................     (130,290)      (36,996)     (193,204)      (56,901)          (91)
Interest accrued...............      (29,033)       (6,250)      (18,650)       (8,714)      (17,367)
Interest capitalized...........        8,798         4,556        11,182         7,781            --
Equity losses (Note 3).........      (18,682)       (2,739)       (7,908)       (2,383)       (1,601)
Investing income...............        4,762         1,267         1,931           670           296
Minority interest in (income)
  loss of subsidiaries.........       11,272        (4,904)       15,645       (13,506)           --
Gain on sale of interest in
  subsidiary (Note 2)..........           --            --            --        44,540            --
Gain on sale of assets (Note
  4)...........................           --            --            --            --        15,725
Other income (loss), net.......         (758)          (44)          178           508          (108)
                                 -----------   -----------   -----------   -----------   -----------
Loss before income taxes.......     (153,931)      (45,110)     (190,826)      (28,005)       (3,146)
(Provision) benefit for income
  taxes (Note 5)...............      (45,834)        1,183         5,097        (2,038)         (368)
                                 -----------   -----------   -----------   -----------   -----------
Net loss.......................  $  (199,765)  $   (43,927)  $  (185,729)  $   (30,043)  $    (3,514)
                                 ===========   ===========   ===========   ===========   ===========
Basic loss per share:
  Net loss.....................  $  (199,765)  $   (43,927)  $  (185,729)  $   (30,043)  $    (3,514)
  Weighted average shares
     outstanding...............        1,000         1,000         1,000         1,000         1,000
Pro-forma loss per share
  (unaudited):
  Net loss.....................  $      (.43)  $      (.10)  $      (.40)  $      (.07)  $      (.01)
  Weighted average shares
     outstanding...............  460,000,000   460,000,000   460,000,000   460,000,000   460,000,000

                            See accompanying notes.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              AS OF             AS OF DECEMBER 31,
                                                             JUNE 30,       ---------------------------
                                                         1999 (UNAUDITED)        1998           1997
                                                         ----------------   --------------   ----------
                                                                         (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents............................     $   73,706        $   42,004     $   11,290
  Receivables less allowance of $34,098,000 (unaudited)
     ($23,576,000 in 1998 and $12,787,000 in 1997).....        513,330           491,871        291,100
  Due from affiliates (Note 14)........................             --             3,881             --
  Costs and estimated earnings in excess of billings...        188,405           185,922        144,575
  Inventories..........................................         81,493            67,699         63,484
  Deferred income taxes (Note 5).......................         27,918            23,829         20,090
  Other (Note 4).......................................         72,988            26,198         29,640
                                                            ----------        ----------     ----------
Total current assets...................................        957,840           841,404        560,179
Investments (Note 7)...................................        657,631           265,217         28,170
Property, plant and equipment -- net (Note 8)..........      1,060,635           712,404        413,452
Goodwill and other intangibles, net of accumulated
  amortization of $87,304,000 (unaudited) ($81,882,000
  in 1998 and $55,136,000 in 1997).....................        365,902           430,557        403,319
Due from affiliate (Note 14)...........................             --                --         97,097
Other assets and deferred charges (Note 15)............        129,430            88,964          9,617
                                                            ----------        ----------     ----------
Total assets...........................................     $3,171,438        $2,338,546     $1,511,834
                                                            ==========        ==========     ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable (Note 9)............................     $  142,931        $  269,736     $   59,402
  Due to affiliates (Note 14)..........................         55,722            38,510        123,584
  Accrued liabilities (Note 9).........................        270,761           198,676        176,979
  Billings in excess of costs and estimated earnings...         63,876            49,434         48,054
  Long-term debt due within one year (Note 10).........            372               690          1,195
                                                            ----------        ----------     ----------
Total current liabilities..............................        533,662           557,046        409,214
Long-term debt:
  Affiliates (Note 14).................................        800,956           620,710             --
  Other (Note 10)......................................        613,275             3,020        125,746
Deferred income taxes (Note 5).........................        127,135            29,417         20,090
Other liabilities......................................         23,040            10,595          5,126
Minority interest in subsidiaries......................        121,504           110,076         83,156
Stockholder's equity:
  Common stock, $1 per share par value, 1,000 shares
     issued and authorized.............................              1                 1              1
  Capital in excess of par value.......................      1,391,160         1,299,871      1,000,348
  Accumulated deficit..................................       (516,924)         (316,896)      (128,368)
  Accumulated other comprehensive income (loss) (Note
     11)...............................................         77,629            24,706         (3,479)
                                                            ----------        ----------     ----------
Total stockholder's equity.............................        951,866         1,007,682        868,502
                                                            ----------        ----------     ----------
Total liabilities and stockholder's equity.............     $3,171,438        $2,338,546     $1,511,834
                                                            ==========        ==========     ==========

                            See accompanying notes.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                      CAPITAL                    ACCUMULATED
                                                         IN                         OTHER
                                            COMMON   EXCESS OF    ACCUMULATED   COMPREHENSIVE
                                            STOCK    PAR VALUE      DEFICIT     INCOME(LOSS)      TOTAL
                                            ------   ----------   -----------   -------------   ----------
                                                                    (IN THOUSANDS)
Balance, December 31, 1995................    $1     $  179,712    $ (85,492)     $     --      $   94,221
  Net loss................................    --             --       (3,514)           --          (3,514)
  Capital contributions from parent.......    --        439,000           --            --         439,000
  Dividends to parent.....................    --             --       (2,760)           --          (2,760)
  Other...................................    --            306           --            --             306
                                              --     ----------    ---------      --------      ----------
Balance, December 31, 1996................     1        619,018      (91,766)           --         527,253
  Net loss................................    --             --      (30,043)           --         (30,043)
  Other comprehensive loss (Note 11):
     Unrealized depreciation on marketable
        equity securities.................    --             --           --        (2,348)         (2,348)
     Foreign currency translation
        adjustments.......................    --             --           --        (1,131)         (1,131)
                                                                                                ----------
  Comprehensive loss......................                                                         (33,522)
  Capital contributions from parent.......    --        366,130           --            --         366,130
  Acquisition of subsidiary with parent
     stock................................    --         15,200           --            --          15,200
  Dividends to parent.....................    --             --       (6,559)           --          (6,559)
                                              --     ----------    ---------      --------      ----------
Balance, December 31, 1997................     1      1,000,348     (128,368)       (3,479)        868,502
  Net loss................................    --             --     (185,729)           --        (185,729)
  Other comprehensive income (loss) (Note
     11):
     Unrealized appreciation on marketable
        equity securities.................    --             --           --        29,977          29,977
     Foreign currency translation
        adjustments.......................    --             --           --        (1,792)         (1,792)
                                                                                                ----------
  Comprehensive loss......................                                                        (157,544)
  Capital contributions from parent.......    --        299,493           --            --         299,493
  Noncash dividends to parent.............    --             --       (2,799)           --          (2,799)
  Other...................................    --             30           --            --              30
                                              --     ----------    ---------      --------      ----------
Balance, December 31, 1998................     1      1,299,871     (316,896)       24,706       1,007,682
  Net loss*...............................    --             --     (199,765)           --        (199,765)
  Other comprehensive income (loss) (Note
     11):
     Unrealized appreciation on marketable
        equity securities*................    --             --           --        74,492          74,492
     Foreign currency translation
        adjustments*......................    --             --           --       (21,569)        (21,569)
                                                                                                ----------
  Comprehensive loss*.....................                                                        (146,842)
  Capital contributions from parent*......    --         91,289           --            --          91,289
  Other*..................................    --             --         (263)           --            (263)
                                              --     ----------    ---------      --------      ----------
Balance, June 30, 1999*...................    $1     $1,391,160    $(516,924)     $ 77,629      $  951,866
                                              ==     ==========    =========      ========      ==========

---------------

* Amounts for the six months ended June 30, 1999 are unaudited.

                            See accompanying notes.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      SIX MONTHS ENDED
                                                    JUNE 30, (UNAUDITED)         YEAR ENDED DECEMBER 31,
                                                    ---------------------   ---------------------------------
                                                      1999        1998        1998        1997        1996
                                                    ---------   ---------   ---------   ---------   ---------
                                                                         (IN THOUSANDS)
OPERATING ACTIVITIES
Net loss..........................................  $(199,765)  $ (43,927)  $(185,729)  $ (30,043)  $  (3,514)
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation....................................     45,593      27,280      58,924      48,266      22,453
  Amortization of goodwill and other
     intangibles..................................     16,519      13,479      28,157      23,597       9,925
  Provision (benefit) for deferred income taxes...     43,033      (1,808)     (7,781)     (1,777)     (1,600)
  Provision for loss on property..................     26,654          --          --      29,043          --
  Provision for loss on investment................         --          --      23,150       2,500          --
  Provision for doubtful accounts.................     11,810       2,696      21,591       7,837       2,694
  Equity losses...................................     18,682       2,739       7,908       2,383       1,601
  Gain on disposition of interest in subsidiary...         --          --          --     (44,540)         --
  Gain on sale of assets..........................         --          --          --          --     (15,725)
  Minority interest in income (loss) of
     subsidiaries.................................    (11,272)      4,904     (15,645)     13,506          --
  Cash provided (used) by changes in:
     Receivables sold.............................    (33,767)        345       8,103      25,664          --
     Receivables..................................    (11,009)    (61,340)   (213,148)    (34,127)    (15,420)
     Costs and estimated earnings in excess of
       billings...................................     (2,483)     12,979     (41,298)    (66,454)     (8,753)
     Inventories..................................    (13,056)      4,637      (2,347)     (6,613)     (1,896)
     Other current assets.........................      1,234     (10,279)    (10,640)        210     (17,484)
     Accounts payable.............................    (41,513)     49,622     108,770     (24,349)     13,851
     Accrued liabilities..........................     60,688     (17,643)     18,226      42,480      11,715
     Billings in excess of costs and estimated
       earnings...................................     14,442     (41,038)      1,380      38,239       5,214
     Due to/from affiliates.......................     21,093     (12,738)    (89,870)    127,378       7,320
     Other........................................     16,185      (6,370)    (10,561)     (5,342)    (12,156)
                                                    ---------   ---------   ---------   ---------   ---------
Net cash provided by (used in) operating
  activities......................................    (36,932)    (76,462)   (300,810)    147,858      (1,775)
FINANCING ACTIVITIES
Proceeds from long-term debt......................    940,963          --          --     150,890         126
Payments on long-term debt........................   (330,933)   (125,809)   (126,677)   (187,534)     (1,353)
Capital contributions from parent.................     91,289     123,627     299,493     366,130     439,000
Contribution to subsidiary from minority interest
  shareholders....................................     17,361          --          --          --          --
Changes due to/from affiliates....................    180,246     326,304     717,807     (96,974)   (209,004)
Dividends to parent...............................         --          --          --      (6,559)     (2,760)
                                                    ---------   ---------   ---------   ---------   ---------
Net cash provided by financing activities.........    898,926     324,122     890,623     225,953     226,009
INVESTING ACTIVITIES
Property, plant and equipment:
  Capital expenditures............................   (572,387)   (253,971)   (401,004)   (276,249)    (66,900)
  Proceeds from sales and dark fiber
     transactions.................................     48,894         628      40,012      15,292      23,010
Purchase of investments...........................   (306,799)     (7,002)   (226,489)    (25,345)    (15,415)
Acquisition of businesses, net of cash acquired...         --          --       9,067     (81,192)   (164,881)
Proceeds from sale of business....................         --          --      10,000          --          --
Other.............................................         --       8,920       9,315       4,000          --
                                                    ---------   ---------   ---------   ---------   ---------
Net cash used in investing activities.............   (830,292)   (251,425)   (559,099)   (363,494)   (224,186)
                                                    ---------   ---------   ---------   ---------   ---------
Increase (decrease) in cash and cash
  equivalents.....................................     31,702      (3,765)     30,714      10,317          48
Cash and cash equivalents at beginning of
  period..........................................     42,004      11,290      11,290         973         925
                                                    ---------   ---------   ---------   ---------   ---------
Cash and cash equivalents at end of period........  $  73,706   $   7,525   $  42,004   $  11,290   $     973
                                                    =========   =========   =========   =========   =========

                            See accompanying notes.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 1998, 1997 AND 1996 (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED.)

1. NATURE OF THE BUSINESS -- HISTORY AND FORMATION OF THE COMPANY -- BASIS OF PRESENTATION -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF THE BUSINESS

     Williams Communications Group, Inc. ("WCG" as described below) owns, operates and is extending a nationwide fiber optic network focused on providing voice, data, Internet and video services to communications service providers. WCG also sells, installs and maintains equipment and network services that address the comprehensive voice and data needs of organizations of all sizes. WCG's primary business units are Williams network ("Network") and Williams Communications Solutions ("Solutions"). WCG also owns and operates businesses that create demand for capacity on the Williams network, create demand for our solutions unit services or develop expertise in advanced transmission applications. In addition, WCG has a number of investments in domestic and foreign businesses that drive bandwidth usage on the Williams network, increase service capabilities, strengthen customer relationships or extend WCG's reach. These businesses and investments are referred to as "Strategic Investments."

HISTORY AND FORMATION OF THE COMPANY

     WCG is owned by The Williams Companies, Inc. ("Williams"). In 1985, Williams entered the communications business by pioneering the placement of fiber optic cables in decommissioned pipelines. By 1989, through a combination of construction projects and acquisitions, Williams had completed the fourth nationwide digital fiber optic network. The network consisted of approximately 9,700 route miles. By 1994, Williams, through its WilTel subsidiary, was one of the top providers of broadband data services and long distance voice services as well as the first provider to offer nationwide frame relay transmission capacity.

     In January 1995, Williams completed the sale of the WilTel network business to LDDS Communications, Inc. (now MCI WorldCom, Inc.) for approximately $2.5 billion. The sale included the nationwide fiber optic network and the associated consumer, business and carrier customers. Williams excluded from the sale an approximate 9,700 route mile single fiber network, comprised of a single fiber strand and associated equipment on the nationwide network, WilTel's communications equipment distribution business, and Vyvx, Inc. ("Vyvx"), a leading provider of integrated fiber optic, satellite and teleport video transmission services. The single-fiber network, along with Vyvx, our solutions unit and a number of acquired companies formed the initial basis for what is today WCG. See Note 2 for a description of acquisitions in 1996 through 1998.

     Under agreements with MCI WorldCom, Inc., the single fiber network can only be used to transmit video and multimedia services, including Internet services, until July 1, 2001. After July 1, 2001, the single fiber network can be used for any purpose, including voice and data tariffed services. In addition, as part of the sale to MCI WorldCom, Inc., Williams agreed not to reenter the communications network business until January 1998.

     In October 1997, management and ownership of the single fiber network was transferred from Strategic Investments to Network and intercompany transfer pricing was established prospectively. In addition, consulting, outsourcing and the management of Williams' internal telephone operations, activities previously performed within Strategic Investments, were

                      WILLIAMS COMMUNICATIONS GROUP, INC.

transferred to Network. For comparative purposes, the 1996 and 1997 consulting, outsourcing and internal telephone management activities previously performed in Strategic Investments that were transferred to Network have been reflected in Network's segment results. See Note 3 for segment disclosures.

     In January 1998, Williams reentered the communications network business, announcing its plans to develop a fiber optic network consisting of 32,000 route miles.

     In November 1998, Williams announced its intention to sell a minority interest in WCG through an initial public offering. Prior to the initial public offering, Williams contributed certain international communications investments held in Williams International Company to WCG for inclusion in the initial public offering (see Note 17).

BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been retroactively restated to reflect the historical consolidated financial position as of June 30, 1999 (unaudited) and December 31, 1998 and 1997 and the consolidated results of operations and cash flows for the six months ended June 30, 1999 and 1998 (unaudited) and each of the three years in the period ended December 31, 1998 as if the contribution of the international investments held in Williams International Company to WCG described above had occurred and operated as a stand alone business throughout the periods presented. The June 30, 1999 and 1998 financial statements have not been audited by independent auditors, but include all normal recurring adjustments which, in the opinion of WCG's management, are necessary to present fairly its financial position as of June 30, 1999 and results of operations and cash flows for the six months ended June 30, 1999 and 1998. Williams Communications Group, Inc. and Williams International Company are both wholly owned subsidiaries of Williams. When the consolidated financial statements refer to WCG, references include both Williams Communications Group, Inc. together with its subsidiaries and the international assets contributed to the company from Williams. In addition, when the consolidated financial statements refer to Williams or parent, the reference includes Williams, either alone or together with its consolidated subsidiaries as the context requires, except for WCG. Prior to the completion of the equity offering, the existing outstanding common stock of WCG, all of which is owned by Williams, will be reclassified into shares of Class B common stock.

     The consolidated financial statements include the accounts of WCG and its majority owned subsidiaries and a subsidiary that WCG controls but owns less than 50% of the voting common stock. Companies in which WCG owns 20% to 50% of the voting common stock, or otherwise has the ability to exercise significant influence over the operating and financial policies of the company, are accounted for under the equity method of accounting.

     The specific international investments referred to above include the interests in ATL-Algar Telecom Leste S.A. ("ATL") located in Brazil, accounted for under the equity method (see Note 7), and a 36% interest at June 30, 1999 (22% at December 31, 1998) in PowerTel Limited ("PowerTel") located in Australia, accounted for under the principles of consolidation inasmuch as WCG has control over the operations despite its less than 50% ownership as WCG holds four of the seven PowerTel board seats and can control the ultimate decisions relating to the operations of PowerTel.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     WCG is organized into three operating segments as follows: (1) Network, which includes fiber optic construction, transmission and management services,
(2) Solutions, which includes distribution and integration of communications equipment for voice and data networks, and (3) Strategic Investments, which includes Vyvx services (video, advertising distribution and other multimedia transmission services via terrestrial and satellite links for the broadcast industry), closed circuit video broadcasting services for businesses and audio and video conferencing services, investments in domestic communications companies and investments in foreign communications companies located in Australia, Brazil and Chile.

     WCG's operations do not currently provide positive cash flow. Accordingly, Williams has historically funded WCG's capital expenditures and acquisitions through a combination of advances and capital contributions. Williams will continue to provide cash to WCG or assist in the attainment of bridge financing up to the effective date of the public offering. Subsequent to that date, WCG intends to finance future cash outlays through internally generated and external funds without relying on cash advances or contributions from Williams.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Transmission and management services revenues are recognized monthly as the services are provided. Amounts billed in advance of the service month are recorded as deferred revenue.

     Grants of indefeasible rights of use, or IRUs, of constructed but unlit fiber, or dark fiber, in exchange for cash, are accounted for as leases. IRUs are evaluated for sales-type lease accounting which resulted in certain lease transactions being accounted for as sales at the time of acceptance of the fiber by the customer. IRUs that do not meet the criteria for a sales-type lease are accounted for as an operating lease, and the cash received is recognized as revenue over the term of the IRU. IRUs exchanged for cash entered into after June 30, 1999 are accounted for as operating leases. See "Recent Accounting Standards" below.

     New systems sales and upgrades revenues are recognized under the percentage of completion method. Revenues on these contracts are initially recognized upon delivery of equipment with the remaining revenues under the contracts being recognized over the installation period based on the relationship of incurred labor to total estimated labor. Estimated losses on all contracts in progress are accrued when the loss becomes known. Costs incurred and estimated earnings on contracts in excess of billings are recorded and reflected as current assets in the balance sheet. The billings associated with these contracts occur incrementally over the term of the contract or upon completion of the contract, as provided in the applicable contract. Billings to customers in excess of costs incurred and estimated earnings are recorded and reflected as current liabilities.

     Customer service order revenues are recognized under the completed contract method. Customer service orders represent moves, adds or changes to existing customer systems.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     Revenues on contracts for maintenance of installed systems are deferred and amortized on a straight-line basis over the lives of the related contracts.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include demand and time deposits, certificates of deposit and other marketable securities with maturities of three months or less when acquired.

INVENTORIES

     Inventories consist primarily of purchased new and refurbished data, voice and video equipment, and are stated at the lower of average cost or market.

PROPERTY, PLANT AND EQUIPMENT

     Property and equipment is recorded at cost. Depreciation is computed primarily on the straight-line method over estimated useful lives.

GOODWILL AND OTHER INTANGIBLES

     Goodwill is amortized on a straight-line basis over the estimated period of benefit ranging from ten to twenty-five years. Other intangibles are amortized on a straight-line basis over the estimated period of benefit ranging from five to twenty years.

IMPAIRMENT OF LONG-LIVED ASSETS

     WCG evaluates its long-lived assets, including related intangibles, of identifiable business activities for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

     For assets identified to be disposed of in the future, the carrying value of these assets is compared to the estimated fair value less the cost to sell to determine if an impairment is required. Until the assets are disposed of, an estimate of the fair value is redetermined when related events or circumstances change.

INCOME TAXES

     WCG's operations are included in the Williams' consolidated federal income tax return. A tax sharing agreement exists between WCG and Williams to allocate and settle among themselves the consolidated federal income tax liability (see
Note 5). Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial basis and tax basis of WCG's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to an amount that will more likely than not be realized.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

EARNINGS PER SHARE

     Basic earnings per share are based on the 1,000 shares outstanding for all periods presented. Diluted earnings per share are not presented as there are no dilutive securities related to the WCG stock for the periods presented. The pro-forma earnings per share was based on an assumed average shares outstanding of 460,000,000. Stock options and awards have not been considered in calculating the pro-forma net loss per share as their effect would be anti-dilutive.

FOREIGN CURRENCY TRANSLATION

     The functional currency of WCG is the U.S. dollar. The functional currency of WCG's foreign operations is the applicable local currency for each foreign subsidiary and equity method investee, including the Australian dollar, Brazilian real and Canadian dollar. Assets and liabilities of foreign subsidiaries and equity investees are translated at the spot rate in effect at the applicable reporting date, and the combined statements of operations and WCG's share of the results of operations of its equity affiliates are translated at the average exchange rates in effect during the applicable period. The resulting cumulative translation adjustment is recorded as a separate component of other comprehensive income.

     Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transactions gains and losses which are reflected in the statement of operations.

RECENT ACCOUNTING STANDARDS

     WCG adopted the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," on January 1, 1999. The SOP requires that all start-up costs be expensed as incurred and the expense related to the initial application of this SOP was immaterial.

     In June 1999, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 30, 1999. Under this interpretation, dark fiber is considered integral equipment and accordingly title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease. After June 30, 1999, the effective date of FASB Interpretation No. 43, sales-type lease accounting will no longer be appropriate for dark fiber leases and, therefore, these transactions will be accounted for as operating leases unless title to the fibers under lease transfers to the lessee or the agreement was entered into prior to June 30, 1999.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the 1999 presentation. Effective January 1, 1999, the segments previously known as Applications and Strategic Investments were combined as they are now collectively managed and reported under the name of Strategic Investments.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

2. ACQUISITIONS

NORTEL

     On April 30, 1997, WCG purchased Northern Telecom Limited's ("Nortel") North American customer-premise equipment distribution business which was then combined with WCG's equipment distribution business to create Williams Communications Solutions, LLC. ("Solutions LLC"). WCG owns 70% of Solutions LLC and Nortel owns the remaining 30%. WCG paid approximately $68 million to Nortel. WCG has accounted for its 70% interest in the operations as a purchase business combination, and beginning May 1, 1997, has included the results of operations of the acquired company in WCG's consolidated statement of operations. Accordingly, the acquired assets and liabilities, including $168 million in accounts receivable, $68 million in accounts payable and accrued liabilities and $161 million in debt obligations, were recorded based on an allocation of the purchase price, with the cost in excess of historical carrying values, which approximated fair value, allocated to identifiable intangible assets and goodwill.

     WCG recorded the 30% ownership reduction in its operations contributed to Solutions LLC as a sale to Nortel. WCG recognized a gain of $44.5 million based on the excess of the fair value over the net book value (approximately $71 million) of its operations conveyed to Nortel's minority interest. Income taxes were not provided on the gain, because the transaction did not affect the difference between the financial and tax bases of identifiable assets and liabilities.

OTHER

     During the three years ended December 31, 1998, WCG acquired 11 companies in addition to the business combination involving Nortel. Each acquisition was accounted for as a purchase business combination. The acquired assets and liabilities have been recorded based on an allocation of the purchase price, including identifiable intangibles with any remaining cost in excess of fair value allocated to goodwill. WCG has included the results of operations of the acquired entities in WCG's consolidated results of operations generally from the date of acquisition. A summary of the acquisitions by segment is as follows:

NETWORK

     On March 7, 1997, WCG acquired Critical Technologies, Inc., a company which designs and manages outsourced communications networks, by utilizing a $15,200,000 contribution of Williams common stock.

SOLUTIONS

     In January 1996, WCG acquired Comlink, Inc., a voice and network systems integration company, for approximately $13 million in cash.

     On August 30, 1996, WCG acquired SoftIRON Systems, Inc., a network systems integration company, for approximately $9 million in cash.

     On October 13, 1998, WCG acquired Computer Networking Group, Inc., a Canadian company which provides customers with comprehensive multimedia network consulting and remote network management services, for approximately $13 million to be paid over four years. Approximately $11 million of the acquisition price was recorded at the acquisition date as the

                      WILLIAMS COMMUNICATIONS GROUP, INC.

remaining $2 million is contingent upon certain performance measures. Approximately $3 million of the acquisition price was paid at the acquisition date with the remaining $7,700,000 payable on the October 13 anniversary date as follows: 1999 -- $1,323,000, 2000 -- $1,667,000, 2001 -- $2,296,000 and
2002 -- $2,404,000.

STRATEGIC INVESTMENTS

     On May 1, 1996, WCG acquired Global Access Telecommunications Services, Inc., a reseller of worldwide satellite video transmission services, for approximately $22 million in cash.

     On August 1, 1996, WCG acquired ITC Media Conferencing, a provider of audio and video conferencing services, for approximately $48 million in cash.

     On November 19, 1996, WCG acquired Cycle-Sat, Inc., a distributor of television and radio commercials using satellite, fiber-optic and digital technologies, for approximately $57 million in cash.

     On December 31, 1996, WCG acquired Viacom MGS, an advertising distribution services company, for approximately $15 million in cash.

     On March 3, 1997, WCG acquired Satellite Management International, Inc., a full service provider of closed-circuit video broadcasting services for businesses, for approximately $6 million in cash.

     On August 14, 1998, Williams International Company acquired 22% (based on 25% of the common shares and no preferred shares) of PowerTel, a publicly owned telecommunications company in Australia, for approximately $25 million in cash and subscribed to purchase additional common and preferred shares for approximately $67 million to increase its combined ownership to approximately 45% by February 2000. WCG also received 44,680,851 options to purchase additional common shares of PowerTel at 0.47 Australian dollars per share. The options, which expire in 2003, are not publicly traded and do not have a readily determinable fair value. On February 9, 1999, in accordance with the subscription agreement, additional preferred and common shares were purchased at a total cost of $31,845,000, increasing WCG's ownership to 35% of the common shares. WCG consolidates its interest in PowerTel as WCG currently holds a majority of PowerTel's board seats and exercises control over PowerTel's operations. After WCG's initial investment, PowerTel had approximately $38 million in cash, which resulted in net cash acquired of approximately $13 million when consolidated by WCG.

     On October 23, 1998, WCG acquired Intersys, a data systems integration, ATM frame relay and professional development company based in Mexico, for approximately $1 million in cash and conversion of the investment WCG had in Intersys' parent.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     Costs of acquisitions, net of cash acquired, for all acquisitions discussed above are as follows for the years ended December 31:

                                                1998       1997        1996
                                              --------   ---------   --------
                                                      (IN THOUSANDS)
Working capital.............................  $ (3,048)  $ 121,830   $ 16,862
Property and equipment......................     4,567      21,211     17,790
Goodwill and other intangibles..............    52,506     215,821    142,287
Long-term debt..............................    (3,446)   (160,873)    (1,234)
Minority interest...........................   (49,137)    (69,650)        --
Other.......................................   (10,509)    (31,947)   (10,824)
                                              --------   ---------   --------
Cost of acquisitions, net of cash
  acquired..................................  $ (9,067)  $  96,392   $164,881
                                              ========   =========   ========

     The following summarized unaudited pro forma financial information for the years ended December 31 assumes each acquisition had occurred on January 1 of the year immediately preceding the year of the acquisition:

                                             1998         1997         1996
                                          ----------   ----------   ----------
                                                     (IN THOUSANDS)
Revenues................................  $1,776,349   $1,756,253   $1,533,140
Net loss................................  $ (189,707)  $  (37,615)  $  (11,162)

     The pro forma results include operating results prior to the acquisitions and adjustments to interest expense, goodwill amortization and income taxes. The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.

3. SEGMENT DISCLOSURES

     WCG adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," during the fourth quarter of 1998. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers.

     WCG evaluates performance based upon segment profit or loss from operations which includes revenues from external and internal customers, equity earnings or losses, operating costs and expenses, and depreciation and amortization and excludes allocated charges from parent. The accounting policies of the segments are the same as those described in Note 1. Intercompany sales are generally accounted for as if the sales were to unaffiliated third parties, that is, at current market prices.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     The following table presents certain financial information concerning WCG's reportable segments.

                                                                                       STRATEGIC
                                                           NETWORK      SOLUTIONS     INVESTMENTS   ELIMINATIONS     TOTAL
                                                          ----------   ------------   -----------   ------------   ----------
                                                                                    (IN THOUSANDS)
JUNE 30, 1999 (UNAUDITED)
Revenues:
  External customers:
     Dark fiber.........................................  $   71,927    $       --    $        --    $       --    $   71,927
     Capacity and other.................................      96,855            --        133,205            --       230,060
     New systems sales and upgrades.....................          --       403,818             --            --       403,818
     Maintenance and customer service orders............          --       271,431             --            --       271,431
     Other..............................................          --        15,148             --            --        15,148
                                                          ----------    ----------    -----------    ----------    ----------
  Total external customers..............................     168,782       690,397        133,205            --       992,384
  Affiliates............................................       6,660         2,095             --            --         8,755
  Intercompany..........................................      21,947            --            264       (22,211)           --
                                                          ----------    ----------    -----------    ----------    ----------
Total segment revenues..................................  $  197,389    $  692,492    $   133,469    $  (22,211)   $1,001,139
                                                          ==========    ==========    ===========    ==========    ==========
Costs of sales:
  Dark fiber............................................  $   54,189    $       --    $        --    $       --    $   54,189
  Capacity and other....................................     131,669            --         83,543            --       215,212
  New systems sales and upgrades........................          --       294,239             --            --       294,239
  Maintenance and customer service orders...............          --       143,505             --            --       143,505
  Indirect operating and maintenance....................          --        58,597             --                      58,597
  Intercompany..........................................          --         5,356         16,855       (22,211)           --
                                                          ----------    ----------    -----------    ----------    ----------
Total cost of sales.....................................  $  185,858    $  501,697    $   100,398    $  (22,211)   $  765,742
                                                          ==========    ==========    ===========    ==========    ==========
Segment loss:
  Loss from operations..................................  $  (45,376)   $  (20,947)   $   (63,967)   $       --    $ (130,290)
  Equity losses.........................................          --            --        (18,682)           --       (18,682)
  Add back -- allocated charges from parent.............       1,863         4,137            624            --         6,624
                                                          ----------    ----------    -----------    ----------    ----------
Total segment loss......................................  $  (43,513)   $  (16,810)   $   (82,025)   $       --    $ (142,348)
                                                          ==========    ==========    ===========    ==========    ==========
Total assets............................................  $1,082,071    $  974,423    $ 1,114,944    $       --    $3,171,438
Depreciation and amortization...........................  $   13,481    $   22,686    $    25,945    $       --    $   62,112

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                                                                                     STRATEGIC
                                                            NETWORK    SOLUTIONS    INVESTMENTS   ELIMINATIONS     TOTAL
                                                            --------   ----------   -----------   ------------   ----------
                                                                                    (IN THOUSANDS)
JUNE 30, 1998 (UNAUDITED)
Revenues:
  External customers:
     Capacity and other...................................  $ 23,282   $       --   $   100,218    $       --    $  123,500
     New systems sales and upgrades.......................        --      376,339            --            --       376,339
     Maintenance and customer service orders..............        --      289,378            --            --       289,378
     Other................................................        --        4,739            --            --         4,739
                                                            --------   ----------   -----------    ----------    ----------
  Total external customers................................    23,282      670,456       100,218            --       793,956
  Affiliates..............................................     4,010        1,640         2,120            --         7,770
  Intercompany............................................    24,750           --           274       (25,024)           --
                                                            --------   ----------   -----------    ----------    ----------
Total segment revenues....................................  $ 52,042   $  672,096   $   102,612    $  (25,024)   $  801,726
                                                            ========   ==========   ===========    ==========    ==========
Costs of sales:
  Capacity and other......................................  $ 40,829   $       --   $    63,824    $       --    $  104,653
  New systems sales and upgrades..........................        --      266,735            --            --       266,735
  Maintenance and customer service orders.................        --      161,993            --            --       161,993
  Indirect operating and maintenance......................        --       53,857            --            --        53,857
  Intercompany............................................       139        4,450        20,435       (25,024)           --
                                                            --------   ----------   -----------    ----------    ----------
Total cost of sales.......................................  $ 40,968   $  487,035   $    84,259    $  (25,024)   $  587,238
                                                            ========   ==========   ===========    ==========    ==========
Segment income(loss):
  Income(loss) from operations............................  $(15,147)  $   12,647   $   (34,496)   $       --    $  (36,996)
  Equity losses...........................................        --           --        (2,739)           --        (2,739)
  Add back -- allocated charges from parent...............       786        5,166           895            --         6,847
                                                            --------   ----------   -----------    ----------    ----------
Total segment loss........................................  $(14,361)  $   17,813   $   (36,340)   $       --    $  (32,888)
                                                            ========   ==========   ===========    ==========    ==========
Depreciation and amortization.............................  $  5,135   $   18,702   $    16,922    $       --    $   40,759

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                                                                                       STRATEGIC
                                                            NETWORK     SOLUTIONS     INVESTMENTS   ELIMINATIONS     TOTAL
                                                            --------   ------------   -----------   ------------   ----------
                                                                                     (IN THOUSANDS)
DECEMBER 31, 1998
Revenues:
  External customers:
     Dark fiber...........................................  $ 64,100    $       --    $        --    $       --    $   64,100
     Capacity and other...................................    73,367            --        216,634            --       290,001
     New systems sales and upgrades.......................        --       791,518             --            --       791,518
     Maintenance and customer service orders..............        --       556,392             --            --       556,392
     Other................................................        --        16,029             --            --        16,029
                                                            --------    ----------    -----------    ----------    ----------
  Total external customers................................   137,467     1,363,939        216,634            --     1,718,040
  Affiliates..............................................     7,710         3,465          4,254            --        15,429
  Intercompany............................................    49,759            --            522       (50,281)           --
                                                            --------    ----------    -----------    ----------    ----------
Total segment revenues....................................  $194,936    $1,367,404    $   221,410    $  (50,281)   $1,733,469
                                                            ========    ==========    ===========    ==========    ==========
Costs of sales:
  Dark fiber..............................................  $ 38,500    $       --    $        --    $       --    $   38,500
  Capacity and other......................................   118,627            --        137,255            --       255,882
  New systems sales and upgrades..........................        --       554,726             --            --       554,726
  Maintenance and customer service orders.................        --       311,258             --            --       311,258
  Indirect operating and maintenance......................        --       134,217             --            --       134,217
  Intercompany............................................       252         9,274         40,755       (50,281)           --
                                                            --------    ----------    -----------    ----------    ----------
Total cost of sales.......................................  $157,379    $1,009,475    $   178,010    $  (50,281)   $1,294,583
                                                            ========    ==========    ===========    ==========    ==========
Segment loss:
  Loss from operations....................................  $(27,716)   $  (58,966)   $  (106,522)   $       --    $ (193,204)
  Equity losses...........................................        --            --         (7,908)           --        (7,908)
  Add back -- allocated charges from parent...............     1,409         8,435          1,810            --        11,654
                                                            --------    ----------    -----------    ----------    ----------
Total segment loss........................................  $(26,307)   $  (50,531)   $  (112,620)   $       --    $ (189,458)
                                                            ========    ==========    ===========    ==========    ==========
Total assets..............................................  $727,119    $  967,948    $   643,479    $       --    $2,338,546
Equity method investments.................................  $     --    $       --    $    48,710    $       --    $   48,710
Additions to long-lived assets............................  $350,249    $   57,504    $    95,724    $       --    $  503,477
Depreciation and amortization.............................  $ 13,228    $   36,637    $    37,216    $       --    $   87,081

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                                                                                      STRATEGIC
                                                             NETWORK    SOLUTIONS    INVESTMENTS   ELIMINATIONS     TOTAL
                                                             --------   ----------   -----------   ------------   ----------
                                                                                     (IN THOUSANDS)
DECEMBER 31, 1997
Revenues:
  External customers:
     Capacity and other....................................  $ 16,637   $       --   $  213,098     $       --    $  229,735
     New systems sales and upgrades........................        --      674,604           --             --       674,604
     Maintenance and customer service orders...............        --      508,319           --             --       508,319
     Other.................................................        --        5,363           --             --         5,363
                                                             --------   ----------   ----------     ----------    ----------
  Total external customers.................................    16,637    1,188,286      213,098             --     1,418,021
  Affiliates...............................................     5,217        1,512        3,763             --        10,492
  Intercompany.............................................    21,159           --        1,105        (22,264)           --
                                                             --------   ----------   ----------     ----------    ----------
Total segment revenues.....................................  $ 43,013   $1,189,798   $  217,966     $  (22,264)   $1,428,513
                                                             ========   ==========   ==========     ==========    ==========
Cost of sales:
  Capacity and other.......................................  $ 28,657   $       --   $  139,609     $       --    $  168,266
  New systems sales and upgrades...........................        --      505,284           --             --       505,284
  Maintenance and customer service orders..................        --      267,775           --             --       267,775
  Indirect operating and maintenance.......................        --      102,607           --             --       102,607
  Intercompany.............................................       554        5,446       16,264        (22,264)           --
                                                             --------   ----------   ----------     ----------    ----------
Total cost of sales........................................  $ 29,211   $  881,112   $  155,873     $  (22,264)   $1,043,932
                                                             ========   ==========   ==========     ==========    ==========
Segment profit (loss):
  Income (loss) from operations............................  $  3,278   $   37,052   $  (97,231)    $       --    $  (56,901)
  Equity earnings (losses).................................        --           --       (2,383)            --        (2,383)
  Add back -- allocated charges from parent................        --        6,690        2,540             --         9,230
                                                             --------   ----------   ----------     ----------    ----------
Total segment profit (loss)................................  $  3,278   $   43,742   $  (97,074)    $       --    $  (50,054)
                                                             ========   ==========   ==========     ==========    ==========
Total assets...............................................  $246,317   $  922,823   $  342,694     $       --    $1,511,834
Equity method investments..................................  $  2,317   $       --   $    3,815     $       --    $    6,132
Additions to long-lived assets.............................  $175,861   $  236,000   $  108,457     $       --    $  520,348
Depreciation and amortization..............................  $  4,012   $   30,142   $   37,709     $       --    $   71,863

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                                                                                       STRATEGIC
                                                             NETWORK    SOLUTIONS     INVESTMENTS   ELIMINATIONS     TOTAL
                                                             -------   ------------   -----------   ------------   ----------
                                                                                      (IN THOUSANDS)
DECEMBER 31, 1996
Revenues:
  External customers:
     Capacity and other....................................  $    --    $       --    $   130,816    $       --    $  130,816
     New systems sales and upgrades........................       --       306,110             --            --       306,110
     Maintenance and customer service orders...............       --       251,221             --            --       251,221
     Other.................................................       --         9,379             --            --         9,379
                                                             -------    ----------    -----------    ----------    ----------
  Total external customers.................................       --       566,710        130,816            --       697,526
  Affiliates...............................................    4,918         1,362          1,381            --         7,661
  Intercompany.............................................    6,145            --            280        (6,425)           --
                                                             -------    ----------    -----------    ----------    ----------
Total segment revenues.....................................  $11,063    $  568,072    $   132,477    $   (6,425)   $  705,187
                                                             =======    ==========    ===========    ==========    ==========
Cost of sales:
  Capacity and other.......................................  $ 4,681    $       --    $    81,535    $       --    $   86,216
  New systems sales and upgrades...........................       --       223,519             --            --       223,519
  Maintenance and customer service orders..................       --       155,130             --            --       155,130
  Indirect operating and maintenance.......................       --        52,357             --            --        52,357
  Intercompany.............................................       --         4,484          1,941        (6,425)           --
                                                             -------    ----------    -----------    ----------    ----------
Total cost of sales........................................  $ 4,681    $  435,490    $    83,476    $   (6,425)   $  517,222
                                                             =======    ==========    ===========    ==========    ==========
Segment profit (loss):
  Income (loss) from operations............................  $ 5,750    $    8,887    $   (14,728)   $       --    $      (91)
  Equity losses............................................       --            --         (1,601)           --        (1,601)
  Add back -- allocated charges from parent................       --         5,439    $     1,204            --         6,643
                                                             -------    ----------    -----------    ----------    ----------
Total segment profit (loss)................................  $ 5,750    $   14,326    $   (15,125)   $       --    $    4,951
                                                             =======    ==========    ===========    ==========    ==========
Total assets...............................................  $    --    $  344,606    $   377,081    $       --    $  721,687
Equity method investments..................................  $    --    $       --    $     6,550    $       --    $    6,550
Additions to long-lived assets.............................  $    --    $   34,906    $   192,071    $       --    $  226,977
Depreciation and amortization..............................  $    --    $   16,023    $    16,355    $       --    $   32,378

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     The following geographic area data includes revenues from external customers based on product shipment origin for the years ended December 31 and long-lived assets based upon physical location as of December 31.

                                               1998         1997        1996
                                            ----------   ----------   --------
                                                      (IN THOUSANDS)
Revenues from external customers:
  United States...........................  $1,591,779   $1,336,743   $693,943
  Other...................................     126,261       81,278      3,583
                                            ----------   ----------   --------
Total.....................................  $1,718,040   $1,418,021   $697,526
                                            ==========   ==========   ========
Long-lived assets:
  United States...........................  $1,070,772   $  805,830   $374,439
  Other...................................      55,510        5,141      1,244
                                            ----------   ----------   --------
Total.....................................  $1,126,282   $  810,971   $375,683
                                            ==========   ==========   ========

     Long-lived assets are comprised of property, plant and equipment and goodwill and other intangible assets.

4. ASSET SALES AND WRITE-OFFS

     During the second quarter of 1999, management determined that the businesses that provide audio and video conferencing services and closed-circuit video broadcasting services for businesses were held for sale. On June 30, 1999, WCG signed an agreement, which closed effective July 31, 1999, with Genesys, S.A. to sell its business which provides audio and video conferencing services. In addition, on July 31, 1999, WCG signed and closed an agreement with Cyberstar L.P. to sell its business which provides closed-circuit video broadcasting services for businesses. The proceeds from these transactions total approximately $50 million. WCG recognized a pre-tax loss of $26.7 million consisting of a $22.8 million impairment of the assets to fair value based on the expected net sales proceeds and exit costs of $3.9 million consisting of $2.8 million of contractual obligations and $1.1 million of employee-related costs related to the sales of these businesses. These transactions resulted in an income tax provision of approximately $7.9 million, which reflects the impact of certain differences between the book and tax basis in the assets. Loss from operations related to these assets for the six months ended June 30, 1999 and 1998 were $9.3 million and $9.9 million, respectively. At June 30, 1999, the asset basis of $50.0 million was classified as held for sale in other current assets and, accordingly, depreciation and amortization were suspended on these assets at June 30, 1999.

     Included in 1998 other operating expenses and Strategic Investments' segment loss is a $23,150,000 loss related to abandoning an investment in a venture involved in the technology and transmission of business information for news and educational purposes. The loss occurred as a result of WCG's re-evaluation and decision to exit the venture as WCG decided against making further investments in the venture. WCG abandoned its entire ownership interest in the venture in 1998. The loss primarily consists of $17 million from writing off the entire carrying amount of the investment and $5 million from recognition of contractual obligations that will continue after the abandonment. During 1998, $2 million of the contractual obligations were paid. WCG's share of losses from the venture accounted for under the equity method were $3,670,000, $2,269,000 and none in 1998, 1997 and 1996, respectively.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     Included in 1997 other operating expenses and Strategic Investments' segment loss are impairments and other charges totaling $29,043,000. In the fourth quarter of 1997, WCG made the decision and committed to a plan to sell the learning content business, which resulted in a loss of $22.7 million in 1997. The loss consisted of a $21 million impairment of the assets to fair value less cost to sell and recognition of $1.7 million in costs associated with the decision to sell the business. Fair value was based on management's estimate of the expected net proceeds to be received. During 1998, a significant portion of the learning content business was sold with a resulting $2 million reduction in 1998 expenses. The carrying amount of the learning content business at December 31, 1998 and 1997 is not significant to WCG's consolidated balance sheet. The results of operations and effect of suspending amortization for the learning content business included in the consolidated net loss are not significant for any of the periods presented. Costs of $1.7 million recorded in 1997 primarily consist of contractual obligations and employee termination costs. Additional employee termination costs of $1 million were incurred in 1998. Additionally, WCG made the decision and committed to a plan to sell the enhanced fax business, resulting in an impairment loss of $4 million in 1997. Fair value was based on management's estimate of the expected proceeds to be received. The fax business was sold in 1998 resulting in a $.5 million reduction in 1998 expenses. In 1997, WCG also recorded $2 million of expenses from cancellation payments for leases that are no longer being utilized in WCG's operations.

     In 1996, WCG recognized a pre-tax gain of $15,725,000 from the sale of certain communication rights (obtained from affiliates in 1995) for approximately $38 million.

5. PROVISION (BENEFIT) FOR INCOME TAXES

     WCG's operations are included in Williams' consolidated federal income tax return. WCG has a tax sharing agreement with Williams under which the amount of federal income taxes allocated to WCG is generally determined as though WCG were filing a separate federal consolidated income tax return. Under the terms of the tax sharing agreement, any loss or other similar tax attribute realized for periods prior to the initial public offering will be allocated solely to Williams. WCG will be responsible for any taxes resulting to Williams if the loss or similar tax attribute is reduced by audit or otherwise. For any loss or other similar tax attribute realized after the initial public offering, WCG will receive the benefit of the loss or other similar tax attribute only if WCG is able to carry forward the loss or other similar tax attribute against its hypothetical separate return tax calculation for a period in which WCG remains a member of Williams' consolidated federal income tax group. If WCG ceases to be a member of Williams' consolidated federal income tax return, WCG will retain only its allocable share under applicable law of any consolidated loss or other similar tax attribute realized after the initial public offering to the extent that it has not been treated as utilizing such loss or attribute on a hypothetical separate tax return basis under the tax sharing agreement. Similar concepts apply to allocate the state unitary, combined or consolidated, income tax liability.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     The provision (benefit) for income taxes for the six months ended June 30, 1999 and 1998 (unaudited) and the years ended December 31, 1998, 1997 and 1996 includes:

                              SIX MONTHS ENDED
                            JUNE 30, (UNAUDITED)    YEARS ENDED DECEMBER 31,
                            --------------------   ---------------------------
                             1999         1998      1998      1997      1996
                            -------      -------   -------   -------   -------
                                              (IN THOUSANDS)
Current:
  Federal.................  $    --      $    --   $    --   $    --   $ 1,810
  State...................       10           39       162     2,081       158
  Foreign.................    2,791          586     2,522     1,734        --
                            -------      -------   -------   -------   -------
                              2,801          625     2,684     3,815     1,968
Deferred:
  Federal.................   32,318       (1,313)   (5,652)   (2,761)   (1,761)
  State...................   10,715         (495)   (2,129)      984       161
                            -------      -------   -------   -------   -------
                             43,033       (1,808)   (7,781)   (1,777)   (1,600)
                            -------      -------   -------   -------   -------
Total provision
  (benefit)...............  $45,834      $(1,183)  $(5,097)  $ 2,038   $   368
                            =======      =======   =======   =======   =======

     The following table presents the U.S. and foreign components of loss before income taxes for the years ended December 31, 1998, 1997 and 1996:

                                                  YEARS ENDED DECEMBER 31,
                                               ------------------------------
                                                 1998        1997      1996
                                               ---------   --------   -------
                                                       (IN THOUSANDS)
United States................................  $(187,874)  $(27,880)  $(2,184)
Foreign......................................     (2,952)       125      (962)
                                               ---------   --------   -------
Total loss before taxes......................  $(190,826)  $(28,005)  $(3,146)
                                               =========   ========   =======

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     Reconciliations from the benefit for income taxes at the federal statutory rate to the provision (benefit) for income taxes for the six months ended June 30, 1999 and 1998 (unaudited) and the years ended December 31, 1998, 1997 and 1996 are as follows:

                           SIX MONTHS ENDED
                         JUNE 30, (UNAUDITED)      YEARS ENDED DECEMBER 31,
                        ----------------------   -----------------------------
                          1999          1998       1998       1997      1996
                        --------      --------   --------   --------   -------
                                            (IN THOUSANDS)
Benefit at statutory
  rate................  $(53,875)     $(15,789)  $(66,789)  $ (9,802)  $(1,101)
Increases (reductions)
  in taxes resulting
  from:
  State income
     taxes............     6,804          (297)    (1,279)     1,992       207
  Goodwill
     amortization.....     3,566         1,195      5,286      2,675     1,469
  Asset sales.........    16,765            --         --         --        --
  Non-taxable gain
     from the sale of
     interest in
     subsidiary.......        --            --         --    (15,605)       --
  Change in valuation
     allowance........        --        (1,727)    (7,639)    10,827        --
  Tax benefits
     allocated to
     Williams.........    71,204        14,693     60,519     10,731        --
  Other -- net........     1,370           742      4,805      1,220      (207)
                        --------      --------   --------   --------   -------
Provision (benefit)
  for income taxes....  $ 45,834      $ (1,183)  $ (5,097)  $  2,038   $   368
                        ========      ========   ========   ========   =======

     Significant components of deferred tax assets and liabilities as of December 31 are as follows:

                                                           1998       1997
                                                          -------   --------
                                                            (IN THOUSANDS)
Deferred tax assets:
  Deferred revenues.....................................  $14,321   $ 15,424
  Impairment and other charges..........................       --     12,891
  Other.................................................   12,789      3,392
                                                          -------   --------
                                                           27,110     31,707
Valuation allowance.....................................   (3,188)   (10,827)
                                                          -------   --------
Total deferred tax assets...............................   23,922     20,880
Deferred tax liabilities:
  Property, plant and equipment.........................   13,418     21,339
  Securities available for sale.........................   13,763     (1,565)
  Other.................................................    2,329      1,106
                                                          -------   --------
Total deferred tax liabilities..........................   29,510     20,880
                                                          -------   --------
Net deferred tax liability..............................  $ 5,588   $     --
                                                          =======   ========

     Valuation allowances have been established that reduce deferred tax assets to an amount that will more likely than not be realized. Uncertainties that may affect the realization of these

                      WILLIAMS COMMUNICATIONS GROUP, INC.

assets include application of the tax sharing agreement with Williams, tax law changes and expiration of carryforward periods. The valuation allowance decreased during 1998 and increased during 1997, primarily due to application of the tax sharing agreement with Williams.

     If WCG had filed a separate federal income tax return for all periods presented, the provision (benefit) for income taxes for 1998 and 1997 would reflect additional benefit from the carryback or carryforward of federal net operating losses that would have been recognized by WCG on a separate return basis. The deferred federal income tax benefit for 1998 would have increased by $5,588,000, to reflect the benefit of a deferred tax asset for the federal net operating loss carryforward generated in 1998, to the extent of the existing net deferred tax liability. A current federal income tax benefit for 1997 of $12,761,000 would have been recognized to reflect the refund of tax from carryback of the federal net operating loss generated in 1997. The provision (benefit) for income taxes for 1996 would not change since a federal net operating loss was not generated in 1996.

     Cash payments for income taxes (net of refunds) were $2,067,000, $1,148,000 and $2,444,000 in 1998, 1997 and 1996, respectively.

6. EMPLOYEE BENEFIT PLANS

     Substantially all of WCG's employees are covered by noncontributory defined benefit pension plans. Effective August 1, 1997, separate plans were established for the Solutions LLC union employees and Solutions LLC salaried employees. Substantially all of the remaining WCG employees are covered by Williams' noncontributory defined benefit pension plans in which WCG is included. WCG is also included in Williams' health care plan that provides postretirement medical benefits to certain retired employees.

     Contributions for pension and postretirement medical benefits related to WCG's participation in the Williams plans were $1,742,000, $357,000 and $12,463,000 in 1998, 1997 and 1996, respectively. The change in contributions from year to year is due to a change in the rate of pension contributions during the periods. Contributions in excess of the minimum funding requirements were made in 1996 and the resulting credit balances from 1996 were used to reduce the required pension contributions in 1997.

     The following table presents the changes in benefit obligations and plan assets for pension benefits for the Solutions LLC plans for the years indicated. It also presents a reconciliation of the funded status of these benefits to the amount recognized in the accompanying consolidated balance sheet as of December 31 of each year indicated.

                                                           PENSION BENEFITS
                                                           -----------------
                                                            1998      1997
                                                           -------   -------
                                                            (IN THOUSANDS)
Change in benefit obligation:
  Benefit obligation at beginning of year................  $41,987   $    --
  Service cost...........................................    4,604     1,770
  Interest cost..........................................    2,972     1,130
  Actuarial loss.........................................    2,566       497
  Acquisition............................................       --    38,663
  Benefits paid..........................................     (234)      (73)
                                                           -------   -------
Benefit obligation at end of year........................   51,895    41,987
                                                           -------   -------

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                                                           PENSION BENEFITS
                                                           -----------------
                                                            1998      1997
                                                           -------   -------
                                                            (IN THOUSANDS)
Change in plan assets:
  Fair value of plan assets at beginning of year.........   42,971        --
  Actual return on plan assets...........................    5,247      (956)
  Acquisition............................................       73    44,000
  Employer contributions.................................      502        --
  Benefits paid..........................................     (234)      (73)
                                                           -------   -------
Fair value of plan assets at end of year.................   48,559    42,971
                                                           -------   -------
Funded status............................................   (3,336)      984
Unrecognized net actuarial loss..........................    4,550     2,855
Unrecognized prior service credit........................   (1,230)   (1,510)
                                                           -------   -------
Net prepaid (accrued) benefit cost.......................  $   (16)  $ 2,329
                                                           =======   =======
Included in the accompanying consolidated balance sheet
  as follows:
  Prepaid benefit cost...................................  $ 2,196   $ 3,791
  Accrued benefit cost...................................   (2,212)   (1,462)
                                                           -------   -------
Net prepaid (accrued) benefit cost.......................  $   (16)  $ 2,329
                                                           =======   =======
Net pension expense for the Solutions LLC plans consisted
  of the following for the years ended December 31:
Components of net periodic pension expense:
  Service cost...........................................  $ 4,604   $ 1,770
  Interest cost..........................................    2,972     1,130
  Expected return on plan assets.........................   (4,293)   (1,551)
  Amortization of prior service credit...................     (280)     (117)
  Recognized net actuarial gain..........................      (83)      (18)
                                                           -------   -------
Net periodic pension expense.............................  $ 2,920   $ 1,214
                                                           =======   =======
The following are the weighted-average assumptions
  utilized as of December 31 of the year indicated:
  Discount rate..........................................      7.0%      7.1%
  Expected return on plan assets.........................     10.0      10.0
  Rate of compensation increase..........................      5.0       5.0

     Williams maintains various defined contribution plans in which WCG is included. WCG's costs related to these plans were $16,415,000, $9,564,000 and $5,934,000 in 1998, 1997 and 1996, respectively. These costs increased over the period from 1996 to 1998 primarily due to acquisitions (see Note 2).

     Included in selling, general and administrative expenses for 1998 is an accrual of $11,500,000 related to the modification of WCG's employee benefit program associated with vesting of paid time off. In December 1998, WCG increased the number of days in the new paid time off policy and changed the benefits with regard to sick pay.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

7. INVESTMENTS

     Investments as of June 30, 1999 (unaudited) and December 31, 1998 and 1997 are as follows:

                                                                  DECEMBER 31,
                                                JUNE 30,       ------------------
                                            1999 (UNAUDITED)     1998      1997
                                            ----------------   --------   -------
                                                       (IN THOUSANDS)
  Equity method:
     ATL -- common stock..................      $ 55,603       $ 48,256   $    --
     Others...............................            --            454     6,132
                                                --------       --------   -------
                                                  55,603         48,710     6,132
  Cost method:
     ATL -- preferred stock...............       317,621        100,573        --
     Others...............................        68,100         28,001     3,332
                                                --------       --------   -------
                                                 385,721        128,574     3,332
  Advances to investees...................         4,997          4,997     7,619
  Marketable equity securities............       211,310         82,936    11,087
                                                --------       --------   -------
                                                $657,631       $265,217   $28,170
                                                ========       ========   =======

     No dividends were received from investments in companies carried on the equity basis for 1998, 1997 or 1996.

     Included in the investments table above are noncurrent marketable equity securities which are classified as available for sale under the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The carrying amount of this investment is reported at fair value with net unrealized appreciation or depreciation reported as a component of stockholder's equity. A comparison of the carrying amount of this investment to cost as of June 30, 1999 (unaudited) and December 31, 1998 and 1997 is as follows:

                                                             DECEMBER 31,
                             JUNE 30,         -------------------------------------------
                         1999 (UNAUDITED)             1998                   1997
                       --------------------   --------------------   --------------------
                                 FAIR VALUE             FAIR VALUE             FAIR VALUE
                                 (CARRYING              (CARRYING              (CARRYING
                        COST      AMOUNT)      COST      AMOUNT)      COST      AMOUNT)
                       -------   ----------   -------   ----------   -------   ----------
                                                 (IN THOUSANDS)
Concentric Network
  Corporation........  $41,543    $208,598    $41,543    $82,936     $15,000    $11,087
Other................    2,700       2,712         --         --          --         --
                       -------    --------    -------    -------     -------    -------
                       $44,243    $211,310    $41,543    $82,936     $15,000    $11,087
                       =======    ========    =======    =======     =======    =======

     WCG acquired 710,036 warrants to purchase common stock of Concentric Network Corporation in connection with WCG's acquisition of Concentric Network Corporation common stock in 1997. No basis was allocated to the warrants as the fair value of the warrants was considered to be nominal at the date the warrants were acquired. Each warrant entitles the holder thereof to purchase one share of Concentric Network Corporation common stock for $3. The warrants expire in 2002.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     As of August 31, 1999, the Concentric Network Corporation investment has depreciated since June 30, 1999, to a fair value of $115.1 million based upon the August 31, 1999 stock price of $21 15/16.

     On January 13, 1999, the Brazilian Central Bank removed the limits of variations of the Brazilian Real compared to the U.S. dollar, allowing free market fluctuation of the exchange rate. As a result, the value of the Real in U.S. dollars has declined 33% from December 31, 1998 to June 30, 1999.

     Williams has granted WCG an option to acquire Williams' entire equity and debt interest in Algar Telecom S/A, a Brazilian telecommunications company, at net book value. The option is exercisable at any time from January 1, 2000 to January 1, 2001 and is payable entirely in WCG's Class B common stock. The net book value of Williams investment in Algar Telecom as of December 31, 1998 was approximately $170 million including advances of $100 million. WCG has not assigned any value to the option as of December 31, 1998.

     At December 31, 1998, Williams, WCG's predecessor in interest, owned 30% of the preferred shares in ATL and through participation in a limited liability company owned 30% of the common stock. In March 1999, Williams, WCG's predecessor in interest, purchased from Algar Telecom for $265 million an additional 35% economic interest, representing a 19% voting interest, in ATL.

     In March 1999, Williams, WCG's predecessor in interest, pledged 49% and 100% of its investment in ATL's common and preferred stock, respectively, as collateral for a U.S. dollar denominated $521 million loan from Ericsson Project Finance AB to ATL. In addition, Algar Telecom pledged 49% of its 51% investment in ATL common stock and 100% of its 27% investment in ATL preferred stock as collateral for the loan.

     Summarized financial position as of December 31, 1998 and results of operations for the period from inception (March 26, 1998) to December 31, 1998 for ATL are as follows (in thousands):

Current assets..............................................   $   55,641
Noncurrent assets...........................................    1,572,276
Current liabilities.........................................     (522,385)
Long-term debt..............................................      (26,427)
Other noncurrent liabilities................................     (649,743)
                                                               ----------
Stockholders' equity........................................   $  429,362
                                                               ==========
Revenues....................................................   $   29,953
Gross profit................................................   $      281
Net loss....................................................   $  (42,277)

     On March 30, 1999, WCG acquired 19.9% of the common stock of Metrocom S.A., a start-up telecommunications company in Chile, for $15 million. WCG also paid $9.5 million for warrants to purchase up to an additional 30.1% of Metrocom S.A. If exercised, the warrants must be exercised in total and have an aggregate exercise price of approximately $10 million. The warrants effectively expire March 30, 2003. The investment in Metrocom S.A. is accounted for under the cost method.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

8. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment as of June 30, 1999 (unaudited) and December 31 is summarized as follows:

                                                                  DECEMBER 31,
                                DEPRECIABLE     JUNE 30,     -----------------------
                                   LIVES          1999          1998         1997
                               --------------  -----------   -----------   ---------
                                 (IN YEARS)    (UNAUDITED)
                                                          (IN THOUSANDS)
Fiber........................      25-30       $  116,589     $ 116,439    $  23,712
Optronics....................       7-10          209,830       167,997      144,191
Right-of-way.................      20-40          135,165       135,113        5,291
Computer equipment...........        3             69,274        70,026       36,835
Customer premise equipment...        3             32,805        30,616       30,736
General office furniture and
  fixtures...................       3-5            40,514        61,300       32,935
Buildings and leasehold        30 or life of
  improvements...............      lease           47,917        41,154       10,961
Construction in progress.....  Not applicable     530,010       195,186      218,752
Other........................     Various          89,260        78,442       37,642
                                               ----------     ---------    ---------
                                                1,271,364       896,273      541,055
  Less accumulated
     depreciation and
     amortization............                    (210,729)     (183,869)    (127,603)
                                               ----------     ---------    ---------
                                               $1,060,635     $ 712,404    $ 413,452
                                               ==========     =========    =========

     In connection with its fiber build projects, WCG periodically enters into various agreements to obtain the use of property rights from Williams' pipeline companies in exchange for telecommunications services. Under these agreements, WCG commits to provide various levels and types of services as consideration for the right-of-way obtained. As of December 31, 1998, such commitments were not material.

     Commitments for construction and acquisition of property, plant and equipment are approximately $808,183,000 as of December 31, 1998. Included in this amount is $470,440,000 for the purchase of optronics equipment from Nortel to be used in building the network pursuant to an agreement with Nortel to purchase $600 million of optronics equipment. In addition, included in the commitments is $315,556,000 for the purchase of wireless capacity.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Under Williams' centralized cash management system, WCG's cash accounts reflect credit balances to the extent checks written have not been presented for payment. The amount of these credit balances included in accounts payable is $51,831,000 and $23,255,000 as of December 31, 1998 and 1997, respectively.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     Accrued liabilities as of June 30, 1999 (unaudited) and December 31 consist of the following:

                                                                 DECEMBER 31,
                                               JUNE 30,       -------------------
                                           1999 (UNAUDITED)     1998       1997
                                           ----------------   --------   --------
                                                       (IN THOUSANDS)
Employee costs...........................      $ 66,181       $ 68,025   $ 49,276
Deferred revenue.........................       124,280         67,228     45,601
Job costs and customer deposits..........        16,421         19,161     19,258
Warranty.................................        10,586         10,967     13,232
Other....................................        53,293         33,295     49,612
                                               --------       --------   --------
                                               $270,761       $198,676   $176,979
                                               ========       ========   ========

10. LONG-TERM DEBT

     Long-term debt (excluding amounts due affiliates as disclosed in Note 14) as of June 30, 1999 (unaudited) and December 31 consists of the following:

                                                                  DECEMBER 31,
                                               JUNE 30,         -----------------
                                           1999 (UNAUDITED)      1998      1997
                                           ----------------     ------   --------
                                                       (IN THOUSANDS)
Credit agreements........................      $610,000         $   --   $125,000
Other....................................         3,647          3,710      1,941
                                               --------         ------   --------
                                                613,647          3,710    126,941
Current maturities.......................           372            690      1,195
                                               --------         ------   --------
Long-term debt...........................      $613,275         $3,020   $125,746
                                               ========         ======   ========

     In July 1997, Solutions LLC and Williams entered into an unsecured credit agreement with a bank. Under the terms of the credit agreement, Solutions LLC has access to $300,000,000. Interest is payable monthly and accrues at rates which vary with current market conditions. At December 31, 1997, the interest rate was 6.2%. On January 26, 1999, WCG was added to the unsecured credit agreement and agreed that the aggregate borrowings would not exceed $400,000,000, including Solutions LLC's availability. Williams is the guarantor for WCG under the credit agreement. WCG and Solutions LLC's availability under the credit agreement is subject to borrowings by other Williams affiliates. In March, 1999, WCG borrowed $265 million under the credit agreement for the additional investment in ATL described in Note 7.

     On April 16, 1999, WCG entered into a $1.4 billion unsecured revolving credit facility which is guaranteed by Williams. The facility will expire on September 30, 1999. As of June 30, 1999, WCG has borrowed $610 million on this facility, of which the proceeds were used to pay off the outstanding amount of $315 million under the July 1997 unsecured credit agreement. Interest is payable monthly and accrues at rates which vary with current market conditions. At June 30, 1999, the weighted average interest rate was 6.0%.

     Cash payments for interest were $2,427,000, $5,467,000 and $205,000 in 1998, 1997 and 1996, respectively.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     The table below presents changes in the components of accumulated other comprehensive income (loss).

                                               UNREALIZED       FOREIGN
                                              APPRECIATION     CURRENCY
                                             (DEPRECIATION)   TRANSLATION
                                             ON SECURITIES    ADJUSTMENTS    TOTAL
                                             --------------   -----------   --------
                                                         (IN THOUSANDS)
Balance as of December 31, 1996............     $     --       $     --     $     --
Current period change:
  Pre-income tax amount....................       (3,913)        (1,131)      (5,044)
  Income tax benefit.......................        1,565             --        1,565
                                                --------       --------     --------
Balance as of December 31, 1997............       (2,348)        (1,131)      (3,479)
Current period change:
  Pre-income tax amount....................       45,305         (1,792)      43,513
  Income tax expense.......................      (15,328)            --      (15,328)
                                                --------       --------     --------
                                                  29,977         (1,792)      28,185
                                                --------       --------     --------
Balance as of December 31, 1998............       27,629         (2,923)      24,706
Current period change:
  Pre-income tax amount (unaudited)........      125,674        (21,569)     104,105
  Income tax expense (unaudited)...........      (51,182)            --      (51,182)
                                                --------       --------     --------
                                                  74,492        (21,569)      52,923
                                                --------       --------     --------
Balance as of June 30, 1999 (unaudited)....     $102,121       $(24,492)    $ 77,629
                                                ========       ========     ========

12. STOCK-BASED COMPENSATION

     Williams and WCG have several plans providing for Williams common-stock-based awards to its employees and employees of its subsidiaries. The plans permit the granting of various types of awards including, but not limited to, stock options, stock-appreciation rights, restricted stock and deferred stock. Awards may be granted for no consideration other than prior and future services or based on certain financial performance targets being achieved. The purchase price per share for stock options and the grant price for stock-appreciation rights may not be less than the market price of the underlying stock on the date of grant. Depending upon terms of the respective plans, stock options become exercisable after three to five years, subject to accelerated vesting if certain future stock prices or specific financial performance targets are achieved. Stock options expire ten years after grant.

     Williams' employee stock-based awards are accounted for under provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Williams' fixed plan common stock options do not result in compensation expense, because the exercise price of the stock options equals the market price of the underlying stock on the date of grant.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     Pro forma net income and earnings per share, assuming WCG had applied the fair-value method of SFAS No. 123, "Accounting for Stock-Based Compensation," in measuring compensation cost beginning with 1996 employee stock-based awards, are as follows:

                                            1998                  1997                1996
                                     -------------------   ------------------   -----------------
                                       PRO                   PRO                 PRO
                                      FORMA     REPORTED    FORMA    REPORTED   FORMA    REPORTED
                                     --------   --------   -------   --------   ------   --------
Net loss (thousands)...............  (195,129)  (185,729)  (34,743)  (30,043)   (4,014)   (3,514)
Loss per share.....................  (195,129)  (185,729)  (34,743)  (30,043)   (4,014)   (3,514)

     Pro forma amounts for 1998 include the remaining total compensation expense from the awards made in 1997, as these awards fully vested in 1998 as a result of the accelerated vesting provision. Pro forma amounts for 1997 include the remaining total expense from the awards made in 1996, as these awards fully vested in 1997 as a result of the accelerated vesting provisions. Since compensation expense from stock options is recognized over the future years' vesting period for pro forma disclosure purposes, and additional awards generally are made each year, pro forma amounts may not be representative of future years' amounts.

     The fair value of the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: expected life of the stock options of approximately 5 years; volatility of the expected market price of Williams common stock of 25 percent (26 percent in 1997 and 22 percent in 1996); risk-free interest rate of 5.3 percent (6.1 percent in 1997 and 6.0 percent in 1996); and a dividend yield of
2.0 percent (1.7 percent in 1997 and 2.0 percent in 1996).

     The following summary provides information on stock options in Williams common stock granted to WCG employees:

                                        1998                            1997                 1996
                       ---------------------------------------   ------------------   ------------------
                            WCG PLAN          WILLIAMS PLANS       WILLIAMS PLANS       WILLIAMS PLANS
                       ------------------   ------------------   ------------------   ------------------
                                 WEIGHTED             WEIGHTED             WEIGHTED             WEIGHTED
                                 AVERAGE              AVERAGE              AVERAGE              AVERAGE
                                 EXERCISE             EXERCISE             EXERCISE             EXERCISE
                       OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                       -------   --------   -------   --------   -------   --------   -------   --------
                                                    (OPTIONS IN THOUSANDS)
Outstanding --
  Beginning of
     year............     --          --     4,911     $19.39     3,230     $14.19     1,657     $10.21
Granted..............    490      $30.55     1,729      31.87     2,303      25.57     2,113      16.66
Exercised............     --          --    (1,093)     15.58      (450)     13.90      (430)     10.46
Canceled.............    (20)      31.94      (169)     29.13      (172)     18.81      (110)     16.45
                         ---      ------    ------     ------     -----     ------     -----     ------
Outstanding -- end of
  year...............    470      $30.50     5,378     $23.87     4,911     $19.39     3,230     $14.19
                         ---      ------    ------     ------     -----     ------     -----     ------
Exercisable at end of
  year...............     --                 3,754     $20.41     2,663     $14.13     1,161     $10.18
                         ===                ======     ======     =====     ======     =====     ======
Weighted-average
  grant date fair
  value of options
  granted during the
  year...............             $ 8.19               $ 8.19               $ 5.98               $ 3.92

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     The following summary provides information on stock options in Williams common stock issued to WCG employees outstanding and exercisable at December 31, 1998:

                                     STOCK OPTIONS OUTSTANDING
                              ---------------------------------------   STOCK OPTIONS EXERCISABLE
                                                           WEIGHTED     -------------------------
                                               WEIGHTED     AVERAGE                      WEIGHTED
                                               AVERAGE     REMAINING                     AVERAGE
                                               EXERCISE   CONTRACTUAL                    EXERCISE
RANGE OF EXERCISE PRICES:        OPTIONS        PRICE        LIFE          OPTIONS        PRICE
-------------------------     --------------   --------   -----------   --------------   --------
                              (IN THOUSANDS)                            (IN THOUSANDS)
WCG Plan:
  $23.00 to $31.94..........        470         $30.50     9.5 years           --             --
Williams Plans:
  $4.62 to $27.37...........      3,753         $20.41     8.0 years        3,753         $20.41
  $28.75 to $41.02..........      1,625         $31.85     9.6 years            1         $40.99
                                  -----                                     -----
          Total.............      5,378         $23.87     8.5 years        3,754         $20.41

     The following summary provides information on deferred shares of Williams common stock granted to WCG employees:

                                                     1998             1997       1996
                                              -------------------   --------   --------
                                                         WILLIAMS   WILLIAMS   WILLIAMS
                                              WCG PLAN    PLANS      PLANS      PLANS
                                              --------   --------   --------   --------
Deferred shares granted.....................  165,000     109,565    14,232     209,410
Weighted-average grant date fair value of
  shares granted............................  $ 31.59    $  31.59   $ 19.94    $  16.24

     Approximately $1,197,000, $727,000, and $352,000 were recognized as expense for deferred shares in 1998, 1997 and 1996, respectively.

     Deferred shares are valued at the date of the award. The remaining value of the deferred shares not expensed in the year granted is amortized over the vesting period.

13. LEASES

LESSEE:

     Future minimum annual rentals under noncancellable operating leases as of December 31, 1998 are payable as follows:

                                               OFF-NETWORK
                                    OFFICE      CAPACITY
                                    RENTAL    AND EQUIPMENT    OTHER     TOTAL
                                   --------   -------------   -------   --------
                                                  (IN THOUSANDS)
1999.............................  $ 24,756     $ 79,730      $ 5,019   $109,505
2000.............................    21,173      134,851        5,030    161,054
2001.............................    17,935      104,117        1,689    123,741
2002.............................    13,118       91,622          691    105,431
2003.............................    11,169       69,396          691     81,256
Thereafter.......................    38,825        6,650        9,788     55,263
                                   --------     --------      -------   --------
Total minimum annual rentals.....  $126,976     $486,366      $22,908   $636,250
                                   ========     ========      =======   ========

     During 1998, WCG entered into an operating lease agreement covering a portion of its fiber optic network. The total estimated cost of the network assets to be covered by the lease

                      WILLIAMS COMMUNICATIONS GROUP, INC.

agreement is $750 million. The lease term will include an interim term, during which the covered network assets will be constructed, that is anticipated to end no later than December 31, 1999, and a base term. The interim and base terms are expected to total five years, and if renewed, could total seven years. Under the terms of the lease agreement, WCG cannot sublease the assets without the prior written consent of the lessor. Through June 30, 1999, WCG has not requested nor has the lessor granted such consent.

     WCG has an option to purchase the covered network assets during the lease term at an amount approximating the lessor's cost. Williams provides a residual value guarantee equal to a maximum of 89.9% of the transaction. The residual value guarantee is reduced by the present value of the actual lease payments. In the event that WCG does not exercise its purchase option, WCG expects the fair market value of the covered network assets to substantially reduce Williams payment under the residual value guarantee. WCG's disclosures for future minimum annual rentals under noncancellable operating leases do not include amounts for the residual value guarantee. As of June 30, 1999 (unaudited) and December 31, 1998, approximately $495 million and $287 million, respectively, of costs have been incurred by the lessor.

     Total capacity expense incurred from leasing from a third party's network (off-network capacity expense) was $110,804,000, $68,824,000 and $45,033,000 in
1998, 1997 and 1996, respectively. All other rent expense was $37,826,000, $24,912,000 and $17,588,000 in 1998, 1997 and 1996, respectively. Included in other rent expense is office space charged from affiliates of $3,664,000, $2,475,000 and $2,247,000 in 1998, 1997 and 1996, respectively.

LESSOR:

     WCG has granted IRUs for dark fiber to third parties that are accounted for as sales-type leases. The lease term is typically for 20 to 25 years and the lessee can renew the leases at no cost for an additional period of 10 to 20 years. At December 31, 1998, all cash from sales-type leases has been received, except for $27 million, which will be collected in 1999. Due to the initial term of the IRUs and lessee renewal options, WCG has not recorded any residual value for these leases.

14. RELATED PARTY TRANSACTIONS

     Williams charges its subsidiaries, including WCG, for certain corporate administrative expenses, which are directly identifiable or allocable to the subsidiaries. Nortel also charges Solutions LLC for certain corporate administrative expenses which are directly identifiable or allocable to Solutions LLC. Details of such charges for the six months ended June 30, 1999 and 1998 (unaudited) and the years ended December 31 are as follows:

                                SIX MONTHS ENDED
                              JUNE 30, (UNAUDITED)     YEAR ENDED DECEMBER 31,
                              --------------------   ---------------------------
                                1999        1998      1998      1997      1996
                              --------    --------   -------   -------   -------
                                                (IN THOUSANDS)
Direct costs, charged from:
  Williams..................  $11,125     $ 5,825    $13,364   $ 8,418   $ 6,370
  Nortel....................    1,173       6,278     10,727    15,260        --
Allocated charges from
  Williams..................    6,624       6,828     11,654     9,230     6,643
                              -------     -------    -------   -------   -------
                              $18,922     $18,931    $35,745   $32,908   $13,013
                              =======     =======    =======   =======   =======

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     The above costs are reflected in selling, general and administrative expenses in the accompanying consolidated statements of operations. Direct costs charged from Williams or Nortel represent the direct costs of goods or services provided by Williams or Nortel at our request as well as the cost of centralized administrative services. Williams allocates its cost of centralized administrative services based on a logical representation of the benefits received, such as allocating Williams' human resources department based on employee headcount. Allocated charges from Williams represent an allocation of general corporate charges based on a three factor formula which considers operating results, property, plant and equipment and payroll. In management's estimation, the allocation methodologies used are reasonable and the direct and allocated charges approximate amounts that would have been incurred on a stand-alone basis.

     Included in WCG's revenues are charges to Williams and its subsidiaries and affiliates for managing their internal telephone operations of $4,526,000, $4,010,000, $7,710,000, $5,217,000 and $4,918,000 for the six months ended June
30, 1999 and 1998 (unaudited) and the years ended December 31, 1998, 1997 and 1996, respectively. In addition, WCG's revenues include charges to Williams' gas pipelines for managing microwave frequencies of $2,134,000, $2,120,000, $4,254,000, $3,754,000 and $1,381,000 for the six months ended June 30, 1999 and
1998 (unaudited) and the years ended December 31, 1998, 1997 and 1996, respectively.

     As of June 30, 1999 (unaudited) and December 31, 1998 and 1997, WCG's net amount due to or due from affiliates consists of an unsecured promissory note agreement with Williams for both advances to and from Williams depending on the respective cash positions of the companies. The agreement does not require periodic principal payments or commitment fees and accordingly is normally classified as noncurrent. Interest on noncurrent receivables and payables is accrued monthly and rates vary with market conditions. The interest rate for noncurrent receivables and payables with Williams at the end of the period was 5.9%, 5.8% and 6.2% for June 30, 1999 (unaudited) and December 31, 1998 and 1997, respectively. In addition, the net amount due to or from affiliates consists of normal course receivables and payables resulting from the use of each others services. A summary of these payables and receivables as of June 30, 1999 (unaudited) and December 31 follows:

                                                                 DECEMBER 31,
                                               JUNE 30,       -------------------
                                           1999 (UNAUDITED)     1998       1997
                                           ----------------   --------   --------
                                                       (IN THOUSANDS)
Current:
  Due from Williams......................      $     --       $  3,881   $     --
                                               ========       ========   ========
Due to affiliates:
  Williams...............................      $ 30,357       $     --   $ 24,636
  Nortel.................................        23,465         37,187     98,948
  Other..................................         1,900          1,323         --
                                               --------       --------   --------
Total due to affiliates..................      $ 55,722       $ 38,510   $123,584
                                               ========       ========   ========
Noncurrent:
  Due from Williams......................      $     --       $     --   $ 97,097
                                               ========       ========   ========
  Due to affiliates:
     Williams............................      $794,175       $614,343   $     --
     Other...............................         6,781          6,367         --
                                               --------       --------   --------
Total due to affiliates..................      $800,956       $620,710   $     --
                                               ========       ========   ========

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     Interest expense to Williams was $16,902,000, $4,157,000, $16,933,000,
$2,657,000 and $16,776,000 for the six months ended June 30, 1999 and 1998
(unaudited) and the years ended December 31, 1998, 1997 and 1996, respectively. No amounts, net of interest capitalized, were paid to Williams for interest in the six months ended June 30, 1999 (unaudited) or the years ended December 31, 1998, 1997 and 1996.

     Interest income from Williams was $2,932,000 in 1997. There was no interest income from Williams for the six months ended June 30, 1999 (unaudited) or the years ended December 31, 1998 and 1996.

     In connection with the formation of Solutions LLC, a $160,873,000 note payable to Nortel was established which was paid by Solutions LLC in August 1997. Total interest expensed and paid on the note during 1997 was $2,491,000.

     Solutions LLC purchased inventory from Nortel for use in equipment installations for $467,476,000 in 1998 and $310,599,000 for the period from April 30, 1997 (date on which Nortel became a related party) to December 31, 1997. Solutions LLC has a distribution agreement with Nortel that extends through December 2002. If for two consecutive years the percentage of Nortel products purchased by Solutions LLC falls below approximately 78% and the rate of growth of the purchase of Nortel products by Solutions LLC during the two-year period is below that of other Nortel distributors, Nortel may require WCG to buy, or WCG may require Nortel to sell, Nortel's entire interest in Solutions LLC at market value.

     In addition, Network purchased from Nortel optronics for use on its network for $99,311,000 in 1998 and $30,241,000 for the period from April 30, 1997 to
December 31, 1997.

15. COMMITMENTS AND CONTINGENCIES

     During 1998, Solutions LLC and one of its equipment suppliers amended an existing take-or-pay contract for equipment purchases. The amended purchase commitment terms require Solutions LLC equipment purchases from the supplier totaling $10,000,000, $19,000,000 and $25,000,000 during the twelve-month periods ended March 31, 1999, 2000 and 2001, respectively. Solutions LLC met its March 31, 1999 commitment.

     On December 17, 1998, WCG entered into two agreements with WinStar Communications, Inc. ("WinStar"). WCG has a 25 year indefeasible right to use approximately 2% of WinStar's wireless local capacity in exchange for payments equal to $400 million. WinStar has a 25 year indefeasible right to use four strands of WCG's fiber over 15,000 route miles on the network, a transmission capacity agreement with a minimum commitment for approximately $120 million in specified circuits over a twenty-year term and colocation space rental and maintenance services in exchange for monthly payments equal to an aggregate of approximately $644 million over the next seven years. The $644 million will be allocated between dark fiber, services related to co-location, maintenance and capacity according to the relative fair value of each component. As of June 30, 1999, WinStar has paid WCG approximately $44.1 million. WinStar has constructed approximately 60 hubs, or antenna sites, which are currently available to WCG. WinStar intends to construct 270 hubs by the end of 2001, and WCG will have the ability to use all of these hubs for a period of 25 years. WCG will pay WinStar the $400 million over the next four years as WinStar completes construction of the hubs. WCG will amortize the $400 million to be capitalized on a straight-line basis over the 25-year usage term. As of June 30, 1999, WCG has paid WinStar approximately $120 million.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     Shrier v. Williams was filed on August 4, 1999 in the U.S. District Court for the Northern District of Oklahoma. Oxford v. Williams was filed on September 3, 1999 in state court in Jefferson County, Texas. In each lawsuit, the plaintiff seeks to bring a nationwide class action on behalf of all landowners on whose property we have installed fiber optic cable without the permission of the landowner. The plaintiffs are seeking a declaratory ruling that we are trespassing, damages resulting from the alleged trespass, damages based on our profits from use of the property and damages from alleged fraud. Relief requested by the plaintiff includes injunction against further trespass, actual and punitive damages and attorneys' fees.

     We believe that installation of the cable containing the single fiber network that crosses over or near the named plaintiffs' land does not infringe on the plaintiffs' property rights. We also do not believe that the plaintiffs in these lawsuits have sufficient basis for certification of a class action. The proposed composition of the class in the Oxford lawsuit appears to include only landowners who would also be included in the class proposed in the Shrier suit.

     Other communications carriers have been successfully challenged with respect to their rights over railroad rights of way, which are also challenged by the plaintiffs. Approximately 15% of the Williams network is installed on railroad rights of way. In many areas, the railroad granting us the license holds full ownership of the land, in which case its license should be sufficient to give us valid rights to cross the property. In some states where the railroad is not the property owner but has an easement over the property the law is unsettled as to whether a landowner's approval is required. We did not generally obtain landowner approval where our right of way was located on railroad easements. In most states, we have eminent domain rights which we believe would limit our liability for any trespass damages. It is likely that we will be subject to other purported class action suits challenging our railroad or pipeline rights of way but we cannot quantify the impact of such claims at this time. Thus, we cannot be certain that the plaintiffs' purported class action or other purported class actions, if successful, will not have a material adverse effect on us.

     WCG is a party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all claims, legal actions and complaints after consideration of amounts accrued, insurance coverage, or other indemnification arrangements will not have a materially adverse effect upon WCG's future financial position, results of operations or cash flows.

16. FINANCIAL INSTRUMENTS

FAIR VALUE METHODS

     The following methods and assumptions were used by WCG in estimating its fair value disclosures for financial instruments:

          Cash and cash equivalents: The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity of these instruments.

          Investments -- cost method and advances to investees: Fair value of other cost method investments and advances to investees are estimated to approximate historically recorded amounts as the operations underlying these investments are in their initial phases.

          Long-term debt: WCG's long-term debt consists primarily of variable rate borrowings, including amounts from affiliates, for which the carrying value approximates the fair value.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

OFF-BALANCE-SHEET CREDIT AND MARKET RISK

     In 1997, WCG entered into an agreement with Williams whereby WCG would sell to Williams, on an ongoing basis, certain of WCG's accounts receivable. At December 31, 1998 and 1997, $33,767,000 and $25,664,000 of WCG's accounts receivable have been sold, respectively, to Williams. On January 31, 1999, WCG's agreement with Williams expired and was not renewed.

CONCENTRATION OF CREDIT RISK

     WCG's customers include numerous corporations. Approximately 68% and 86% of receivables at December 31, 1998 and 1997, respectively, are for Solutions related services. Approximately 25% and 3% of receivables at December 31, 1998 and 1997, respectively, are for network related services. WCG serves a wide range of customers, none of which is individually significant to its business. While sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated.

17. SUBSEQUENT EVENTS

     On February 8, 1999 WCG and SBC announced a series of alliance agreements in addition to SBC's plans to acquire up to 10% of the common stock of WCG. The private investment is expected to occur simultaneously with the initial public offering. SBC's initial investment will be limited to $500 million, which will be reinvested by WCG in its business. If SBC's investment equals less than 10% of the common stock, SBC has the ability to purchase the remainder of the 10% in subsequent public offerings, if they occur. SBC's purchase of WCG stock is contingent upon due diligence, WCG completing its initial public offering and the continuing existence of the agreement under which WCG provides network transport services. The initial public offering price, less the underwriters' discount will determine the price of the SBC shares.

     Once SBC receives regulatory approval to enter the long-distance business within one state in its local service territory, it will have one seat on the WCG board of directors. WCG will serve as SBC's preferred provider for all domestic U.S. transport services. SBC will be WCG's preferred provider for platform products and certain international transport services, so long as such preferred services are provided at mutually acceptable prices and regulations do not prohibit such an arrangement. WCG will work with SBC to connect SBC's international cables to WCG's domestic network. The agreement also will allow both parties to cross-market certain of each others services, and specifically enable Solutions to offer SBC-branded products and services as an addition to its array of voice and data communication equipment products and network services.

     Williams has a call option to purchase not less than all of the shares of stock acquired by SBC, in the event of the termination, other than due to a breach by WCG, of certain agreements with SBC, provided that Williams has at least a 50% interest in WCG. The purchase price is equal to the market price at the time of exercise less the underwriting discounts and commissions applicable to the shares at the time of the initial public offering.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     On May 21, 1999, WCG entered into two memoranda of understanding with Metromedia Fiber Network, Inc. under which both parties agree to enter into 20-year agreements with the other, providing for the following:

        - Metromedia will lease to WCG dark fiber on up to 3,200 route miles on its local networks, 6 to 96 fibers per segment, and will provide WCG with maintenance services and dark fiber connectivity to approximately 250 points of presence and data centers, in exchange for approximately $317 million payable by WCG over the duration of the agreement
        - Metromedia will lease from WCG six dark fibers over substantially all of the Williams network and WCG will provide colocation and maintenance services in exchange for approximately $317 million payable by Metromedia over the duration of the agreement

     On May 24, 1999, WCG and Intel Corporation, on behalf of Intel Internet Data Services, entered into a long-term master alliance agreement. The alliance agreement provides that WCG and Intel Internet Data Services will purchase services from one another pursuant to a service agreement and create a co-marketing arrangement, each of which will have shorter terms than that of the master alliance agreement. The services WCG will provide include domestic transport services and may also include Internet connectivity. Intel will provide web hosting services pursuant to the co-marketing arrangement.

     Intel also entered into a securities purchase agreement with WCG and Williams to purchase at the closing of this offering the number of shares of common stock equal to $200 million divided by the initial public offering price less the underwriting discount. The parties' obligations under the securities purchase agreement are subject to closing conditions, including that the alliance agreement is in full effect and that at least $500 million is raised in this offering and that necessary governmental approvals have been obtained.

     In connection with its purchase of common stock, Intel has agreed not to transfer any of its shares of common stock to anyone except affiliates for a period of eighteen months, but this transfer restriction provision will be terminated if we have a change of control. In addition, the transfer restriction does not prohibit Intel from participating in future registered offerings initiated by us or from engaging in hedging transactions commencing six months from the date of the equity offering. Intel also has registration rights in connection with its holdings.

     On May 25, 1999, WCG entered into a non-exclusive alliance agreement with Telefonos de Mexico. Under the terms of the agreement, both WCG and Telefonos de Mexico must first seek to obtain select international wholesale services between Mexico and the United States and various other services from each other. WCG and Telefonos de Mexico will also sell each other's products to their respective customers and negotiate the terms under which both parties will provide installation and maintenance of communications equipment and other services for the other. In addition, WCG and Telefonos de Mexico will interconnect their long distance fiber-optic networks to jointly develop seamless voice, data and video transport services to serve their respective markets.

     In addition, on May 25, 1999, Telefonos de Mexico entered into a securities purchase agreement with WCG and Williams to purchase at the closing of the equity offering up to the number of shares of common stock equal to $100 million divided by the initial public offering price less the underwriting discount.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     Telefonos de Mexico's obligation and ability to make the investment is subject to conditions at closing, including that the alliance agreement with Telefonos de Mexico be in full effect and that SBC approves the portion of Telefonos de Mexico's investment that exceeds $25 million, which would require SBC's investment to be limited to $425 million.

     In connection with its purchase of WCG common stock Telefonos de Mexico has agreed to certain restrictions and will receive certain privileges, including the following:

     - Telefonos de Mexico has agreed not to acquire more than 10% of WCG's common stock for a period of 10 years

     - Telefonos de Mexico has agreed not to transfer to anyone, except affiliates, any of its shares of WCG's common stock for a period of 3 1/2 years, but this transfer restriction provision will be terminated if WCG has a change of control

     - Telefonos de Mexico has agreed that WCG has the right, for a period of 3 1/2 years, to repurchase WCG stock at market value less the underwriter's discount if the alliance agreement is terminated for any reason other than a breach by WCG

     Telefonos de Mexico also has registration rights in connection with its holdings.

     On May 27, 1999, Williams contributed its investments in the holding companies, which owned the investments in ATL, PowerTel and MetroCom, to WCG at their historical book values. The assets were transferred at their historical book values, similar to a pooling of interests, as Williams had common control over WCG and the holding companies contributed.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Williams Communications Group, Inc.

     We have audited the accompanying combined statements of income and changes in net assets and combined statements of cash flows of the Direct Sales Subsidiary, Nortel Communications Systems ("NCS") and TTS Meridian Systems, Inc. ("TTS") (collectively, the "Business") of Enterprise Networks of Northern Telecom Limited ("Nortel") for the four months ended April 30, 1997 and the year ended December 31, 1996. These financial statements are the responsibility of the Business' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of the Business' operations and changes in net assets and its cash flows for the four months ended April 30, 1997 and the year ended December 31, 1996, in conformity with generally accepted accounting principles in the United States.

                                            DELOITTE & TOUCHE LLP

Toronto, Ontario
March 26, 1999

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

            COMBINED STATEMENTS OF INCOME AND CHANGES IN NET ASSETS

                                                              FOUR MONTHS
                                                                 ENDED       YEAR ENDED
                                                               APRIL 30,    DECEMBER 31,
                                                                 1997           1996
                                                              -----------   ------------
                                                                    (IN THOUSANDS)
Sales.......................................................   $250,205       $733,111
Cost of Sales...............................................    182,539        527,980
                                                               --------       --------
Gross Profit................................................     67,666        205,131
                                                               --------       --------
Selling, general and administrative.........................     55,242        167,234
Other.......................................................         --          1,023
                                                               --------       --------
Operating income............................................     12,424         36,874
Interest income.............................................        592          1,405
                                                               --------       --------
Income before provision for income taxes....................     13,016         38,279
Provision for income taxes (Note 5).........................      5,330         16,018
                                                               --------       --------
Net income..................................................   $  7,686       $ 22,261
                                                               ========       ========
Net Assets:
Beginning of period.........................................   $131,505       $140,201
Net Income..................................................      7,686         22,261
Distribution from/(to) Nortel...............................      8,339        (30,957)
                                                               --------       --------
End of period...............................................   $147,530       $131,505
                                                               ========       ========

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                       COMBINED STATEMENTS OF CASH FLOWS

                                                              FOUR MONTHS
                                                                 ENDED       YEAR ENDED
                                                               APRIL 30,    DECEMBER 31,
                                                                 1997           1996
                                                              -----------   ------------
                                                                    (IN THOUSANDS)
OPERATING ACTIVITIES
Net Income..................................................   $  7,686       $ 22,261
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................      2,121          6,993
  Deferred taxes............................................        705         (2,508)
  Loss on write-down of property and equipment..............         --          1,108
  Cash provided (used) by changes in:
     Receivables............................................    (12,859)         3,928
     Inventories............................................     (1,873)        (3,721)
     Prepaid expenses.......................................         69            428
     Accounts payable and accrued liabilities...............     (2,832)         4,236
     Distribution from/(to) Nortel..........................      8,339        (30,957)
     Other..................................................        396          4,308
                                                               --------       --------
Net cash provided by operating activities...................      1,752          6,076
                                                               --------       --------
INVESTING ACTIVITIES
Payments for purchases of property and equipment............     (1,752)        (6,076)
                                                               --------       --------
Net cash used by investing activities.......................     (1,752)        (6,076)
                                                               --------       --------
Increase in cash............................................         --             --
Cash at beginning of periods................................         --             --
                                                               --------       --------
Cash at end of periods......................................   $     --       $     --
                                                               ========       ========

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                       NOTES TO THE FINANCIAL STATEMENTS
       FOUR MONTHS ENDED APRIL 30, 1997 AND YEAR ENDED DECEMBER 31, 1996
                             (THOUSANDS OF DOLLARS)

1. BASIS OF PRESENTATION OF THE COMBINED FINANCIAL STATEMENTS

     On April 30, 1997 the combined net assets of the Direct Sales Subsidiary, Nortel Communications Systems, Inc. ("NCS"), and TTS Meridian Systems, Inc. ("TTS"), (collectively the "Business") of Enterprise Networks of Northern Telecom Limited ("Nortel") were sold to a newly formed entity. Under the terms of the purchase and sale agreement, Williams Communications Group, Inc. ("WCG") and Nortel formed a new entity, Wiltel Communications, LLC (today known as Williams Communications Solutions, LLC or "WCS").

     The accompanying combined statements of income and changes in net assets, and combined statements of cash flows ("the statements") have been prepared to reflect the income, changes in net assets and cash flows associated with the Business as if it had operated on a stand alone basis rather than as part of Nortel.

     The Business is comprised of the following:

     -- NCS, which includes the following divisions: NCS East and NCS West; and the consolidated subsidiaries Nortel Federal Systems, Inc., and Bell Atlantic Meridian Systems ("BA Meridian"). BA Meridian was a joint venture general partnership previously owned 80% by NCS and 20% by Bell Atlanticom Systems Inc. Immediately prior to transferring the combined net assets of the Business to WCS, Nortel purchased the 20% interest in BA Meridian held by Bell Atlanticom Systems Inc. On April 30, 1997, 100% of BA Meridian's net assets were sold to WCS, as part of the combined net assets contributed, and;

     -- TTS

     All transactions and balances between combined entities have been eliminated.

     The combined statements include 100% of the results of BA Meridian. The 20% portion owned by Bell Atlanticom Systems Inc. and included in these combined statements amounted to $386 and $2,089 of net income, for the four months ended April 30, 1997 and the year ended December 31, 1996, respectively.

     The transfer of the net assets of the Business was governed by the following agreements: the Limited Liability Agreement of Wiltel Communications, LLC, dated as of April 1, 1997; the Formation Agreement between Northern Telecom Inc., and Williams Communications Group, Inc. dated as of April 1, 1997, and the Share Purchase Agreements for TTS Meridian Systems, Inc., by and between Northern Telecom Limited and Williams Telecommunications Systems, Inc. ("WTI"), dated April 30, 1997, collectively referred to as the "Agreement."

2. THE BUSINESS

     The Business' principal activity is the marketing, sales and distribution of telecommunications equipment. The Business is highly dependent on Nortel, as substantially all of the products distributed are purchased from Nortel.

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3. SIGNIFICANT ACCOUNTING POLICIES

REVENUES AND RELATED COST OF SALES

     Revenues and related costs for contracts and customer service orders are recognized on a percentage-of-completion basis for individual contracts or elements thereof, based on work performed, date of delivery to customer site, and the ratio of costs incurred, to total estimated costs. The equipment portion of contracts is recognized upon shipment.

     Maintenance contract revenue is deferred and recognized over the life of the contract on a straight-line basis.

TRANSLATION OF FOREIGN CURRENCIES

     Except for TTS, the functional currency of each of the combined entities is the U.S. dollar. The functional currency of TTS is the Canadian dollar. TTS' operations are translated as follows:

          i. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date.

          ii. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.

          iii. The unrealized translation gains and losses on the Business' net investment, including long-term intercompany advances, in these operations are normally accumulated in a separate component of stockholders' equity, which would be described as currency translation adjustment ("CTA").

     For the purposes of these financial statements CTA was not material, and has been included as part of the combined net assets.

DEPRECIATION

     Depreciation is generally calculated under the straight-line method using rates based on the expected useful lives of the assets of 5 to 10 years. The underlying assets being depreciated consist principally of computers and telecommunications equipment, furniture and fixtures, vehicles and leasehold improvements.

     The cost of maintenance and repairs, which do not significantly improve or extend the life of the respective assets, is charged to expense as incurred.

GOODWILL

     Goodwill represents the excess, at the dates of acquisition, of the costs over the fair values of the net assets of certain companies acquired by the Business, and is amortized on a straight-line basis over an estimated life of 3 years. The carrying value of goodwill is evaluated to determine whether a potential permanent impairment exists, management considers the financial condition and expected future earnings before tax using projected financial performance. A permanent impairment in the value of goodwill is written off against earnings in the year such impairment is identified.

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

INCOME TAXES

     The Business, except for the TTS portion, was not a taxable entity when operated by Nortel; rather, its tax position was considered as part of the consolidated tax calculation performed for Nortel. For the purposes of presenting the Business as a stand alone entity an estimate of the tax position has been calculated. The Business used the asset and liability method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, computed based on the rates and provisions as measured by tax laws.

USE OF ESTIMATES

     The statements reflect the operations and cash flows of the Business. The statements have been prepared from the books, records and accounts of the Business (including combining workpapers and supporting entries) on the basis of established accounting methods, policies, practices and procedures and the judgements and estimation methodologies used by Nortel and the Business, in accordance with the generally accepted accounting principles of the United States. All of the allocations and estimates reflected in the statements are based on assumptions and estimates that management believes to be reasonable. Actual results could differ significantly from those estimates.

WARRANTIES

     Warranty and product allowances on sales are estimated and charged to cost of sales at the time the products are sold to customers.

RECENT ACCOUNTING STANDARDS

     Due to the sale of the Business on April 30, 1997, the results of operations, cash flows and financial position for the Business subsequent to that date would be included in the financial statements of WCS. New accounting standards would be taken into consideration by WCS in the preparation of their financial statements.

4. GOODWILL

     Total goodwill amortization charged to operations for the four months ended April 30, 1997 and the year ended December 31, 1996 was $333 and $1,283, respectively.

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. INCOME TAXES

     The provision for income taxes is comprised of the following:

                                                FOUR MONTHS ENDED      YEAR ENDED
                                                 APRIL 30, 1997     DECEMBER 31, 1996
                                                -----------------   -----------------
Current
  Federal.....................................       $1,851              $13,868
  State/Provincial............................          601                2,150
                                                     ------              -------
                                                      2,452               16,018
                                                     ------              -------
Deferred
  Federal.....................................        2,528                   --
  State/Provincial............................          350                   --
                                                     ------              -------
                                                      2,878                   --
                                                     ------              -------
Total provision...............................       $5,330              $16,018
                                                     ======              =======

     Reconciliations of the benefit for income taxes from the statutory rate to the provision for income taxes are as follows:

                                                FOUR MONTHS ENDED      YEAR ENDED
                                                 APRIL 30, 1997     DECEMBER 31, 1996
                                                -----------------   -----------------
Statutory rate................................        35.00%              35.00%
Increases (reductions) in taxes from:
  State/Provincial rate.......................         7.78                5.43
  Goodwill....................................         0.13                0.66
  Other.......................................         0.58                0.83
                                                      -----               -----
Total provision...............................        43.49%              41.92%
                                                      =====               =====

     The tax provision above is an estimate to reflect what the Business would have paid had it been a stand alone company. Therefore, cash taxes paid are not disclosed in these statements. Actual income taxes payable, if any, were paid by Nortel, on behalf of the Business, on a consolidated basis.

6. PLANS FOR EMPLOYEES' PENSIONS

     As the Business was part of Nortel as of April 30, 1997 and December 31, 1996, the eligible employees of the Business were members of the Nortel pension plans. Nortel has non-contributory defined benefit pension plans covering substantially all of its employees. The benefits are based on length of service and rates of compensation.

     Nortel's policy is to fund pensions based on widely used actuarial methods as permitted by pension regulatory authorities. The funded amounts reflect actuarial assumptions regarding compensation, interest, and other projections. Plan assets are represented primarily by common stocks, bonds, debentures, secured mortgages, and property.

     Pension costs reflected in the combined statements of income are based on the unit credit method of valuation of pension plan benefits.

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The following disclosure presents the estimated expense and funded status reconciliations for the portions of the Nortel plan allocated to WCS employees as if the Business had operated on a stand alone basis. Subsequent to April 30, 1997, WCS curtailed the plan relating to the transferred employees and later settled the plan. As a result the plan as described below no longer exists.

                                                          APRIL 30,     DECEMBER 31,
                                                            1997            1996
                                                        -------------   ------------
PLAN ASSETS AND LIABILITIES:
Plan assets at fair value.............................     $45,464        $43,069
                                                           -------        -------
Actuarial present value of benefit obligation
  Accumulated benefit obligation
     Vested...........................................      21,507         20,228
     Non-vested.......................................       4,534          4,266
  Effect of salary projection.........................      17,322         16,299
                                                           -------        -------
Projected benefit obligation..........................      43,363         40,793
                                                           -------        -------
Excess of plan assets at fair value over projected
  benefit obligations.................................       2,101          2,276
Less:
  Unrecognized net transition assets..................       1,000          1,030
  Unrecognized prior service costs....................      (1,225)        (1,251)
  Unrecognized net gains..............................         557            557
                                                           -------        -------
  Pension asset.......................................     $ 1,769        $ 1,940
                                                           =======        =======

                                                          APRIL 30,     DECEMBER 31,
                                                            1997            1996
                                                        -------------   ------------
PENSION EXPENSE:
Service cost -- benefits earned.......................     $ 1,424        $ 3,702
Interest cost on projected plan benefits..............       1,163          2,926
Estimated return on plan assets.......................      (1,301)        (3,254)
Other
  Amortization of net asset...........................         (29)           (88)
  Amortization of unrecognized prior service cost.....          26             59
  Amortization of net loss............................          --              2
                                                           -------        -------
Total expense for the period..........................     $ 1,283        $ 3,347
                                                           =======        =======
Assumptions:
  Discount rates......................................       7.75%          7.75%
  Rate of return on assets............................       9.00%          9.00%
  Rate of compensation increase.......................        4.5%           4.5%

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. POST RETIREMENT BENEFITS

     The eligible employees of the Business were included in the Nortel post retirement plans. The plans provided certain benefits other than pension to the employees. The net post retirement costs include the following components:

                                                        APRIL 30,   DECEMBER 31,
                                                          1997          1996
                                                        ---------   ------------
PLAN ASSETS AND LIABILITIES:
Plan assets at fair value.............................  $     --      $     --
Accumulated post retirement benefit obligation........    14,435        13,621
                                                        --------      --------
Deficiency of plan assets at fair value over projected
  benefit obligation..................................   (14,435)      (13,621)
Unrecognized prior service costs......................     4,447         4,548
Unrecognized net gains................................      (183)         (183)
                                                        --------      --------
Post retirement liability.............................  $(10,171)     $ (9,256)
                                                        ========      ========

                                                          APRIL 30,   DECEMBER 31,
                                                            1997          1996
                                                          ---------   ------------
POST RETIREMENT EXPENSE:
Service cost...........................................     $429         $1,095
Interest cost..........................................      385            966
Other
  Amortization of unrecognized prior service costs.....      100            300
                                                            ----         ------
Total expense for the period...........................     $914         $2,361
                                                            ====         ======
Assumptions:
  Weighted average discount rate.......................     7.75%          7.75%
  Rate of compensation increase........................     4.50%          4.50%

     The effect of a 1% increase in the assumed health care cost trend is not material. The plan was unfunded at April 30, 1997 and December 31, 1996.

8. RELATED PARTY TRANSACTIONS

     Transactions with Nortel and affiliated companies are significant. These transactions occur at prices established between the Business and Nortel.

     The Business purchased equipment based on Distribution Agreements with other Nortel operating units, in the amount of $91,500 for the four months ended April 30, 1997 and $287,100 for the year ended December 31, 1996. These amounts reflect transfer prices equivalent to amounts which would have been charged to any other third party distributor.

     Pursuant to service arrangements with Nortel the Business paid approximately $15,309 to Nortel during the four months ended April 30, 1997 and $50,867 during the year ended December 31, 1996 for fringe benefits, accounting, computer and other administrative services provided by Nortel. The charges were based on actual costs incurred or allocated costs based on relative factors such as square foot occupancy or head count. In management's estimates, the allocated methodologies used are reasonable. In addition these amounts reflect fair value, and

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

approximate amounts that would have been incurred by the Business had it purchased these services from third parties.

9. INFORMATION ON BUSINESS SEGMENT BY GEOGRAPHIC AREA

     The Business operates in one business segment, telecommunications equipment, and its activity consists of the sales and distribution of Nortel products in North America.

GEOGRAPHIC AREA

     The point of origin (the location of the selling organization) of revenues and the location of the assets determine the geographic areas. The following table sets forth information by geographic area:

                                                FOUR MONTHS ENDED      YEAR ENDED
                                                 APRIL 30, 1997     DECEMBER 31, 1996
                                                -----------------   -----------------
Total revenues:
  United States...............................      $223,860            $651,429
  Canada......................................        26,345              81,682
                                                    --------            --------
Total customer revenues.......................       250,205             733,111
                                                    --------            --------
Contribution to operating earnings:
  United States...............................        56,599             172,558
  Canada......................................        11,067              32,573
                                                    --------            --------
                                                      67,666             205,131
General corporate expenses....................        54,650             166,852
                                                    --------            --------
Income before income taxes....................      $ 13,016            $ 38,279
                                                    ========            ========

10. STOCK-BASED COMPENSATION

     Certain employees of the Business were participants of the Northern Telecom Limited 1986 Stock Option Plan As Amended and Restated ("the Plan"). Under the Plan, options to purchase common shares of Nortel were granted at the market value on the effective date of the grant. Generally, options become exercisable over two or three years, depending on the year of the grant, and expire after ten years.

     The Business' employee stock-based awards were accounted for under provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Common stock options do not result in compensation expense, because the exercise price of the stock options equals the market price of the underlying stock on the effective date of grant.

     SFAS No. 123, "Accounting For Stock-Based Compensation," requires that companies who continue to apply APB Opinion No. 25 disclose pro forma net income assuming that the fair-value method in SFAS No. 123 had been applied in measuring compensation cost. Pro forma net income for the Business was $6,376 and $20,987 for the four months ended April 30, 1997 and the year ended December 31, 1996, respectively. Reported net income was $7,686 and $22,261, for the four months ended April 30, 1997, and the year ended December 31, 1996,

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

respectively. Since compensation expense from stock options is recognized over the future years' vesting period for pro forma disclosure purposes, and additional awards generally are made each year, pro forma amounts may not be representative of future years' amounts.

     These options were not assumed by WCS on the transfer of the net assets of the Business, and employees could continue to hold the options of Nortel common shares under the Plan.

                                                    APRIL 30, 1997   DECEMBER 31, 1996
                                                    --------------   -----------------
Options granted for the period....................      144,200           135,900
Weighted-average grant date fair value............     $  13.22          $   9.92
Options outstanding at period end.................      282,600           240,286
Options exercisable at period end.................       60,850            54,786

11. COMMITMENTS

     As at April 30, 1997, the future minimum lease payments under operating leases consisted of:

Remaining 8 months of 1997..................................   $10,017
1998........................................................    12,276
1999........................................................     8,330
2000........................................................     5,276
2001........................................................     1,532
Thereafter..................................................       601
                                                               -------
Total.......................................................   $38,032
                                                               =======

     Rent expense on operating leases for the four months ended April 30, 1997 and the year ended December 31, 1996 amounted to $4,738 and, $14,053, respectively.

12. CONTINGENT LIABILITIES

     The Business is, from time to time, a litigant in various claims and proceedings arising from the normal course of business. Although the outcome of these proceedings cannot be precisely determined, management believes, based on currently known facts and circumstances, that the disposition of these matters will not have a material adverse effect on the Business' financial position.

13. CREDIT RISK

     The Business is exposed to credit risk from customers. Such risk is minimized due to the nature of the telecommunications distribution business which results in the Business transacting with a large number of diverse customers.

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                                LEHMAN BROTHERS

                       SALOMON SMITH BARNEY INTERNATIONAL

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